
13001070

MGIC Investment Corporation

Notice of 2013 Annual Meeting and Proxy Statement

2012 Annual Report to Shareholders

MGIC Investment Corporation

March 25, 2013

Dear Shareholder:

It is my pleasure to invite you to attend our Annual Meeting of Shareholders to be held on Thursday, April 25, 2013, in the Bradley Pavilion of the Marcus Center for the Performing Arts in Milwaukee, Wisconsin.

At our meeting this year, we will ask shareholders to:

- elect eight directors,
- approve our Amended and Restated Rights Agreement,
- conduct an advisory vote to approve our executive compensation, and
- ratify for 2013 the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

We will also report on our business.

Your vote is important. Even if you plan to attend the meeting, we encourage you to vote as soon as possible. You may vote by telephone, over the Internet or by mail. Please read our proxy statement for more information about our meeting and the voting process.

Our Annual Report to Shareholders, which follows the proxy statement in this booklet, is a separate report and is not part of this proxy statement.

Sincerely,

Curt S. Culver

Curt S. Culver
Chairman and
Chief Executive Officer

IMPORTANT VOTING INFORMATION

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, you will have received a voting instruction form from that nominee containing instructions that you must follow in order for your shares to be voted. If you do not transmit your voting instructions before the Annual Meeting, your nominee can vote on your behalf on only the matter considered to be routine, which is the ratification of the appointment of our independent registered public accounting firm.

The following matters are NOT considered routine: election of directors, approval of our Amended and Restated Rights Agreement, and the advisory vote to approve our executive compensation. Your nominee is not permitted to vote on your behalf on such matters unless you provide specific instructions by following the instructions from your nominee about voting your shares and by completing and returning the voting instruction form. For your vote to be counted on such matters, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting.

Your Participation in Voting the Shares You Own is Important

Voting your shares is important to ensure that you have a say in the governance of your company and to fulfill the objectives of the majority voting standard that we apply in the election of directors. Please review the proxy materials and follow the relevant instructions to vote your shares. We hope you will exercise your rights and fully participate as a shareholder in the future of MGIC Investment Corporation.

More Information is Available

If you have any questions about the proxy voting process, please contact the bank, broker or other nominee through which you hold your shares. The Securities and Exchange Commission ("SEC") also has a website (www.sec.gov/spotlight/proxymatters.shtml) with more information about voting at annual meetings. Additionally, you may contact our Investor Relations personnel at (414) 347-6480.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 25, 2013

Our proxy statement and 2012 Annual Report to Shareholders are available at http://mtg.mgic.com/proxyinfo. Your vote is very important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote your shares via a toll-free telephone number, over the Internet, or by completing, signing, dating and returning your proxy card or voting instruction form in the pre-addressed envelope provided. No postage is required if your proxy card or voting instruction form is mailed in the United States. If you attend the meeting, you may vote in person, even if you have previously voted by telephone, over the Internet or by mailing your proxy card. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares.

MGIC INVESTMENT CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 25, 2013

To Our Shareholders:

The Annual Meeting of Shareholders of MGIC Investment Corporation will be held in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, on April 25, 2013, at 9:00 a.m., to vote on the following matters:

(1) Election of the eight directors named in the proxy statement, each for a one-year term;

(2) Approval of our Amended and Restated Rights Agreement;

(3) An advisory vote to approve our executive compensation;

(4) Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2013; and

(5) Any other matters that properly come before the meeting.

Only shareholders of record at the close of business March 1, 2013, will be entitled to vote at the Annual Meeting and any postponement or adjournment of the meeting.

By Order of the Board of Directors

Jeffrey H. Lane, Secretary
March 25, 2013

YOUR VOTE IS IMPORTANT
PLEASE PROMPTLY VOTE VIA TOLL-FREE TELEPHONE NUMBER, OVER THE INTERNET OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM

MGIC INVESTMENT CORPORATION
PROXY STATEMENT
TABLE OF CONTENTS

MGIC Investment Corporation
P.O. Box 488
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53201

Proxy Statement

Our Board of Directors is soliciting proxies for the Annual Meeting of Shareholders to be held at 9:00 a.m., Thursday, April 25, 2013, in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, and at any postponement or adjournment of the meeting. In this proxy statement we sometimes refer to MGIC Investment Corporation as "the Company," "we" or "us." This proxy statement and the enclosed form of proxy are being mailed to shareholders beginning on March 25, 2013. Our Annual Report to Shareholders for the year ended December 31, 2012, which follows the proxy statement in this booklet, is a separate report and is not part of this proxy statement. If you have any questions about attending our Annual Meeting, you can call our Investor Relations personnel at (414) 347-6480.

ABOUT THE MEETING AND PROXY MATERIALS

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will act on the matters outlined in our notice of meeting preceding the Table of Contents, including the election of the eight directors named in the proxy statement, approval of our Amended and Restated Rights Agreement, an advisory vote to approve our executive compensation and ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2013. In addition, management will report on our performance during the last year and, after the meeting, respond to questions from shareholders.

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business March 1, 2013, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting. For each share of Common Stock that you held on that date, you are entitled to one vote on each matter considered at the meeting. On the record date, 202,303,017 shares of Common Stock were outstanding and entitled to vote.

What is a proxy?

A proxy is another person you legally designate to vote your shares. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

How do I vote my shares?

If you are a shareholder of record, meaning your shares are registered directly in your name with Wells Fargo Bank Minnesota, N.A., our stock transfer agent, you may vote your shares in one of three ways:

- **By Telephone** — Shareholders of record who live in the United States or Canada may submit proxies by telephone by calling 1-800-560-1965 and following the instructions. Shareholders of record must have the control number that appears on their proxy card available when voting.
- **By Internet** — Shareholders may submit proxies over the Internet by following the instructions on the proxy card.

- **By Mail** — Shareholders may submit proxies by completing, signing and dating their proxy card and mailing it in the accompanying pre-addressed envelope.
  If you attend the meeting, you may withdraw your proxy and vote your shares in person.

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, your broker or nominee has enclosed or provided a voting instruction form for you to use to direct the broker or nominee how to vote your shares. Certain of these institutions offer telephone and Internet voting.

If you hold shares as a participant in our Profit Sharing and Savings Plan, you may instruct the plan trustee how to vote those shares in any one of three ways:

- **By Telephone** — If you live in the United States or Canada, you may submit a proxy by telephone by calling 1-800-560-1965 and following the instructions. You must have the control number that appears on your proxy card available when voting.

- **By Internet** — You may submit a proxy over the Internet by following the instructions on the proxy card.

- **By Mail** — You may submit a proxy by completing, signing and dating your proxy card and mailing it in the accompanying pre-addressed envelope.

The plan trustee will vote shares held in your account in accordance with your instructions and the plan terms. The plan trustee may vote the shares for you if your instructions are not received at least five days before the Annual Meeting date.

Please contact our Investor Relations personnel at (414) 347-6480 if you would like directions on attending the Annual Meeting and voting in person. At our meeting, you will be asked to show some form of identification (such as your driving license).

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record, you can revoke your proxy at any time before your shares are voted by advising our corporate Secretary in writing, by granting a new proxy with a later date, or by voting in person at the meeting. If your shares are held in street name by a broker, bank or nominee, or in our Profit Sharing and Savings Plan, you must follow the instructions of the broker, bank, nominee or plan trustee on how to change your vote.

How are the votes counted?

A quorum is necessary to hold the meeting and will exist if a majority of the 202,303,017 shares of Common Stock outstanding on the record date are represented, in person or by proxy, at the meeting. Votes cast by proxy or in person at the meeting will be counted by Wells Fargo Bank Minnesota, N.A., which has been appointed by our Board to act as inspector of election for the meeting.

Shares represented by proxy cards marked "Abstain" for any matter will be counted to determine the presence of a quorum, but will not be counted as votes for or against that matter. "Broker non-votes," which occur when a broker or other nominee does not vote on a particular matter because the broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and has not received such instructions, will be counted for quorum purposes but will not be counted as votes for or against any matter. Brokers and other nominees have discretionary authority to vote shares without instructions from the beneficial owner of the shares only for matters considered routine. For the 2013 Annual Meeting, nominees will only have discretionary authority to vote shares on the ratification of the appointment of the independent registered public accounting firm without instructions from the beneficial owner.

What are the Board's recommendations?

Our Board of Directors recommends a vote **FOR** all of the nominees for director (Item 1), **FOR** approval of our Amended and Restated Rights Agreement (Item 2), **FOR** approval of our executive compensation (Item 3), and **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2013 (Item 4).

If you sign and return a proxy card or voting instruction form without specifying how you want your shares voted, the named proxies will vote your shares in accordance with the recommendations of the Board for all Items and in their best judgment on any other matters that properly come before the meeting.

Will any other items be acted upon at the Annual Meeting?

The Board does not know of any other business to be presented at the Annual Meeting. No shareholder proposals will be presented at this year's Annual Meeting.

What are the deadlines for submission of shareholder proposals for the next Annual Meeting?

Shareholders may submit proposals on matters appropriate for shareholder action at future Annual Meetings by following the SEC's rules. Proposals intended for inclusion in next year's proxy materials must be received by our Secretary no later than November 25, 2013.

Under our Amended and Restated Bylaws ("Bylaws"), a shareholder who wants to bring business before the Annual Meeting that has not been included in the proxy materials for the meeting, or who wants to nominate directors at the meeting, must be eligible to vote at the meeting and give written notice of the proposal to our corporate Secretary in accordance with the procedures contained in our Bylaws. Our Bylaws require that shareholders give notice to our Secretary at least 45 and not more than 70 days before the first anniversary of the date set forth in our proxy statement for the prior Annual Meeting as the date on which we first mailed such proxy materials to shareholders. For the 2014 Annual Meeting, the notice must be received by the Secretary no later than February 8, 2014, and no earlier than January 14, 2014. For director nominations, the notice must comply with our Bylaws and provide the information required to be included in the proxy statement for individuals nominated by our Board. For any other proposals, the notice must describe the proposal and why it should be approved, identify any material interest of the shareholder in the matter, and include other information required by our Bylaws.

Who pays to prepare, mail and solicit the proxies?

We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, our employees may solicit proxies by telephone, email, facsimile or personal interview. We have also engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of $13,000, plus expenses such as charges by brokers, banks and other nominees to forward proxy materials to the beneficial owners of our Common Stock.

STOCK OWNERSHIP

The following table identifies the beneficial owners of more than 5% of our Common Stock as of December 31, 2012, based on information filed with the SEC, unless more recent information filed with the SEC is available. The table also shows the amount of our Common Stock beneficially owned by our named executive officers and all directors and executive officers as a group. Unless otherwise noted, the parties listed in the table have sole voting and investment power over their shares, and information regarding our directors and executive officers is given as of close of business March 12, 2013. Information about the Common Stock that our directors beneficially own appears below in connection with their biographies. See "Item 1— Election of Directors."

Name	Shares Beneficially Owned	Percent of Class
Old Republic International Corporation[1] 307 North Michigan Avenue Chicago, IL 60601	13,529,537	6.7%
Dimensional Fund Advisors LP[2] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	12,435,111	6.2%
The Vanguard Group, Inc.[3] 100 Vanguard Boulevard Malvern, PA 19355	10,601,724	5.2%
BlackRock, Inc.[4] 40 East 52nd Street New York, NY 10022	10,420,867	5.2%
Curt S. Culver[5]	1,156,583	*
J. Michael Lauer[5]	704,307	*
Patrick Sinks[5]	536,168	*
Jeffrey H. Lane[5]	393,139	*
Lawrence J. Pierzchalski[5]	288,636	*
All directors and executive officers as a group (16 persons)[5][6]	3,567,160	1.1%

* Less than 1%

(1) Old Republic International Corporation, which reported ownership as of January 29, 2013, on behalf of itself and several of its wholly owned subsidiaries, reported that it had shared voting and investment power for all of the shares.

(2) Dimensional Fund Advisors LP reported ownership as of December 31, 2012, on behalf of investment companies, commingled group trusts and separate accounts for which it or one of its subsidiaries provides investment advice. It reported that it had sole power to dispose or direct the disposal of 12,435,111 shares and the sole power to vote or direct the vote of 12,308,074 shares.

(3) The Vanguard Group, Inc. reported ownership as of December 31, 2012, on behalf of itself and certain subsidiaries. It reported that it had sole dispositive power over 10,335,855 shares and shared dispositive power for 265,869 shares. It further reported that it had sole voting power for 271,953 shares and shared voting power for no shares.

(4) BlackRock, Inc. reported ownership as of December 31, 2012, on behalf of itself and several subsidiaries.

(5) Includes shares that could be purchased on the record date or within 60 days thereafter by exercise of stock options granted to the executive officers: Mr. Culver — 80,000; Mr. Lauer — 27,000; Mr. Sinks — 40,000; Mr. Lane — 27,000; Mr. Pierzchalski — 27,000; and all executive officers as a group — 201,000. Also includes shares held in our Profit Sharing and Savings Plan by the executive officers: Mr. Culver — 12,696; Mr. Lauer — 53,275; Mr. Sinks — 11,733; and all executive officers as a group — 77,704. Excludes shares underlying restricted stock units ("RSUs") that cannot be settled in Common Stock within 60 days of the record date: Mr. Culver — 768,318; Mr. Lauer — 253,084; Mr. Sinks — 466,450; Mr. Lane — 253,084; Mr. Pierzchalski — 253,084; and all executive officers as a group — 2,091,354. Also includes shares for which voting and investment power are shared as follows: Mr. Lauer — 612,512, and all directors and executive officers as a group — 629,961.

(6) Includes an aggregate of 85,763 shares underlying RSUs held by our non-management directors, which could be settled in shares of Common Stock within 60 days of the record date. Also includes an aggregate of 14,733 restricted shares held by our non-management directors. The beneficial owners have sole voting power but no investment power over the restricted shares. Excludes an aggregate of 586,792 share units held by our non-management directors that cannot be settled in shares of Common Stock.

ITEM 1 – ELECTION OF DIRECTORS

Our Board of Directors was previously divided into three classes, with directors in each class serving for a term of three years and one class of directors elected at each Annual Meeting. We are currently transitioning to a declassified Board and that transition will be completed at the 2013 Annual Meeting, when the remaining term of all directors will be one year.

Item 1 consists of the election of directors at this Annual Meeting. The Board, upon the recommendation of the Management Development, Nominating and Governance Committee (with Messrs. Hagerty and Muma abstaining on their own nominations), has nominated James A. Abbott, Curt S. Culver, Thomas M. Hagerty, Timothy A. Holt, Michael E. Lehman, William A. McIntosh, Leslie M. Muma and Mark M. Zandi for re-election to the Board to serve, for one year, until our 2014 Annual Meeting of Shareholders. If any nominee is not available for election, proxies will be voted for another person nominated by the Board or the size of the Board will be reduced.

Shareholder Vote Required

Our Articles of Incorporation contain a majority vote standard for the election of directors in uncontested elections. Under this standard, each of the eight nominees (Messrs. Abbott, Culver, Hagerty, Holt, Lehman, McIntosh, Muma and Zandi) must receive a "majority vote" at the meeting to be elected a director. A "majority vote" means that when there is a quorum present, more than 50% of the votes cast in the election of the director are cast "for" the director, with votes cast being equal to the total of the votes "for" the election of the director plus the votes "withheld" from the election of the director. Therefore, under our Articles of Incorporation, a "withheld" vote is effectively a vote "against" a nominee. Broker non-votes will be disregarded in the calculation of a "majority vote." Any incumbent director who does not receive a majority vote (but whose term as a director nevertheless would continue under Wisconsin law until his successor is elected) is required to send our Board a resignation. The effectiveness of any such resignation is contingent upon Board acceptance. The Board will accept or reject a resignation in its discretion after receiving a recommendation made by our Management Development, Nominating and Governance Committee and will promptly publicly disclose its decision regarding the director's resignation (including the reason(s) for rejecting the resignation, if applicable).

Information About Our Directors

The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee our business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board's membership criteria. Accordingly, the Board and the Management Development, Nominating and Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

The Management Development, Nominating and Governance Committee is responsible for developing Board membership criteria and recommending these criteria to the Board. The criteria, which are set forth in our Corporate Governance Guidelines, include an inquiring and independent mind, sound and considered judgment, high standards of ethical conduct and integrity, well-respected experience at senior levels of business, academia, government or other fields, ability to commit sufficient time and attention to Board activities, anticipated tenure on the Board, and whether an individual will enable the Board to continue to have a substantial majority of independent directors.

In addition, the Management Development, Nominating and Governance Committee in conjunction with the Board periodically evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future, given our prospective retirements due to the Board's policy that a director may not stand for election if he is age 74 or more. The Management Development, Nominating and Governance Committee seeks a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and enable the Board to have access to a diverse body of talent and expertise relevant to our activities. The Committee's and the Board's evaluation of the Board's composition enables the Board to consider the skills and experience it seeks in the Board as a whole, and in individual directors, as our needs evolve and change over time and to assess the effectiveness of the Board's efforts at pursuing diversity. In identifying director candidates from time to time, the Management Development, Nominating and Governance Committee may establish specific skills and experience that it believes we should seek in order to constitute a balanced and effective board.

In evaluating incumbent directors for renomination to the Board, as well as the skills and experience that other directors bring to the Board, the Management Development, Nominating and Governance Committee has considered a variety of factors. These include each director's independence, financial literacy, personal and professional accomplishments, tenure on the Board, experience in light of our needs, and past performance on the Board based on feedback from other Board members.

Information about our directors appears below. The biographical information is as of February 1, 2013 and, for each director, includes a discussion about the skills and qualifications that the Board has determined support the director's continued service on the Board.

NOMINEES FOR DIRECTOR –
For One-Year Term Ending 2014

		Shares Beneficially Owned[1]
	**James A. Abbott,** 73, a Director since 1989, has been Chairman and a principal of American Security Mortgage Corp., a mortgage banking firm, since June 1999. He served as President and Chief Executive Officer of First Union Mortgage Corporation, a mortgage banking company licensed in all 50 states and nationally ranked in the top 10 in origination and loan servicing during his tenure, from January 1980 to December 1994. Mr. Abbott brings to the Board more than 40 years of experience in the mortgage banking industry, gained through his service as chairman and as chief executive officer of two mortgage banking companies, and in banking as a member of the corporate management committee of a major bank holding company for 15 years.	74,342 (2)(3)

		Shares Beneficially Owned[(1)]
	**Curt S. Culver,** 60, a Director since 1999, has been our Chairman of the Board since January 2005 and our Chief Executive Officer since January 2000. He served as our President from January 1999 to January 2006. Mr. Culver has been Chief Executive Officer of Mortgage Guaranty Insurance Corporation ("MGIC") since January 1999 and held senior executive positions with MGIC for more than five years before then. He is also a director of Wisconsin Electric Power Company and Wisconsin Energy Corporation. Mr. Culver brings to the Board extensive knowledge of our business and operations, a long-term perspective on our strategy and the ability to lead the Company and the Board as the Company faces ongoing challenges.	1,156,583 [(4)]
	**Thomas M. Hagerty,** 50, a Director since 2001, has been a managing director with Thomas H. Lee Partners, L.P. and its predecessor Thomas H. Lee Company ("THL"), a private investment firm, since 1992 and has been with the firm since 1988. Mr. Hagerty previously was in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. He is also a director of Ceridian Corporation, Fidelity National Financial, Inc., Fidelity National Information Services, Inc., First BanCorp. and MoneyGram International, Inc. Mr. Hagerty brings to the Board experience in and knowledge of the financial services and investment industries, expertise in analyzing and monitoring substantial investment positions gained through his work in private equity, expertise in evaluating companies' strategies, operations and risks gained through his work in investment banking, and corporate governance experience acquired through his service on numerous public company boards.	83,759 [(3)]

		Shares Beneficially Owned[1]
	**Timothy A. Holt,** 60, a Director since 2012, was an executive committee member and Senior Vice President and Chief Investment Officer of Aetna, Inc., a diversified health care benefits company, when he retired in 2008 after 30 years of service. From 2004 through 2007, he also served as Chief Enterprise Risk Officer of Aetna. Prior to being named Chief Investment Officer in 1997, Mr. Holt held various senior management positions with Aetna, including Chief Financial Officer of Aetna Retirement Services and Vice President, Finance and Treasurer of Aetna. Mr. Holt served as a consultant to Aetna during 2008 and 2009 and currently provides investment consulting services to other insurance companies. Since 2008, Mr. Holt has served as a Director of Virtus Investment Partners, Inc. Mr. Holt has been designated as a Chartered Financial Analyst from the CFA Institute, a global association of investment professionals. Mr. Holt brings to the Board investment expertise, skill in assessing and managing investment and credit risk, broad-based experience in a number of areas relevant to our business, including insurance, and senior executive experience gained at a major public insurance company.	36,364 [3]
	**Michael E. Lehman,** 62, a Director since 2001, has been the Chief Financial Officer at Arista Networks, a cloud networking firm, since September 2012. He was previously the Chief Financial Officer of Palo Alto Networks, a privately-held network security firm, from April 2010 until February 2012. Prior to that, he was the Executive Vice President and Chief Financial Officer of Sun Microsystems, Inc., a provider of computer systems and professional support services, from February 2006 to January 2010, when Sun Microsystems, Inc. was acquired by Oracle Corporation. From July 2000 until his initial retirement in September 2002, he was Executive Vice President of Sun Microsystems; he was its Chief Financial Officer from February 1994 to July 2002, and held senior executive positions with Sun Microsystems for more than five years before then. Mr. Lehman brings to the Board financial and accounting knowledge gained through his service as chief financial officer of a large, multinational public company, skills in addressing the range of financial issues facing a large company with complex operations, senior executive and operational experience, and leadership skills.	48,234 [3]

		Shares Beneficially Owned[1]
	**William A. McIntosh,** 73, a Director since 1996, was an executive committee member and a managing director at Salomon Brothers Inc, an investment banking firm, when he retired in 1995 after 35 years of service. In addition, during the past five years, Mr. McIntosh served as a director of Northwestern Mutual Series Fund Inc. (27 funds) (through 2009). Mr. McIntosh brings to the Board extensive experience in the financial services industry gained from his long tenure at Salomon Brothers and his service on several mutual fund boards, expertise in evaluating companies' strategies, operations and risks acquired through his work as an investment banker, and financial and accounting expertise.	92,937 [2][3]
	**Leslie M. Muma,** 68, a Director since 1995, is retired and was Chief Executive Officer of Fiserv, Inc., a financial industry automation products and services firm, from 1999 until December 2005. He was also a director of Fiserv, Inc. through 2005. Before serving as Fiserv's Chief Executive Officer, he was its President for many years. Mr. Muma brings to the Board experience in the financial services industry acquired through a career serving as a chief executive officer and president at a financial industry automation products and services firm, as well as management and operations experience, and leadership skills.	216,211 [2][3][5]
	**Mark M. Zandi,** 53, a Director since 2010, is Chief Economist of Moody's Analytics, Inc., where he directs economic research. Moody's Analytics is a leading provider of economic research, data and analytical tools. It is a subsidiary of Moody's Corporation that is separately managed from Moody's Investor Services, the rating agency subsidiary of Moody's Corporation. Dr. Zandi is a trusted adviser to policymakers and an influential source of economic analysis for businesses, journalists and the public and he frequently testifies before Congress on economic matters. Dr. Zandi, with his economics and residential real estate industry expertise, brings to the Board a deep understanding of the economic factors that shape our industry. In addition, Dr. Zandi has expertise in the legislative and regulatory processes relevant to our business.	36,364 [3]

DIRECTORS CONTINUING IN OFFICE –
Term Ending 2014

		Shares Beneficially Owned(1)
	**Kenneth M. Jastrow, II,** 65, a Director since 1994, has, since December 2007, been the non-executive Chairman of the Board of Forestar Group Inc. ("Forestar"), which is engaged in various real estate and natural resource businesses. From January 2000 until December 2007, Mr. Jastrow served as Chairman and Chief Executive Officer of Temple-Inland Inc. ("TI"), a paper and forest products company which during Mr. Jastrow's tenure also had interests in real estate and financial services. Mr. Jastrow currently serves as our Lead Director. He is also a director of KB Home and Genesis Energy, LLC, the general partner of Genesis Energy, LP, a publicly-traded master limited partnership. In addition, during the past five years, Mr. Jastrow served as a director of Guaranty Financial Group and its subsidiary Guaranty Bank (from December 2007 through August 2008). Mr. Jastrow brings to the Board senior executive and leadership experience gained through his service as chairman and chief executive officer at a public company with diversified business operations in sectors relevant to our operations, experience in the real estate, mortgage banking and financial services industries, and knowledge of corporate governance matters gained through his service as a non-executive chairman and on public company boards.	99,198 (2)(3)
	**Daniel P. Kearney,** 73, a Director since 1999, has been a business consultant and private investor for more than five years. Mr. Kearney served as Executive Vice President and Chief Investment Officer of Aetna, Inc., then a provider of health and retirement benefit plans and financial services, from 1991 to 1998. He was President and Chief Executive Officer of the Resolution Trust Corporation Oversight Board from 1990 to 1991, a principal of Aldrich, Eastman & Waltch, Inc., a pension fund advisor, from 1988 to 1989, and a managing director at Salomon Brothers Inc, an investment banking firm, from 1977 to 1988. He is non-executive Chairman of the Board of MBIA, Inc. and a director of Fiserv, Inc. Mr. Kearney brings to the Board investment expertise, skill in assessing and managing investment and credit risk, broad-based experience in a number of areas relevant to our business, including insurance and financial services, and senior executive experience gained at a major public insurance company.	213,091 (3)

		Shares Beneficially Owned(1)
	**Donald T. Nicolaisen,** 68, a Director since 2006, was the Chief Accountant of the United States Securities and Exchange Commission from September 2003 to November 2005, when he retired from full time employment. Prior to joining the SEC, he was a Senior Partner at PricewaterhouseCoopers LLP, an accounting firm that he joined in 1967. He is also a director of Verizon Communications Inc., Morgan Stanley and Zurich Insurance Group. Mr. Nicolaisen brings to the Board financial and accounting expertise acquired from his 36 years of service with a major public accounting firm and his tenure as Chief Accountant at the SEC, as well as an understanding of the range of issues facing large financial services companies gained through his service on the boards of public companies operating in the insurance and financial services industries.	157,170 (3)

(1) Ownership information is as of March 12, 2013. Unless otherwise noted, all directors have sole voting and investment power with respect to the shares. Common Stock beneficially owned by each director represents less than 1% of the total number of shares outstanding.

(2) Includes 2,000 shares held under our 1993 Restricted Stock Plan for Non-Employee Directors. The directors have sole voting power and no investment power over these shares.

(3) Includes shares underlying RSUs as follows: Mr. Abbott — 3,050; Mr. Hagerty — 3,050; Mr. Jastrow — 3,050; Mr. Kearney — 3,050; Mr. Lehman — 3,050; Mr. McIntosh — 3,050; Mr. Muma — 3,050; and Mr. Nicolaisen — 1,700. Such units were issued pursuant to our RSU award program (See "Compensation of Directors — Former RSU Award Program") and could be settled in shares of Common Stock within 60 days of the record date.

Also includes the following RSUs, which are held under the Deposit Share Program for Non-Employee Directors under our 2002 Stock Incentive Plan (See "Compensation of Directors — Former Deposit Share Program") and could be settled in shares of Common Stock within 60 days of the record date: Mr. Abbott — 1,491; Mr. Hagerty — 17,105; Mr. Jastrow — 19,769; Mr. Kearney — 5,733; Mr. Muma — 4,098; and Mr. Nicolaisen — 14,517. Directors have neither voting nor investment power over the shares underlying any of these units.

Includes 6,733 shares that Mr. Jastrow held under the Deposit Share Program for Non-Employee Directors under our 1991 Stock Incentive Plan and 2002 Stock Incentive Plan. Mr. Jastrow has sole voting power and no investment power over these shares.

Also includes cash-settled share units held under our Deferred Compensation Plan (See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units") over which the directors have neither voting nor investment power, as follows: Mr. Abbott — 36,364; Mr. Hagerty — 55,423; Mr. Holt — 36,364; Mr. Jastrow — 66,500; Mr. Kearney — 126,825; Mr. Lehman — 37,745; Mr. McIntosh — 36,364; Mr. Muma — 64,072; Mr. Nicolaisen — 90,771; and Dr. Zandi — 36,364. Under the SEC's rules, these share units would not be considered beneficial ownership of the shares to which they relate, however, we include them because they represent economic exposure to our Common Stock.

(4) Includes 80,000 shares which Mr. Culver had the vested right to acquire as of March 1, 2013 under options granted to Mr. Culver and 12,696 shares held in our Profit Sharing and Savings Plan. Excludes 768,318 shares underlying RSUs awarded under our 2002 Stock Incentive Plan and 2011 Omnibus Incentive Plan over which he has neither voting nor investment power.

(5) Includes 9,132 shares owned by a trust of which Mr. Muma is a trustee and a beneficiary and as to which Mr. Muma disclaims beneficial ownership except to the extent of his interest in the trust.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR EACH OF THE EIGHT NOMINEES. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

CORPORATE GOVERNANCE AND BOARD MATTERS

The Board of Directors oversees the management of the Company and our business. The Board selects our CEO and in conjunction with our CEO selects the rest of our senior management team, which is responsible for operating our business.

Corporate Governance Guidelines and Code of Business Conduct

The Board has adopted Corporate Governance Guidelines, which set forth a framework for our governance. The Guidelines cover the Board's composition, leadership, meeting process, director independence, Board membership criteria, committee structure and functions, succession planning and director compensation. Among other things, the Board meets in executive session outside the presence of any member of our management after each Board meeting at which directors are present in person and at any additional times determined by the Board or the Lead Director. Mr. Jastrow has, for several years, presided at these sessions and has served as the Board's Lead Director since the position was created in October 2009. See "Board Leadership" for information about the Lead Director's responsibilities and authority. The Corporate Governance Guidelines provide that a director shall not be nominated by the Board for re-election if at the date of the Annual Meeting of Shareholders, the director is age 74 or more. The Corporate Governance Guidelines also provide that a director who retires from his principal employment or joins a new employer shall offer to resign from the Board and a director who is an officer of MGIC and leaves MGIC must resign from the Board.

We have a Code of Business Conduct emphasizing our commitment to conducting our business in accordance with legal requirements and high ethical standards. The Code applies to all employees, including our executive officers, and specified portions are applicable to our directors. Certain portions of the Code that apply to transactions with our executive officers, directors, and their immediate family members are described under "Other Matters – Related Person Transactions" below. These descriptions are subject to the actual terms of the Code.

Our Corporate Governance Guidelines and our Code of Business Conduct are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these documents are available to any shareholder who submits a written request to our Secretary. We intend to disclose on our website any waivers from, or amendments to, our Code of Business Conduct that are subject to disclosure under applicable rules and regulations.

Director Independence

Our Corporate Governance Guidelines regarding director independence provide that a director is not independent if the director has any specified disqualifying relationship with us. The disqualifying relationships are equivalent to those of the independence rules of the New York Stock Exchange, except that our disqualification for board interlocks is more stringent than under the NYSE rules. Also, for a director to be independent under the Guidelines, the director may not have any material relationship with us. For purposes of determining whether a disqualifying or material relationship exists, we consider relationships with MGIC Investment Corporation and its consolidated subsidiaries.

The Board has determined that all of our current directors except for Mr. Culver, our CEO, are independent under the Guidelines and the NYSE rules. In addition, each of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees consists entirely of independent directors. All members of the Audit Committee meet additional, heightened independence criteria applicable to audit committee members under SEC and NYSE rules and the independence standards adopted by the Board. The Board made its independence determinations by considering whether any disqualifying relationships existed during the periods specified under the Guidelines and the NYSE rules. To determine that there were no material relationships, the Board applied categorical standards that it had adopted. All independent directors met these standards. Under these standards, a director is not independent if payments under transactions between us and a company of which the director is an executive officer or 10% or greater owner exceeded the greater of $1 million or 1% of the other company's gross revenues. Payments made to and payments made by us are considered separately, and this quantitative threshold is applied to transactions that occurred in the three most recent fiscal years of the other company. Also under these standards, a director is not independent if during our last three fiscal years the director:

- was an executive officer of a charity to which we made contributions, or
- was an executive officer or member of a law firm or investment banking firm providing services to us, or
- received any direct compensation from us other than as a director, or if during such period a member of the director's immediate family received compensation from us.

In making its independence determinations, the Board considered mortgage insurance premiums that we received on loans where American Security Mortgage Corp. (of which Mr. Abbott is the Chairman and a principal) was the original insured and our provision of contract underwriting services to American Security Mortgage Corp. These transactions were below the quantitative threshold noted above and were entered into in the ordinary course of business by us and American Security Mortgage Corp. The Board also considered payments we made to Moody's Analytics (of which Dr. Zandi is an executive officer) for research and subscription services for Moody's Economy.com and related publications, and payments to Moody's Investor Services for credit rating services. These transactions were below the quantitative threshold noted above and were entered into in the ordinary course of business by us, Moody's Analytics and Moody's Investor Services.

Board Leadership

Currently, Mr. Culver serves as Chairman of the Board and Chief Executive Officer. The Board believes that we and our shareholders are best served at this time by this leadership structure, in which a single leader serves as Chairman and CEO and the Board has a Lead Director. Combining the roles of Chairman and CEO makes clear that the person serving in these roles has primary responsibility for managing our business, under the oversight and review of the Board. Under this structure, the Chairman and CEO chairs Board meetings, where the Board discusses strategic and business issues. The Board believes that this approach makes sense because the CEO is the individual with primary responsibility for developing our strategy, directing the work of other officers and leading implementation of our strategic plans as reviewed by the Board. This structure results in a single leader being directly accountable to the Board and, through the Board, to shareholders, and enables the CEO to act as the key link between the Board and other members of management. In addition, the Board believes that having a combined Chairman and CEO is appropriate for us at this time because of Mr. Culver's familiarity with our business and history of outstanding leadership. Mr. Culver has been with us since 1985, and has served as Chief Executive Officer since 2000 and as Chairman of the Board since 2005.

Because the Board also believes that strong, independent Board leadership is a critical aspect of effective corporate governance, the Board has established the position of Lead Director. The Lead Director is an independent director selected by the independent directors. Mr. Jastrow has served as the Lead Director since the position was established in 2009. The Lead Director's responsibilities and authority include:

- presiding at all meetings of the Board at which the Chairman and CEO is not present;
- having the authority to call and leading executive sessions of the non-management directors (the Board meets in executive session after each Board meeting at which directors are present in person);
- serving as a conduit between the Chairman and CEO and the non-management directors to the extent requested by the non-management directors;
- serving as a conduit for the Board's informational needs, including proposing topics for Board meeting agendas; and
- being available, if requested by major shareholders, for consultation and communication.

The Board believes that a single leader serving as Chairman and CEO, together with an experienced and engaged Lead Director, is the most appropriate leadership structure for the Board at this time. The Board reviews the structure of the Board and the Board's leadership as part of the succession planning process. The Board reviews succession planning for the CEO annually. The Management Development, Nominating and Governance Committee is responsible for overseeing this process and periodically reports to the Board.

Communicating with the Board

Shareholders and other interested persons can communicate with the members of the Board, the non-management members of the Board as a group or the Lead Director, by sending a written communication to our Secretary, addressed to: MGIC Investment Corporation, Secretary, P.O. Box 488, Milwaukee, WI 53201. The Secretary will pass along any such communication, other than a solicitation for a product or service, to the Lead Director.

Board Attendance

The Board of Directors held 11 meetings during 2012. Each director attended at least 75% of the meetings of the Board and committees of the Board on which he served during 2012. The Annual Meeting of Shareholders is scheduled in conjunction with a Board meeting and, as a result, directors are expected to attend the Annual Meeting. Ten of our directors attended the 2012 Annual Meeting of Shareholders.

Committees

The Board has five committees: Audit; Management Development, Nominating and Governance; Risk Management; Securities Investment; and Executive. Information regarding these committees is provided below. The charters of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these charters are available to any shareholder who submits a written request to our Secretary. The functions of the Executive Committee are established under our Bylaws and are described below.

Audit Committee

The members of the Audit Committee are Messrs. Lehman (Chairman), Abbott, Holt, Kearney and McIntosh. The Board's determination that each of these directors meets all applicable independence requirements took into account the heightened independence criteria that apply to Audit Committee members under SEC and NYSE rules. The Board has determined that Messrs. Holt and Lehman are "audit committee financial experts" as defined in SEC rules. The Committee met 17 times during 2012.

Audit Committee Report

The Audit Committee assists the oversight by the Board of Directors of the integrity of MGIC Investment Corporation's financial statements, the effectiveness of its system of internal controls, the qualifications, independence and performance of its independent accountants, the performance of its internal audit function, and its compliance with legal and regulatory requirements.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP ("PwC"), MGIC Investment Corporation's independent registered public accounting firm, its audited financial statements for the year ended December 31, 2012. The Audit Committee discussed with PwC the matters required to be discussed by applicable PCAOB requirements. The Audit Committee also received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding auditor-audit committee communications about independence and discussed with PwC their independence from MGIC Investment Corporation and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that MGIC Investment Corporation's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. These are the same financial statements that appear in MGIC Investment Corporation's Annual Report to Shareholders.

Members of the Audit Committee:

Michael E. Lehman, Chairman
James A. Abbott
Timothy A. Holt
Daniel P. Kearney
William A. McIntosh

Management Development, Nominating and Governance Committee

The members of the Management Development, Nominating and Governance Committee are Messrs. Jastrow (Chairman), Hagerty, Muma and Nicolaisen. The Committee met four times during 2012. The Committee is responsible for overseeing our executive compensation program, including approving corporate goals relating to compensation for our CEO, determining our CEO's annual compensation and approving compensation for our other senior executives. The Committee prepares the Compensation Committee Report and reviews the Compensation Discussion and Analysis included in our proxy statement. The Committee also makes recommendations to the Board regarding the compensation of directors. Although the Committee may delegate its responsibilities to subcommittees, it has not done so.

The Committee receives briefings on information that includes: detailed breakdowns of the compensation of the named executive officers, the amount, if any, that our named executive officers realized in at least the previous five years pursuant to sales of shares awarded under equity grants; the total amount of stock, stock options, restricted stock and RSUs held by each named executive officer (restricted stock and RSUs are sometimes collectively referred to in this proxy statement as "restricted equity"); and the other compensation information disclosed in this proxy statement under the SEC's rules. The Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

The Committee has retained Frederic W. Cook & Co. ("FWC"), a nationally recognized executive compensation consulting firm, to advise it. The Committee retains this compensation consultant to, among other things, help it evaluate and oversee our executive compensation program and review the compensation of our directors. The scope of the compensation consultant's services during 2012 is described under "Compensation Discussion and Analysis — Independent Compensation Consultant" below. In providing its services to the Management Development, Nominating and Governance Committee, the compensation consultant regularly interacts with our senior management. The compensation consultant does not provide any other services to us. The Committee has assessed the independence of FWC pursuant to Securities and Exchange Commission rules and concluded that FWC's work for the Compensation Committee does not raise any conflict of interest.

The Committee also evaluates the annual performance of the CEO, oversees the CEO succession planning process, and makes recommendations to the Board to fill open director and committee member positions. In addition, the Committee reviews our Corporate Governance Guidelines and oversees the Board's self-evaluation process. Finally, the Committee identifies new director candidates through recommendations from Committee members, other Board members and our executive officers, and will consider candidates who are recommended by shareholders.

Shareholders may recommend a director candidate for consideration by the Management Development, Nominating and Governance Committee by submitting background information about the candidate, a description of his or her qualifications and the candidate's consent to being recommended as a candidate. If the candidate is to be considered for nomination at the next annual shareholders meeting, the submission must be received by our corporate Secretary in writing no later than December 1 of the year preceding the meeting. Information on shareholder nominations is provided under "About the Meeting and Proxy Materials" in response to the question *"What are the deadlines for submission of shareholder proposals for the next Annual Meeting?"*

The Committee evaluates new director candidates under the criteria described under "Information About Our Directors" as well as other factors the Committee deems relevant, through background reviews, input from other members of the Board and our executive officers, and personal interviews with the candidates, which need not be conducted by all members of the Committee. The Committee will evaluate any director candidates recommended by shareholders using the same process and criteria that apply to candidates from other sources.

Risk Management Committee

The members of the Risk Management Committee are Messrs. Nicolaisen (Chairman), Abbott and McIntosh, and Dr. Zandi. The Committee met six times in 2012. The Committee is responsible for overseeing management's operation of our mortgage insurance business, including reviewing and evaluating with management the insurance programs, rates, underwriting guidelines and changes in market conditions affecting our business. The Risk Management Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

Securities Investment Committee

The members of the Securities Investment Committee are Messrs. Kearney (Chairman), Holt, McIntosh and Muma. The Committee met seven times in 2012. The Committee oversees management of our investment portfolio and the investment portfolios of our employee benefit plans for which the plan document does not assign responsibility to other persons. The Committee also makes recommendations to the Board regarding our capital management, including dividend policy, repurchase of debt and external funding. Finally, the Committee supports the Board's role in overseeing the risks facing the Company, as described in more detail below under "Board Oversight of Risk."

Executive Committee

The Executive Committee provides an alternative to convening a meeting of the entire Board should a matter arise between Board meetings that requires Board authorization. The members of the Committee are Messrs. Culver (Chairman), Jastrow and Muma. The Committee did not meet in 2012. The Committee is established under our Bylaws and has all authority that the Board may exercise with the exception of certain matters that under the Wisconsin Business Corporation Law are reserved to the Board itself.

Board Oversight of Risk

Our senior management is charged with identifying and managing the risks facing our business and operations. The Board of Directors is responsible for oversight of how our senior management addresses these risks to the extent they are material. In this regard, the Board seeks to understand the material risks we face and to allocate, among the full Board and its committees, responsibilities for overseeing how management addresses the risks, including the risk management systems and processes that management uses for this purpose. Overseeing risk is an ongoing process. Accordingly, the Board periodically considers risk throughout the year and also with respect to specific proposed actions.

The Board implements its risk oversight function both as a whole and through delegation to various committees. These committees meet regularly and report back to the full Board. The following four committees play significant roles in carrying out the risk oversight function.

- The Management Development, Nominating and Governance Committee: The Management Development, Nominating and Governance Committee evaluates the risks and rewards associated with our compensation philosophy and programs.

- The Risk Management Committee: The Risk Management Committee oversees risks related to our mortgage insurance business.

- The Securities Investment Committee: The Securities Investment Committee oversees risks related to our investment portfolio and capital management.

- The Audit Committee: The Audit Committee oversees our processes for assessing risks and the effectiveness of our system of internal controls. In performing this function, the Audit Committee considers information from our independent registered public accounting firm and internal auditors and discusses relevant issues with management, the Internal Audit Director and the independent registered public accounting firm. As noted above, risks are also reviewed by the Management Development, Nominating and Governance Committee, the Risk Management and the Securities Investment Committees.

We believe that our leadership structure, discussed in "Board Leadership" above, supports the risk oversight function of the Board. We have a combined Chairman of the Board and CEO who keeps the Board informed about the risks facing us. In addition, independent directors chair the various committees involved with risk oversight and there is open communication between senior management and directors.

COMPENSATION OF DIRECTORS

Under our Corporate Governance Guidelines, compensation of non-management directors is reviewed periodically by the Management Development, Nominating and Governance Committee. Mr. Culver is our

CEO and receives no additional compensation for service as a director and he is not eligible to participate in any of the following programs or plans.

Annual and Meeting Fees: In 2012, our non-management directors were paid an annual retainer of $100,000, our Lead Director was paid an additional annual retainer of $25,000 and the Chairpersons of the Audit Committee and other Board committees received additional annual fees of $20,000 and $10,000, respectively. Non-Chairperson directors who were members of the Audit Committee in 2012 received an additional $5,000 annual fee. In addition, after the fifth Board meeting attended, or the fifth Committee meeting attended for a particular committee, during 2012, our non-management directors also received $3,000 for each Board meeting attended, and $2,000 for all Committee meetings attended on any one day. Finally, subject to certain limits, we reimburse directors, and for meetings not held on our premises, their spouses, for travel, lodging and related expenses incurred in connection with attending Board and Committee meetings.

Deferred Compensation Plan and Annual Grant of Share Units: Our non-management directors can elect to defer payment of all or part of the annual and meeting fees until the director's death, disability, termination of service as a director or to another date specified by the director. A director who participates in this plan will have his or her deferred compensation account credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year. In 2008 and prior years, our non-management directors could, as an alternative, elect to have the fees deferred during a quarter translated into share units. Each share unit is equal in value to one share of our Common Stock and is ultimately distributed only in cash. If a director deferred fees into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock (we have not paid dividends since 2008).

Under the Deferred Compensation Plan, we also provide an annual grant of cash-settled share units to each director. These share units vest at least twelve months after they are awarded. Share units that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the Deferred Compensation Plan. The Management Development, Nominating and Governance Committee may waive the forfeiture. Dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock. In January 2012, each of our non-management directors was granted share units valued at $100,000, which vested on February 1, 2013.

Former Deposit Share Program: In 2009, we eliminated the Deposit Share Program, which was previously offered to directors under our 2002 Stock Incentive Plan. Under the Deposit Share Program a non-management director was able to purchase shares of Common Stock from us at fair market value which were then held by us. The amount that could be used to purchase shares could not exceed the director's annual and meeting fees for the preceding year. We matched each of these shares with one and one-half shares of restricted stock or, at the director's option, RSUs. A director who deferred annual and meeting fees from the prior year into share units under the plan described above was able to reduce the amount needed to purchase Common Stock by the amount so deferred. For matching purposes, the amount so deferred was treated as if shares had been purchased and one and one-half shares of restricted stock or RSUs were awarded for each such share.

Between 2005 and 2008, the restricted stock and RSUs awarded under the program vested one year after the award. Prior to 2005, vesting occurred on the third anniversary of the award unless a director chose a later date. Except for gifts to family members, the restricted stock could not be transferred prior to vesting; RSUs were not transferable. Awards that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the agreement relating to the awards. The Management Development, Nominating and Governance Committee may waive the forfeiture. All shares of restricted stock and RSUs vest on the director's death and will immediately become vested upon a change in control. RSUs that have vested are settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

Former RSU Award Program: We eliminated the RSU Award Program in 2009. Prior to its elimination, our non-management directors were each awarded RSUs representing 850 shares of Common Stock under the program annually. The RSUs vested on or about the first anniversary of the award date, or upon the earlier death of the director. RSUs that have vested will be settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

Former Restricted Stock Plan: Non-management directors elected to the Board before 1997 were each awarded, on a one-time basis, 2,000 shares of Common Stock under our 1993 Restricted Stock Plan for Non-Employee Directors. The shares are restricted from transfer until the director ceases to be a director by reason of death, disability or retirement, and are forfeited if the director leaves the Board for another reason unless the forfeiture is waived by the plan administrator.

Equity Ownership Guidelines: The Management Development, Nominating and Governance Committee has adopted equity ownership guidelines for directors under which each member of the Board is expected to own 25,000 shares of our equity. Equity owned consists of shares owned outright by the director, restricted equity and share units that have vested or are scheduled to vest within one year. Directors are expected to achieve the ownership guideline within five years after joining the Board. All of our directors are in compliance with the guidelines.

Other: We also pay premiums for directors and officers liability insurance under which the directors are insureds.

2012 Director Compensation

The following table shows the compensation paid to each of our non-management directors in 2012. Mr. Culver, our CEO, is also a director but receives no compensation for service as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
James A. Abbott	147,000	100,000	247,000
Thomas M. Hagerty	112,000	100,000	212,000
Timothy A. Holt	143,000	100,000	243,000
Kenneth M. Jastrow, II	153,000[2]	100,000	253,000
Daniel P. Kearney	159,000	100,000	259,000
Michael E. Lehman	159,000	100,000	259,000
William A. McIntosh	151,000	100,000	251,000
Leslie M. Muma	122,000	100,000	222,000
Donald T. Nicolaisen	130,000	100,000	230,000
Mark M. Zandi	117,000	100,000	217,000

(1) The amounts shown in this column represent the grant date fair value of the annual share unit award granted to non-management directors in 2012 under our Deferred Compensation Plan, computed in accordance with FASB Accounting Standard Codification ("ASC") Topic 718. The value of each share unit is equal to the value of our Common Stock on the grant date. See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units" above for more information about these grants.

At December 31, 2012, the aggregate number of stock awards (including restricted stock, RSUs, and share units granted under our Deferred Compensation Plan) outstanding and owned by our non-management directors was as follows: Mr. Abbott — 31,857; Mr. Hagerty — 64,531; Mr. Holt — 25,316; Mr. Jastrow — 87,004; Mr. Kearney — 124,561; Mr. Lehman — 29,748; Mr. McIntosh — 30,366; Mr. Muma — 62,173; Mr. Nicolaisen — 70,625; and Dr. Zandi — 25,316. At December 31, 2012, the aggregate number of shares owned directly or in trusts by our non-management directors was as follows: Mr. Abbott — 31,437; Mr. Hagerty — 8,181; Mr. Jastrow — 1,146; Mr. Kearney — 77,483; Mr. Lehman — 7,439; Mr. McIntosh — 51,523; Mr. Muma — 142,991; and Mr. Nicolaisen — 50,182. At December 31, 2012, the total stock awards outstanding and direct / trust ownership of stock held by each of our directors was as follows: Mr. Abbott — 63,294; Mr. Hagerty — 72,212; Mr. Holt — 25,316; Mr. Jastrow — 88,150; Mr. Kearney — 202,044; Mr. Lehman — 37,187; Mr. McIntosh — 81,889; Mr. Muma — 205,164; Mr. Nicolaisen — 120,807; and Dr. Zandi — 25,316.

(2) Includes $25,000 retainer paid for services as Lead Director.

ITEM 2 – APPROVAL OF OUR AMENDED AND RESTATED RIGHTS AGREEMENT

At the Annual Meeting, we will ask our shareholders to approve the Amended and Restated Rights Agreement by and between the Company and Wells Fargo Bank, National Association, dated July 25, 2012, as amended through March 11, 2013 (the "Rights Agreement"). The Rights Agreement is attached to this Proxy Statement as Appendix A. If our shareholders do not approve the Rights Agreement at the Annual Meeting, our Board of Directors intends to redeem the Rights or otherwise render them ineffective promptly after the certification of the vote.

The Company has had a shareholder rights agreement in place since 1999. Prior to the Board of Directors' approval of the Rights Agreement on July 25, 2012, the Company had in place a rights agreement dated July 7, 2009, as amended through June 19, 2012 (the "2009 Rights Agreement"). The 2009 Rights Agreement was approved by shareholders in 2010. The 2009 Rights Agreement was scheduled to expire by its terms on August 17, 2012. On July 25, 2012, the Board of Directors approved amendments to the 2009 Rights Agreement by approving the Rights Agreement. On each of March 4, 2013 and March 11, 2013, the Board of Directors approved amendments to the Rights Agreement.

Our Board of Directors adopted the Rights Agreement in an effort to continue to protect shareholder value by preserving the Company's net operating losses ("NOLs") from limitation or loss and by deterring certain abusive takeover practices.

Protection of Valuable NOL Carryforward Assets

We have experienced, and continue to experience, substantial operating losses for tax purposes. We can use these NOLs in certain circumstances to offset any current and future taxable income and, thus, reduce our federal income tax liability. Applicable tax law subjects our ability to take advantage of these NOLs to certain requirements and restrictions. To the extent that the NOLs are not otherwise limited, we believe that we will be able to carry forward a significant amount of NOLs and that these NOLs could be a substantial asset to us.

The benefit of the NOLs to the Company, including NOLs arising in the future, will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, if we were to experience an "ownership change" as defined in Section 382 of the Internal Revenue Code ("Section 382"). If an "ownership change" were to occur, the amount of the Company's income in a subsequent year that could be offset by carryforwards of NOLs that arose before the "ownership change," or by losses that are recognized after the ownership change but that were economically accrued prior to the "ownership change," would be subject to limitation. In general, the annual limit is obtained by multiplying (i) the aggregate value of our outstanding equity immediately prior to the "ownership change" (reduced by certain capital contributions made during the immediately preceding two years and certain other items) by (ii) the federal long-term tax-exempt interest rate applicable to the month of the "ownership change." In applying this annual limit, numerous special rules and limitations apply. If we were to experience an "ownership change" at our current stock price levels, we believe we would be subject to an annual NOL limitation that could result in a material amount of NOLs expiring unused and that could result in a significant impairment to any NOL assets the Company may have at that time.

Although any NOL carryforwards that are not used as a result of a Section 382 limitation would remain available to offset income in future years (again, subject to the Section 382 limitation) until the NOL carryforwards expire, any "ownership change" could significantly defer the utilization of the NOL carryforwards and cause some of the NOL carryforwards to expire unused, and could accelerate payment of federal income tax. Because the aggregate value of our outstanding stock and the federal long-term tax-exempt interest rate fluctuate, it is impossible to predict with any accuracy the annual limitation upon the amount of our taxable income that could be offset by such NOL carryforwards were an "ownership change" to occur during the term of the Rights Agreement, but we believe such limitation would be material.

It is not possible to fully determine or estimate the level of NOLs that are now, or in the future may be, available to us to offset taxable income that we may have. The amount of NOLs remaining at the end of the 2012 year, after taking into account all currently available carrybacks of NOLs into prior years, is approximately $2.5 billion.

Section 382 Ownership Calculations

To determine whether an "ownership change" has occurred, the Company must compare the percentage of stock owned by each 5-percent shareholder immediately after any change in the ownership of its stock that affects the percentage owned by a 5-percent shareholder (an "owner shift") to the lowest percentage of stock owned by each such 5-percent shareholder at any time during the testing period (which is generally a three-year rolling period ending on the day of the potential ownership change). The amount of the increase in the percentage of Company stock owned by each 5-percent shareholder whose stock ownership percentage has increased is added, and an ownership change occurs if the aggregate increase in percentage ownership by all such 5-percent shareholders exceeds 50 percent.

For example, if a single investor acquired 50.1 percent of our stock in a three-year period, an "ownership change" would occur. Similarly, if ten persons, none of whom previously owned our stock, each acquired slightly over 5 percent of our stock within a three-year period (so that such persons owned, in the aggregate, more than 50 percent), an "ownership change" would occur.

In determining whether an "ownership change" has occurred, the rules of Section 382 are very complex, and a complete discussion of them is beyond the scope of this summary discussion. Some of the factors that must be considered in making a Section 382 "ownership change" calculation include the following:

- All holders who each own, directly or indirectly, less than 5 percent of a company's common stock are generally (but not always) treated as a single 5-percent shareholder. Transactions in the public markets among shareholders who are not 5-percent shareholders are generally (but not always) ignored in the calculation of the owner shift.

- There are several other rules regarding the aggregation and segregation of shareholders who otherwise do not qualify as 5-percent shareholders, including a rule that treats a person who owns, directly or indirectly, less than 5 percent of our stock as a 5-percent shareholder under certain circumstances, and a rule that treats persons acting in concert in certain ways as a single shareholder.

- Acquisitions by a person that cause that person to become a 5-percent shareholder generally result in a 5 percentage (or more) point change in ownership, regardless of the size of the final purchase that caused the 5 percent threshold to be exceeded.

- Certain constructive ownership rules, which generally attribute ownership of stock owned by estates, trusts, corporations, partnerships or other entities to the ultimate indirect individual owner of the stock, or to related individuals, are applied in determining the level of stock ownership of a particular shareholder. Special rules can result in the treatment of options (including warrants) or other similar interests as having been exercised if such treatment would result in an ownership change.

- The redemption or buyback of shares by an issuer will increase the ownership of any 5-percent shareholders (including groups of shareholders who are not themselves 5-percent shareholders) and can contribute to an "ownership change." In addition, it is possible that a redemption or buyback of shares could cause a holder of less than 5 percent to become a 5-percent shareholder, resulting in a 5 percentage (or more) point change in ownership.

Currently, we do not believe that we have experienced an "ownership change," but calculating whether an "ownership change" has occurred is subject to inherent uncertainty. This uncertainty results from the complexity and ambiguity of the Section 382 provisions, as well as limitations on the knowledge that any publicly traded company can have about the ownership of and transactions in its securities.

Protection Against Abusive Takeover Practices

In addition to protecting our NOLs, the Rights Agreement is intended to defend against abusive or otherwise undesirable takeover tactics, such as:

- acquiring stock for the purpose of forcing a sale of the Company at a price that is more than the average cost of the investor's position, but less than a fair price to shareholders;

- taking control through open-market purchases without giving the shareholders a control premium for their shares or the protections of the federal tender offer rules;

- attempting to acquire the Company at a time when the Company's common stock is undervalued and at a price that is less than the stock's intrinsic value; and

- attempting, through a partial tender offer, to acquire a majority interest in the Company and then forcing the remaining public shareholders to accept cash and/or securities of lesser value.

The Rights Agreement discourages such attempts by making an acquisition of the Company that is not approved by our Board of Directors prohibitively expensive for the acquiror by significantly diluting the acquiror's stock interest in the Company and, in some circumstances, significantly increasing the Company's market capitalization.

Reasons the Board of Directors Recommends Approval

The Board of Directors believes that the Rights Agreement is in the best interests of the Company's shareholders because it:

- Diminishes the risk that the Company's ability to use its NOLs to reduce potential future federal income tax obligations may become substantially limited if the Company were to experience an "ownership change," with the result that its utilization of loss carryforwards could be deferred, its payment of federal income tax could be accelerated and some of the NOLs may expire unused.

- Encourages anyone seeking to acquire control of the Company to negotiate in good faith with the Board and gives the Board significant negotiating power on behalf of the shareholders. This should enable the Board to negotiate a fair premium for shareholders that is consistent with the intrinsic value of the Company and to block any transaction by an acquiror who is unwilling to pay a fair price.

- Does not prevent the making of unsolicited offers or the acquisition of the Company at a full and fair price since the existence of the Rights Agreement does not eliminate the Board's responsibility to consider acquisition proposals in a manner consistent with the directors' fiduciary duties to shareholders.

Description of Rights Agreement

On July 22, 1999, pursuant to a previous rights agreement, the Board declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, $1.00 par value (the "Common Shares"), of the Company. The dividend was payable on August 9, 1999 to the shareholders of record on that date (the "Record Date"). On July 7, 2009, our Board amended the previous rights agreement and adopted the 2009 Rights Agreement in an effort to protect shareholder value by attempting to diminish the risk that the Company's ability to use its NOLs to reduce potential future federal income tax obligations may become substantially limited and by deterring certain abusive takeover practices. The material amendments made to the 2009 Rights Agreement by the Rights Agreement, as amended through March 11, 2013, extended the expiration date until August 1, 2015 from August 17, 2012, decreased the exercise price from $25 to $14 and reduced the number of shares that may be purchased upon exercise from one-half of one share to one-tenth of one share.

The Rights. The Rights will initially trade with, and will be inseparable from, the Common Shares. The Rights are evidenced only by certificates that represent Common Shares (or by notations in book entry accounts). New Rights will accompany any new Common Shares we issue until the Distribution Date described below or until the Rights are redeemed or the Rights Agreement expires.

Exercise Price. Each Right will allow its holder to purchase from our Company one-tenth of one Common Share for $14.00 per full Common Share (equivalent to $1.40 for each one-tenth of a Common Share), once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until the earlier of (1) 10 days after the public announcement, or the Board concluding, that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 5.0% or more of our outstanding Common Shares, subject to certain exceptions, or (2) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an "Acquiring Person."

An "Acquiring Person" will not include:

i. the Company, its subsidiaries and certain benefit plans of the Company and its subsidiaries;

ii. any of certain "grandfathered" persons ("Grandfathered Persons") that would have otherwise been Acquiring Persons as of the close of business on July 7, 2009;

iii. an "Exempt Person," which is any person who delivers to the Company a letter that, as determined by the Company in its sole discretion, is substantially in the form as specified in the Rights Agreement or is an affiliate or associate of another person who delivers such a letter to the Company and whose beneficial ownership of 5.0% or more of the outstanding Common Shares would not, as determined either (1) prior to the person becoming the beneficial owner of 5.0% or more of the

Common Shares or (2) if the Company determines that such Person (by itself or together with its affiliates and associates) had inadvertently become a beneficial owner of 5.0% or more of the Common Shares, then after the time such person becomes the beneficial owner of 5.0% or more of the Common Shares), by the Company in its sole discretion, jeopardize or endanger the availability to the Company of the net operating loss carryovers, other tax carryovers and tax benefits of the Company and its subsidiaries within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Tax Benefits"); *provided* that such person shall not qualify for this exception unless and until it, or its affiliate or associate who delivers the aforementioned letter, has received written notice of such determination by the Company; *provided, further,* that such person will lose this exemption from being an Acquiring Person from such time (if any) as (A) in respect of the aforementioned letter that such person, or its affiliate or associate, delivered, a representation or warranty of such person, or its affiliate or associate, in such letter was not true and correct when made, a representation or warranty of such person, or its affiliate or associate, in such letter that was to remain true and correct after the date of the letter as contemplated therein ceases to remain true and correct or such person, or its affiliate or associate, ceases to comply with a covenant contained in such letter or (B) such person becomes the beneficial owner of 10.0% or more of the Common Shares then outstanding;

iv. any person who or which the Company determines, in its sole discretion, has inadvertently become a beneficial owner of 5.0% or more of the Common Shares then outstanding (or has inadvertently failed to continue to qualify as a Grandfathered Person or Exempt Person), provided such person promptly enters into, and delivers to the Company, an irrevocable commitment to divest or cause its affiliates and associates to divest promptly (A) if the Person delivers the required representation letter and requests a determination that it is an Exempt Person, then the time, if any, upon which the Company informs the Person of its adverse determination with respect to such a request (with no divestiture being required if the Person is determined to be an Exempt Person), or (B) if the Person does not both deliver the required representation letter and request a determination that it is an Exempt Person, then the time of such commitment, and thereafter such person or its affiliates and associates promptly divest to the extent and promptly after the time specified by clause (A) or (B) above (without exercising or retaining any power, including voting, with respect to such Common Stock), sufficient Common Shares so that the percentage stock ownership of such person and its affiliates and associates is less than 5.0% (or, in the case of any person who or which has inadvertently failed to continue to qualify as a Grandfathered Person or an Exempt Person, the Common Shares that caused such person to so fail to qualify as a Grandfathered Person or an Exempt Person, as the case may be); and

v. any person who becomes a beneficial owner of 5.0% or more of the Common Shares then outstanding (or has failed to continue to qualify as a Grandfathered Person or an Exempt Person) as a result of one or more transactions that the Board determines, in its sole discretion and on such terms and conditions as the Board may in its sole discretion prescribe, should have the consequences of exempting such person from becoming an Acquiring Person (an "Exempt Transaction Determination"); provided, however, that such a person will become an Acquiring Person at such time as the person no longer satisfies the terms or conditions, if any, that the Board prescribed in its Exempt Transaction Determination (unless the person no longer beneficially owns 5.0% or more of the Common Shares then outstanding or qualifies for another exception).

We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the certificates (or book entries) for the Common Shares will also evidence the Rights, and any transfer of Common Shares will constitute a transfer of Rights. After that date, the Rights will separate from the Common Shares and be evidenced by book entry credits or by Rights certificates that we will mail to all eligible holders of Common Shares. Any Rights held by an Acquiring Person are void and may not be exercised.

Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $14.00, purchase Common Shares with a market value of $28.00, based on the market price of the Common Shares prior to such acquisition.

Expiration. Subject to extension as provided under the Rights Agreement, the Rights will expire on the earliest to occur of (i) August 1, 2015 (the "Final Expiration Date"); (ii) the time at which the Rights are redeemed as provided in the Rights Agreement; (iii) the time at which the Rights are exchanged as provided in the Rights Agreement; (iv) the repeal of Section 382 if the Board determines that the Rights Agreement is no longer necessary for the preservation of the Tax Benefits that would have been affected by such section; and (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.

Redemption. Our Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our Common Shares.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding Common Shares, our Board may extinguish the Rights by exchanging one Common Share or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Fractional Shares. No fractional Common Shares will be issued in connection with the exercise or exchange of Rights. In lieu of issuing fractional Common Shares equal to one-half of a Common Share or less upon the exercise of Rights, the Company will pay cash with an equivalent value based on the market price of the Common Shares on the last trading day prior to the date of exercise. No Rights may be exercised that would entitle the holder thereof to any fractional Common Share greater than one-half of a Common Share unless concurrently therewith such holder purchases an additional fraction of a Common Share which when added to the number of Common Shares to be received upon such exercise, equals an integral number of Common Shares. In lieu of issuing fractional Common Shares upon the exchange of Rights, the Company will pay cash with an equivalent value based on the market price of the Common Shares on the last trading day prior to the date of exchange.

Anti-Dilution Provisions. The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

Amendments. Other than amendments that would change the Redemption Price or move to an earlier date the Final Expiration Date, the terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

The foregoing summary description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as Appendix A.

Certain Considerations Relating to the Rights Agreement

You should read and consider the factors below when deciding whether to vote for the approval of the Rights Agreement.

Future Use and Amount of the NOL carryforwards is Uncertain. Our use of our NOL carryforwards depends on our ability to generate taxable income in the future. We cannot assure you that we will have taxable income in any applicable period or, if we do, whether such income or the NOL carryforwards at such time will exceed any potential Section 382 limitation.

Potential Challenge to the NOL Carryforwards. We have been audited by the Internal Revenue Service ("IRS") for 2009 and 2010. The amount of our NOL carryforward arising after 2010 has not been audited or otherwise validated by the IRS. The IRS could challenge the amount of the NOLs, which could result in an increase in our liability in the future for income taxes. In addition, determining whether an "ownership change" has occurred is subject to uncertainty, as discussed above under "Section 382 Ownership Calculations." Therefore, we cannot assure you that the IRS or other taxing authority will not claim that we experienced an "ownership change" and attempt to reduce the benefit of the NOL carryforwards even if the Rights Agreement is in place.

Continued Risk of Ownership Change. Although the Rights Agreement is intended to diminish the likelihood of an "ownership change," we cannot assure you that it will be effective. The amount by which our ownership may change in the future could, for example, be affected by purchases and sales of stock by 5-percent shareholders and the conversion of our outstanding convertible subordinated debentures and convertible notes, over which we have no control, and new issuances of stock by us, should we choose to do so.

Potential Effects on Shareholder Liquidity. The Rights Agreement is intended to deter persons or groups of persons from acquiring beneficial ownership of shares of our stock in excess of the specified limitations. A shareholder's ability to dispose of our stock may be limited if the Rights Agreement reduces the number of persons willing to acquire our stock or the amount they are willing to acquire.

Potential Impact on Value. The Rights Agreement could negatively impact the value of our stock by deterring persons or groups of persons from acquiring shares of our stock, including in acquisitions for which some shareholders might receive a premium above market value.

Anti-Takeover Effect. The Rights Agreement has an "anti-takeover effect" because it will deter a person or group of persons from acquiring beneficial ownership of 5% or more of our stock or, in the case of persons that already own 5% or more of our stock, from acquiring any additional shares of our stock, unless such person or group becomes an Exempt Person, in which case the beneficial ownership deterrence threshold will be 10%. The Rights Agreement could discourage or prevent a merger, tender offer, proxy contest or accumulations of substantial blocks of shares.

Shareholder Vote Required

Approval of the Amended and Restated Rights Agreement requires the affirmative vote of a majority of the votes cast on this matter. Abstentions and broker non-votes will not be counted as votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDED AND RESTATED RIGHTS AGREEMENT. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR APPROVAL UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

ITEM 3 – ADVISORY VOTE TO APPROVE OUR EXECUTIVE COMPENSATION

At our 2011 Annual Meeting, we held a non-binding, advisory shareholder vote on the frequency of future advisory shareholder votes on the compensation of our named executive officers. Our shareholders expressed a preference that advisory shareholder votes on the compensation of our named executive officers be held on an annual basis and, as previously disclosed, the Company adopted a policy to hold such votes annually. Accordingly, as required by Section 14A of the Securities Exchange Act of 1934, we are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed under the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material contained in this proxy statement.

We strongly believe you should approve our compensation for the reasons cited in the Executive Summary that appears at the beginning of the Compensation Discussion and Analysis.

While this vote is advisory and is not binding, the Board and the Management Development, Nominating and Governance Committee will review and consider the voting results when making future decisions regarding compensation of named executive officers.

After this vote, under the Company's policy, the next advisory vote to approve the compensation of our named executive officers is scheduled to occur at our 2014 Annual Meeting.

Shareholder Vote Required

Approval of the compensation of our named executive officers requires the affirmative vote of a majority of the votes cast on this matter. Abstentions and broker non-votes will not be counted as votes cast.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE APPROVAL OF THE EXECUTIVE COMPENSATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis ("CD&A") provides information about the compensation objectives and policies for our chief executive officer, our chief financial officer and our three other most highly compensated executive officers (our "named executive officers" or "NEOs") to place in perspective the information contained in the compensation tables that follow the CD&A. The Management Development, Nominating and Governance Committee oversees our executive compensation program. In this CD&A, we refer to this committee as the "Committee." The terms "we" and "our" refer to the Company.

The Executive Summary below presents important factors to consider in evaluating our compensation program for our NEOs. To enable us to present these factors concisely, we did not include additional information that provides details or adds additional context regarding what we say. That information, which is also important and you should read, appears in the Appendix at the end of the CD&A. We follow the Executive Summary with a discussion of how the Committee's executive compensation decisions align with our compensation objectives, and then provide a more detailed discussion of the elements of our executive compensation program and our compensation policies and processes.

I. Executive Summary

Distinguishing 2012 Performance from Historical Performance

Our business – taking first loss credit risk on low down payment residential mortgages – is "long tailed" in that decisions made years ago, in a different business, economic and competitive environment, can affect our current financial performance. In fact, our financial performance in 2012 primarily reflects mortgage insurance written four and more years earlier. This is because approximately 98% of our incurred losses were from mortgage insurance written in 2008 and before.

Restricted stock is a large portion of our pay. Hence, our NEOs, along with other shareholders, have suffered the economic consequences of the mortgage insurance written in 2008 and prior years. The challenge in analyzing our current compensation program is to isolate Company performance in 2012 and recent years from our overall performance because we believe the focus should be on how decisions we made under our CEO's leadership in 2012 and recent years contributed to positioning us to succeed in the future.

Our public offerings of stock and debt that closed March 12, 2013, in which we raised almost $1.15 billion, illustrate this point. We believe an important reason we were able to raise funds equal to more than double our year-end 2012 market capitalization was that investors looked beyond the legacy business adversely impacting our financial results and took account of our operations after 2008 and the positive effect they should have on our overall results in the future. From January 1, 2013 through March 12, 2013, our stock price increased by 47%.

Our Compensation Program is Designed to Reward the Drivers of Operational Success

Our executive compensation program places a heavy emphasis on long-term equity awards in order to align our NEOs' interests with those of our shareholders. To provide an incentive for performance that positions us to succeed in the future, the performance goals of our long-term equity awards target the operational metrics that most impact our business: our loss ratio, market share and expense ratio. Vesting for 82% of our 2012 long-term equity awards depends on performance compared to individual goals that use these metrics (the "LME Grants"). Vesting for the remaining 18% of our 2012 long-term equity awards depends on performance compared to a goal that is the sum of two of the metrics, the loss ratio and expense ratio (the "CR Grants").

2012 Performance Based on Operational Metrics

Loss Ratio. During 2012, we continued to write a high quality book of business, as we did in 2009-2011. The table below shows the incurred loss ratio for the books we wrote:

- in 2005 versus 2009 in both cases after four years of seasoning;
- in 2006 versus 2010 after three years;
- in 2007 versus 2011 after two years; and
- in 2008 versus 2012 after one year.

As seen below, it is the books from 2008 and prior years that have generated the losses that continue to affect adversely our financial performance, while the more recent books are performing very well.

Incurred Loss Ratio

After 4 Years		After 3 Years		After 2 Years		After 1 Year	
2005	134.1%	2006	244.7%	2007	189.2%	2008	122.2%
2009	13.1%	2010	5.7%	2011	3.1%	2012	1.2%

The improvement in the quality of our recent books is a result of tightening our underwriting standards and a move to risk-based pricing. As a result, lower-quality business shifted away from us (and other private mortgage insurers who tightened their underwriting guidelines and made other changes) and shifted primarily to the Federal Housing Administration (the "FHA"), a mortgage insurer run by the federal government. The table below compares the quality of our recent books of business to the quality of the FHA's recent books of business. You can see the improvement in our performance is not simply a case of "a rising tide lifts all boats," but of a decision by us to restrict business with unacceptable risk.

	Percentage of Loans Delinquent by Book Year		
	2009	2010	2011
MGIC	1.7%	0.6%	0.3%
FHA	7.5%	3.5%	1.0%

Market Share. After being the market share leader through 2010, our market share decreased in 2011 and 2012 such that we are currently third. We believe we lost a material amount of market share to two competitors that priced single premium policies below a level we expect will result in an acceptable return on capital. While our overall revenues suffered as a result of our decision not to match pricing we viewed as inadequate, we believe we are earning materially more than these competitors on the business we do write. Our higher net earned premium yield on the 2011 and 2012 books compared to one of those competitors is shown in the table below. (The other competitor does not publicly release the information that would enable us to make this computation for it.)

	Net Earned Premium Yield (through December 31, 2012)	
	2011 Book	2012 Book
MGIC	80.3 bps	27.3 bps
Competitor	60.6 bps	16.9 bps

Because our market share fell short of the performance goals associated with our LME Grants, our NEOs expect to forfeit 13% of the LME Grants made in each of 2011 and 2012. Even though our decision to hold our pricing on those products reduced the compensation of our NEOs and adversely affected our results in the short-term, we believe it was the right decision from the perspective of our long-term profitability.

Expense Ratio. During 2012, as we lost market share and otherwise saw our revenues decline, we managed our expenses so that, as shown by the table below, our expense ratio remained at the level it had been in 2009, when our revenues were 22% higher.

Net Premiums Written and Expense Ratio				
	2009	2010	2011	2012
Net Premiums Written (millions)	$1,243	$1,102	$1,064	$1,018
GAAP Underwriting Expense Ratio (Ins. Opns. Only)	15.1%	16.3%	16.0%	15.2%

And, as shown by the following table, we run a more efficient operation than our competitors who disclose this information in that our expense ratio is generally much lower than theirs.

	Expense Ratio			
	2009	2010	2011	2012
MGIC	15.1%	16.3%	16.0%	15.2%
Radian	23.2%	24.0%	24.7%	26.6%
Genworth	25.0%	27.0%	28.0%	27.0%
PMI	20.9%	21.6%	n/a	n/a
Republic Mortgage Ins. Co.	12.6%	14.4%	n/a	n/a

Other. In addition to our performance with respect to operational metrics, during 2012, our NEOs also led our effort to secure the necessary regulatory and other approvals to continue our strategy of being able to write new business nationwide despite the negative effect of our risk-to-capital, which prior to our recent stock and debt offerings exceeded regulatory requirements in states with specific requirements for mortgage insurers. These approvals were critical because unless we were able to continue to write new business the high quality, low loss business we have written in recent years would not be able to overcome the negative effects of our prior high loss business. Indeed, two of our competitors who wrote higher quality business from mid-2008 had to stop writing new business in 2011 because of their failure to maintain such approvals.

Our compensation is reasonable when measured by reference to a peer group consisting of our direct competitors and others related to our industry

Peer group selection is a critical component of compensation analysis. The peer group we use consists of our direct competitors and others related to our industry. Our peer group, which is discussed more fully under the caption "Benchmarking" (which appears under "Other Aspects of Our Executive Compensation Program" below), is appropriate because:

- Two of the eight companies were direct competitors or parent companies whose results were significantly impacted by the results of direct competitors, and another was the parent company of a former direct competitor that stopped writing new business in 2011,

- Three of the other companies are financial guaranty insurers having significant exposure to residential mortgage credit risk,

- Four of the companies also named us as a peer, and

- We are reasonably similar in size to the companies in our peer group; FWC calculated that our average revenues for 2009-2011 were at the 43rd percentile of the average revenues of these companies.

Our CEO's 2012 total direct compensation (salary, bonus and equity awards) was at the 35th percentile of the most recently available total direct compensation of the CEOs of these companies and was $2.7 million below the median total direct compensation of CEOs in this group.

Our CEO's compensation is aligned with returns to our shareholders

An important way we achieve alignment of pay and shareholder returns is by making performance-based equity awards the primary element of our CEO's compensation. Those analyzing our compensation by reviewing only the Summary Compensation Table ("SCT") will not see this important element of our program because the SCT reports only the grant date fair value of stock awards and does not capture subsequent changes in the value of that stock through forfeitures and price declines. As discussed more fully under the caption "How closely is executive pay aligned with stock price performance?" (which appears after this summary):

- During the last five years, our CEO forfeited restricted stock due to Company performance goals not being met and suffered declines in the value of restricted stock still owned that, using grant date values, totals $14.4 million. In particular,

  - During the last five years, $5.8 million in stock awards that were granted to our CEO and reported as compensation in the SCT in 2008-2012 had been lost at year-end 2012, due to declines in value of grants of restricted stock and due to grant forfeitures because Company performance goals were not met. These lost dollars constitute about 63% of the compensation that the SCT reports was paid to the CEO as "Stock Awards" for the period from 2008-2012.

- Also during this period, reflecting the long-term pay-for-performance connection in our compensation programs, our CEO forfeited restricted stock grants that had been reported as compensation in the SCT for years prior to 2008, due to Company performance goals not being met. These forfeited shares had a grant date fair value totaling $8.7 million.

- In addition, during the last five years, options with a grant date fair value of $10.3 million that were held by our CEO expired, unexercised, due to stock price declines.

Moreover, our CEO voluntarily decided to make his financial alignment with shareholders even greater. During the five years ended from 2008-2012, he purchased in the open market with his own funds over $0.9 million of our stock. He sold no shares (excluding shares surrendered to the Company to cover income tax withholding). These purchases represent the reinvestment into our stock of approximately 13% of the cash compensation shown for him in the SCT for the last five years. If 2007 stock purchases are considered, our CEO spent $1.9 million of his own funds to purchase shares of Company stock. In total, his 2007-2012 purchases amount to 23% of the aggregate cash compensation shown for him in the SCT over the same period.

- When the loss in value of the CEO's equity grants reported in the SCT during the last five years is added to the loss in value to the shares he purchased in the open market, at year-end 2012, approximately 30% of what the SCT reports that we paid him in total compensation during the last five years had been lost.

As part of our common stock offering earlier this month, he invested another $250,000 of his own funds in Company stock.

Summary Compensation Table Anomalies

We present below an alternative SCT for our CEO that is adjusted to exclude the effect of the pension and stock volatility anomalies that we comment on below the table. This table is not intended to be a substitute for the information presented in the Summary Compensation Table that is required by the Securities and Exchange Commission. That table is presented below in the section titled "Compensation and Related Tables – Summary Compensation Table."

Modified Summary Compensation Table – CEO (000s)

	Salary	Bonus	Stock Awards	Change in Pension Value	Other Comp	Total Modified SCT	Total SCT	Difference
2012....	$ 911	$ 475	$ 846	$ 347	$ 9	$ 2,588	$ 4,016	$ (1,428)
2011....	884	734	1,249	271	9	3,147	5,589	(2,442)
2010....	865	1,300	2,568	426	6	5,165	4,380	785

Pension. The change in pension value represents a significant portion (34%) of our CEO's 2012 compensation reported in the SCT. We believe a pay for performance assessment should primarily evaluate 2012 pay against 2012 performance. However, approximately 75% of the increase in pension value (about $1 million) reported in the SCT was attributable to service performed before 2012. Even if we had paid our CEO no salary or bonus in 2012, this increase in pension value would have occurred. This is primarily attributable to a decrease from 2011 to 2012 in the discount rate used to determine the present value of benefits and our CEO being one year closer to the retirement age assumed in our pension plan. In addition, the 2012 change in pension value is computed by considering the bonus we paid for performance in 2011, not 2012. The 2012 bonus was approximately 35% less than the 2011 bonus. The Modified Summary Compensation Table above reflects only the change in pension value attributable to 2012 compensation.

Volatility of Company Stock. The high volatility of our stock price (its beta of 3.36 was the second highest in the Russell 3000 as of December 31, 2012) makes it problematic to evaluate pay for performance alignment for us by measuring stock price performance over a single period and the value of equity grants at a single point in time within that period. The date on which equity grants were made significantly affects the calculation of total compensation in the SCT and, as a result, the analysis of pay for performance alignment. For example, based on the high and low closing prices of our stock for the 12 months ended March 12, 2013, the SCT value of the CEO's 2012 equity grant would have ranged from approximately $270,000 to approximately $1.8 million. The Modified Summary Compensation Table above reflects the value of stock awards at the end of the year in which the grant was made instead of on the grant date. In addition, the substantial emphasis our compensation program places on long-term equity awards, combined with our stock's high volatility, makes our CEO's compensation comparatively more risky than that of his counterparts in our peer group. We believe this increased risk justifies higher pay for our CEO when compared to companies in which equity is a lower component of compensation.

II. Our 2012 Executive Compensation Program Decisions and their Role in Fulfilling our Compensation Objectives

In setting compensation, the Committee focuses on "total direct compensation," which we define as the total of base salary, bonus and equity awards. For these purposes, the amount of equity awards is the grant date value in the SCT.

Our executive compensation program is based on the following objectives.

- We want strong alignment between compensation and long-term shareholder interests by paying a substantial portion of total direct compensation in restricted stock.
- We want strong alignment between compensation and long-term shareholder interests by linking compensation to Company and executive performance.
- We want total direct compensation to reflect market practices in the sense that our total direct compensation opportunity is at the market median of a group of peers over a several year time horizon.
- We limit perquisites (perks).
- We pay retirement benefits using a formula based only on current cash compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value.

How did the compensation we paid to our named executive officers for 2012 reflect these objectives?

- *"We want strong alignment between compensation and long-term shareholder interests by paying a substantial portion of total direct compensation in restricted stock."*

During the last three years, we strengthened alignment by increasing from 57% to 82% the portion of long-term equity comprised of LME Grants of restricted stock, which vest based on achievement of performance goals related to our loss ratio, market share and expense ratio. In 2010, we increased this portion of grants from 57% to 75%, and in 2011, we increased this portion of grants from 75% to the current 82%. See "Our 2012 Executive Compensation – Longer-Term Restricted Stock" for additional information about our grants of restricted stock.

The restricted stock awarded to the CEO in January 2012 had a grant date value of approximately 47% of his total direct compensation for 2012, and the restricted stock awarded in January 2011 had a grant date value of approximately 65% of the CEO's 2011 total direct compensation. On average, restricted stock awarded to our other NEOs in January 2012 was approximately 40% of their total direct compensation for 2012 and the restricted stock awarded in January 2011 to the other NEOs was approximately 58% of their total direct compensation for 2011. The decrease from year-to-year was mainly the result of a decrease in stock price from year-to-year; the number of shares awarded remained the same.

Those analyzing our compensation by reviewing only the Summary Compensation Table ("SCT") will not see the alignment of CEO pay and long-term shareholder interests that has occurred due to subsequent changes in the value of equity grants as a result of forfeitures and price declines. The table below captures that information by providing our CEO's "realizable pay" amount for 2012 and 2011. We define "realizable pay" as the sum of the following components:

- SCT value for all components of executive compensation, with the exception of equity awards;
- The value at December 31, 2012 of the outstanding equity awards granted in each year, adjusted for expected performance achievement; and
- The value of equity awards that have vested before the end 2012, valued at the date of vesting.

The difference between realizable pay and SCT pay is a result of forfeitures of equity grants and changes in stock prices, as shown below. Our CEO's 2012 "realizable pay" was 11% lower than his 2012 SCT pay and his 2011 "realizable pay" was 35% lower than his 2011 SCT pay.

Realizable Pay

	2012	2011
SCT Pay	$ 4,016,266	$ 5,589,358
Realizable Pay	3,586,292	3,619,493
Total Loss in Pay	$ (429,974)	$ (1,969,865)
Vested Units - Decrease in Value as of Vesting Date	$ -	$ (470,559)
Expected Forfeitures Based Upon Performance Goals	(29,056)	(215,722)
Decrease in Value of Outstanding Awards by Year-End 2012	(400,918)	(1,283,584)
Total Loss in Pay	$ (429,974)	$ (1,969,865)
Percentage of SCT Pay	11%	35%

- *"We want strong alignment between compensation and long-term shareholder interests by linking compensation to Company and executive performance."*

The Committee authorized bonuses for 2012 that were reduced from 2011 levels by 35% for our CEO and on average were reduced by 42% for our other NEOs. The 2012 bonuses were approximately 17% of the maximum possible bonus for our CEO and an average of 16% of the maximum possible bonuses for our other NEOs. Among the factors considered in approving bonuses at this reduced level were the achievements referred to in the Executive Summary; our overall financial performance in 2012; the retention considerations discussed below; and the advice of FWC that industry turmoil, our Company's complexity, increasing competition and persistent economic uncertainty warranted taking reasonable steps to recognize and retain a seasoned, long-tenured officer corps. Neither the Committee nor the Board assigned a specific weight to any one of these factors.

- *"We want total direct compensation to reflect market practices in the sense that our total direct compensation opportunity is at the market median over a several year time horizon."*

The total direct compensation opportunities of our NEOs range from base salary with no other components of total direct compensation being paid, to base salary plus maximum bonus and maximum longer-term incentives being paid. Through benchmarking, we want the total direct compensation of our NEOs to be at about the middle of the peer group we use to evaluate our executive compensation when viewed over a several year time horizon. For 2010 through 2012, our CEO's total direct compensation was ranked in the following percentile within our peer group. (For 2012, our CEO's total direct compensation is ranked against the most recently available total direct compensation of the CEOs of the companies in our peer group.)

CEO Total Direct Compensation Ranking Within Peer Group

	2010	2011	2012
Our CEO's Percentile Ranking Within Peer Group	52nd	46th	35th

Further information about the peer group we use is under "Benchmarking" in this CD&A.

- *"We limit perquisites (perks)."*

Our perks remained minimal in 2012 and are discussed under "Our 2012 Executive Compensation – Perquisites" below.

- *"We pay retirement benefits using a formula based only on current cash compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value."*

Our retirement benefits met this objective in 2012 and are discussed under "Pension Plan" below. Those analyzing our compensation should consider the source of the change in pension value. As noted above in the Executive Summary under "Summary Compensation Table Anomalies – Pension," even if we had paid our CEO no salary or bonus for 2012, 75% of the increase in pension value (about $1 million) would have occurred. This is primarily attributable to a decrease from 2011 to 2012 in the discount rate used to determine the present value of the benefits and our CEO being one year closer to the retirement age assumed in our pension plan.

Retention considerations affected the Committee's decisions regarding the compensation we paid to our named executive officers for 2012

Our industry is undergoing a fundamental shift following the mortgage crisis: long-standing competitors have gone out of business and two newly capitalized, privately-held start-ups that are not encumbered with a portfolio of pre-crisis mortgages have been formed. Former executives from other mortgage insurers have joined these two new competitors. In addition, in February 2013, a worldwide insurer and reinsurer with mortgage insurance operations in Europe announced that it was purchasing a competitor. Our success depends, in part, on the skills, working relationships and continued services of our management team and other key personnel. We believe the performance of the CEO and other senior officers was critical to our ability to raise $1.15 billion of new capital in March 2013. The loss of key personnel, whether to competitors or retirement, could adversely affect the conduct of our business. If we were to lose our key personnel, we would be required to search for and recruit other personnel to manage and operate the Company, and there can be no assurance that we would be able to employ a suitable replacement for the departing individuals, or that a replacement could be hired on terms that are favorable to us. The Company currently has not entered into any employment agreements with our officers or key personnel.

How closely is executive pay aligned with stock price performance?

Excluding shares surrendered to the Company to cover income tax withholding, our CEO has not sold any shares of our stock for more than seven years. Excluding shares surrendered for that purpose, none of our other NEOs has sold any of our stock since April 2006, except for the sale of fewer than three shares by one officer in 2011 to close out his Profit-Sharing and Savings Plan stock account.

The total compensation disclosed in the SCT includes amounts for restricted stock valued at a point in time (the grant date). The actual amounts realized by our NEOs for those restricted stock units have been materially different. Our NEOs' compensation has been materially affected by the changes in the value of our Common Stock. Almost $5.8 million of our CEO's compensation as reported in the SCT for the last five years has, by year-end 2012, been lost due to declines in the value of grants of restricted stock and grant forfeitures. Over the same period, our other NEOs as a group lost $10.0 million of their reported compensation for the same reasons. (These amounts would be lower if stock prices on most trading days in 2013 through March 15, when we finalized our CD&A, had been used.) More information about these value declines and forfeitures is in the table below.

Decline in Stock Compensation Reported in SCT 2008 - 2012

	Value Reported in SCT 2008 - 2012	Value at December 31, 2012	Lost Value
Curt Culver	$ 9,196,799	$ 3,440,995	$ 5,755,804
J. Michael Lauer	3,103,923	1,161,335	1,942,588
Patrick Sinks	5,748,005	2,150,623	3,597,382
Lawrence Pierzchalski	3,103,923	1,161,335	1,942,588
Jeffrey Lane	3,944,923	1,427,335	2,517,588

In addition to the value reported in the SCT for 2008-2012 that at December 31, 2012 had been lost, during the last five years our CEO forfeited restricted stock granted prior to 2008 due to Company performance goals not being met, and because of stock price declines, options granted to him prior to 2008 were not exercised and expired. The equity relating to these forfeitures and expirations had in earlier years either been reported in the SCT or in another proxy statement compensation table. Using grant date values (which for options were determined by the Black Scholes option pricing model), the total value of CEO equity awards that were forfeited or expired is $19.0 million. During the last five years, our other NEOs similarly experienced forfeitures and expirations of restricted stock and options that had grant date values of almost $24.0 million. More information about these forfeitures and expirations is in the table below.

Restricted Stock Forfeitures and Option Expirations January 2008 – January 2013

	Equity	Options	Total
Curt Culver	$ 8,688,830	$ 10,314,560	$ 19,003,390
J. Michael Lauer	2,932,607	3,442,200	6,374,807
Patrick Sinks	5,030,256	866,288	5,896,544
Lawrence Pierzchalski	2,932,607	3,442,200	6,374,807
Jeffrey Lane	2,932,607	2,166,938	5,099,545

III. Our 2012 Executive Compensation Program

Longer-Term Restricted Stock

Our executive compensation program is designed to make grants of restricted stock the largest portion of the total direct compensation opportunity of our NEOs. We emphasize this component of our executive compensation program because, as demonstrated by the information above, it aligns executives' interests with those of shareholders by linking compensation to stock price. In 2012, grants of restricted stock, at the grant date value, represented, on average, approximately 43% of our NEOs' total direct compensation.

As discussed below, we changed the performance goals for longer-term restricted stock beginning in 2008. The new goals were included in a list of goals for restricted stock awards approved by shareholders at our 2008 Annual Meeting and were again approved by shareholders at our 2011 Annual Meeting in connection with approval of our 2011 Omnibus Incentive Plan.

LME Grants of Performance-based Restricted Stock. Beginning with restricted stock awarded in 2008, the corporate performance goals used to determine annual vesting of performance-based restricted stock are:

- MGIC's Loss Ratio (incurred losses divided by earned premiums) for MGIC's primary new insurance written for that year;
- MGIC's Market Share of flow new insurance written for that year, and
- Expense Ratio (expenses of insurance operations divided by net premiums written for that year).

The Committee adopted these performance goals, which apply to each year in the three-year performance period, because it believes that they are the building blocks of our results of operations. That is, the Loss Ratio measures the quality of the business we write; Market Share measures not only our success at generating revenues but also the extent to which we are successful in leading our industry; and the Expense Ratio measures how efficiently we use our resources.

The three performance goals are equally weighted for vesting purposes. The actual performance level corresponding to each performance goal determines Threshold, Target and Maximum vesting as indicated in the table below for the 2012 Grants of Plan-Based Awards.

Performance Goals for 2012 LME Grants

	Threshold	**Target**	**Maximum**
Loss Ratio	65%	40%	30%
Market Share	16%	20%	24%
Expense Ratio	24%	19%	16%

Vesting for awards granted in 2012 is determined in February/March 2013 and the next two anniversaries based on performance during the prior year. For each performance goal, the amount that vests each year is as follows:

- if the Company's performance does not meet or equal the Threshold performance level, then no equity will vest with respect to that performance goal;
- if the Company's performance meets the Target performance level, then two-twenty-sevenths of the total grant will vest with respect to that performance goal;
- if the Company's performance equals or exceeds the Maximum performance level, then one-ninth of the total grant will vest with respect to that performance goal; and
- if the Company's performance is between the Maximum and the Target performance levels or between the Target and the Threshold performance levels, then the number of shares that will vest with respect to that performance goal will be interpolated on a linear basis between the applicable vesting levels.

For awards granted in 2008 through 2010, achievement of the Target performance level in each year results in 100% vesting of the award at the end of the third year, with the portion of the award granted that may vest in each year ranging from zero (if performance in a year does not meet the Threshold performance level for any of the performance goals) to 50% of the number of shares awarded (if performance meets the Maximum performance level for each performance goal). However, the total amount of these awards that vest cannot exceed 100%. Any portion of the award that remains unvested after three years is forfeited.

For awards granted beginning in January 2011, the Committee increased the number of performance-based restricted stock units granted and adjusted the vesting schedule from the prior year grants in order to address the conclusion of a December 2010 benchmarking study by the Committee's compensation consultant (see "Other Aspects of Our Executive Compensation Program – Benchmarking" below) that the Company's use of long-term incentive grants was well below the market median. The combined effect of the changes is such that if the Company achieves the Target performance level, the number of shares actually received by the NEOs upon vesting will be the same as they would have received had the number of units granted and the vesting schedule not changed. However, if the Company performance exceeds the Target performance level, the number of shares actually received by the NEOs upon vesting will be more than they would have received had the number of units granted and the vesting schedule not changed, up to 50% more if the Company achieves the Maximum performance level.

For awards granted in 2013, the Committee made only modest changes to the number of shares subject to performance-based restricted stock that were granted and the vesting schedule of those awards, notwithstanding a substantial decrease in the Company's stock price between the time of the January 2012 awards and the January 2013 awards.

With respect to all of these awards, dividends are not paid currently, but when shares vest, a payment is made equal to the dividends that would have been paid had those vested shares been entitled to receive current dividends. In October 2008, we suspended the payment of dividends on our common stock and do not anticipate paying dividends for the foreseeable future.

For 2012, the Loss Ratio (which for this purpose does not include a component that is included in our incurred loss ratio discussed above) for MGIC's primary new insurance written for that year was 1.1% (which was better than the Maximum performance level), the Expense Ratio was 15.2% (which was better than the Maximum performance level) and Market Share was 18.4% (which was between the Threshold and Target performance levels). As a result, in February 2013, 26.7% of the performance-based restricted stock awards granted in 2012 vested, 26.3% of the performance-based restricted stock awards granted in 2011 vested and the remaining 6.3% of the performance-based restricted stock awards granted in 2010 vested.

CR Grants of Other Restricted Stock. Since 2006, our longer-term restricted stock program for the NEOs also has included other restricted stock that, if an annual performance goal is satisfied, except as discussed in "General" below, vests through continued service during the performance period. For restricted stock awards granted in 2008 through 2012, vesting of these awards is contingent on the sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for that year being less than 100% (the "combined ratio performance goal"). For restricted stock awards granted in 2013, the combined ratio performance goal has been made more rigorous by reducing it to 50%. The Committee adopted performance goals for these awards to further align the interests of our NEOs with shareholders and to permit the awards to qualify for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code. See "Other Aspects of Our Executive Compensation Program – Tax Deductibility Limit" in this CD&A. One-third of the other restricted stock is scheduled to vest in each of the three years after it is granted. However, if any of the other restricted stock that is scheduled to vest in any year does not vest because we fail to meet the applicable performance goal, this equity will vest in the next year that we meet this goal, except that any of this restricted stock that has not vested after five years will be forfeited. Any dividends paid on our common stock will be paid on this restricted stock at the same time.

For 2012, the Expense Ratio was 15.2% and the Loss Ratio for MGIC's primary new insurance written for that year was 1.1%. Therefore, we met our combined ratio performance goal because the combined ratio was 16.3%, which is less than 100%. As a result, the portions of the restricted stock that were granted in 2010 through 2012 subject to the combined ratio performance goal and that were scheduled to vest in February 2013 did vest.

For purposes of calculating the Loss Ratio for both LME Grants and CR Grants, the incurred losses do not include the effect of losses incurred on notices of default that have not yet been reported to us (commonly known as "IBNR").

Prior Years' Grants of Restricted Stock. Certain longer-term restricted stock awards granted before 2008 were scheduled to vest in installments over a five-year period based on the Company's earnings per share ("EPS"). Vesting for these awards was determined in January based on EPS for the prior year. Because our EPS was negative in 2007 through 2011, no EPS-vested awards that were granted in 2004 (when we first made restricted stock awards) through 2007 vested after 2007. The performance period for awards made in 2004 – 2007 is over. These awards can no longer vest and the unvested portions of these awards have been forfeited, the last forfeiture occurring in February 2012 on account of our 2011 net loss.

Vesting of certain other restricted stock awards granted in 2006 and 2007 was contingent on our meeting a Return on Equity ("ROE") goal of 1%. The 2006 and 2007 awards of other restricted stock had a five-year performance period beginning with the year of grant and vested in 20% increments if the ROE goal for the year was met. Twenty percent of the 2006 award vested in 2007 on account of 2006 earnings and the remaining 80% of this award has been forfeited. No part of the 2007 grant vested; 100% has been forfeited, with the last forfeiture occurring in February 2012 on account of our 2011 net loss.

Annual Bonus

Consistent with our belief that there should be a strong link between compensation and performance, annual bonuses are the most significant total direct compensation opportunity after awards of longer-term restricted stock. This is because all of our NEOs have maximum bonus potentials that substantially exceed their base salaries (three times base salary in the case of the CEO and two and one-quarter times base salary in the case of the other NEOs). In determining total direct compensation, we have weighted bonus potentials more heavily than base salaries because bonuses are more directly linked to Company and individual performance.

Our shareholders have approved a list of performance goals for an annual bonus plan for our NEOs that condition the payment of bonuses on meeting one or more of the listed goals as selected by the Committee each year. Compensation paid under a bonus plan of this type (which we refer to as a "162(m) bonus plan") is intended to qualify as deductible compensation, as discussed in more detail under "Other Aspects of Our Executive Compensation Program – Tax Deductibility Limit" in this CD&A. The performance goal for our 162(m) bonus plan adopted by the Committee for 2012 was the same combined ratio performance goal utilized for the restricted stock awards described above, which required the sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for that year to be less than 100%. If this goal is met, then the Committee may exercise discretion to make a subjective determination of bonuses based on an assessment of shareholder value, return on investment, primary business drivers (loss ratio, expense ratio and market share), loss mitigation, management organization, capital position, effective dealings with federal and state regulatory agencies and the profitability of our mix of new business. No specific targets or weightings were established for any of these bonus criteria for 2012.

The sum of the Expense Ratio and the Loss Ratio for MGIC's primary new insurance written for 2012 was 16.3% and, as a result, the combined ratio performance goal was met. We paid bonuses for 2012 that were about 16% of the maximum for the NEO group, as a whole, and 17% for the CEO.

The following table illustrates that the exercise of discretion with respect to the CEO's bonus for the past five years has resulted in its fluctuation with performance:

Actual Bonus as a % of Maximum Bonus Potential				
2012	2011	2010	2009	2008
17%	28%	50%	0%	0%

The factors considered in the decision to pay bonuses for 2012 performance are discussed above under "Objectives of our Executive Compensation Program – How did the compensation we paid to our NEOs for 2012 reflect these objectives? – We want strong alignment between compensation and long-term shareholder interests by linking compensation to Company and executive performance."

Base Salary

Base salaries provide NEOs with a fixed, minimum level of cash compensation. Our philosophy is to target base salary range midpoints for our executive officers near the median levels compared to their counterparts at the peer group of companies discussed below under "Benchmarking. In addition to reviewing market competitiveness, in considering any change to Mr. Culver's compensation, including his salary, the Committee takes into account its subjective evaluation of Mr. Culver's performance, based in part on a CEO evaluation survey completed by each non-management director. The subjects covered by the evaluation include financial results, leadership, strategic planning, succession planning, external relationships and communications and relations with the Board. Base salary changes for our other NEOs are recommended to the Committee by Mr. Culver. Historically, these recommendations have been the product of his subjective evaluation of each executive officer's performance, including his perception of their contributions to the Company. The Committee approves changes in salaries for these officers after taking into account Mr. Culver's recommendations and the Committee's independent judgment regarding the officer gained through the Committee's and the Board's regular contact with each of them.

Effective in late March 2012, each of the NEOs received a 3% salary increase, based on their base salary prior to the increase. Effective in late March 2013, each NEO is receiving a 3% salary increase, based on their base salary prior to the increase.

Pension Plan

Our executive compensation program includes a qualified pension plan and a supplemental executive retirement plan. We believe retirement plans of this type are an important element of a competitive compensation program. These plans compute retirement benefits based only on current cash compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value. We also offer a broad-based 401(k) plan to which we make contributions in cash.

Perquisites

As with prior years, the perks we provided for 2012 to our NEOs were a small part of the officer's total compensation, ranging between approximately $700 and $4,400. These perks included club dues and expenses, the cost of an annual or bi-annual medical examination and a covered parking space at our headquarters. We believe our perks are very modest and consistent with our desire to avoid an entitlement mentality.

IV. Other Aspects of Our Executive Compensation Program

Benchmarking

To provide a framework for evaluating compensation levels for our NEOs against market practices, the Committee has periodically asked its independent compensation consultant, FWC, to prepare reports analyzing available compensation data. This data is typically gathered from SEC filings for a comparison group of publicly traded companies. The reports provided during 2012 and in early 2013 are discussed below. In addition, each year we review various published compensation surveys and provide the Committee with information regarding trends in expected executive compensation changes for the coming year. The compensation surveys that we reviewed and summarized in the aggregate for the Committee in connection with establishing compensation for 2012 were published by: Compensation Resources, KENEXA, AON Hewitt, Mercer Consulting, Towers Watson and World at Work.

In January 2012, in connection with the meeting at which 2012 compensation decisions regarding salary and long-term incentives were made, FWC provided the Committee with a report on the components of our executive compensation program that was based on 2010 compensation information from proxy statement filings and was, at the time, the latest available data for the comparison group. The January 2012 report analyzed our compensation program against the following comparison group:

MGIC Peer Group
Ambac Financial Group
Assured Guaranty
Fidelity National Financial
First American Financial
Genworth Financial
MBIA
Old Republic International
PMI Group **(removed from peer group in 2012)**
Radian Group

The comparison companies were jointly selected by FWC and management, and approved by the Committee. The companies in our comparison group include all of our direct competitors that are public and whose mortgage insurance operations are a significant part of their overall business, financial guaranty insurers and other financial services companies focused on the residential real estate industry that are believed to be potential competitors for executive talent. PMI Group was removed from our peer group in 2012 because its mortgage insurance subsidiary ceased writing new business and the parent company filed for bankruptcy protection.

The 2010 compensation data in the January 2012 report indicated that our CEO's total direct compensation was 7.5% below the median of the peer group, including PMI, and 3.2% above the median of the peer group, excluding PMI. It also showed the CEO's SCT total compensation was only slightly (approximately 5.3%) above the peer group median including PMI and 16.3% above the median of the peer group excluding PMI. (In addition to what is included in total direct compensation, SCT total compensation includes change in pension and non-qualified deferred compensation value plus all other compensation, which other compensation for us is *de minimis*.)

Our industry is undergoing a major restructuring following the mortgage crisis. Three of our competitors have ceased writing new business (two in 2011) and the parent company of another received a substantial amount of government assistance. As noted above, PMI was removed from our peer group in 2012. PMI was smaller than us and as a result of its removal from our peer group, we are smaller relative to our peers than before. For many years our industry had no new entrants. In 2010, a new mortgage insurer began writing business; and in 2012, another mortgage insurer raised over $500 million in capital and we understand expects to begin writing business later this year. Those two competitors have yet to go public, therefore, their data is not yet available to include in our peer group. In addition, in February 2013, a worldwide insurer and reinsurer with mortgage insurance operations in Europe announced that it was purchasing a competitor. As a result, and giving effect to such purchase as if it was creating a new entrant, only half of the companies that were writing business before the onset of the mortgage crisis are currently writing new business and three new companies have entered the industry.

Because of the changes in our industry and peer group noted above, FWC provided additional analysis to the Committee in July and October 2012, and in January 2013, in order to assist the Committee in considering various alternatives to the existing peer group. Although our industry is in a state of flux, the Committee continues to believe that our NEOs' compensation should be analyzed in the context of the compensation of mortgage insurers and others related to our industry, which we believe we capture in our existing peer group. Therefore, the Committee, after considering the advice received from FWC, has chosen to retain our existing peer group for now (after the removal of PMI Group). It continues to be appropriate for evaluating our executive compensation because:

- Two of the eight companies were direct competitors or parent companies whose results were significantly impacted by the results of direct competitors, and another was the parent company of a former direct competitor that stopped writing new business in 2011,
- Three of the other companies are financial guaranty insurers having significant exposure to residential mortgage credit risk,
- All of the companies have significant insurance businesses, not lending businesses, and therefore, size comparisons are possible,
- Four of the companies have also named us a peer,
- Our revenues for 2009-2011 were at the 43rd percentile (excluding PMI),
- Adding general insurance or other financial services companies beyond the surety and financial guaranty niches is not expected to provide meaningful information to the Committee in evaluating executive compensation pay and performance, and
- Our peer group is unchanged from the peer group we used in 2011 and 2010, other than for the removal of PMI. We review the peer group at least annually but do not reconfigure it from year to year to achieve specific results.

Consideration of 2012 Shareholder Advisory Vote on Executive Compensation

The most recent shareholder advisory vote on executive compensation was at our Annual Meeting of Shareholders in April 2012. More than 90% of the shares voting at that meeting voted to approve our executive compensation. In making the January 2013 compensation decisions (which were the approval of bonuses for 2012 performance, approval of base salary increases to be effective in 2013 and the grant of restricted stock awards), the Committee viewed this vote as a general approval of the objectives of our executive compensation program described in this CD&A (those objectives remained unchanged from what had been presented to shareholders) and an affirmation that our program should be continued.

Tax Deductibility Limit

Under Section 162(m) of the Internal Revenue Code, certain compensation in excess of $1 million paid during a year to any of the executive officers named in the SCT (other than the CFO) for that year is not deductible. Although the rules governing these requirements are complex, we believe that all of our compensation for 2012 qualifies as tax-deductible. However, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and related regulations, and the fact that such regulations and interpretations may change from time to time (with potentially retroactive effect), there is no certainty that compensation intended by the Committee to satisfy the requirements for deductibility under Section 162(m) will be deductible. In addition, the Committee has discretionary authority to administer our compensation programs in the future in a manner that does not satisfy the requirements of Section 162(m) of the Internal Revenue Code in order to achieve a result that the Committee determines to be appropriate.

In making decisions about executive compensation, we also consider the impact of other regulatory provisions, including the provisions of Section 409A of the Internal Revenue Code regarding non-qualified deferred compensation and the change-in-control provisions of Section 280G of the Internal Revenue Code.

Stock Ownership by Officers

Beginning with awards of restricted stock made in January 2007, a portion of restricted stock awarded to our NEOs and other officers subject to Form 4 reporting, such as our chief accounting officer and chief information officer, must not be sold for one year after vesting. Shares received upon exercise of our last grant of stock options (in January 2004) also must not be sold for one year after exercise. The number of shares that must not be sold is the lower of 25% of the shares that vested (or in the case of options, 25% of the shares for which the options were exercised) and 50% of the shares that were received by the officer after taking account of shares withheld to cover taxes. The holding period may end before one year if the officer is no longer required to report their equity transactions to the SEC. The holding period does not apply to involuntary transactions, such as would occur in a merger, and for certain other dispositions.

We also have stock ownership guidelines for executive officers. For our CEO, the stock ownership guideline is 100,000 shares and, for the other NEOs, the guideline is 50,000 shares. Stock considered owned consists of shares owned outright by the executive (including shares in the executive's account in our 401(k) plan), unvested restricted stock and RSUs scheduled to vest within one year (assuming ratable vesting over the performance period of longer-term restricted stock) and the number of shares underlying vested stock options whose market price exceeds their exercise price. Each of our NEOs currently meets these stock ownership guidelines. In fact, at December 31, 2012, our CEO exceeded the guideline by approximately 1.1 million shares and the other NEOs exceeded the guidelines by between 237,000 shares and 628,000 shares, depending on the individual. Our stock ownership guidelines, previously based on the value of the stock held, were changed in 2010 reflecting the decrease in our share price.

Change in Control Provisions

Each of our NEOs is a party to a Key Executive Employment and Severance Agreement with us (a "KEESA") and some have supplemental agreements, each as described in the section titled "Potential Payments Upon Termination or Change-in-Control – Change in Control Agreements" below. No executive officer has an employment or severance agreement, other than these agreements. Our KEESAs provide for a cash termination payment in one or two lump sums only after both a change in control and a specified employment termination (a "double trigger" agreement). We adopted this approach, rather than providing for such payment only after a change in control (a "single trigger" agreement) or a change in control and a voluntary employment termination by the executive (a "modified single trigger" agreement), because we believe that double trigger agreements provide executives with adequate employment protection and reduce the potential costs associated with these agreements to an acquirer.

The KEESAs and our equity award agreements provide that all restricted stock and unvested stock options become fully vested at the date of a change in control. Once vested, a holder of an award is entitled to retain it even if he voluntarily leaves employment (although a vested stock option may expire because of employment termination as soon as 30 days after employment ends). In 2008, we amended our KEESAs for the principal purpose of complying with Section 409A of the Internal Revenue Code. In 2009, we eliminated any reimbursement of our NEOs for any additional tax due as a result of the failure of the KEESAs to comply with Section 409A.

The period for which our KEESAs provide employment protection ends on the earlier of the third anniversary of the date of a change in control or the date on which the executive attained his or her normal retirement date. In 2010, we created a supplemental benefit plan that provides benefits to compensate for the benefits that are reduced or eliminated by the age-based limitation under our KEESAs. This plan was adopted because the Committee wanted to provide such benefits for those who would, absent this age-based limitation, receive benefits under his or her KEESA. The Committee believes that age should not reduce or eliminate benefits under a KEESA, but recognized that our employees may retire with a full pension at age 62 provided they have been a pension plan participant for at least seven years. Taking the early availability of full pension benefits into account, the payments under this plan are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payments. As a result, unlike our KEESAs, this plan does not include an Internal Revenue Code Sections 280G and 4999 excise tax gross-up provision. Our KEESAs were not amended in connection with the adoption of this plan.

For additional information about our KEESAs, see "Compensation and Related Tables — Potential Payments Upon Termination or Change-in-Control — Change in Control Agreements" below.

No Stock Option Repricing

Our 2002 Stock Incentive Plan, which governs equity awards granted before 2012, and our 2011 Omnibus Incentive Plan, which governs equity awards granted after 2011, both prohibit the repricing of stock options, either by amending existing options to lower the exercise price or by granting new options having a lower exercise price in exchange for outstanding options having a higher exercise price, unless such re-pricing is approved by shareholders.

"Clawback" Policy

Under the "clawback" policy approved by the Committee, the Company will seek to recover certain incentive compensation, to the extent the Committee deems appropriate, from any executive officer and the chief accounting officer, if a subsequent financial restatement shows that such compensation should not have been paid. The clawback policy applies to restricted stock that vests upon the achievement of a Company performance target. As an alternative to seeking recovery, the Committee may require the forfeiture of future compensation. Beginning in January 2007, our restricted stock agreements require that, to the extent the Committee deems appropriate, our executive officers must repay the difference between the amount of after-tax income that was originally recognized from restricted stock that vested based on achievement of a performance goal and the amount that would have been recognized had the restatement been in effect, plus the value of any tax deduction on account of the repayment.

Hedging Policy

Under the hedging policy approved by our Board of Directors, our directors, NEOs and other officers subject to Form 4 reporting, such as our chief accounting officer and chief information officer, may not enter into hedging transactions designed to hedge or offset a decrease in the value of the Company's equity securities. For these purposes, the Company's equity securities include, but are not limited to, vested and unvested restricted stock units (whether cash- or stock-settled) and company stock held directly or indirectly.

Independent Compensation Consultant

Aside from its role as the Committee's independent consultant, FWC provides no other services to the Company. In 2012, FWC provided the Committee with advice about proxy disclosures, including with respect to this CD&A, incentive plan designs, director pay, benchmarking study results, as discussed above, and whether the payment of bonuses for 2012 would be reasonable. Fees incurred for services performed by FWC in 2012 were $114,632.

Other Aspects of Our Compensation Processes

When designing our compensation objectives and policies for our NEOs, the Committee considers the incentives that such objectives and policies create, including incentives to cause the Company to undertake appropriate risks. Among other things, the Committee considers aspects of our compensation policies that mitigate incentives to take inappropriate risks, such as the holding requirements described under "Other Aspects of Our Executive Compensation Program – Stock Ownership by Officers" above and the clawback policy described above.

The Committee has not adjusted executive officers' future compensation based upon amounts realized or forfeited pursuant to previous equity awards.

The Committee's practice for many years has been to make equity awards and approve new salaries and bonuses, if any, at its meeting in late January, which normally follows our announcement of earnings for the prior year. The Committee also may approve changes in compensation at other times throughout the year.

While the Committee is ultimately responsible for making all compensation decisions affecting our NEOs, our CEO participates in the underlying process because of his close day-to-day association with the other NEOs and his knowledge of our operations. Among other things, our CEO makes recommendations regarding all of the components of compensation described above for all of the NEOs, other than himself. Our CEO does not participate in the portion of the Committee meeting regarding the review of his own performance or the determination of the actual amounts of his compensation. Our Vice President-Human Resources and our General Counsel also participate in the Committee's compensation process. Specifically, our Vice President-Human Resources is responsible for coordinating the work assigned to FWC by the Committee. Our Vice President-Human Resources is expected to maintain knowledge of executive compensation trends, practices, rules and regulations and works with our General Counsel on related legal and tax compliance matters.

Appendix

This portion of the CD&A is the Appendix that provides additional information about the discussion in the Executive Summary that is not provided elsewhere in the CD&A. We make various statements in the Executive Summary and this Appendix that do not explicitly say they are our opinions, but you should read them as such. The Executive Summary discusses only the compensation of our CEO because his compensation sets the "compensation pace" for the rest of the NEOs. The compensation programs for our CEO are generally no different than those for all of our NEOs, as discussed in the CD&A, although the amount of compensation depends on what level the particular officer occupies in our organizational hierarchy. The additional information in the Appendix corresponds to the order of the discussion in the Executive Summary.

2012 Performance Based on Operational Metrics

Loss Ratio. The loss ratio is a customary measure of the quality of an insurer's business. It is losses incurred divided by earned premiums for MGIC's primary new insurance written, in both cases over the period of the ratio. A year of seasoning includes the year in which the book was written; that is, the first year of seasoning for the book written in 2007 was 2007.

The percentage of MGIC loans that are delinquent is as of December 31, 2012 and represents loans that are at least 45 days past due (and would include those whose borrowers are in foreclosure or bankruptcy). The source of the percentage of FHA loans that are delinquent is the U.S. Department of Housing and Urban Development's Annual Report to Congress – Fiscal Year 2012 Financial Status – FHA Mutual Mortgage Insurance Fund dated November 16, 2012. The FHA's fiscal year ends September 30. The percentage of FHA loans that are delinquent represents loans that are "seriously delinquent," which the FHA defines as loans that are 90 days or more delinquent or in foreclosure or bankruptcy.

Market Share. The source of the market share information is *Inside Mortgage Finance*.

Net earned premium yield is the cumulative net earned premium for a book of business divided by the new insurance written amount for that book of business.

Expense Ratio. The expense ratio is the combined insurance operations underwriting expenses divided by the net premiums written.

The information about the expense ratios of our peers was obtained from earnings press releases and Securities and Exchange Commission filings. The information represents U.S. mortgage insurance segment information only. Methods of calculating these ratios may differ among companies. PMI and Republic Mortgage Insurance Co. ceased writing new mortgage insurance in 2011, therefore, we have not included their expense ratios for 2011 or 2012.

Other. Additional information about the approvals from Fannie Mae, Freddie Mac and our primary insurance regulator may be found under the caption "Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2012.

The two companies that have stopped writing new business are PMI Mortgage Insurance and Republic Mortgage Insurance.

Our compensation is reasonable when measured by reference to a peer group consisting of our direct competitors and others related to our industry

We cite 2009-2011 revenues because, with the exception of the bonus for 2012 performance, all compensation decisions for 2012 were made in January 2012. At that time, only revenues from 2011 and earlier were available.

When the Committee made its last compensation decisions regarding 2012 compensation, the 2011 total direct compensation of the CEOs of the companies in our peer group was the latest available.

The table below shows the average revenues for 2009-2011 for us and each of the eight companies that we use in our peer group benchmarking analysis. All revenue percentiles in the Executive Summary and this Appendix are the output of the "Percentile" formula in Microsoft's Excel software.

	2009-2011 Average Revenues	Total Direct Compensation (1)
	(millions)	
Ambac Financial Group	$ 1,543.4	$ 1,300.0
Assured Guaranty	1,344.8	8,616.0
Fidelity National Financial	5,258.1	8,423.6
First American Financial	3,924.7	4,019.5
Genworth Financial Inc.	9,808.0	6,615.1
MBIA Inc.	441.2	500.0
Old Republic Int'l Corp.	4,183.8	1,410.8
Radian Group Inc.	1,209.7	8,522.4
MGIC	1,559.5	2,642.2
MGIC Percentile Ranking	43%	35%

(1) 2012 data for MGIC; 2011 data for all other companies

The Committee's compensation consultant, FWC (see "Benchmarking" above), simulated a peer group based on companies within the same eight digit GICS code as us and companies we had chosen as peers. Companies in our GICS code were selected if they had total assets between 0.4 and 2.5 times our assets (as of September 30, 2012). Companies in the property and casualty GICS code were selected if they had revenues (for the twelve months ended September 30, 2012) between 0.4 and 2.5 times our revenues. In each case, the companies had market capitalizations of between $50 million and $4 billion (as of December 1, 2012). Because we are within the GICS Thrifts and Mortgage Finance Companies sub-classification, the particular peer group that resulted from FWC's simulation is primarily from this sub-classification. The 22 companies in the peer group include 14 community banks and 2 regional banks.

Our compensation practices should not be benchmarked against a peer group primarily selected by a Standard & Poors' Global Industry Classification Standard (GICS) in combination with a balance sheet test. The Committee, with the advice of its independent consultant, determined a GICS-related peer group is not appropriate for us because:

- Mortgage insurance does not have its own GICS code. Nearly all of the companies in our GICS code are lending institutions, not insurers.

- Using our GICS code as the initial criterion to select peers may result in comparing us primarily with a group of community banks. Our business is very different from community banking, which involves gathering consumer deposits through a local retail branch network and investing those funds to profit from an interest rate spread.

- Even if our GICS code were used, for our business, revenues are a better metric for selection of a peer group than balance sheet assets. Unlike a community bank whose revenues are largely a function of assets on its balance sheet, our revenues are largely a function of our insurance in force, which is not on our balance sheet. Our revenues for the twelve months ended September 30, 2012, were in the 93rd percentile of a group of peers, predominantly community banks, which would result from selecting "peers" primarily from companies with our GICS code and a similar amount of balance sheet assets.

Our CEO's compensation is aligned with returns to our shareholders

The last five years throughout the CD&A are 2008 – 2012, as reported in the SCT for those years.

Effective with the proxy statement for our 2010 Annual Meeting, the SEC changed the rules on how equity grants were to be reported in the SCT to provide that the entire grant date fair value on the grant date was to be reported. The SCT in that proxy statement showed 2008 compensation on that new basis. Our approximation that 63% in value was lost was computed using the compensation figures for 2008 in that proxy statement.

The performance goals for the restricted stock granted before 2008 that was forfeited in 2008-2012 were based on earnings per share and return on equity.

We have not granted options since 2004 and the compensation tables that reported these options were in proxy statements issued before 2006. The reference to the last five years includes options that expired in January 2013.

During 2008-2012, our CEO had $2.1 million in shares withheld from vestings of restricted stock on account of income tax withholding, net of withholding amounts that he paid in cash. The dollar figures for shares withheld in this calculation are determined by the closing price on the vesting date. The 23% cash compensation percentage is computed using the amount of cash compensation included in the SCT during the last five years. Cash compensation consists of base salary and bonus.

Summary Compensation Table Anomalies

Volatility of Company Stock. Our beta of 3.36 represents the one year daily "raw beta" for the period December 31, 2011 through December 31, 2012, from the Bloomberg database.

Compensation Committee Report

Among its other duties, the Management Development, Nominating and Governance Committee assists the oversight by the Board of Directors of MGIC Investment Corporation's executive compensation program, including approving corporate goals relating to compensation for the CEO and senior officers, evaluating the performance of the CEO and determining the CEO's annual compensation and approving compensation for MGIC Investment Corporation's other senior executives.

The Committee reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in MGIC Investment Corporation's proxy statement for its 2013 Annual Meeting of Shareholders and its Annual Report on Form 10-K for the year ending December 31, 2012.

Members of the Management Development, Nominating and Governance Committee:

Kenneth M. Jastrow, II, Chairman
Thomas M. Hagerty
Leslie M. Muma
Donald T. Nicolaisen

COMPENSATION AND RELATED TABLES

Summary Compensation Table

The following table summarizes the compensation earned by or paid to our named executive officers in 2010 through 2012. Following the table is a summary of our annual bonus program. Other tables that follow provide more detail about the specific types of compensation.

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings $(2)	All Other Compensation $	Total Compensation $
Curt Culver....................	2012	910,539	475,000	1,256,670	1,365,107	8,950	4,016,266
Chairman and Chief	2011	884,231	734,300	2,994,449	967,428	8,950	5,589,358
Executive Officer	2010	865,000	1,300,000	1,663,200	545,645	6,500	4,380,345
J. Michael Lauer..............	2012	480,846	225,000	424,127	314,666	8,950	1,453,589
Executive Vice President	2011	466,839	357,500	1,010,629	235,238	8,950	2,079,156
and Chief Financial Officer	2010	453,231	550,000	561,330	83,577	6,500	1,654,638
Patrick Sinks.................	2012	583,154	200,000	785,420	618,373	8,950	2,195,897
President and Chief	2011	558,508	357,500	1,871,535	414,061	8,950	3,210,554
Operating Officer	2010	516,692	585,200	1,039,500	213,577	6,500	2,361,469
Lawrence Pierzchalski.........	2012	469,939	175,000	424,127	670,932	8,950	1,748,948
Executive Vice	2011	456,308	302,500	1,010,629	470,613	8,950	2,249,000
President - Risk Management	2010	443,000	501,800	561,330	271,888	6,500	1,784,518
Jeffrey Lane	2012	729,962	200,000	424,127	449,723	8,950	1,812,762
Executive Vice President	2011	710,385	357,500	1,010,629	415,914	8,950	2,503,378
and General Counsel	2010	653,846	550,000	1,402,330	311,723	19,770	2,937,669

(1) The amounts shown in this column represent the grant date fair value of the stock awards granted to named executive officers in the years shown, computed in accordance with FASB ASC Topic 718. The fair value of stock award units is based on the closing price of our common stock on the New York Stock Exchange on the date of grant. Except as described below, the vesting of all of the awards represented in this column is subject to our meeting certain performance conditions. In accordance with the rules of the SEC, all of the figures in this column represent the value at the grant date based upon the probable outcome of the applicable performance conditions as of the grant date, such probable outcome determined with reference to the performance of the fiscal year preceding the grant. The probable outcome of the applicable performance conditions associated with the 2010 awards resulted in the full value of such awards being reflected in this column. If the full value of the applicable awards for 2012 and 2011 were shown assuming the highest level of the applicable performance conditions was achieved, rather than an amount based upon the probable outcome of the applicable performance conditions, then the amounts shown would have been:

	2012	2011
Curt Culver	$ 1,368,675	$ 3,097,710
J. Michael Lauer	$ 461,929	$ 1,045,479
Patrick Sinks.....................	$ 855,424	$ 1,936,073
Lawrence Pierzchalski............	$ 461,929	$ 1,045,479
Jeffrey Lane......................	$ 461,929	$ 1,045,479

(2) The Company does not maintain a nonqualified deferred compensation plan for its employees. The amounts shown in this column reflect the change in present value of accumulated pension benefits during such year pursuant to our Pension Plan and our Supplemental Executive Retirement Plan when retirement benefits are also provided under that Plan. See information following the table titled "Pension Benefits at 2012 Fiscal Year-End" below for a summary of these plans. The change shown in this column is the difference between (a) the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 and continuing for his life expectancy determined at the end of the year shown and by assuming that the officer's employment with us ended on the last day of that year shown and (b) the same calculation done as if the officer's employment had ended one year earlier. For all years shown, the change between years represents the net result of (a) the officer being one year closer to the receipt of the pension payments, which means the present value is higher, and the annual pension payment is higher due to the additional benefit earned because of one more year of employment; (b) a change in actuarial assumptions used to calculate the benefit, primarily a decrease in the discount rate used to calculate the present value at the end of each of those years, which made the increases higher than they would have been if we had not changed the discount rate; and (c) distributions that the named executive officers received from our Supplemental Executive Retirement Plan during the fiscal year ended December 31, 2012 to pay the employee portion of the Social Security tax attributable to benefits earned under the plan during fiscal year 2012, as well as amounts distributed to cover the income tax thereon. For each named executive officer, the change for 2012, 2011 and 2010 consists of:

	2012		2011		2010	
Name	**Change in Actuarial Assumptions**	**Change Due to Other Factors**	**Change in Actuarial Assumptions**	**Change Due to Other Factors**	**Change in Actuarial Assumptions**	**Change Due to Other Factors**
Curt Culver	702,165	662,942	310,398	657,030	141,243	404,402
J. Michael Lauer	226,765	87,901	106,335	128,903	52,343	31,234
Patrick Sinks	353,499	264,874	144,013	270,048	61,530	152,047
Lawrence Pierzchalski	357,260	313,672	156,596	314,017	71,724	200,164
Jeffrey Lane	261,831	187,892	114,036	301,878	51,911	259,812

See Note 13 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2012 for additional information regarding the assumptions made in arriving at these amounts.

Annual Bonus

The following is a description of our annual bonus program. This discussion supplements the discussion included in the section titled "Compensation Discussion and Analysis" above.

Our bonus program provides that annual bonuses, so long as we met a performance target described in "Compensation Discussion and Analysis — Our 2012 Executive Compensation — Annual Bonus" above, are determined in the discretion of the Management Development, Nominating and Governance Committee taking account of:

- our actual financial and other results for the year compared to the goals considered and approved by the Management Development, Nominating and Governance Committee in the first quarter of that year (see "Compensation Discussion and Analysis — Our 2012 Executive Compensation — Annual Bonus" above for our 2012 performance goals);
- the Committee's subjective analysis of the business environment in which we operated during the year;
- the Committee's subjective evaluation of individual officer performance;

- the subjective recommendations of the CEO (except in regard to his own bonus); and
- such other matters as the Committee deems relevant.

The maximum bonuses under this bonus framework cannot exceed three times the base salary of the CEO and 2.25 times the base salaries of our other named executive officers.

2012 Grants Of Plan-Based Awards

The following table shows the grants of plan-based awards to our named executive officers in 2012.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards		Grant Date Fair Value of Stock and Option Awards ($)[1]
			Target (#)	Maximum (#)	
Curt Culver	Other[2]	1/30/12	63,000	63,000	248,850
	Performance Based[3]	1/30/12	255,144	283,500	1,007,820
J. Michael Lauer	Other[2]	1/30/12	21,262	21,262	83,985
	Performance Based[3]	1/30/12	86,112	95,682	340,142
Patrick Sinks	Other[2]	1/30/12	39,375	39,375	155,531
	Performance Based[3]	1/30/12	159,466	177,188	629,889
Lawrence Pierzchalski	Other[2]	1/30/12	21,262	21,262	83,985
	Performance Based[3]	1/30/12	86,112	95,682	340,142
Jeffrey Lane	Other[2]	1/30/12	21,262	21,262	83,985
	Performance Based[3]	1/30/12	86,112	95,682	340,142

(1) All of the figures in this column represent the value at the grant date based upon the probable outcome of the applicable performance conditions as of the grant date. The grant date fair value is based on the New York Stock Exchange closing price on the day the award was granted. There have been no stock options granted since 2004.

(2) CM Grants, as described in "— Compensation Discussion and Analysis — Our 2012 Executive Compensation — Longer-Term Restricted Equity — Other Restricted Equity" above, including information about the performance goals applicable to these awards.

(3) LME Grants, as described in "— Compensation Discussion and Analysis — Our 2012 Executive Compensation — Longer-Term Restricted Equity" above, including information about the performance goals applicable to these awards. Pursuant to rules adopted by the SEC, the amounts set forth in the "Target" column are based upon the assumption that our performance with respect to the three performance goals applicable to these awards in 2012 through 2014 will equal our performance in 2011. Using this approach, 90% of the shares granted would vest.

Outstanding Equity Awards At 2012 Fiscal Year-End

The following table shows our named executive officers' equity awards outstanding on December 31, 2012.

Name	Number of Securities Underlying Unexercised Options Exercisable #[1]	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested #	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Curt Culver	80,000[3]	43.70	1/22/13	563,907[4]	1,499,993
	80,000	68.20	1/28/14		
J. Michael Lauer	27,000[3]	43.70	1/22/13	190,321[4]	506,254
	27,000	68.20	1/28/14		
Patrick Sinks	8,000[3]	43.70	1/22/13	352,445[4]	937,504
	40,000	68.20	1/28/14		
Lawrence Pierzchalski....	27,000[3]	43.70	1/22/13	190,321[4]	506,254
	27,000	68.20	1/28/14		
Jeffrey Lane..............	10,800[3]	43.70	1/22/13	190,321[4]	506,254
	27,000	68.20	1/28/14		

(1) There have been no stock options granted since 2004. All stock option awards are fully vested.

(2) Based on the closing price of the Common Stock on the New York Stock Exchange at 2012 year-end, which was $2.66.

(3) These stock options expired in January 2013 without being exercised.

(4) Consists of: (a) performance-based restricted equity granted in 2010, 2011 and 2012 that will vest in February in each of the first three years following the grant dates if we meet certain performance targets (with the vesting amounts, if any, dependent upon our performance) and (b) other restricted equity granted in 2010, 2011 and 2012, one-third of which will vest in February in each of the first three years following the grant dates if we meet certain performance targets. Certain restricted equity awards granted in 2010, 2011 and 2012 that do not vest in a particular year because actual performance is less than target performance in that year may vest in following years. See "— Compensation Discussion and Analysis — Our 2012 Executive Compensation — Longer-Term Restricted Equity — Other Restricted Equity" for information about vesting of these awards.

The 2010 awards were granted on January 27, 2010, the 2011 awards were granted on January 25, 2011 and the 2012 awards were granted on January 30, 2012. The 2012 awards are reported in the table titled "2012 Grants of Plan-Based Awards" above. The 2011 awards were similar to the 2012 awards, except that the performance goals were changed for the 2012 awards. The 2010 awards were similar to the 2011 awards, except that the performance goals were changed for the 2011 awards and a greater percentage of the 2011 awards were granted in the form of performance-based awards (increased from approximately 75% to approximately 82% (excluding a one-time grant to Mr. Lane)). The number of units of performance-based restricted equity included in this column is a representative amount based on 2011 performance.

2012 Option Exercises And Stock Vested

The following table shows the vesting of grants of plan-based stock awards to our named executive officers in 2012. There were no options exercised in 2012.

Name	Stock Awards: Number of Shares Acquired on Vesting #	Stock Awards: Value Realized on Vesting ($)[1]
Curt Culver	257,784	1,159,115
J. Michael Lauer	87,002	391,201
Patrick Sinks	161,114	724,442
Lawrence Pierzchalski	87,002	391,201
Jeffrey Lane	112,002	502,951

(1) Value realized is the market value at the close of business on the vesting date. None of our named executive officers sold any shares in 2012, though some shares that vested were withheld to pay taxes due as a result of the vesting of the shares.

Pension Benefits At 2012 Fiscal Year-End

The following table shows the present value of accrued pension plan benefits for our named executive officers as of December 31, 2012.

Name	Plan Name[1]	Number of Years Credited Service #	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year [3]
Curt Culver	Qualified Pension Plan	30.2	2,572,411	-
	Supplemental Executive Retirement Plan	30.2	4,307,039	6,439
J. Michael Lauer	Qualified Pension Plan	23.8	2,236,185	-
	Supplemental Executive Retirement Plan	23.8	787,645	3,465
Patrick Sinks	Qualified Pension Plan	34.4	2,133,023	-
	Supplemental Executive Retirement Plan	34.4	389,165	6,897
Lawrence Pierzchalski	Qualified Pension Plan	30.7	2,528,171	-
	Supplemental Executive Retirement Plan	30.7	853,711	3,301
Jeffrey Lane	Qualified Pension Plan	16.3	2,610,032[4]	-
	Supplemental Executive Retirement Plan	16.3	420,328	8,527

(1) See below for a summary of these plans.

(2) The amount shown is the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 (which is the earliest age that unreduced benefits under the Qualified Pension Plan and Supplemental Executive Retirement Plan may be

received) and continuing for his life expectancy determined at the end of 2012 and by assuming that the officer's employment with us ended on the last day of that year. See Note 13 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2012 for the discount rate used to calculate the present value of benefits under these plans.

(3) The amount shown in this column represents distribution amounts that the named executive officers received from the MGIC Supplemental Executive Retirement Plan during the fiscal year ended December 31, 2012 to pay the employee portion of the Social Security tax attributable to benefits earned under the plan during fiscal year 2012, as well as amounts distributed to cover the income tax thereon.

(4) Includes an annual benefit of $34,000 credited to Mr. Lane as part of his initial employment. This amount represents $443,697 of the present value of Mr. Lane's benefits.

Under the Pension Plan and the Supplemental Plan taken together, each executive officer earns an annual pension credit for each year of employment equal to 2% of the officer's eligible compensation for that year. Eligible compensation is limited to salaries, wages, cash bonuses, and the portion of cash bonuses deferred and converted to restricted equity bonuses (applicable for bonuses for 2001 through 2006 performance). At retirement, the annual pension credits are added together to determine the employee's accrued pension benefit. However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Eligible employees with credited service for employment prior to October 31, 1985 also receive a past service benefit, which is generally equal to the difference between the amount of pension the employee would have been entitled to receive for service prior to October 31, 1985 under the terms of a prior plan had such plan continued, and the amount the employee is actually entitled to receive under an annuity contract purchased when the prior plan was terminated. Retirement benefits vest on the basis of a graduated schedule over a seven-year period of service. Full pension benefits are payable in monthly installments upon retirement at or after age 65 with at least five years of service (age 62 if the employee has completed at least seven years of service). Any supplemental executive retirement benefits earned on or after January 1, 2005 are payable in a lump sum six months after service with the company ends. In addition, reduced benefits are payable beginning at age 55. These benefits are reduced by 0.5% for each month that payments begin prior to the normal retirement date. Messrs. Lauer and Lane are eligible for their full retirement benefits and Messrs. Culver, Pierzchalski and Sinks are eligible to receive reduced benefits.

If the employment of our named executive officers terminated effective December 31, 2012, the annual amounts payable to them at age 62 under these plans would have been: Mr. Culver – $277,770; Mr. Lauer – $200,000; Mr. Sinks – $200,000; Mr. Pierzchalski – $200,000; and Mr. Lane – $200,000; and the lump-sum payment for supplemental executive retirement benefits earned on or after January 1, 2005 would have been: Mr. Culver – $3,457,728; Mr. Lauer – $802,838; Mr. Sinks – $490,797; Mr. Pierzchalski – $908,339; and Mr. Lane – $417,787. As of December 31, 2012, Messrs. Lauer and Lane were each eligible to receive this level of benefits because each was over the age of 62 and had more than seven years' tenure. As of December 31, 2012, Messrs. Culver, Sinks and Pierzchalski were eligible to receive reduced benefits under these plans immediately upon retirement because they were over the age of 55 and had more than seven years' tenure. As a result, if their employment had been terminated effective December 31, 2012, the annual amounts payable to them under our Pension Plan had they elected to begin receiving annual payments immediately would have been Mr. Culver – $254,160; Mr. Lauer – $200,000; Mr. Sinks – $129,000; Mr. Pierzchalski – $178,000; and Mr. Lane – $200,000; and the lump-sum payment for supplemental executive retirement benefits earned on or after January 1, 2005 would have been: Mr. Culver – $3,256,777; Mr. Lauer – $802,838; Mr. Sinks – $352,748; Mr. Pierzchalski – $838,965; and Mr. Lane – $417,787. The discount rate and post-retirement mortality assumptions used to calculate the lump-sum payments differ from the factors used in our financial statements.

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the estimated value of payments to each of the named executive officers assuming the triggering event or events indicated occurred on December 31, 2012.

Name	Termination Scenario	Total ($)	Cash Payment ($)	Value of Restricted Equity and Stock Options that will Vest on an Accelerated Basis ($)[1]	Value of Restricted Equity and Stock Options Eligible for Continued Vesting ($)[1]	Value of Other Benefits ($)[2]
Curt Culver	Change in control with qualifying termination[3]	7,859,780	6,061,819[4]	1,647,814	-	150,147
	Change in control without qualifying termination[3]	1,647,814	-	1,647,814	-	-
	Death	1,647,814	-	1,647,814	-	-
J. Michael Lauer	Change in control with qualifying termination[3]	3,323,280	2,660,611[5]	556,142	-	106,527
	Change in control without qualifying termination[3]	556,142	-	556,142	-	-
	Retirement	245,071	-	-	245,071	-
	Death	556,142	-	556,142	-	-
Patrick Sinks	Change in control with qualifying termination[3]	4,388,665	3,219,310[4]	1,029,891	-	139,464
	Change in control without qualifying termination[3]	1,029,891	-	1,029,891	-	-
	Death	1,029,891	-	1,029,891	-	-
Lawrence Pierzchalski	Change in control with qualifying termination[3]	3,255,522	2,599,137[4]	556,142	-	100,243
	Change in control without qualifying termination[3]	556,142	-	556,142	-	-
	Death	556,142	-	556,142	-	-
Jeffrey Lane	Change in control with qualifying termination[3]	3,905,066	3,205,840[5]	556,142	-	143,084
	Change in control without qualifying termination[3]	556,142	-	556,142	-	-
	Retirement	245,071	-	-	245,071	-
	Death	556,142	-	556,142	-	-

(1) The value attributed to restricted stock that accelerates or is eligible for continued vesting is calculated using the closing price on the New York Stock Exchange on December 31, 2012 (which is a higher valuation than that specified by IRS regulations for tax purposes). The value of options would be the difference between the closing price on the New York Stock Exchange on December 31, 2012 and the exercise price. However, as of December 31, 2012, the exercise price of all options exceeded the market price. As a result, all amounts in these columns represent value attributable solely to restricted equity.

(2) Other benefits include three years of health and welfare benefits and the maximum outplacement costs each executive would be entitled to.

(3) As described further in "Change in Control Agreements" below, each of our named executive officers is a party to a KEESA that may provide for payments after a change in control. A qualifying termination is a termination within three years (but no later than the date the executive reaches the age

at which the executive may retire under the Pension Plan with full pension benefits) after the change in control by the Company other than for cause, death or disability or by the executive for good reason.

(4) Amounts payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

(5) As of December 31, 2012, neither Mr. Lauer nor Mr. Lane was eligible to receive a cash payment or other benefits under his KEESA because he had attained his normal retirement age. As noted in "Change in Control Agreements" below, in 2010, we created a supplemental benefit plan applicable to persons who had attained their normal retirement age.

Mr. Lane's cash payment under his supplemental KEESA was capped by reducing such payment (by $812,563) to an amount that will not trigger payment of federal excise taxes on such payment.

Change in Control Agreements

Key Executive Employment and Severance Agreement. Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a "KEESA"). If a change in control occurs and the executive's employment is terminated within three years (but no later than the date the executive reaches the age at which the executive may retire under the Pension Plan with full pension benefits, which is 62, an age that none of our named executive officers other than Mr. Lauer and Mr. Lane has attained) after the change in control (this period is referred to as the employment period), other than for cause, death or disability, or if the executive terminates his employment for good reason, the executive is entitled to receive a termination payment of twice the sum of his annual base salary, his maximum bonus award and an amount for pension accruals and profit sharing and matching contributions to our tax-qualified defined contribution plan, subject to reduction as described below. This termination payment is payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

If the employment termination occurs during the employment period but more than three months after the change in control, the termination payment is reduced by an amount corresponding to the portion of the employment period that has elapsed since the date of the change in control. The KEESAs require that, for a period of twelve months after a termination for which a payment is required, the executive not compete with us unless approved in advance in writing by our Board of Directors. The KEESAs also impose confidentiality obligations on our executives that have signed them.

Under the KEESAs, a change in control generally would occur upon the acquisition by certain unrelated persons of 50% or more of our Common Stock; an exogenous change in the majority of our Board of Directors; certain mergers, consolidations or share exchanges or related share issuances; or our sale or disposition of all or substantially all of our assets. We would have "cause" to terminate an executive under a KEESA if the executive were intentionally to engage in certain bad faith conduct causing demonstrable and serious financial injury to us; to be convicted of certain felonies; or to willfully, unreasonably and continuously refuse to perform his or her existing duties or responsibilities. An executive would have "good reason" under his or her KEESA if we were to breach the terms of the KEESA or make certain changes to the executive's position or working conditions.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and to a bonus opportunity of no less than 75% of the maximum bonus opportunity in effect prior to the change in control. The executive is also entitled to participate in medical and other specified benefit plans. Such benefits include life insurance benefits made available to salaried employees generally and other benefits provided to executives of comparable rank, including stock awards, supplemental retirement benefits and periodic physicals. The value of these benefits cannot be less than 75% of the value of comparable benefits prior to the change in control, except that if the new parent company does not provide stock-based compensation to executives of its U.S. companies of comparable rank, this type of benefit need not be provided and the 75% minimum for other benefits is raised to 100%. If the executive experiences a qualified termination, he is entitled to continued life and health insurance for the remainder of the employment period or, if earlier, the time he obtains similar coverage from a new employer, outplacement services and up to a total of $10,000 to cover tax preparation, legal and accounting services relating to the KEESA termination payment.

If the excise tax under Sections 280G and 4999 of the Internal Revenue Code would apply to the benefits provided under the KEESA, the executive is entitled to receive a payment so that he is placed in the same position as if the excise tax did not apply. In 2008, we amended our KEESAs for the principal purpose of complying with Section 409A of the Internal Revenue Code. In 2009, we eliminated any reimbursement of our named executive officers for any additional tax due as a result of the failure of the KEESAs to comply with Section 409A.

Supplemental Plan for Executives Covered by MGIC Investment Corporation Key Executive Employment and Severance Agreements. In 2010, we created the Supplemental Plan for Executives Covered by MGIC Investment Corporation Key Executive Employment and Severance Agreements, which provides benefits to compensate for the benefits that are reduced or eliminated by the age-based limitation under our KEESAs. This plan was adopted because the Committee wanted to provide such benefits for those who would, absent this age-based limitation, receive benefits under his or her KEESA. The Committee believes that age should not reduce or eliminate benefits under a KEESA, but recognized that our employees may retire with a full pension at age 62 provided they have been a pension plan participant for at least seven years. Taking the early availability of full pension benefits into account, the payments under this plan are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payments under Sections 280G and 4999. As a result, unlike our KEESAs, this plan does not include an excise tax gross-up provision. Our KEESAs were not amended in connection with the adoption of this plan.

Post-Termination Vesting of Certain Restricted Equity Awards

In general, our restricted equity awards are forfeited upon a termination of employment, other than as a result of the award recipient's death (in which case the entire award vests). In general, if employment termination occurs after age 62 for a recipient who has been employed by us for at least seven years, awards granted at least one year prior to the date of the employment termination will continue to vest if the recipient enters into a non-competition agreement with us. Two of our NEOs are 62 or older and two others, including our CEO, will become 62 by October 2014.

Severance Pay

Although we do not have a written severance policy for terminations of employment unrelated to a change in control, we have historically negotiated severance arrangements with officers whose employment we terminate without cause. The amount that we have paid has varied based upon the officer's tenure and position.

OTHER MATTERS

Related Person Transactions

Among other things, our Code of Business Conduct prohibits us from entering into transactions in which our "Senior Financial Officers," executive officers or their respective immediate family members have a material financial interest (either directly or through a company with which the officer has a relationship) unless all of the following conditions are satisfied:

- the terms of the contract or transaction are fair and equitable, at arm's length and are not detrimental to our interests;
- the existence and nature of the interests of the officer are fully disclosed to and approved by the Audit Committee; and
- the interested officer has not participated on our behalf in the consideration, negotiation or approval of the contract or transaction.

In addition, the Code requires Audit Committee approval of all transactions with any director or a member of the director's immediate family, other than transactions involving the provision of goods or services in the ordinary course of business of both parties. The Code contemplates that our non-management directors will disclose all transactions between us and parties related to the director, even if they are in the ordinary course of business.

We have used the law firm of Foley & Lardner LLP as our principal outside legal counsel for more than 25 years. Our General Counsel was formerly a partner of that law firm and his wife is currently a partner in that law firm. In 2012, Foley & Lardner was paid $1,400,612 by us and our consolidated subsidiaries for legal services and in the first two months of 2013, it was paid an additional $83,643.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors to file reports of their beneficial ownership of our stock and changes in stock ownership with the SEC. Based in part on statements by the directors and executive officers, we believe that all Section 16(a) forms were timely filed by our directors and executive officers in 2012, except for the inadvertent failure to file one report covering the disposition by James A. Karpowicz (a Senior Vice President of our Mortgage Guaranty Insurance Corporation subsidiary) of approximately 840 shares (valued at less than $1,500) from his MGIC Profit-Sharing and Savings Plan account on October 15, 2012. A Form 4 was filed on behalf of Mr. Karpowicz January 15, 2013 to report the disposition. Mr. Karpowicz had purchased shares of our stock in open market transactions within six months of the sale by his Profit-Sharing and Savings Plan account. The short swing profit resulting from those transactions of $531.87 was paid by Mr. Karpowicz to the Company. Mr. Karpowicz is retiring after 25 years of service; his retirement is unrelated to the matters discussed above. We timely made more than 50 other Section 16(a) filings on behalf of our executive officers and directors in 2012.

ITEM 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the year ending December 31, 2013. As a matter of good corporate governance, the Board is seeking shareholder ratification of the appointment even though ratification is not legally required. If shareholders do not ratify this appointment, the Audit Committee will take this into consideration in its future selection of an independent registered public accounting firm. A representative of PwC is expected to attend the Annual Meeting and will be given an opportunity to make a statement and respond to appropriate questions.

In PwC's engagement letter, we expect that we and PwC will agree not to demand a trial by jury in any action, proceeding or counterclaim arising out of or relating to PwC's services and fees for the engagement. We also expect that we will agree that we will not, directly or indirectly, agree to assign or transfer any rights, obligations, claims or proceeds from claims against PwC arising under the engagement letter to anyone. We further expect that the engagement letter will not contain a requirement that we arbitrate any disputes with PwC nor any limitation on our right to damages from PwC.

Audit and Other Fees

For the years ended December 31, 2012 and 2011, PwC billed us fees for services of the following types:

	2012	2011
Audit Fees	$ 1,920,631	$ 1,914,228
Audit-Related Fees	33,329	10,610
Tax Fees	31,010	30,245
All Other Fees	3,760	3,760
Total Fees	$ 1,988,730	$ 1,958,843

Audit Fees include PwC's review of our quarterly financial statements and audit of our year-end financial statements and internal controls over financial reporting. Audit-Related Fees for 2011 and 2012 include fees related to an external peer review of the actuarial calculations done with respect to our Australian operations. Audit-Related Fees for 2012 also include fees in connection with a financial examination by the insurance regulator of our domiciliary state. Tax Fees include a review of our tax returns. All Other Fees are subscription fees for an online library of financial reporting and assurance literature.

The rules of the SEC regarding auditor independence provide that independence may be impaired if the auditor performs services without the pre-approval of the Audit Committee. The Committee's policy regarding pre-approval of audit and allowable non-audit services to be provided by the independent auditor includes a list of services that are pre-approved as they become necessary and the Committee's approving of a schedule of other services expected to be performed during the ensuing year prior to the start of the annual audit engagement. If we desire the auditor to provide a service that is not in either category, the service may be presented for pre-approval by the Committee at its next meeting or may be pre-approved by the Chairperson (or another Committee member designated by the Chairperson). The Committee member approving the service will be given detail regarding the service equivalent to the detail that would be given to the Committee, and the Committee will be notified of the approved service at its next regularly scheduled meeting. We periodically provide the Committee with information about fees paid for services that have been approved and pre-approved. The Audit Committee pre-approved all of the services that PwC provided in 2012.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as our independent registered public accounting firm. Abstentions and broker non-votes, if any, will not be counted as votes cast.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR RATIFICATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

HOUSEHOLDING

The broker, bank or other nominee for any shareholder who holds shares in "street name" and is not a shareholder of record may deliver only one copy of this proxy statement and the Annual Report to Shareholders to multiple shareholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of this proxy statement and the Annual Report to Shareholders to a shareholder at a shared address to which a single copy of the document was delivered. A shareholder who wishes to receive a separate copy of the proxy statement and Annual Report to Shareholders, now or in the future, should submit a request to MGIC by telephone at (414) 347-6480 or by submitting a written request to Investor Relations, MGIC Investment Corporation, P.O. Box 488, MGIC Plaza, Milwaukee, WI 53201. Beneficial owners sharing an address who are receiving multiple copies of the proxy statement and Annual Report to Shareholders and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy be mailed to all shareholders at the shared address in the future.

APPENDIX A

MGIC INVESTMENT CORPORATION

and

WELLS FARGO BANK, NATIONAL ASSOCIATION

Rights Agent

AMENDED AND RESTATED RIGHTS AGREEMENT

Dated as of July 25, 2012

TABLE OF CONTENTS

AMENDED AND RESTATED RIGHTS AGREEMENT

THIS AMENDED AND RESTATED RIGHTS AGREEMENT ("Agreement"), is dated as of July 25, 2012, between **MGIC INVESTMENT CORPORATION,** a Wisconsin corporation (the "Company"), and **WELLS FARGO BANK, NATIONAL ASSOCIATION,** a national banking association (the "Rights Agent").

WHEREAS, the Board of Directors of the Company authorized a Rights Agreement, dated as of July 22, 1999 (the "Original Rights Agreement"), declared a dividend of one common share purchase right (a "Right") for each Common Share (as hereinafter defined) outstanding upon the close of business on August 9, 1999 (the "Record Date") payable on such date, and authorized the issuance of one Right for each Common Share issued between the Record Date and the earliest of certain dates specified in the Original Rights Agreement, each Right, as of March 4, 2013, representing the right to purchase one-tenth of one Common Share, upon the terms and subject to the conditions set forth in the Original Rights Agreement; and

WHEREAS, the Company and the Rights Agent amended and restated the Original Rights Agreement by entering into an Amended and Restated Rights Agreement dated as of July 7, 2009 (as subsequently amended, the "2009 Rights Agreement"); and

WHEREAS, if the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), then its ability to use its Tax Benefits (as hereinafter defined) for U.S. federal income tax purposes could be substantially limited; and

WHEREAS, the Company views its Tax Benefits as valuable assets of the Company, which are likely to inure to the benefit of the Company and its shareholders, and the Company believes that is in the best interest of the Company and its shareholders that the Company provide for the protection of the Company's Tax Benefits on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the Company and the Rights Agent hereby amend and restate the 2009 Rights Agreement to provide as follows:

Section 1. **Certain Definitions.** For purposes of this Agreement, the following terms have the meanings indicated:

(a) "2009 Amendment Effective Time" means the close of business on July 7, 2009.

(b) "2017 Note Adjustment Events" means an increase pursuant to the terms of the 2017 Notes in the number of Common Shares that are deliverable on conversion of the 2017 Notes. Changes in the average price per Common Share that affect the number of Common Shares deliverable on conversion of the 2017 Notes shall be considered adjustments under the immediately preceding sentence.

(c) "2017 Notes" means the Company's 5% Convertible Senior Notes due 2017.

(d) "2020 Note Adjustment Events" means an increase pursuant to the terms of the 2020 Notes in the number of Common Shares that are deliverable on conversion of the 2020 Notes. Changes in the average price per Common Share that affect the number of Common Shares deliverable on conversion of the 2020 Notes shall be considered adjustments under the immediately preceding sentence.

(e) "2020 Notes" means the Company's 2% Convertible Senior Notes due 2020.

(f) "2063 Debenture Adjustment Events" means each of (i) effective as of each date on which the interest so deferred would have been due and payable in the absence of such deferral, the Company deferring the payment of interest on the 2063 Debentures, (ii) effective as of each date on which such compounded interest accrues, the accrual of compounded interest on account of such a deferral, and (iii) an increase pursuant to the terms of the 2063 Debentures in the number of Common Shares that are deliverable on conversion of the 2063 Debentures. Changes in the average price per Common Share that affect the number of Common Shares deliverable on conversion of the 2063 Debentures shall be considered adjustments under the immediately preceding clause (iii).

(g) "2063 Debentures" means the Company's 9% Convertible Junior Subordinated Debentures due 2063.

(h) "Acquiring Person" means any Person that is or has become, by itself or together with its Affiliates and Associates, a Beneficial Owner of 5.0% or more of the Common Shares then outstanding, but shall not include:

(i) any Related Person;

(ii) any Grandfathered Person, provided that if the Percentage Stock Ownership of any Person that had qualified as a Grandfathered Person ceases to be at least 5.0%, then such Person shall not be deemed to be an Acquiring Person until such later time (if any) as the Percentage Stock Ownership of such Person is 5.0% or more, and then only if such Person does not qualify (A) as an Exempt Person, (B) for the exception in subsection (iv) of this Section 1(h), (C) as a Grandfathered Person pursuant to subsection (u)(ii) of this Section 1, or (D) in the case of any Person who was a Grandfathered Person pursuant to subsection (u)(i) of this Section 1, as a Grandfathered Person pursuant to subsection (u)(ii) of this Section 1, which shall be applied to such Person as if the Percentage Stock Ownership of such Person at the 2009 Amendment Effective Time had been less than 5.0%;

(iii) any Exempt Person;

(iv) any Person that the Company determines, in its sole discretion, has, at or after the 2009 Amendment Effective Time, by itself or together with its Affiliates and Associates, inadvertently become a Beneficial Owner of 5.0% or more of the Common Shares then outstanding (or has inadvertently failed to continue to qualify as a Grandfathered Person or Exempt Person); provided that such Person promptly enters into, and delivers to the Company, an irrevocable commitment to, divest or cause its Affiliates and Associates to divest promptly after (A) if the Person delivers a representation letter pursuant to clause (i) of Section 1(q) and requests a determination of the Company pursuant to clause (ii) of Section 1(q), then the time, if any, upon which the Company informs the Person of its adverse determination with respect to such a request (with no divestiture being required if the Person is determined to be an Exempt Person), or (B) if the Person does not both deliver a representation letter pursuant to clause (i) of Section 1(q) and request a determination of the Company pursuant to clause (ii) of Section 1(q), then the time of such commitment, and thereafter such Person or its Affiliates and Associates divest to the extent and promptly after the time specified by the foregoing clause (A) or (B) (without exercising or retaining any power, including voting power, with respect to such Common Shares (or other securities the beneficial ownership of which by a Person also results in such Person beneficially owning Common Shares)) sufficient Common Shares (or other securities the beneficial ownership of which by a Person also results in such Person beneficially owning Common Shares) so that such Person's Percentage Stock Ownership is less than 5.0% (or, in the case of any Person who or which has inadvertently failed to continue to qualify as a Grandfathered Person or Exempt Person, Common Shares (or other securities the beneficial ownership of which by a Person also results in such Person beneficially owning Common Shares) in an amount sufficient to reduce such Person's beneficial ownership of Common Shares by the number of Common Shares that caused such Person to so fail to qualify as a Grandfathered Person or Exempt

Person, as the case may be); provided further that any such Person shall cease to qualify for the exclusion from the definition of "Acquiring Person" contained in this subsection (iv) from and after such time (if any) as the Person, together with its Affiliates and Associates, subsequently becomes a Beneficial Owner of 5.0% or more of the Common Shares then outstanding (or fails to continue to qualify as a Grandfathered Person or Exempt Person), unless the Person independently meets the conditions set forth in this subsection (iv) with respect to the circumstances relating to the Person, together with its Affiliates and Associates, subsequently becoming a Beneficial Owner of 5.0% or more of the Common Shares then outstanding (or failing to continue to qualify as a Grandfathered Person or Exempt Person); and

(v) any Person that has, by itself or together with its Affiliates and Associates, become a Beneficial Owner of 5.0% or more of the Common Shares then outstanding (or has failed to continue to qualify as a Grandfathered Person or Exempt Person) as a result of one or more transactions that are determined to be Exempt Transactions, unless and until such time as such Person or transaction(s) no longer satisfy the terms or conditions, if any, that the Board prescribed in its determination under subsection (r) of this Section 1 with respect to such transaction(s); provided that if the Percentage Stock Ownership of any Person that had qualified for the exemption under this subsection (v) ceases to be at least 5.0%, then such Person shall not be deemed to be an Acquiring Person until such later time (if any) as the Percentage Stock Ownership of such Person is 5.0% or more, and then only if such Person does not qualify (I) as an Exempt Person, (II) for the exception in subsection (iv) of this Section 1(h), (III) as a Grandfathered Person pursuant to subsection (u)(ii) of this Section 1, or (IV) for an additional exception under this subsection (v).

If officers of the Company determine on behalf of the Company that a Person has, at or after the 2009 Amendment Effective Time, by itself or together with its Affiliates and Associates, inadvertently become a Beneficial Owner of 5.0% or more of the Common Shares (or has inadvertently failed to continue to qualify as a Grandfathered Person or Exempt Person) pursuant to subsection (iv) of this Section 1(h), then such officers shall promptly notify the Board of such determination. Notwithstanding the foregoing, a failure to promptly make such a notification shall not impact the effectiveness of such determination.

(i) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date of this Agreement and, to the extent not included within the foregoing provisions of this Section 1(i), shall also include, with respect to any Person, any other Person whose Common Shares are treated, for purposes of Section 382 of the Code and the Treasury Regulations thereunder, as being (i) owned by such first Person (or by a Person or group of Persons to which the Common Shares owned by such first Person are attributed pursuant to Treasury Regulation Section 1.382-2T(h)), or (ii) owned by the same "entity" (as defined in the second sentence of Treasury Regulation Section 1.382- 3(a)(1)(i)) as is deemed to own the Common Shares owned by such first Person; provided, however, that a Person shall not be deemed to be an Affiliate or Associate of another Person solely because either or both Persons are or were directors or officers of the Company.

(j) A Person shall be deemed a "Beneficial Owner" of, and shall be deemed to "beneficially own," any securities:

(i) which such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly;

(ii) which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right or the obligation to acquire (whether such right is exercisable, or such obligation is required to be performed, immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, warrants, options, or other rights (in each case, other than upon exercise or exchange of the Rights); provided, however, that a Person shall not be deemed a Beneficial

Owner of, or to beneficially own, securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange;

(iii) which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has or shares the right to vote or dispose of, or has "beneficial ownership" (as defined under Rule 13d-3 of the General Rules and Regulations under the Exchange Act) of, including pursuant to any agreement, arrangement or understanding (whether or not in writing); or

(iv) with respect to which any other Person is a Beneficial Owner, if the Person referred to in the introductory clause of this Section 1(j) or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing) with such other Person (or any of such other Person's Affiliates or Associates) with respect to acquiring, holding, voting or disposing of any securities of the Company; provided, however, that the preceding provisions of this Section 1(j) shall not be applied to cause a Person to be deemed a "Beneficial Owner" of, or to "beneficially own," any security (A) solely because such Person has the right to vote such security pursuant to an agreement, arrangement or understanding (whether or not in writing) which (1) arises solely from a revocable proxy given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Exchange Act, and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report), or (B) if such beneficial ownership arises solely as a result of such Person's status as a "clearing agency," as defined in Section 3(a)(23) of the Exchange Act; provided further, that nothing in this Section 1(j) shall cause a Person engaged in business as an underwriter of securities or member of a selling group to be a Beneficial Owner of, or to "beneficially own," any securities acquired through such Person's participation in good faith in an underwriting syndicate until the expiration of 40 calendar days after the date of such acquisition, or such later date as the directors of the Company may determine in any specific case; provided further, that the transfer of beneficial ownership of Common Shares to any Person without any consideration for such transfer being given by such Person shall not result in such Person becoming a Beneficial Owner of any additional Common Shares until the Person accepts such transfer; provided further, that a Person shall not be deemed to be a "Beneficial Owner" of, or to "beneficially own," any Common Shares that would be issuable upon conversion of 2063 Debentures as a result of deferred interest, including compounded interest, accrued with respect to 2063 Debentures that are beneficially owned (and not yet converted) by such Person. For the avoidance of doubt, it is understood that the exception in this Section 1(j) in the final proviso of the immediately preceding sentence does not apply to Common Shares attributable to deferred interest on 2063 Debentures that are delivered and beneficially owned on conversion of 2063 Debentures. Notwithstanding anything herein to the contrary, to the extent not within the foregoing provisions of this Section 1(j), a Person shall be deemed a "Beneficial Owner" of, and shall be deemed to "beneficially own" or have "beneficial ownership" of, any securities that are owned by another Person and that are treated, for purposes of Section 382 of the Code and the Treasury Regulations thereunder, as being (x) owned by such first Person (or by a Person or group of Persons to which the securities owned by such first Person are attributed pursuant to Treasury Regulation Section 1.382-2T(h)), or (y) owned by the same "entity" (as defined in the second sentence of Treasury Regulation Section 1.382-3(a)(1)(i)) as is deemed to own the securities owned by such first Person.

(k) "Board" means the Board of Directors of the Company.

(l) "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Wisconsin are authorized or obligated by law or executive order to close.

(m) "close of business" on any given date shall mean 5:00 P.M., Milwaukee, Wisconsin time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., Milwaukee, Wisconsin time, on the next succeeding Business Day.

(n) "Common Shares" means the shares of common stock, par value $1.00, of the Company.

(o) "Distribution Date" has the meaning set forth in Section 3(a) hereof.

(p) "Exchange Act" has the meaning set forth in subsection (i) of this Section 1.

(q) "Exempt Person" means any Person (i) who (A) delivers to the Company a letter that, as determined by the Company in its sole discretion, is substantially in the form attached hereto as Exhibit C or (B) is an Affiliate or Associate of another Person who delivers to the Company a letter described in clause (i)(A) and (ii) whose beneficial ownership of 5.0% or more of the outstanding Common Shares would not, as determined (either (1) prior to the time such Person becomes the Beneficial Owner of 5.0% or more of the Common Shares then outstanding or (2) if the Company determines pursuant to Section 1(h)(iv) that such Person (by itself or together with its Affiliates and Associates) had inadvertently become a Beneficial Owner of 5.0% or more of the Common Shares then outstanding, then after the time such Person becomes the Beneficial Owner of 5.0% or more of the Common Shares then outstanding) by the Company in its sole discretion, jeopardize or endanger the availability to the Company of the Tax Benefits; provided that such Person shall not be an Exempt Person unless and until it, or its Affiliate or Associate who delivers a letter described in clause (i), has received written notice of such determination by the Company under this clause (ii); provided further that such Person shall cease to be an Exempt Person from and after the earlier of such time (if any) as (I) in respect of the letter that such Person, or its Affiliate or Associate, delivered pursuant to clause (i), a representation or warranty of such Person, or its Affiliate or Associate, in such letter was not true and correct when made, a representation or warranty of such Person, or its Affiliate or Associate, in such letter that was to remain true and correct after the date of the letter as contemplated therein ceases to remain true and correct or such Person, or its Affiliate or Associate, ceases to comply with a covenant contained in such letter, or (II) such Person becomes the Beneficial Owner of 10% or more of the Common Shares then outstanding, other than by virtue of any increase that is a result of (x) an acquisition of Common Shares by the Company and/or (y) such Person becoming the Beneficial Owner of additional Common Shares due solely to the occurrence of one or more 2063 Debenture Adjustment Events, 2017 Note Adjustment Events or 2020 Note Adjustment Events during the period in which the 2063 Debentures, the 2017 Notes or the 2020 Notes are beneficially owned by such Person. Notwithstanding the foregoing, a Grandfathered Person shall not be precluded from becoming an Exempt Person (as defined in the preceding sentence, giving effect to this sentence) prior to the time at which such Grandfathered Person would otherwise become an Acquiring Person.

If any Person that had qualified as an Exempt Person ceases to so qualify, then for purposes of Section 1(h) such Person shall be deemed to have become, as of the time the Person ceased to qualify as an Exempt Person, a Beneficial Owner of the Common Shares that such Person and such Person's Affiliates and Associates then beneficially own. For the avoidance of doubt, it is understood that the qualifications and exceptions in this Section 1(q) with respect to 2063 Debenture Adjustment Events, 2017 Note Adjustment Events and 2020 Note Adjustment Events do not apply to Common Shares attributable to 2063 Debenture Adjustment Events, 2017 Note Adjustments Events or 2020 Note Adjustment Events that are delivered and beneficially owned on conversion of 2063 Debentures, 2017 Notes or 2020 Notes.

(r) "Exempt Transaction" means any transaction that the Board determines, in its sole discretion and on such terms and conditions as the Board may in its sole discretion prescribe, should have the consequences of an Exempt Transaction under this Agreement.

(s) "Expiration Date" means the earliest of (i) Final Expiration Date; (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"); (iii) the time at which the Rights are exchanged as provided in Section 24 hereof; (iv) the repeal of Section 382 of the Code if the

Board determines that this Agreement is no longer necessary for the preservation of the Tax Benefits; and (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.

(t) "Final Expiration Date" means the close of business on August 1, 2015.

(u) "Grandfathered Person" means:

(i) any Person who does not qualify as an "Acquiring Person" (as defined in the Original Rights Agreement) immediately prior to the 2009 Amendment Effective Time and who at the 2009 Amendment Effective Time is a Beneficial Owner of 5.0% or more of the Common Shares outstanding at the 2009 Amendment Effective Time; provided that any such Person shall cease to be a Grandfathered Person from and after such time (if any) as the Person's Percentage Stock Ownership shall be increased from such Person's lowest Percentage Stock Ownership at or after the 2009 Amendment Effective Time, other than any increase pursuant to or as a result of (A) an acquisition of Common Shares by the Company and/or (B) such Person becoming the Beneficial Owner of additional Common Shares due solely to (x) such Person beneficially owning 2063 Debentures immediately prior to the 2009 Amendment Effective Time and (y) during the period thereafter in which the 2063 Debentures then beneficially owned continue to be beneficially owned by such Person, the occurrence of one or more 2063 Debenture Adjustment Events; and

(ii) any Person who (x) at the 2009 Amendment Effective Time is not a Beneficial Owner of 5.0% or more of the Common Shares outstanding at the 2009 Amendment Effective Time and (y) if the definition of Acquiring Person did not include an exclusion for any Grandfathered Person, would qualify as an Acquiring Person after the 2009 Amendment Effective Time as a result of (I) an acquisition of Common Shares by the Company and/or (II) such Person becoming the Beneficial Owner of additional Common Shares due solely to the occurrence of one or more 2063 Debenture Adjustment Events, 2017 Note Adjustment Events or 2020 Note Adjustment Events during the period in which 2063 Debentures, 2017 Notes or 2020 Notes are beneficially owned by such Person; provided that any such Person shall cease to be a Grandfathered Person from and after such time (if any) as the Person's Percentage Stock Ownership shall be increased from such Person's lowest Percentage Stock Ownership on or after the date of the first occurrence of any event described in clause (I) or (II), other than any increase pursuant to or as a result of (A) an acquisition of Common Shares by the Company and/or (B) such Person becoming the Beneficial Owner of additional Common Shares due solely to the occurrence of one or more 2063 Debenture Adjustment Events, 2017 Note Adjustment Events or 2020 Note Adjustment Events during the period in which 2063 Debentures, 2017 Notes or 2020 Notes are beneficially owned by such Person.

If any Person that had qualified as a Grandfathered Person ceases to so qualify, then for purposes of Section 1(h) such Person and such Person's Affiliates and Associates shall be deemed to have become, as of the time the Person ceased to qualify as a Grandfathered Person, a Beneficial Owner of the Common Shares that such Person and such Person's Affiliates and Associates then beneficially own. For the avoidance of doubt, it is understood that the qualifications and exceptions in subsections (u)(i) and (ii) of this Section 1 with respect to 2063 Debenture Adjustment Events do not apply to Common Shares attributable to 2063 Debenture Adjustment Events that are delivered and beneficially owned on conversion of 2063 Debentures and with respect to 2017 Note Adjustment Events or 2020 Note Adjustment Events do not apply to Common Shares attributable to 2017 Note Adjustment Events or 2020 Note Adjustment Events that are delivered and beneficially owned on conversion of 2017 Notes or 2020 Notes.

(v) "Percentage Stock Ownership" of a Person means the percentage calculated by dividing (i) the number of Common Shares as to which the Person, together with its Affiliates and Associates, is a Beneficial Owner, divided by (ii) the number of Common Shares then outstanding.

(w) "Person" means any individual, firm, corporation, partnership, trust, association, limited liability company, limited liability partnership, governmental entity, or other entity, or any group of any one or more of the foregoing making a "coordinated acquisition" of shares or otherwise treated as an entity within the meaning of Treasury Regulation Section 1.382-3(a)(1)(i) and shall include any successor (by merger or otherwise) of any such entity.

(x) "Redemption Date" has the meaning set forth in subsection (s) of this Section 1.

(y) "Related Person" means the Company, any Subsidiary of the Company (in each case including, without limitation, in any fiduciary capacity), any employee benefit plan or compensation arrangement of the Company or any Subsidiary of the Company, or any entity or trustee holding Common Shares to the extent organized, appointed or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such employee benefit plan or compensation arrangement.

(z) "Securities Act" means the Securities Act of 1933, as amended.

(aa) "Shares Acquisition Date" means (i) the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed or amended pursuant to Section 13(d) under the Exchange Act, but not a report filed or amended pursuant to Rule 13f-1 of the General Rules and Regulations under the Exchange Act) by the Company or a Person or an Affiliate of the Person that the Person has become an Acquiring Person or (ii) if earlier, the first date the Board concludes that a Person has become an Acquiring Person.

(bb) "Subsidiary" of any Person means any other Person of which securities or other ownership interests having ordinary voting power, in the absence of contingencies, to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such first Person.

(cc) "Tax Benefits" means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a "net unrealized built-in loss" within the meaning of Section 382 of the Code, of the Company or any of its Subsidiaries.

(dd) "Treasury Regulation" means a final, proposed or temporary regulation of the U.S. Department of Treasury promulgated under the Code.

Section 2. **Appointment of Rights Agent.** The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be the holders of the Common Shares) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-rights agents as it may deem necessary or desirable.

Section 3. **Issue of Right Certificates.**

(a) Until the earlier of (i) the tenth day after the Shares Acquisition Date or (ii) the tenth Business Day (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date that a tender or exchange offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act if, upon consummation thereof, the Person publishing, sending or giving such tender or exchange offer would become an Acquiring Person (the earlier of such dates being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates) and not by separate Right Certificates (or, for shares participating in the direct registration system, by notations in the respective book entry accounts for the Common Stock), and (y) the right to receive Right Certificates will be transferable only in connection with the transfer of Common Shares; *provided, however,* that if a tender or exchange offer is terminated prior to the occurrence of a Distribution Date, then no Distribution Date shall occur as a result of such tender or exchange offer. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, insured, postage-prepaid mail, to each record holder of Common Shares as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of Exhibit A hereto (a "Right Certificate"), evidencing one Right for each Common Share of the Company so held. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

(b) The Company has prepared a Summary of Rights to Purchase Common Shares, attached as Exhibit B hereto (the "Summary of Rights"), a copy of which is available free of charge from the Company. With respect to certificates for Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof. Until the Distribution Date (or the Expiration Date, if earlier), the surrender for transfer of any certificate for Common Shares outstanding on the Record Date, with or without a copy of the Summary of Rights attached thereto, shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.

(c) Certificates for Common Shares that become outstanding (including, without limitation, certificates for reacquired Common Shares referred to in the last sentence of this paragraph (c) and certificates issued on the transfer of Common Shares) after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form (provided, however, that certificates for Common Shares in existence on the date of this Agreement may bear the legend required by the Original Rights Agreement or the 2009 Rights Agreement, as applicable):

> This certificate also evidences and entitles the holder hereof to certain rights as set forth in an Amended and Restated Rights Agreement between MGIC Investment Corporation and Wells Fargo Bank, National Association, dated as of July 25, 2012, and as such agreement may be amended (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of MGIC Investment Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. MGIC Investment Corporation will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or beneficially owned by, an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether beneficially owned by such person or any subsequent holder, shall become null and void.

With respect to such certificates containing the foregoing legend, until the Distribution Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. Similarly, during such time periods, transfers of shares participating in the direct registration system shall also be deemed to be transfers of the associated Rights. In the case of any shares participating in the direct registration system, the Company shall cause the transfer agent for the Common Shares to include on each direct registration account statement with respect thereto issued prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date a notation to the effect that references to Common Shares also includes the associated Rights. To the extent that Common Shares of the Company are not represented by certificates, references in this Agreement to certificates shall be deemed to refer to the notations in the book entry accounts reflecting ownership of such shares. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such

Common Shares shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

Section 4. **Form of Right Certificates.** The Right Certificates (and the forms of election to purchase Common Shares and of assignment to be printed on the reverse thereof) shall be substantially the same as Exhibit A hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any applicable rule or regulation made pursuant thereto or with any applicable rule or regulation of any stock exchange or the Financial Industry Regulatory Authority, or to conform to usage. Subject to the provisions of Section 22 hereof, the Right Certificates shall entitle the holders thereof to purchase such number of Common Shares as shall be set forth therein at the purchase price per Common Share set forth therein, but the amount and type of securities purchasable upon exercise of each Right and such purchase price shall be subject to adjustment as provided herein (such purchase price, as so adjusted, the "Purchase Price").

Section 5. **Countersignature and Registration.**

(a) The Right Certificates shall be executed on behalf of the Company by its Chairman of the Board, Chief Executive Officer, President or any Vice President either manually or by facsimile signature, shall have affixed thereto the Company's seal or a facsimile thereof, and shall be attested by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be countersigned by the Rights Agent manually or by facsimile and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed such Right Certificates had not ceased to be such officer of the Company. Any Right Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Rights Agreement any such person was not such an officer.

(b) Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its principal office, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

(c) Notwithstanding any other provisions hereof, the Company and the Rights Agent may amend this Rights Agreement to provide for uncertificated Rights in addition to or in place of Rights evidenced by Right Certificates.

Section 6. **Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates.**

(a) Subject to the provisions of Section 14 hereof, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the Expiration Date, any Right Certificate or Right Certificates (other than Right Certificates representing Rights that have become void pursuant to Section 11(a)(ii) hereof or that have been redeemed or exchanged pursuant to Section 23 or Section 24 hereof) may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of Common Shares as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be transferred, split up, combined or exchanged at the principal office of the Rights Agent. Thereupon the Rights Agent shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates.

(b) Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

(a) Each Right shall be exercisable to purchase one-tenth of one Common Share of the Company, subject to further adjustment as provided herein. The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each Common Share as to which the Rights are exercised, at or prior to the Expiration Date; provided, however, that if the number of Rights exercised would entitle the holder thereof to receive any fraction of a Common Share greater than one-half of a Common Share, then the holder thereof shall not be entitled to exercise such Rights unless such holder concurrently purchases from the Company (and in such event the Company shall sell to such holder), at a price in proportion to the Purchase Price, an additional fraction of a Common Share which, when added to the number of Common Shares to be received upon such exercise, will equal an integral number of Common Shares.

(b) The Purchase Price for each full Common Share pursuant to the exercise of a Right shall initially be $14.00 (equivalent to $1.40 for each one-tenth of one Common Share), shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

(c) Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase duly executed, accompanied by payment of the Purchase Price for the Common Shares to be purchased and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9 hereof, as set forth below, the Rights Agent shall thereupon promptly (i) requisition from any transfer agent of the Common Shares certificates for the number of Common Shares to be purchased and the Company hereby irrevocably authorizes any such transfer agent to comply with all such requests, (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional Common Shares in accordance with Section 14 hereof, (iii) after receipt of such certificates, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder and (iv) when appropriate, after receipt, deliver such cash to or upon the order of the registered holder of such Right Certificate. The payment of the Purchase Price (as such amount may be reduced pursuant to Section 11(a)(iii) hereof) shall be made by certified check, cashier's check, bank draft or money order payable to the order of the Company, except that, if so provided by the Board, the payment of the Purchase Price following the occurrence of a Section 11(a)(ii) Event (as hereinafter defined) may be made wholly or in part by delivery of a certificate or certificates (with appropriate stock powers executed in blank attached thereto) evidencing a number of Common Shares equal to the then Purchase Price divided by the closing price (as determined pursuant to Section 11(d) hereof) per Common Share on the

Trading Day (as such term is hereinafter defined) immediately preceding the date of such exercise. If the Company is obligated to issue other securities of the Company, pay cash and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when appropriate.

(d) In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to such holder's duly authorized assigns, subject to the provisions of Section 14 hereof.

(e) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to take any action with respect to a registered holder of a Right Certificate upon the occurrence of any purported transfer, assignment or exercise as set forth in this Section 7 unless such registered holder shall have (i) completed and signed the certificate following the form of assignment or election to purchase set forth on the reverse of the Right Certificate surrendered for such transfer, assignment or exercise, and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

Section 8. **Cancellation and Destruction of Right Certificates.** All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or if surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Rights Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. Subject to applicable law and regulation, the Rights Agent shall maintain in a retrievable database electronic records of all cancelled or destroyed Right Certificates that have been canceled or destroyed by the Rights Agent. The Rights Agent shall maintain such electronic records or physical records for the time period required by applicable law and regulation. Upon written request of the Company (and at the expense of the Company), the Rights Agent shall provide to the Company or its designee copies of such electronic records or physical records relating to Rights Certificates cancelled or destroyed by the Rights Agent.

Section 9. **Reservation and Availability of Common Shares.**

(a) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued Common Shares or any authorized and issued Common Shares held in its treasury the number of Common Shares that will be sufficient to permit the exercise in full of all outstanding Rights in accordance with Section 7.

(b) So long as the Common Shares issuable upon the exercise of Rights may be listed on any national securities exchange, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all Common Shares reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

(c) The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares (except as otherwise provided by any corporation law applicable to the Company).

(d) The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Common Shares upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates for the Common Shares in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or to deliver any certificates for Common Shares upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company's reasonable satisfaction that no such tax is due.

(e) If the Company determines that registration under the Securities Act is required, the Company shall use commercially reasonable efforts (i) to file, as soon as practicable after the Distribution Date, a registration statement under the Securities Act with respect to the securities issuable upon exercise of the Rights, (ii) to cause such registration statement to become effective as soon as practicable after such filing and (iii) to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities and (B) the Expiration Date. The Company shall also take such action as may be appropriate to ensure compliance with the securities or blue sky laws of the various states in connection with the exercisability of the Rights. The Company may temporarily suspend, for a period of time not to exceed 90 days, the exercisability of the Rights to prepare and file such registration statement and permit it to become effective or to qualify the rights, the exercise thereof or the issuance of securities upon the exercise thereof under state securities or blue sky laws. The Company shall issue a public announcement upon any such suspension stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement when the suspension is no longer in effect. Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable for securities in any jurisdiction if the requisite qualification in such jurisdiction has not been obtained, such exercise is not permitted under applicable law or a registration statement in respect of such securities has not been declared effective.

Section 10. **Common Shares Record Date.** Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; *provided, however*, that if the date of such surrender and payment is a date upon which the Common Shares transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Shares transfer books of the Company are open.

Section 11. **Adjustment of Purchase Price, Number of Shares or Number of Rights.** The Purchase Price, the number of Common Shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a) (i) In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Common Shares payable in Common Shares, (B) subdivide the outstanding Common Shares, (C) combine the outstanding Common Shares into a smaller number of Common Shares or (D) issue any shares of its capital stock in a reclassification of the Common Shares (including any such reclassification in connection with a share exchange, consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Common Shares transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; *provided, however*, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. If an event occurs which would require an adjustment under both Section 11(a)(i) and Section 11(a)(ii), the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii).

(ii) Subject to the following paragraph and Section 24 of this Agreement, in the event any Person shall become an Acquiring Person (a "Section 11(a)(ii) Event"), each holder of a Right shall thereafter have a right to receive, upon exercise thereof at a price equal to ten times the then current Purchase Price per full Common Share multiplied by the number of Common Shares for which a Right is exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event, in accordance with the terms of this Agreement, such number of Common Shares as shall equal the result obtained by (x) multiplying ten times the then current Purchase Price per full Common Share by the number of Common Shares for which a Right is exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event and dividing that product by (y) 50% of the then current per share market price of the Common Shares (determined pursuant to Section 11(d)) on the date the Person became an Acquiring Person (such number of shares, the "Adjustment Shares").

From and after a Section 11(a)(ii) Event, any Rights that are or were beneficially owned by such Acquiring Person (or any Associate or Affiliate of such Acquiring Person) shall be void and any holder of such Rights shall thereafter have no right to exercise such Rights under any provision of this Agreement. No Right Certificate shall be issued pursuant to Section 3 or 6 that represents Rights beneficially owned by an Acquiring Person whose Rights would be void pursuant to the preceding sentence or any Associate or Affiliate thereof; no Right Certificate shall be issued at any time upon the transfer of any Rights to an Acquiring Person whose Rights would be void pursuant to the preceding sentence or any Associate or Affiliate thereof or to any nominee of such Acquiring Person, Associate or Affiliate; and any Right Certificate delivered to the Rights Agent for transfer to an Acquiring Person whose Rights would be void pursuant to the preceding sentence shall be cancelled. The Company shall use all reasonable efforts to ensure that the provisions of this paragraph are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder.

(iii) In the event that there shall not be sufficient Common Shares issued but not outstanding or authorized but unissued (and not reserved for issuance for purposes other than upon exercise of the Rights) to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii), the Company shall: (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of a Right (the "Current Value") over (2) the Purchase Price payable with respect to such Right (such excess, the "Spread"), and (B) with respect to each Right (subject to the second paragraph of Section 11(a)(ii)), make adequate provision to substitute for the Adjustment Shares, upon payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Common Shares or other equity securities of the Company (including, without limitation, shares, or units of shares, of preferred stock, if any, which the Board has deemed to have the same value as Common Shares and which, in the written opinion of counsel addressed to such Board, may be issued without violating the representation in the sixth paragraph under the caption "Amendment of Articles of Incorporation to Authorize Preferred Stock" in the Company's Proxy Statement for its 1998 Annual Meeting of Shareholders (such shares of preferred stock, hereinafter referred to as "common stock equivalents")), (4) debt securities of the Company, (5) other assets or (6) any combination of the foregoing, having an aggregate value equal to the Current Value, where such aggregate value has been determined by the Board based upon the advice of a nationally recognized investment banking firm selected by the Board; provided, however, if the Company shall not have made adequate provision to substitute for the Adjustment Shares pursuant to clause (B) above within thirty (30) days following the occurrence of a Section 11(a)(ii) Event (the "Section 11(a)(ii) Trigger Date"), then the Company shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of any portion of the Purchase Price, Common Shares (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If the Board shall determine in good faith that it is likely that sufficient additional Common Shares might be authorized for issuance for exercise in full of the Rights, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek shareholder approval for the authorization of such additional shares (such period, as it may be extended, the "Substitution Period"). To the extent that the Company determines that some action need be taken pursuant to the first and/or second sentences of this Section 11(a)(iii), the Company (x) shall provide, subject to the last paragraph of Section 11(a)(ii) hereof, that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the value of the Common Shares shall be the current per share market price (as determined pursuant to Section 11(d) hereof) of the Common Shares on the Section 11(a)(ii) Trigger Date and the value of any "common stock equivalent" shall be deemed to have the same value as the Common Shares on such date.

(b) In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per Common Share (or having a conversion price per share, if a security convertible into Common Shares) less than the then current per share market price of the Common Shares (as defined in Section 11(d)) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price and the denominator of which shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and holders of the Rights. Common Shares owned by or held for the account of the Company or any Subsidiary of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(c) In case the Company shall fix a record date for the making of a distribution to all holders of the Common Shares (including any such distribution made in connection with a share exchange, consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend (it is understood that without creating any implication that an increase of more than such amount would cause a dividend to fail to satisfy such standard, an increase of not to exceed one cent per share, appropriately adjusted to reflect any stock split, stock dividend of similar transaction occurring after the date hereof, shall not cause a dividend not to be a regular quarterly cash dividend) or a dividend payable in Common Shares) or subscription rights or warrants (excluding those referred to in Section 11(b)), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then current per share market price of the Common Shares (as defined in Section 11(d)) on such record date, less the fair market value (as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and holders of the Rights) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one Common Share and the denominator of which shall be such current per share market price of the Common Shares on such record date; *provided, however*, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(d) For the purpose of any computation hereunder, the "current per share market price" of the Common Shares on any date shall be deemed to be the average of the daily closing prices per Common Share for the 30 consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; *provided, however*, that in the event that the current per share market price of the Common Shares is determined during a period following the announcement by the issuer of such Common Shares of (i) a dividend or distribution on such Common Shares payable in Common Shares or securities convertible into Common Shares, or (ii) any subdivision, combination or reclassification of Common Shares and prior to the expiration of 30 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to reflect the current market price per Common Share. The closing price for each day shall be the last sale price, regular way, reported at or prior to 4:00 P.M. Eastern time or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, reported at or prior to 4:00 P.M. Eastern time, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Common Shares are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Shares are listed or admitted to trading or, if the Common Shares are not listed or admitted to trading on any national securities exchange, the last quoted price reported at or prior to 4:00 P.M. Eastern time or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported at or prior to 4:00 P.M. Eastern time by the applicable reporting system then in use, or, if on any such date the Common Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Shares selected by the Board. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Common Shares are listed or admitted to trading is open for the transaction of business or, if the Common Shares are not listed or admitted to trading on any national securities exchange, a Business Day.

(e) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; *provided, however*, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a share as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which requires such adjustment or (ii) the Expiration Date.

(f) If, as a result of an adjustment made pursuant to Section 11(a), the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in this Section 11 and the provisions of Sections 7, 9, 10 and 14 with respect to the Common Shares shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Section 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of Common Shares (calculated to the nearest ten-thousandth of a Common Share) obtained by (i) multiplying (x) the number of Common Shares covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i) The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in substitution for any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the Purchase Price or the number of Common Shares issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of Common Shares which were expressed in the initial Right Certificates issued hereunder.

(k) Before taking any action that would cause an adjustment reducing the Purchase Price below the par value, if any, of the Common Shares issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable (except as otherwise provided by any corporation law applicable to the Company) Common Shares at such adjusted Purchase Price.

(l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Right exercised after such record date of the Common Shares and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; *provided, however,* that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(m) Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Common Shares, issuance wholly for cash of any Common Shares at less than the current market price, issuance wholly for cash of Common Shares or securities which by their terms are convertible into or exchangeable for Common Shares, dividends on Common Shares payable in Common Shares or issuance of rights, options or warrants referred to in Section 11(b), hereafter made by the Company to holders of its Common Shares shall not be taxable to such shareholders.

(n) The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Section 23, Section 24 or Section 27 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment, (b) file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and (c) if such adjustment occurs at any time after the Distribution Date, mail (or, if deemed appropriate by the Board, make available at no charge) a brief summary thereof to each holder of a Right Certificate in accordance with Section 25 hereof.

Section 13. [Reserved]

Section 14. Fractional Rights and Fractional Shares.

(a) The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Rights are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by Nasdaq or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board. If on any such date no such market maker is making a market in the Rights the fair value of the Rights on such date as determined in good faith by the Board shall be used.

(b) The Company shall not be required to issue fractions of Common Shares upon exercise or exchange of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares equal to one-half of a Common Share or less upon the exercise of Rights, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one Common Share. Any exercise of Rights that would entitle the holder thereof to receive any fraction of a Common Share greater than one-half of a Common Share shall be governed by Section 7(a) hereof. In lieu of issuing fractional Common Shares upon the exchange of Rights, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exchanged as herein provided an amount in cash equal to the same fraction of the current market value of one Common Share. For purposes of this Section 14(b), the current market value of a Common Share shall be the closing price of a Common Share (as determined pursuant to the second sentence of Section 11(d) hereof) for the Trading Day immediately prior to the date of such exercise.

(c) The holder of a Right by the acceptance of the Right expressly waives such holder's right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided above).

Section 15. **Rights of Action.** All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 18 hereof, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Shares); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Shares), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Shares), may, in such holder's own behalf and for such holder's own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

Section 16. **Agreement of Right Holders.** Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

(b) after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the principal office of the Rights Agent, duly endorsed or accompanied by a proper instrument of transfer;

(c) the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

(d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court or competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, the Company must use its best efforts to have any such order, decree or ruling lifted or otherwise overturned as soon as possible.

Section 17. **Right Certificate Holder Not Deemed a Shareholder.** No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or other distributions or be deemed for any purpose the holder of the Common Shares or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

Section 18. **Concerning the Rights Agent.**

(a) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability in the premises.

(b) The Rights Agent shall be protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with, its administration of this Agreement in reliance upon any Right Certificate or certificate for the Common Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20 hereof.

Section 19. **Merger or Consolidation or Change of Name of Rights Agent.**

(a) Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may effect a share exchange or be consolidated, or any Person resulting from any merger, share exchange or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or corporate trust business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, *provided* that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

Section 20. **Duties of Rights Agent**. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent shall be liable hereunder to the Company and any other Person only for its own negligence, bad faith or willful misconduct.

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 11(a)(ii) hereof) or any adjustment in the terms of the Rights (including the manner, method or amount thereof) provided for in Section 3, 11, 23 or 24, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate pursuant to Section 12 describing such change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares or other securities to be issued pursuant to this Agreement or any Right Certificate or as to whether any Common Shares or other securities will, when issued, be validly authorized and issued, fully paid and nonassessable.

(f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Secretary, any Assistant Secretary, the Treasurer or any

Assistant Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions.

(h) The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in, or act as the transfer agent for, any of the Rights, Common Shares or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other Person.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

Section 21. **Change of Rights Agent**. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice in writing mailed to the Company and to each transfer agent of the Common Shares by registered or certified mail and, if such resignation occurs after the Distribution Date, to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon 90 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares by registered or certified mail and, if such removal occurs after the Distribution Date, to the holders of the Right Certificates by first-class mail. If the Rights Agent and the transfer agent of the Common Shares are the same Person, the appointment of a successor transfer agent for the Common Shares shall without any further action be the appointment of such Person as successor Rights Agent. If the Rights Agent and the transfer agent of the Common Shares are the same Person, notwithstanding the foregoing notice provisions, (a) prior to the Distribution Date, no notice of resignation or removal need be given to holders of the Rights, and (b) a resignation notice from, and a removal notice to, the Rights Agent shall be given upon such number of days' notice as is specified in the agreement governing the Rights Agent's services as transfer agent, as such agreement may be amended from time to time. If the Rights Agent and the transfer agent are not the same Person and the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 90 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit such holder's Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a legal business entity organized and doing business under the laws of the United States or of the State of New York or the State of Wisconsin (or of any other state of the United States so long as such entity is authorized to do business as a banking institution in the State of New York or the State of Wisconsin), in good standing, having an office or agency in the State of Wisconsin or the State of New York, which is authorized under such laws to exercise corporate trust, stock transfer or shareholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million, or (b) an Affiliate of a legal business entity described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and, if such appointment occurs after the Distribution Date, mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22. **Issuance of New Right Certificates**. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale by the Company of Common Shares following the Distribution Date and prior to the Expiration Date, the Company (a) will, with respect to Common Shares so issued or sold pursuant to the exercise, exchange or conversion of securities (other than Rights) issued prior to the Distribution Date that are exercisable or exchangeable for, or convertible into, Common Shares and (b) may, in any other case, if deemed necessary, appropriate or desirable by the Board, issue Right Certificates representing an equivalent number of Rights as would have been issued in respect of such Common Shares if they had been issued or sold prior to the Distribution Date, as appropriately adjusted as provided herein as if they had been so issued or sold; provided, however, that (i) no such Right Certificate will be issued if, and to the extent that, in its good faith judgment the Board determines that the issuance of such Right Certificate could have a material adverse tax consequence to the Company or to the Person to whom or which such Right Certificate otherwise would be issued and (ii) no such Right Certificate will be issued if, and to the extent that, appropriate adjustment otherwise has been made in lieu of the issuance thereof.

Section 23. **Redemption.**

(a) The Rights may be redeemed by action of the Board pursuant to subsection (b) of this Section 23 and shall not be redeemed in any other manner.

(b) The Board may, at its option, at any time prior to such time as any Person becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). The redemption of the Rights by the Board may be made effective at such time on such basis and with such conditions as the Board in its sole discretion may establish.

(c) Immediately upon the effectiveness of the action of the Board ordering the redemption of the Rights pursuant to subsection (b) of this Section 23, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption; *provided, however*, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after the effectiveness of the action of the Board ordering the redemption of the Rights pursuant to subsection (b), the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 24 hereof, and other than in connection with the purchase of Common Shares prior to the Distribution Date.

Section 24. Exchange.

(a) The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 11(a)(ii) hereof) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board shall not be empowered to effect such exchange at any time after an Acquiring Person becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding. The exchange of the Rights by the Board may be made effective as such time, on such basis and with such conditions as the Board in its sole discretion may establish. Prior to effecting an exchange pursuant to this Section 24, the Board may direct the Company to enter into a trust agreement in such form and with such terms as the Board shall approve (the "Trust Agreement"). If the Board so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by the Trust Agreement (the "Trust") all of the Common Shares or common stock equivalents, to the extent applicable pursuant to Section 24(c), issuable pursuant to the exchange (and any cash in lieu of fractional shares), and all Persons entitled to receive shares pursuant to the exchange shall be entitled to receive such Common Shares or common stock equivalents (and any dividends or distributions made thereon after the date on which such shares are deposited in the Trust and any cash in lieu of fractional shares) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement.

(b) Immediately upon the action of the Board ordering the exchange of any Rights pursuant to subsection (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange; *provided, however*, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights.

(c) In any exchange pursuant to this Section 24, the Company, at its option, may substitute common stock equivalents (as such term is defined in Section 11(a)(iii) hereof) for some or all of the Common Shares exchangeable for Rights.

(d) In the event that there shall not be sufficient Common Shares or common stock equivalents issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional Common Shares or common stock equivalents for issuance upon exchange of the Rights.

Section 25. Notice of Certain Events.

(a) In case the Company shall propose, after the Distribution Date, (i) to pay any dividend payable in stock of any class to the holders of Common Shares or to make any other distribution to the holders of Common Shares (other than a regular quarterly cash dividend), (ii) to offer to the holders of Common Shares rights or warrants to subscribe for or to purchase any additional Common Shares or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of

Common Shares (other than a reclassification involving only the subdivision of outstanding Common Shares), (iv) to effect any consolidation or merger into or with (other than a merger of a Subsidiary into or with the Company), to effect any share exchange with or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person, (v) to effect the liquidation, dissolution or winding up of the Company, or (vi) to declare or pay any dividend on the Common Shares payable in Common Shares or to effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends on the Common Shares payable in Common Shares), then, in each such case, the Company shall give to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, or distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, share exchange, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the Common Shares if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of Common Shares for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Shares, whichever shall be the earlier.

(b) In case a Section 11(a)(ii) Event shall occur, then (i) the Company shall as soon as practicable thereafter give to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of the occurrence of such event, which notice shall include a brief summary of the Section 11(a)(ii) Event and the consequences thereof to holders of Rights.

Section 26. <u>Notices</u>.

(a) Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by overnight delivery service or registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

MGIC Investment Corporation
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202
Attention: Secretary

(b) Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by overnight delivery service or registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Wells Fargo Bank, National Association
Attn: Wells Fargo Shareowner Services
Manager of Account Administration
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120

(c) Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

Section 27. **Supplements and Amendments**. Prior to the Distribution Date and subject to the penultimate sentence of this Section 27, the Company may and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Agreement without the approval of any holders of certificates representing Common Shares. From and after the Distribution Date and subject to the penultimate sentence of this Section 27, the Company and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Right Certificates in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein, (iii) to shorten or lengthen any time period hereunder, or (iv) to change or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person); *provided*, that from and after the Distribution Date this Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything contained in this Agreement to the contrary, no supplement or amendment shall be made which reduces the then effective Redemption Price or moves to an earlier date the then effective Final Expiration Date. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Shares.

Section 28. **Successors**. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 29. **Benefits of this Agreement**. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares).

Section 30. **Severability**. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, *provided* that nothing contained in this Section 30 will affect the ability of the Company under the provisions of Section 27 to supplement or amend this Agreement to replace such invalid, void or unenforceable term, provision, covenant or restriction with a legal, valid and enforceable term, provision, covenant or restriction.

Section 31. **Governing Law**. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Wisconsin and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 32. **Counterparts**. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 33. **Descriptive Headings; Interpretation**. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof. Any reference in this Agreement to a statutory or regulatory provision includes a reference to any successor provision thereof.

Section 34. **Determinations and Actions by the Board and the Company**. The Board and the appropriate officers of the Company shall have the power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to interpret the provisions of this Agreement and make all determinations to be made by the Company hereunder or deemed necessary or advisable for the administration of this Agreement. The Board shall have the exclusive power and authority to exercise all rights and powers specifically granted to the Board, including a determination to redeem or not redeem the Rights or to amend the Agreement and any determination as to whether actions of any Person shall be such as to cause such Person to beneficially own Common Shares or to become an Acquiring Person. All such actions, calculations, interpretations and determinations (including, for purposes of clause (ii) below, all omissions with respect to the foregoing) which are done or made by the Board or the officers of the Company, as applicable, in good faith, shall (i) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (ii) not subject the Board of the Company to any liability to the holders of the Rights.

Section 35. **Book-Entry**. Reference in this Agreement to certificates for Common Shares includes, in the case of uncertificated Common Shares, the balances indicated in the book-entry account system of the transfer agent for the Common Shares, and prior to the Distribution Date, any uncertificated Common Shares shall also evidence the associated Rights. Any legend required to be placed on any certificate for Common Shares may instead be included on any book-entry confirmation or notification to the registered holder of such Common Shares.

Section 36. **Amendment and Restatement**. This Agreement amends and restates the 2009 Rights Agreement in its entirety, effective at the close of business on July 25, 2012. For purposes of clarity, notwithstanding the foregoing and without limitation, any amendment effected by means of this Agreement to the definitions of the terms "Acquiring Person" and "Grandfathered Person" included in the 2009 Rights Agreement does not affect the validity or effectiveness of any (a) exception from the definition of Acquiring Person or (b) qualification as a Grandfathered Person, applicable to any Person prior to such amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested, all as of the day and year first above written.

MGIC INVESTMENT CORPORATION

Attest:

By:	/s/ Marianne Baeurle	By:	/s/ Jeffrey H. Lane
Name:	Marianne Baeurle	Name:	Jeffrey H. Lane
Title:	Administrative Assistant	Title:	Executive Vice President, General Counsel & Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION

Attest:

By:	/s/ Peggy Sime	By:	/s/ Jennifer Leno
Name:	Peggy Sime	Name:	Jennifer Leno
Title:	Vice President	Title:	Vice President

EXHIBIT A

[Form of Right Certificate]

Certificate No. R- **Rights**

NOT EXERCISABLE AFTER AUGUST 15, 2015 (SUBJECT TO EXTENSION) OR EARLIER EXPIRATION OF THE RIGHTS AS PROVIDED IN THE RIGHTS AGREEMENT.

Right Certificate

MGIC INVESTMENT CORPORATION

This certifies that , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Amended and Restated Rights Agreement, dated as of July 25, 2012, as amended on March 4, 2013, and as such agreement may be amended (the "Rights Agreement"), between MGIC Investment Corporation, a Wisconsin corporation (the "Company"), and Wells Fargo Bank, National Association, a national banking association (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M., Milwaukee, Wisconsin time, on August 15, 2015, subject to extension, or earlier expiration of the Rights as provided under the Rights Agreement, at the principal office of the Rights Agent, or at the office of its successor as Rights Agent, one-tenth of one fully paid nonassessable (except as otherwise provided by any corporation law applicable to the Company) share of common stock, par value $1.00 ("Common Shares"), of the Company, at a purchase price of $14.00 per Common Share (the "Purchase Price") (equivalent to $1.40 for each one-tenth of a Common Share), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed. The number of Rights evidenced by this Right Certificate (and the number of Common Shares which may be purchased upon exercise hereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of March 4, 2013, based on the Common Shares as constituted at such date. As provided in the Rights Agreement, the Purchase Price and the number of Common Shares which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Company and the above- mentioned offices of the Rights Agent.

This Right Certificate, with or without other Right Certificates, upon surrender at the principal office of the Rights Agent, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate (i) may be redeemed by the Company at a redemption price of $0.001 per Right or (ii) may be exchanged in whole or in part for Common Shares. The Board may, at its option, at any time after any Person becomes an Acquiring Person, but prior to such Person's acquisition of 50% or more of the outstanding Common

Shares, exchange the Rights evidenced by this Certificate for Common Shares, at an exchange ratio of one Common Share per Right, subject to adjustment, as provided in the Rights Agreement.

No fractional Common Shares will be issued upon the exercise or exchange of any Right or Rights evidenced hereby, but in lieu thereof and subject to the following sentence a cash payment will be made, as provided in the Rights Agreement. No Rights may be exercised that would entitle the holder to any fraction of a Common Share greater than one-half of a Common Share unless concurrently therewith such holder purchases an additional fraction of a Common Share which, when added to the number of Common Shares to be received upon such exercise, equals an integral number of Common Shares, as provided in the Rights Agreement.

No holder of this Right Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Common Shares or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised as provided in the Rights Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of ,.

MGIC INVESTMENT CORPORATION

Attest:

____

By: ________________________
Title: ________________________

Countersigned:
WELLS FARGO BANK, NATIONAL ASSOCIATION
By: ________________________
Authorized Signature

[Form of Reverse Side of Right Certificate]

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Right Certificate.)

FOR VALUE RECEIVED hereby sells, assigns and transfers unto (Please print name and address of transferee) this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

Dated: ,

Signature

Signature Medallion Guaranteed:

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

Signature

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to exercise the Right Certificate.)

To MGIC INVESTMENT CORPORATION:

The undersigned hereby irrevocably elects to exercise Rights represented by this Right Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

Please insert social security
or other identifying number

(Please print name and address)

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

(Please print name and address)

Dated: ,

Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States.

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

____
Signature

NOTICE

The signature in the foregoing Forms of Assignment and Election must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, the Company and the Rights Agent will deem the beneficial owner of the Rights evidenced by this Right Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and such Assignment or Election to Purchase will not be honored.

EXHIBIT B

MGIC INVESTMENT CORPORATION

SUMMARY OF RIGHTS TO PURCHASE
COMMON SHARES

On July 22, 1999, the Board of Directors (our "Board") of MGIC Investment Corporation (the "Company") entered into a rights agreement and declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, $1.00 par value (the "Common Shares"), of the Company. The dividend was payable on August 9, 1999 to the shareholders of record on that date (the "Record Date"). Our Board extended the term of and otherwise amended and restated that rights agreement on July 7, 2009 and July 25, 2012, and further amended it on March 4, 2013, in an effort to protect shareholder value by attempting to diminish the risk that the Company's ability to use its net operating losses ("NOLs") to reduce potential future federal income tax obligations may become substantially limited and by deterring certain abusive takeover practices.

We provide the following summary description of the Amended and Restated Rights Agreement (the "Rights Agreement") as made between the Company and Wells Fargo Bank, National Association, as the Rights Agent, on July 25, 2012, as amended on March 4, 2013. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed with the Securities and Exchange Commission as an exhibit to an amendment to a Registration Statement on Form 8-A dated on or about March 4, 2013. A copy of the Rights Agreement is available free of charge from our Company.

The Rights. The Rights will initially trade with, and will be inseparable from, the Common Shares. The Rights are evidenced only by certificates that represent Common Shares. New Rights will accompany any new Common Shares we issue until the Distribution Date described below or until the Rights are redeemed or the Rights Agreement expires.

Exercise Price. Each Right will allow its holder to purchase from our Company one-tenth of one Common Share for $14.00 per full Common Share (equivalent to $1.40 for each one-tenth of a Common Share), once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until the earlier of (1) 10 days after the public announcement, or the Board concluding, that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 5.0% or more of our outstanding Common Shares, subject to certain exceptions, or (2) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an "Acquiring Person."

We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the certificates for the Common Shares will also evidence the Rights, and any transfer of Common Shares will constitute a transfer of Rights. After that date, the Rights will separate from the Common Shares and be evidenced by book entry credits or by Rights certificates that we will mail to all eligible holders of Common Shares. Any Rights held by an Acquiring Person are void and may not be exercised.

Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $14.00, purchase Common Shares with a market value of $28.00, based on the market price of the Common Shares prior to such acquisition.

Expiration. The Rights will expire on August 1, 2015, subject to extension or earlier expiration of the Rights as provided under the Rights Agreement.

Redemption. Our Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our Common Shares.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding Common Shares, our Board may extinguish the Rights by exchanging one Common Share or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Common Shares, the number of Common Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Common Shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

EXHIBIT C

FORM OF REPRESENTATION AND REQUEST LETTER

This letter is delivered to the Company pursuant to Section 1(q)(i) of the Amended and Restated Rights Agreement (the "Agreement"), dated as of July 25, 2012 and as amended through the date hereof, by and between MGIC Investment Corporation, a Wisconsin corporation (the "Company"), and the Rights Agent named therein. Capitalized terms used, but not defined, in this letter (and the term "beneficial ownership") shall have the meanings given them under the Agreement.

By delivery of this letter, [Name] ("Investor") requests that the Company determine pursuant to Section 1(q)(ii) of the Agreement, based on this letter and any other information that the Company believes relevant (which, upon written request of the Company, Investor must provide if it desires to pursue this request), that beneficial ownership by Investor and its Affiliates and Associates of 5.0% or more of the outstanding Common Shares would not jeopardize or endanger the availability to the Company of the Tax Benefits (such determination, if affirmative, is referred to herein as the "Determination"). The representations, warranties, and covenants of Investor contained in this letter are being provided or made solely in connection with Investor's request that the Company make the Determination, thereby effectuating the exemption (the "Exemption") provided in Section 1(q) of the Agreement.

For purposes of this letter, the following terms shall have the meanings indicated:

(a) The "Applicable Period" means the period beginning with and including the date of this letter and ending at the earlier of (A) the time, if any, following the Determination at which the Exemption is no longer in effect, or (B) the time at which the Agreement is no longer effective.

(b) A specified Person has "Economic Ownership" of shares if such shares are treated, for purposes of Section 382 of the Code and the Treasury Regulations thereunder, as being owned by the specified Person (or by a Person or group of Persons to which the shares owned by the specified Person are attributed pursuant to Treasury Regulation Section 1.382-2T(h)).

(c) "Fund" means (A) an investment account that is not itself a Person and that is managed or advised by Investor or by an Affiliate or Associate of Investor, and (B) any Affiliate or Associate of Investor that is an investment fund.

(d) "Investor Group" refers collectively to Investor and its Affiliates and Associates (including ____________________), other than the Funds.

Investor makes the following representations, warranties, and covenants:

1. The aggregate number of Common Shares, the aggregate principal amount of 2063 Debentures, the aggregate principal amount of 2017 Notes and the aggregate principal amount of 2020 Notes beneficially owned by the Funds and by the Investor Group and Funds, collectively, are as follows:

	Number of Common Shares	**Aggregate Principal Amount of 2063 Debentures (a)**	**Aggregate Principal Amount of 2017 Notes (a)**	**Aggregate Principal Amount of 2020 Notes (a)**
Funds				
Investor Group and Funds, collectively				

[(a) Disclose in a footnote the dates of acquisition of all 2063 Debentures, 2017 Notes and 2020 Notes (as applicable) held and the aggregate principal amount acquired on each such date.]

2. Investor represents and warrants that the following statements are true and correct at the date of this letter, and that the statements in subparagraphs (b) and (c) below will also be true and correct at all times during the Applicable Period:

   (a) Neither the Investor Group nor any single Fund has Economic Ownership of more than 4.90%[1] of the total outstanding Common Shares.

   (b) With respect to any Common Shares owned by the Investor Group, no member of the Investor Group is acting as a member of a group that both (I) includes any Person other than another member of the Investor Group and (II) is treated as an "entity" under the second sentence of Treasury Regulation Section 1.382-3(a)(1)(i).

   (c) With respect to any Common Shares owned by a Fund, such Fund is not acting as a member of a group that is treated as an "entity" under the second sentence of Treasury Regulation Section 1.382-3(a)(1)(i).

3. Investor acknowledges, understands and agrees that, at all times during the Applicable Period, neither the Investor Group nor any Fund shall acquire (other than through a stock dividend, rights dividend, stock split or similar transaction effected by the Company) any Common Shares (or any interests in an entity that owns, directly or indirectly, any Common Shares) if, immediately after such acquisition, (i) the Investor Group or such Fund would have Economic Ownership of more than 4.99% of the total then-outstanding Common Shares, or (ii) to Investor's knowledge, any Person other than (x) a member of the Investor Group or (y) such Fund would have Economic Ownership of more than 4.99% of the total then-outstanding Common Shares (and would not have such level of Economic Ownership but for such acquisition by the Investor Group or such Fund).

Investor acknowledges and agrees that the accuracy of the foregoing representations and warranties and compliance with the foregoing covenants are a condition to the Exemption becoming effective and remaining in effect.

---

[1] In its sole discretion, the Company may accept a higher percentage not greater than 4.99%.

Sincerely,

[*Name of Investor*]

By: ______________________________
Name:
Title:


MGIC

MGIC Investment Corporation Annual Report

2012

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Financial Summary

	2010	2011	2012
Net loss ($ millions)	(363.7)	(485.9)	(927.1)
Diluted loss per share ($)	(2.06)	(2.42)	(4.59)



Shareholders' Equity
($ millions)
1,669
1,197
197
2010
2011
2012



New Primary Insurance Written
($ billions)
12.3
14.2
24.1
2010
2011
2012



Direct Primary Insurance in Force
($ billions)
191.3
172.9
162.1
2010
2011
2012



Direct Primary Risk in Force
($ billions)
49.0
44.5
41.7
2010
2011
2012



Investment Portfolio,
Including Cash and Cash Equivalents
($ millions)
8,762
6,819
5,258
2010
2011
2012



Revenue
($ millions)
1,521
1,504
1,378
2010
2011
2012

Fellow Shareholders



2012 was a year in which we experienced disappointing financial results but accomplished numerous operational goals which improved our position for future earnings. In addition, with the housing market finally showing signs of life, and the success of the capital raise discussed below, MGIC is in an excellent position to take advantage of the improving housing market.

New household formations, after averaging about 500,000 per year from 2008 through 2010, grew to 1.1 million in 2011 and 1.2 million in 2012. This is a key statistic for MGIC as new household formations often give rise to first time home buyers who typically lack the funds to afford a 20% down payment. Interest rates at near record low levels and the current level of home prices combine to make housing the most affordable it has been in decades. The housing market is very active: as of December 2012, there is only a four month supply of houses, down from a high of 12 months in 2010. National mortgage delinquency rates fell to 7.1% in the fourth quarter of 2012 from a high of 10.1% two years ago. And home prices rose, up 7.3% in 2012, which helped decrease the number of underwater mortgages to 6.6 million at December 31, 2012, down from 10.5 million a year ago. All of these factors bode well for MGIC.

In 2012, our industry continued to regain market share from the FHA and recently the FHA announced another price increase, which will be effective April 1, 2013. In fact, MGIC insurance is now a less expensive alternative to FHA at all FICO scores above 680. We estimate the private MI industry's market share at approximately 10% in the 4th quarter of 2012, up from approximately 6% a year ago. Within our industry, MGIC's reported market share was approximately 18% for the full year. We estimate that approximately 75% of the private mortgage insurance market in 2012 was comprised of the more profitable monthly premium plans and, within that segment, we estimate our market share was 21% in the fourth quarter of 2012. The $24 billion of new insurance we wrote in 2012 represents a 70% increase from 2011.

The new business written since mid-2008 now accounts for approximately 33% of our risk in force and we expect the business from the most troubled years (2005 through mid-2008) to be less than 50% of our primary risk in force by the end of 2013. This new business augments our existing claims paying ability as each $20 billion of new insurance we write is expected to add approximately $400 million of premiums in excess of losses over its estimated life. The profitability of the new business is perhaps best captured by the fact that after four years of seasoning, the 2009 book of business has an incurred loss ratio of approximately 13%, after three years of seasoning, the 2010 book of business has an incurred loss ratio of less than 6% and, after two years of seasoning, the 2011 book has an incurred loss ratio of approximately 3%. We are in a "golden age" of credit quality that I expect to continue for some time, given the changes made after the lessons learned from the books of business written at the peak of the market and the impact that the definition of "qualified mortgage" is expected to have in reinforcing future quality.

On the credit front, while the cure rate on delinquent mortgages did not recover as fast as we had expected, the number of new notices of delinquency decreased 21%, year over year. The primary delinquent inventory declined by 20% in 2012 and paid claims declined by 11%. During 2012, we approved mortgage modifications under the US Treasury's HARP program, enabling 59,000 borrowers (representing $11.2 billion of insurance in force) to lower their monthly payment obligation and improve their ability to continue making their mortgage payments. Since the inception of the program, approximately 11% of our primary insurance in force (nearly 100,000 borrowers with mortgage balances totaling $18.7 billion) has benefited from HARP or similar refinance programs and more than 98% of the related borrowers are current. Additionally, approximately 11% of the insurance in force has been modified through HAMP or other loan modification programs, thus helping these borrowers to avoid a foreclosure and MGIC avoid a claim payment.

Fellow Shareholders

In the fourth quarter of 2012, we booked the financial impact of the Freddie Mac dispute, which we settled, and the expected financial impact of the Countrywide dispute, which we have made substantial progress towards resolving. These contingencies were major overhangs to our company and our stock. I am delighted one is now behind us and, while there can never be any guaranty, the other is well on its way to resolution.

Finally, while not a 2012 event, I would be remiss if I did not mention the March 2013 concurrent offerings of common stock and convertible senior notes that raised net proceeds of more than $1.1 billion. We have already transferred $800 million of them to MGIC, thereby reducing its risk-to-capital ratio so that it is within regulatory requirements and further increasing its claims paying ability. The result is that we have strengthened MGIC's competitiveness to take advantage of the expanding opportunities in our industry. MGIC's long-established market presence, combined with its strong national sales and underwriting organizations, make us a formidable presence for our competition, particularly in the more profitable monthly premium segment of the market. The additional capital will also improve our holding company liquidity.

So in summary, our company is in an excellent position to participate in the improving housing market. And, unlike new entrants to our business, we are an established company with a tenured sales and underwriting organization. Returns on the monthly premium business are very strong and should continue to be so, given the outstanding credit quality of our recent new business. We believe that the capital and operating strategy that we have put in place positions our company well for a better future.

Thank you for your support.

Respectfully,



Curt S. Culver
Chairman and Chief Executive Officer

The factors discussed under "Risk Factors" following the "Management's Discussion and Analysis" in this Annual Report may cause actual results to differ materially from the results contemplated by forward looking statements made in the foregoing letter. Forward looking statements consist of statements which relate to matters other than historical fact, including matters that inherently refer to future events. Statements in the letter that include words such as "may," "could," "expect," "believe" or "will" or words of similar import, are forward looking statements.

Five-Year Summary of Financial Information

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Summary of Operations	(In thousands, except per share data)				
Revenues:					
Net premiums written	$ 1,017,832	$ 1,064,380	$ 1,101,795	$ 1,243,027	$ 1,466,047
Net premiums earned	$ 1,033,170	$ 1,123,835	$ 1,168,747	$ 1,302,341	$ 1,393,180
Investment income, net	121,640	201,270	247,253	304,678	308,517
Realized investment gains (losses), net, including net impairment losses	195,409	142,715	92,937	51,934	(12,486)
Other revenue	28,145	36,459	11,588	49,573	32,315
Total revenues	1,378,364	1,504,279	1,520,525	1,708,526	1,721,526
Losses and expenses:					
Losses incurred, net	2,067,253	1,714,707	1,607,541	3,379,444	3,071,501
Change in premium deficiency reserve	(61,036)	(44,150)	(51,347)	(261,150)	(756,505)
Underwriting and other expenses	201,447	214,750	225,142	239,612	271,314
Reinsurance fee	-	-	-	26,407	1,781
Interest expense	99,344	103,271	98,589	89,266	81,074
Total losses and expenses	2,307,008	1,988,578	1,879,925	3,473,579	2,669,165
Loss before tax and joint ventures	(928,644)	(484,299)	(359,400)	(1,765,053)	(947,639)
(Benefit from) provision for income taxes	(1,565)	1,593	4,335	(442,776)	(397,798)
Income from joint ventures, net of tax (1)	-	-	-	-	24,486
Net loss	$ (927,079)	$ (485,892)	$ (363,735)	$ (1,322,277)	$ (525,355)
Weighted average common shares outstanding	201,892	201,019	176,406	124,209	113,962
Diluted loss per share	$ (4.59)	$ (2.42)	$ (2.06)	$ (10.65)	$ (4.61)
Dividends per share	$ -	$ -	$ -	$ -	$ 0.075
Balance sheet data					
Total investments	$ 4,230,275	$ 5,823,647	$ 7,458,282	$ 7,254,465	$ 7,045,536
Cash and cash equivalents	1,027,625	995,799	1,304,154	1,185,739	1,097,334
Total assets	5,574,324	7,216,230	9,333,642	9,404,419	9,146,734
Loss reserves	4,056,843	4,557,512	5,884,171	6,704,990	4,775,552
Premium deficiency reserve	73,781	134,817	178,967	193,186	454,336
Short- and long-term debt	99,910	170,515	376,329	377,098	698,446
Convertible senior notes	345,000	345,000	345,000	-	-
Convertible junior debentures	379,609	344,422	315,626	291,785	272,465
Shareholders' equity	196,940	1,196,815	1,669,055	1,302,581	2,434,233
Book value per share	0.97	5.95	8.33	10.41	19.46

Five-Year Summary of Financial Information *(cont.)*

	Year Ended December 31,				
	2012	2011	2010	2009	2008
New primary insurance written ($ millions)	$ 24,125	$ 14,234	$ 12,257	$ 19,942	$ 48,230
New primary risk written ($ millions)	5,949	3,525	2,944	4,149	11,669
New pool risk written ($ millions)	-	-	-	4	145
Insurance in force (at year-end) ($ millions)					
Direct primary insurance	162,082	172,873	191,250	212,182	226,955
Direct primary risk	41,735	44,462	48,979	54,343	58,981
Direct pool risk					
With aggregate loss limits	439	674	1,154	1,478	1,752
Without aggregate loss limits	879	1,177	1,532	1,951	2,521
Primary loans in default ratios					
Policies in force	1,006,346	1,090,086	1,228,315	1,360,456	1,472,757
Loans in default	139,845	175,639	214,724	250,440	182,188
Percentage of loans in default	13.90%	16.11%	17.48%	18.41%	12.37%
Percentage of loans in default — bulk	32.10%	35.33%	37.36%	40.87%	32.64%
Insurance operating ratios (GAAP) (2)					
Loss ratio	200.1%	152.6%	137.5%	259.5%	220.4%
Underwriting expense ratio	15.2%	16.0%	16.3%	15.1%	14.2%
Combined ratio	215.3%	168.6%	153.8%	274.6%	234.6%
Risk-to-capital ratio (statutory)					
Mortgage Guaranty Insurance Corporation	44.7:1	20.3:1	19.8:1	19.4:1	12.9:1
MGIC Indemnity Corporation	1.2:1	-	-	-	-
Combined insurance companies	47.8:1	22.2:1	23.2:1	22.1:1	14.7:1

(1) For many years ending in 2008, we had a significant investment in a less than majority owned joint venture, Sherman Financial Group LLC, or "Sherman." In August 2008, we sold our entire interest in Sherman to Sherman. Beginning in the fourth quarter of 2008, our results of operations are no longer affected by any joint venture results.

(2) The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio is the ratio, expressed as a percentage, of the combined insurance operations underwriting expenses to net premiums written.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We have reproduced below the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" that appeared in our Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on March 1, 2013. Except for various cross-references, we have not changed what appears below from what was in our Form 10-K. As a result, the Management's Discussion and Analysis and Risk Factors are not updated to reflect any events or changes in circumstances that have occurred since our Annual Report on Form 10-K was filed with the SEC. Our Risk Factors are an integral part of Management's Discussion and Analysis and appear immediately after it.

Overview

Through our subsidiaries Mortgage Guaranty Insurance Corporation ("MGIC") and MGIC Indemnity Corporation ("MIC"), we are the largest private mortgage insurer in the United States, as measured by $162.1 billion of primary insurance in force at December 31, 2012. For our rank based on new insurance written in 2012, see Item 1, "Our Products and Services—Sales and Marketing and Competition" in our Annual Report on Form 10-K for the year ended December 31, 2012.

As used below, "we" and "our" refer to MGIC Investment Corporation's consolidated operations. In the discussion below, we classify, in accordance with industry practice, as "full documentation" loans approved by GSE and other automated underwriting systems under "doc waiver" programs that do not require verification of borrower income. For additional information about such loans, see footnote (3) to the composition of primary default inventory table under "Results of Consolidated Operations—Losses—Losses Incurred" below. The discussion of our business in this document generally does not apply to our Australian operations which have historically been immaterial. The results of our operations in Australia are included in the consolidated results disclosed. For additional information about our Australian operations, see our risk factor titled "Our Australian operations may suffer significant losses" below and "Overview—Australia" below.

Forward Looking and Other Statements

As discussed under "Forward Looking Statements and Risk Factors" in this Annual Report, actual results may differ materially from the results contemplated by forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. Therefore no reader of this document should rely on these statements being current as of any time other than the time at which this document was filed with the Securities and Exchange Commission.

Outlook

At this time, we are facing the following particularly significant challenges:

- Whether we may continue to write insurance on new residential mortgage loans due to actions our regulators or the GSEs could take based upon our capital position or based upon their projections of future deterioration in our capital position. This challenge is discussed under "Capital" below.

- Whether private mortgage insurance will remain a significant credit enhancement alternative for low down payment single family mortgages. A definition of "qualified residential mortgages" ("QRM") that significantly impacts the volume of low down payment mortgages available to be insured or a possible restructuring or change in the charters of the GSEs could significantly affect our business. If final rules implementing Basel III do not consider mortgage insurance when calculating a loan's risk weighting, the incentive for banking organizations to purchase mortgage insurance for loans held for investment may be reduced. For additional information about this challenge, see "Qualified Residential Mortgages" and "GSE Reform" below and our risk factor titled "The implementation of the Basel III capital accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance" below.

Capital

Insurance regulators

The insurance laws of 16 jurisdictions, including Wisconsin, our domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the "Capital Requirements." New insurance written in the jurisdictions that have Capital Requirements represented approximately 50% of new insurance written in 2011 and 2012. While formulations of minimum capital vary among jurisdictions, the most common formulation allows for a maximum risk-to-capital ratio of 25 to 1.

At December 31, 2012, MGIC's risk-to-capital ratio was 44.7 to 1, exceeding the maximum allowed by many jurisdictions. We expect MGIC's risk-to-capital ratio to increase above its December 31, 2012 level. At December 31, 2012, the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 47.8 to 1.

Although MGIC does not meet the Capital Requirements of Wisconsin, the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") has waived them until December 31, 2013. In place of the Capital Requirements, the OCI Order containing the waiver of Capital Requirements (the "OCI Order") provides that MGIC can write new business as long as it maintains regulatory capital that the OCI determines is reasonably in excess of a level that would constitute a financially hazardous condition. See Note 1 – "Nature of Business – Capital" to our consolidated financial statements for a description of the OCI Order and other state waivers of capital requirements.

MGIC's failure to meet the Capital Requirements to insure new business does not necessarily mean that MGIC does not have sufficient resources to pay claims on its insurance liabilities. While we believe that MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force on a timely basis, we cannot assure you that the events that led to MGIC failing to meet Capital Requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC's claims paying resources and claim obligations are based on various assumptions. These assumptions include the timing of the receipt of claims on loans in our delinquency inventory and future claims that we anticipate will ultimately be received, our anticipated rescission activity, premiums, housing values and unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management.

As part of our longstanding plan to write new business in MIC, a direct subsidiary of MGIC, MGIC has made capital contributions to MIC. As of December 31, 2012, MIC had statutory capital of $448 million. In the third quarter of 2012, we began writing new mortgage insurance in MIC on the same policy terms as MGIC, in those jurisdictions where we did not have active waivers of Capital Requirements for MGIC. We project MIC can write 100% of our new insurance for at least five years if MGIC is unable to write new business. This projection is based on the 18:1 risk-to-capital limitation prescribed by Freddie Mac's approval of MIC and assumes the mix and level of new insurance written in the future would be the same as we wrote in 2012. It also assumes MIC's eligibility would extend throughout this period. Approximately 19% of new insurance written in 2011 and 2012 was from jurisdictions in which MIC is currently writing business. If we had to write substantially more of our business in MIC and our levels of new insurance written were to increase materially, MIC may require additional capital to stay below Freddie Mac's prescribed risk-to-capital limit or a waiver of Freddie Mac's risk-to-capital limitation may be required. See Note 1 – "Nature of Business – Capital" to our consolidated financial statements for a discussion of our approvals from the GSEs to utilize MIC.

GSEs

The GSEs have approved MGIC as an eligible mortgage insurer, under remediation plans, even though our insurer financial strength (IFS) rating is below the published GSE minimum. The GSEs may change the requirements under our remediation plans or fail to renew, when they expire, their approvals of MIC as an eligible insurer. These possibilities could result from changes imposed on the GSEs by their regulator or due to an actual or GSE-projected deterioration in our capital position. For additional information about this challenge see our risk factors titled "We may not continue to meet the GSEs' mortgage insurer eligibility requirements," "Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis" and "We have reported losses for the last five years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability" below.

Qualified Residential Mortgages

The financial reform legislation that was passed in July 2010 (the "Dodd-Frank Act" or "Dodd-Frank") requires a securitizer to retain at least 5% of the risk associated with mortgage loans that are securitized, and in some cases the retained risk may be allocated between the securitizer and the lender that originated the loan. This risk retention requirement does not apply to mortgage loans that are Qualified Residential Mortgages ("QRMs") or that are insured by the FHA or another federal agency. In March 2011, federal regulators requested public comments on a proposed risk retention rule that includes a definition of QRM. The proposed definition of QRM contains many underwriting requirements, including a maximum loan-to-value ratio ("LTV") of 80% on a home purchase transaction, a prohibition on seller contributions toward a borrower's down payment or closing costs, and certain limits on a borrower's debt-to-income ratio. The LTV is to be calculated without including mortgage insurance. None of our new risk written in 2012 was on loans that qualify as QRMs under the March 2011 proposed rules.

The regulators also requested public comments regarding an alternative QRM definition, the underwriting requirements of which would allow loans with a maximum LTV of 90% and higher debt-to-income ratios than allowed under the proposed QRM definition, and that may consider mortgage insurance in determining whether the LTV requirement is met. We estimate that approximately 22% of our new risk written in 2012 was on loans that would have met the alternative QRM definition. The regulators also requested that the public comments include information that may be used to assess whether mortgage insurance reduces the risk of default. We submitted a comment letter, including studies to the effect that mortgage insurance reduces the risk of default. Under the proposed rule, because of the capital support provided by the U.S. Government, the GSEs satisfy the Dodd-Frank risk-retention requirements while they are in conservatorship. Therefore, under the proposed rule, lenders that originate loans that are sold to the GSEs while they are in conservatorship would not be required to retain risk associated with those loans. The public comment period for the proposed rule expired on August 1, 2011. At this time we do not know when a final rule will be issued, although it was not expected that the final QRM rule would be issued until the final rule defining Qualified Mortgages (QMs) (discussed below) was issued. The Consumer Financial Protection Bureau ("CFPB") issued the final QM rule on January 10, 2013.

Depending on, among other things, (a) the final definition of QRM and its requirements for LTV, seller contributions and debt-to-income ratio, (b) to what extent, if any, the presence of mortgage insurance would allow for a higher LTV in the definition of QRM, and (c) whether lenders choose mortgage insurance for non-QRM loans, the amount of new insurance that we write may be materially adversely affected. For other factors that could decrease the demand for mortgage insurance, see our risk factors titled "If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues" and "The implementation of the Basel III capital accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance" below.

As noted above, on January 10, 2013, the CFPB issued the final rule defining QM, in order to implement laws requiring lenders to consider a borrower's ability to repay a home loan before extending credit. The QM rule, which becomes effective in January 2014, prohibits loans with certain features, such as negative amortization, points and fees in excess of 3% of the loan amount, and terms exceeding 30 years, from being considered QMs. The rule also establishes general underwriting criteria for QMs including that a borrower have a total debt-to-income ratio of less than or equal to 43%. The rule provides a temporary category of QMs that have more flexible underwriting requirements so long as they satisfy the general product feature requirements of QMs and so long as they meet the underwriting requirements of the GSEs or those of the U.S. Department of Housing and Urban Development, Department of Veterans Affairs or Rural Housing Service (collectively, "Other Federal Agencies"). The temporary category of QMs that meet the underwriting requirements of the GSEs or the Other Federal Agencies will phase out when the GSEs or the Other Federal Agencies issue their own qualified mortgage rules, if the GSEs' conservatorship ends, and in any case after seven years. We expect that most lenders will be reluctant to make loans that do not qualify as QMs because they will not be entitled to the presumptions about compliance with the ability-to-pay requirements. Given the credit characteristics presented to us, we estimate that 99% of our new risk written in 2012 was for mortgages that would have met the QM definition and 91% of our new risk written in 2012 was for mortgages that would have met the QM definition even without the temporary category allowed for mortgages that meet the GSEs' underwriting requirements. In making these estimates, we have not considered the limitation on points and fees because the information is not available to us. We do not believe such limitation would materially affect the percentage of our new risk written meeting the QM definition. The QM rule is scheduled to become effective in January 2014.

GSE Reform

The FHFA is the conservator of the GSEs and has the authority to control and direct their operations. The increased role that the federal government has assumed in the residential mortgage market through the GSE conservatorship may increase the likelihood that the business practices of the GSEs change in ways that have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. The Dodd-Frank Act required the U.S. Department of the Treasury to report its recommendations regarding options for ending the conservatorship of the GSEs. This report was released in February 2011 and while it does not provide any definitive timeline for GSE reform, it does recommend using a combination of federal housing policy changes to wind down the GSEs, shrink the government's footprint in housing finance, and help bring private capital back to the mortgage market. In 2012, Members of Congress introduced several bills intended to scale back the GSEs, however, no legislation was enacted. As a result of the matters referred to above, it is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact on our business is uncertain. Most meaningful changes would require Congressional action to implement and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.

Loan Modification and Other Similar Programs

Beginning in the fourth quarter of 2008, the federal government, including through the Federal Deposit Insurance Corporation and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. During 2010, 2011 and 2012, we were notified of modifications that cured delinquencies that had they become paid claims would have resulted in approximately $3.2 billion, $1.8 billion and $1.2 billion, respectively, of estimated claim payments. As noted below, we cannot predict with a high degree of confidence what the ultimate re-default rate on these modifications will be. Although the recent re-default rate has been lower, for internal reporting purposes, we assume approximately 50% of these modifications will ultimately re-default, and those re-defaults may result in future claim payments. Because modifications cure the defaults with respect to the previously defaulted loans, our loss reserves do not account for potential re-defaults unless at the time the reserve is established, the re-default has already occurred. Based on information that is provided to us, most of the modifications resulted in reduced payments from interest rate and/or amortization period adjustments; less than 5% resulted in principal forgiveness.

One loan modification program is the Home Affordable Modification Program ("HAMP"). Some of HAMP's eligibility criteria relate to the borrower's current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP's three month "trial modification" period for the loan to be reported to us as a cured delinquency.

We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP. We are aware of approximately 9,300 loans in our primary delinquent inventory at December 31, 2012 for which the HAMP trial period has begun and which trial periods have not been reported to us as completed or cancelled. Through December 31, 2012 approximately 44,400 delinquent primary loans have cured their delinquency after entering HAMP and are not in default. In 2011 and 2012, approximately 18% and 17%, respectively, of our primary cures were the result of a modification, with HAMP accounting for approximately 70% of those modifications in each year. By comparison, in 2010, approximately 27% of our primary cures were the result of a modification, with HAMP accounting for approximately 60% of those modifications. We believe that we have realized the majority of the benefits from HAMP because the number of loans insured by us that we are aware are entering HAMP trial modification periods has decreased significantly since 2010. Recent announcements by the U.S. Treasury have extended the end date of the HAMP program through 2013, expanded the eligibility criteria of HAMP and increased lenders' incentives to modify loans through principal forgiveness. Approximately 66% of the loans in our primary delinquent inventory are guaranteed by the GSEs. The GSEs have informed us that they already use expanded criteria (beyond the HAMP guidelines) for determining eligibility for loan modification and currently do not offer principal forgiveness. Therefore, we currently expect new loan modifications will continue to only modestly mitigate our losses in 2013.

In 2009, the GSEs began offering the Home Affordable Refinance Program ("HARP"). HARP allows borrowers who are not delinquent but who may not otherwise be able to refinance their loans under the current GSE underwriting standards, to refinance their loans. We allow the HARP refinances on loans that we insure, regardless of whether the loan meets our current underwriting standards, and we account for the refinance as a loan modification (even where there is a new lender) rather than new insurance written. To incent lenders to allow more current borrowers to refinance their loans, in October 2011, the GSEs and their regulator, FHFA, announced an expansion of HARP. The expansion includes, among other changes, releasing certain representations in certain circumstances benefitting the GSEs. We have agreed to allow these additional HARP refinances, including releasing the insured in certain circumstances from certain rescission rights we would have under our policy. While an expansion of HARP may result in fewer delinquent loans and claims in the future, our ability to rescind coverage will be limited in certain circumstances. We are unable to predict what net impact these changes may have on our incurred or paid losses. Approximately 11% of our primary insurance in force has benefitted from HARP and is still in force.

The effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a portion of a borrower's mortgage loan balance to be reduced in bankruptcy and if the borrower re-defaults after such reduction, then the amount we would be responsible to cover would be calculated after adding back the reduction. Unless a lender has obtained our prior approval, if a borrower's mortgage loan balance is reduced outside the bankruptcy context, including in association with a loan modification, and if the borrower re-defaults after such reduction, then under the terms of our policy the amount we would be responsible to cover would be calculated net of the reduction.

Eligibility under certain loan modification programs can also adversely affect us by creating an incentive for borrowers who are able to make their mortgage payments to become delinquent in an attempt to obtain the benefits of a modification. New notices of delinquency increase our incurred losses.

In response to the significant increase in the number of foreclosures that began in 2009, various government entities and private parties have from time to time enacted foreclosure (or equivalent) moratoriums and suspensions (which we collectively refer to as moratoriums). In October 2010, a number of mortgage servicers temporarily halted some or all of the foreclosures they were processing after discovering deficiencies in their foreclosure processes and those of their service providers. In response to the deficiencies, some states changed their foreclosure laws to require additional review and verification of the accuracy of foreclosure filings. Some states also added requirements to the foreclosure process, including mediation processes and requirements to file new affidavits. Certain state courts have issued rulings calling into question the validity of some existing foreclosure practices. These actions halted or significantly delayed foreclosures. Furthermore five of the nation's largest mortgage servicers agreed to implement new servicing and foreclosure practices as part of a settlement announced in February 2012, with the federal government and the attorneys general of 49 states.

Past moratoriums or delays were designed to afford time to determine whether loans could be modified and did not stop the accrual of interest or affect other expenses on a loan, and we cannot predict whether any future moratorium or lengthened timeframes would do so. Therefore, unless a loan is cured during a moratorium or delay, at the completion of a foreclosure, additional interest and expenses may be due to the lender from the borrower. In some circumstances, our paid claim amount may include some additional interest and expenses. For moratoriums or delays resulting from investigations into servicers and other parties' actions in foreclosure proceedings, our willingness to pay additional interest and expenses may be different, subject to the terms of our mortgage insurance policies. The various moratoriums and extended timeframes may temporarily delay our receipt of claims and may increase the length of time a loan remains in our delinquent loan inventory.

We do not know what effect improprieties that may have occurred in a particular foreclosure have on the validity of that foreclosure, once it was completed and the property transferred to the lender. Under our policy, in general, completion of a foreclosure is a condition precedent to the filing of a claim. Beginning in 2011 and from time to time, various courts have ruled that servicers did not provide sufficient evidence that they were the holders of the mortgages and therefore they lacked authority to foreclose. Some courts in other jurisdictions have considered similar issues and reached similar conclusions, but other courts have reached different conclusions. These decisions have not had a direct impact on our claims processes or rescissions.

Factors Affecting Our Results

Our results of operations are affected by:

- Premiums written and earned

  Premiums written and earned in a year are influenced by:

  - New insurance written, which increases insurance in force, and is the aggregate principal amount of the mortgages that are insured during a period. Many factors affect new insurance written, including the volume of low down payment home mortgage originations and competition to provide credit enhancement on those mortgages, including competition from the FHA, other mortgage insurers, GSE programs that may reduce or eliminate the demand for mortgage insurance and other alternatives to mortgage insurance. In addition, new insurance written can be influenced by a lender's assessment of the financial strength of our insurance operations. New insurance written does not include loans previously insured by us which are modified, such as loans modified under the Home Affordable Refinance Program.

  - Cancellations, which reduce insurance in force. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book. Refinancings are also affected by current home values compared to values when the loans in the in force book became insured and the terms on which mortgage credit is available. Cancellations also include rescissions, which require us to return any premiums received related to the rescinded policy, and policies cancelled due to claim payment, which require us to return any premium received from the date of default. Finally, cancellations are affected by home price appreciation, which can give homeowners the right to cancel the mortgage insurance on their loans.

  - Premium rates, which are affected by the risk characteristics of the loans insured and the percentage of coverage on the loans.

  - Premiums ceded to reinsurance subsidiaries of certain mortgage lenders ("captives") and risk sharing arrangements with the GSEs.

Premiums are generated by the insurance that is in force during all or a portion of the period. A change in the average insurance in force in the current period compared to an earlier period is a factor that will increase (when the average in force is higher) or reduce (when it is lower) premiums written and earned in the current period, although this effect may be enhanced (or mitigated) by differences in the average premium rate between the two periods as well as by premiums that are returned or expected to be returned in connection with claim payments and rescissions, and premiums ceded to captives or the GSEs. Also, new insurance written and cancellations during a period will generally have a greater effect on premiums written and earned in subsequent periods than in the period in which these events occur.

- Investment income

Our investment portfolio is comprised almost entirely of investment grade fixed income securities. The principal factors that influence investment income are the size of the portfolio and its yield. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of the investment portfolio is mainly a function of cash generated from (or used in) operations, such as net premiums received, investment earnings, net claim payments and expenses, less cash provided by (or used for) non-operating activities, such as debt or stock issuances or repurchases or dividend payments. Realized gains and losses are a function of the difference between the amount received on the sale of a security and the security's amortized cost, as well as any "other than temporary" impairments recognized in earnings. The amount received on the sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

- Losses incurred

Losses incurred are the current expense that reflects estimated payments that will ultimately be made as a result of delinquencies on insured loans. As explained under "Critical Accounting Policies" below, except in the case of a premium deficiency reserve, we recognize an estimate of this expense only for delinquent loans. Losses incurred are generally affected by:

- The state of the economy, including unemployment and housing values, each of which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency. The level of new delinquencies has historically followed a seasonal pattern, with new delinquencies in the first part of the year lower than new delinquencies in the latter part of the year, though this pattern can be affected by the state of the economy and local housing markets.

- The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.

- The size of loans insured, with higher average loan amounts tending to increase losses incurred.

- The percentage of coverage on insured loans, with deeper average coverage tending to increase incurred losses.

- Changes in housing values, which affect our ability to mitigate our losses through sales of properties with delinquent mortgages as well as borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance.

- The rate at which we rescind policies. Our estimated loss reserves reflect mitigation from rescissions of policies and denials of claims. We collectively refer to such rescissions and denials as "rescissions" and variations of this term.

- The distribution of claims over the life of a book. Historically, the first two years after loans are originated are a period of relatively low claims, with claims increasing substantially for several years subsequent and then declining, although persistency (percentage of insurance remaining in force from one year prior), the condition of the economy, including unemployment and housing prices, and other factors can affect this pattern. For example, a weak economy or housing price declines can lead to claims from older books increasing, continuing at stable levels or experiencing a lower rate of decline. See further information under "Mortgage Insurance Earnings and Cash Flow Cycle" below.

- Changes in premium deficiency reserve

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserve has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

- Underwriting and other expenses

The majority of our operating expenses are fixed, with some variability due to contract underwriting volume. Contract underwriting generates fee income included in "Other revenue."

- Interest expense

Interest expense reflects the interest associated with our outstanding debt obligations. The principal amount of our long-term debt obligations at December 31, 2012 is comprised of $100.1 million of 5.375% Senior Notes due in November 2015, $345 million of 5% Convertible Senior Notes due in 2017 and $389.5 million of 9% Convertible Junior Subordinated Debentures due in 2063 (interest on these debentures accrues and compounds even if we defer the payment of interest), as discussed in Note 3 – "Debt" to our consolidated financial statements and under "Liquidity and Capital Resources" below. At December 31, 2012, the convertible debentures are reflected as a liability on our consolidated balance sheet at the current amortized value of $379.6 million, with the unamortized discount reflected in equity.

Mortgage Insurance Earnings and Cash Flow Cycle

In our industry, a "book" is the group of loans insured in a particular calendar year. In general, the majority of any underwriting profit (premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year following the year the book was written. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results typically occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments), and increasing losses.

Australia

We began international operations in Australia, where we started to write business in June 2007. Since 2008, we are no longer writing new business in Australia and we have reduced our headcount. At December 31, 2012 our equity value in our Australian operations was approximately $150 million and our risk in force in Australia was approximately $0.7 billion. In Australia, mortgage insurance is a single premium product that covers the entire loan balance. As a result, our Australian risk in force represents the entire amount of the loans that we have insured. However, the mortgage insurance we provide only covers the unpaid loan balance after the sale of the underlying property.

Summary of 2012 Results

Our results of operations for 2012 were principally affected by the factors referred to below.

- Net premiums written and earned

Net premiums written and earned during 2012 decreased when compared to 2011. The decrease was due to our lower average insurance in force as well as an increase in return premium on claims paid, somewhat offset by a decrease in premiums ceded to captives and a decrease in return premium due to a lower amount of rescissions.

- Investment income

Investment income in 2012 was lower when compared to 2011 due to a decrease in our average invested assets as we continue to meet our claim obligations, as well as a decrease in our average investment yield.

- Realized gains (losses) and other-than-temporary impairments

Net realized gains for 2012 included $197.7 million in net realized gains on the sale of fixed income investments, slightly offset by $2.3 million in other-than-temporary impairment ("OTTI") losses. Net realized gains for 2011 included $143.4 million in net realized gains on the sale of fixed income investments, slightly offset by $0.7 million in OTTI losses. The gross unrealized gains on our investment portfolio were $46.8 million at December 31, 2012.

- Other revenue

Other revenue for 2012 decreased compared to 2011 primarily due to a decrease in gains on the repurchase of Senior Notes, slightly offset by an increase in contract underwriting fees. We recognized gains of $17.8 million on repurchases in 2012, compared to gains of $27.7 million in 2011.

- Losses incurred

Losses incurred for 2012 increased compared to 2011 primarily due to a $267.5 million settlement related to the Freddie Mac pool policy, approximately $100 million for probable rescission settlement agreements, and a larger increase in the claim rate as a result of lower cure rate trends, partially offset by a decrease in estimated severity. The primary default inventory decreased by 35,794 delinquencies in 2012, compared to a decrease of 39,085 in 2011. See Note 20 – "Litigation and Contingencies" to our consolidated financial statements for a discussion of our settlement with Freddie Mac as well as our probable settlement agreements.

- Change in premium deficiency reserve

During 2012 the premium deficiency reserve on Wall Street bulk transactions declined by $61 million from $135 million, as of December 31, 2011, to $74 million as of December 31, 2012. The decrease in the premium deficiency reserve represents the net result of actual premiums, losses and expenses as well as a change in net assumptions for the period. The change in net assumptions for 2012 is primarily related to higher estimated ultimate losses. The $74 million premium deficiency reserve as of December 31, 2012 reflects the present value of expected future losses and expenses that exceeds the present value of expected future premiums and already established loss reserves.

- Underwriting and other expenses

Underwriting and other expenses for 2012 decreased when compared to 2011. The decrease primarily reflects our reduction in headcount.

- Interest expense

Interest expense for 2012 decreased when compared to 2011. The decrease is primarily due to lower interest on our Senior Notes due to repayments and repurchases, partially offset by an increase in amortization on our junior debentures.

- Benefit from income taxes

The effective tax rate benefit on our pre-tax loss was (0.2%) in 2012, compared to the effective tax rate provision of 0.3% in 2011. During those periods, the benefit from income taxes was eliminated or reduced by the recognition of a valuation allowance.

Results of Consolidated Operations

New insurance written

The amount of our primary new insurance written during the years ended December 31, 2012, 2011 and 2010 was as follows:

	2012	2011	2010
Total Primary NIW (In billions)	$ 24.1	$ 14.2	$ 12.3
Refinance volume as a % of primary NIW	36%	29%	32%

The increase in new insurance written in 2012, compared to 2011, was partially due to larger origination volume as well as a modest increase in the private mortgage insurance industry's market share. Our industry continues to regain market share from the FHA but the pace of that recovery is slower than we expected given the continued differences in underwriting guidelines, loan level price adjustments by the GSEs and the secondary market benefits associated with government insured loans versus loans insured by the private sector. The increase in new insurance written in 2011, compared to 2010, was partially due to a modest increase in the private mortgage insurance industry market share.

As discussed in Note 1 – "Nature of Business-Capital" to our consolidated financial statements, PMI and RMIC ceased writing business in 2011. Based on public disclosures, these competitors approximated slightly more than 20% of the private mortgage insurance industry volume in the first half of 2011. Most of the market share of these two former competitors has gone to other mortgage insurers and not to us because, among other reasons, some competitors have materially lower premiums than we do on single premium policies, one of these competitors also uses a risk weighted pricing model that typically results in lower premiums than we charge on certain loans and several of these competitors have streamlined their underwriting to be closely aligned with that of the GSEs. We continuously monitor the competitive landscape and make adjustments to our pricing and underwriting guidelines as warranted.

The FHA substantially increased its market share beginning in 2008, and beginning in 2011, that market share began to gradually decline. We believe that the FHA's market share increased, in part, because private mortgage insurers tightened their underwriting guidelines (which led to increased utilization of the FHA's programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). In addition, federal legislation and programs provided the FHA with greater flexibility in establishing new products and increased the FHA's competitive position against private mortgage insurers. We believe that the FHA's current premium pricing, when compared to our current credit-tiered premium pricing (and considering the effects of GSE pricing changes), has allowed us to be more competitive with the FHA than in the recent past for loans with high FICO credit scores. We cannot predict, however, the FHA's share of new insurance written in the future due to, among other factors, different loan eligibility terms between the FHA and the GSEs; future increases in guarantee fees charged by the GSEs; changes to the FHA's annual premiums; and the total profitability that may be realized by mortgage lenders from securitizing loans through Ginnie Mae when compared to securitizing loans through Fannie Mae or Freddie Mac. Our level of new insurance written could also be affected by other items, including those noted in our Risk Factors below.

From time to time, in response to market conditions, we change the types of loans that we insure and the guidelines under which we insure them. In addition, we make exceptions to our underwriting guidelines on a loan-by-loan basis and for certain customer programs. Together, the number of loans for which exceptions were made accounted for fewer than 5% of the loans we insured in 2011 and fewer than 2% of the loans we insured in 2012. A large percentage of the exceptions were made for loans with debt-to-income ratios slightly above our guidelines or financial reserves slightly below our guidelines. While the debt-to-income ratio contained in our guidelines exceeds the general requirements of the QM definition, it is within the underwriting guidelines of the GSEs. The rule containing the QM definition provides a temporary category of QMs that have more flexible underwriting requirements so long as they satisfy the general product feature requirements of QMs and so long as they meet the underwriting requirements of certain agencies, including the GSEs. For more information, see our risk factor titled "The amount of insurance we write could be adversely affected if the definition of Qualified Residential Mortgage results in a reduction of the number of low down payment loans available to be insured or if lenders and investors select alternatives to private mortgage insurance" below. Beginning in September 2009, we have made changes to our underwriting guidelines that have allowed certain loans to be eligible for insurance that were not eligible prior to those changes and we expect to continue to make changes in appropriate circumstances in the future. As noted in our risk factor titled "Competition or changes in our relationships with our customers could reduce our revenues or increase our losses," below, in the first quarter of 2012, we made changes to streamline our underwriting guidelines and lowered our premium rates on loans with credit scores of 760 or higher. Our underwriting guidelines are available on our website at http://www.mgic.com/underwriting/index.html

During the second quarter of 2012, we began writing a portion of our new insurance under an endorsement to our master policy (the "Gold Cert Endorsement"). If a borrower makes payments for three years, our Gold Cert Endorsement limits our ability to rescind coverage except under certain circumstances, including where we prove the lender had knowledge of inaccurate information in the loan file. In addition, our Gold Cert Endorsement limits our ability to rescind on loans for which the borrower makes payments on time for one year with his own funds, if we are provided with certain documents shortly after we insure the loan and we fail to discover that the loan was ineligible for our insurance. We believe the limitations on our rights to rescind coverage under the Gold Cert Endorsement will materially reduce rescissions on such loans. Currently, less than 3% of our insurance in force was written under our Gold Cert Endorsement. However, we estimate that approximately 33% of our new insurance written in the fourth quarter of 2012, and 41% of our new insurance written in December 2012, was written under this endorsement.

The endorsement is filed as Exhibit 99.7 to our quarterly report on Form 10-Q for the quarter ended March 31, 2012 (filed with the SEC on May 10, 2012). Availability of the endorsement is subject to approval in specified jurisdictions. We expect that eventually a significant portion of our new insurance written will have rescission terms equivalent to those in this endorsement. Our level of new insurance written could also be affected by other items, including those noted in our Risk Factors below.

Cancellations, insurance in force and risk in force

New insurance written and cancellations of primary insurance in force during the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
		(In billions)	
NIW	$ 24.1	$ 14.2	$ 12.3
Cancellations	(34.9)	(32.6)	(33.2)
Change in primary insurance in force	$ (10.8)	$ (18.4)	$ (20.9)
Direct primary insurance in force as of December 31,	$ 162.1	$ 172.9	$ 191.3
Direct primary risk in force as of December 31,	$ 41.7	$ 44.5	$ 49.0

Cancellation activity has historically been affected by the level of mortgage interest rates and the level of home price appreciation. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction. Cancellations also include rescissions and policies cancelled due to claim payment. Since 2009, cancellations due to rescissions and claim payments have comprised a significant amount of our cancellations.

Our persistency rate was 79.8% at December 31, 2012 compared to 82.9% at December 31, 2011 and 84.4% at December 31, 2010. These persistency rates reflect the more restrictive credit policies of lenders (which make it more difficult for homeowners to refinance loans), as well as declines in housing values. During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003.

Bulk transactions

We ceased writing Wall Street bulk business in the fourth quarter of 2007. In addition, we wrote no new business through the bulk channel since the second quarter of 2008. We expect the volume of any future business written through the bulk channel will be insignificant. Wall Street bulk transactions, as of December 31, 2012, included approximately 70,000 loans with insurance in force of approximately $10.7 billion and risk in force of approximately $3.2 billion, which is approximately 72% of our bulk risk in force.

In bulk transactions, the individual loans in the insured portfolio are generally insured to specified levels of coverage. Some of our bulk transactions (approximately 5% of our bulk risk in force) contain aggregate loss limits on the insured portfolio. If claim payments associated with a specific bulk portfolio reach the aggregate loss limit, the remaining insurance in force within the deal may be cancelled and any remaining defaults under the deal are removed from our default inventory.

Pool insurance

We are currently not issuing new commitments for pool insurance and expect that the volume of any future pool business will be insignificant.

Our direct pool risk in force was $1.3 billion ($0.4 billion on pool policies with aggregate loss limits and $0.9 billion on pool policies without aggregate loss limits) at December 31, 2012 compared to $1.9 billion ($0.7 billion on pool policies with aggregate loss limits and $1.2 billion on pool policies without aggregate loss limits) at December 31, 2011. If claim payments associated with a specific pool reach the aggregate loss limit the remaining insurance in force within the pool would be cancelled and any remaining defaults under the pool are removed from our default inventory.

See Note 20 – "Litigation and Contingencies" for discussions regarding our settlement of the pool insurance dispute with Freddie Mac.

Net premiums written and earned

Net premiums written and earned during 2012 decreased when compared to 2011. The decrease was due to our lower average insurance in force as well as an increase in return premium on claims paid, somewhat offset by a decrease in premiums ceded to captives and a decrease in return premium due to a lower amount of rescissions.

Net premiums written and earned during 2011 decreased when compared to 2010. The decrease was due to our lower average insurance in force, somewhat offset by lower levels of premium refunds related to rescissions and the continued decline of premiums ceded to captives.

We expect our average insurance in force to continue to decline in 2013 because our expected new insurance written levels are not expected to exceed our cancellation activity. We expect our premium yields (net premiums written or earned, expressed on an annual basis, divided by the average insurance in force) for 2013 to decline slightly from the level experienced during 2012.

Risk sharing arrangements

For the year ended December 31, 2012, approximately 4% of our flow new insurance written was subject to arrangements with captives, compared to 5% for the year ended December 31, 2011. We expect the percentage of new insurance written subject to risk sharing arrangements to also approximate 4% in 2013.

Effective January 1, 2009, we are no longer ceding new business under excess of loss reinsurance treaties with lender captive reinsurers. Loans reinsured through December 31, 2008 under excess of loss agreements will run off pursuant to the terms of the particular captive arrangement. New business will continue to be ceded under quota share reinsurance arrangements, limited to a 25% cede rate. Beginning in 2009, many of our captive arrangements have either been terminated or placed into run-off. See Note 11 – "Reinsurance" to our consolidated financial statements for a description of these risk sharing arrangements and the related reinsurance recoverables.

We anticipate that our ceded premiums related to risk sharing agreements will continue to decline in 2013 for the reasons discussed above.

In 2012 the captive arrangements reduced our losses incurred by approximately $56 million, compared to a $65 million captive reduction in 2011. We anticipate that the reduction in losses incurred will continue to be lower in 2013, as some of our captive arrangements were terminated in 2011 and 2012 and many of the active captives have reached, or will reach in 2013, their maximum potential liability under the terms of the contracts. See our risk factor titled "We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future" below for a discussion of requests or subpoenas for information regarding captive mortgage reinsurance arrangements.

Investment income

Investment income in 2012 was lower when compared to 2011 due to a decrease in our average invested assets as we continue to meet our claim obligations as well as a decrease in the average investment yield. Our average investment yield has declined as we have elected to realize gains in our investment portfolio as discussed under "Realized gains and other-than-temporary impairments" below. The average maturity of our investments has continued to decrease, as discussed under "Liquidity and Capital Resources" below. The portfolio's average pre-tax investment yield was 1.7% at December 31, 2012 and 2.8% at December 31, 2011.

We continue to expect a decline in investment income in 2013, compared to 2012, as the average amortized cost of invested assets decreases due to claim payments exceeding premiums received in future periods. See further discussion under "Liquidity and Capital Resources" below.

Investment income for 2011 decreased when compared to 2010 due to a decrease in the average investment yield. The decrease in the average investment yield was caused both by decreases in prevailing interest rates and a decrease in the average maturity of our investments. The portfolio's average pre-tax investment yield was 3.1% at December 31, 2010.

Realized gains and other-than-temporary impairments

Net realized gains for 2012 included $197.7 million in net realized gains on the sale of fixed income investments, slightly offset by $2.3 million in OTTI losses. Net realized gains for 2011 included $143.4 million in net realized gains on the sale of fixed income investments, slightly offset by $0.7 million in OTTI losses. We elected to realize these gains, by selling certain securities, given the favorable market conditions experienced in 2011 and 2012. We then reinvested the funds taking into account our anticipated future claim payment obligations. We also continue to reduce our investments in tax exempt municipal securities and increase our investments in taxable securities. For statutory purposes investments are generally held at amortized cost, therefore the realized gains increased our statutory policyholders' position or statutory capital. The impairment losses recognized in 2012 and 2011 were primarily on our auction rate securities. The gross unrealized gains on our investment portfolio were $46.8 million at December 31, 2012.

We had net realized investment gains on the sale of fixed income investments of $102.6 million, offset by $9.6 million in OTTI losses in 2010. In 2010, we reduced our investments in tax exempt municipal securities and increased our investments in taxable securities since the tax benefits to holding tax exempt securities was no longer available. We also sold securities to decrease the duration of the portfolio to provide cash to meet our anticipated claim obligations. The impairment losses in 2010 included credit losses related to debt instruments issued by health facilities, an inflation linked bond and specific issuer auction rate securities.

Other revenue

Other revenue for 2012 decreased, when compared to 2011, due primarily to a decrease in gains recognized on debt repurchases, slightly offset by an increase in contract underwriting fees. We recognized $17.8 million of gains in 2012 on the repurchase of $70.9 million in par value of our 5.375% Senior Notes due in November 2015, compared to $27.7 million in gains recognized on the repurchase of $129.0 million in par value of our 5.375% Senior Notes in 2011.

Other revenue for 2011 increased, when compared to 2010, due to $27.7 million in gains recognized on the repurchase of $129 million in par value of our 5.375% Senior Notes due in November 2015, somewhat offset by a decrease in contract underwriting revenue.

Losses

As discussed in "Critical Accounting Policies" below and consistent with industry practices, we establish loss reserves for future claims only for loans that are currently delinquent. The terms "delinquent" and "default" are used interchangeably by us and are defined as an insured loan with a mortgage payment that is 45 days or more past due. Loss reserves are established based on estimating the number of loans in our default inventory that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. Historically, a substantial majority of borrowers have eventually cured their delinquent loans by making their overdue payments, but this percentage has decreased significantly in recent years.

Estimation of losses is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy, including unemployment and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a further deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a further drop in housing values that could result in, among other things, greater losses on loans that have pool insurance, and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance, and mitigation from rescissions being materially less than assumed. Our estimates are also affected by any agreements we enter into regarding claim payments, such as the settlement agreements discussed in Note 20 – "Litigation and Contingencies" to our consolidated financial statements. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

In addition, our loss reserving methodology incorporates the effects rescission activity is expected to have on the losses we will pay on our delinquent inventory. A variance between ultimate actual rescission rates and these estimates could materially affect our losses. See our risk factor titled "Our losses could increase if we do not prevail in proceedings challenging whether our rescissions were proper or rescission rates decrease faster than we are projecting" below.

Our estimates could also be positively affected by efforts to assist current borrowers in refinancing to new loans, assisting delinquent borrowers in reducing their mortgage payments, and forestalling foreclosures. If these benefits occur, we anticipate they will do so under non-HAMP programs. See discussion of HAMP under "Overview – Loan Modification and Other Similar Programs."

Losses incurred

In 2012, net losses incurred were $2,067 million, comprised of $1,494 million of current year loss development and $573 million of unfavorable prior years' loss development. In 2011, net losses incurred were $1,715 million, comprised of $1,814 million of current year loss development, offset by $99 million of favorable prior years' loss development. In 2010, net losses incurred were $1,608 million, comprised of which $1,875 million of current year loss development, offset by $267 million of favorable prior years' loss development.

See Note 9 – "Loss Reserves" to our consolidated financial statements and under "Critical Accounting Policies" below for a discussion of our losses incurred and rescissions.

Information about the composition of the primary insurance default inventory at December 31, 2012, 2011 and 2010 appears in the table below.

	December 31,		
	2012	2011	2010
Total loans delinquent (1)	139,845	175,639	214,724
Percentage of loans delinquent (default rate)	13.90%	16.11%	17.48%
Prime loans delinquent (2)	90,270	112,403	134,787
Percentage of prime loans delinquent (default rate)	10.44%	12.20%	13.11%
A-minus loans delinquent (2)	20,884	25,989	31,566
Percent of A-minus loans delinquent (default rate)	32.92%	35.10%	36.69%
Subprime credit loans delinquent (2)	7,668	9,326	11,132
Percentage of subprime credit loans delinquent (default rate)	40.78%	43.60%	45.66%
Reduced documentation loans delinquent (3)	21,023	27,921	37,239
Percentage of reduced documentation loans delinquent (default rate)	35.23%	37.96%	41.66%

General Notes: (a) The FICO credit score for a loan with multiple borrowers is the lowest of the borrowers' "decision FICO scores." A borrower's "decision FICO score" is determined as follows: if there are three FICO scores available, the middle FICO score is used; if two FICO scores are available, the lower of the two is used; if only one FICO score is available, it is used.

(b) Servicers continue to pay our premiums for nearly all of the loans in our default inventory, but in some cases, servicers stop paying our premiums. In those cases, even though the loans continue to be included in our default inventory, the applicable loans are removed from our insurance in force and risk in force. Loans where servicers have stopped paying premiums include 9,054 defaults with a risk of $456 million as of December 31, 2012.

(1) At December 31, 2012, 2011 and 2010 25,282, 30,250 and 36,066 loans in default, respectively, related to Wall Street bulk transactions.

(2) We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less than 575, all as reported to us at the time a commitment to insure is issued. Most A-minus and subprime credit loans were written through the bulk channel. However, we classify all loans without complete documentation as "reduced documentation" loans regardless of FICO score rather than as a prime, "A-minus" or "subprime" loan; in the table above, such loans appear only in the reduced documentation category and they do not appear in any of the other categories.

(3) In accordance with industry practice, loans approved by GSE and other automated underwriting (AU) systems under "doc waiver" programs that do not require verification of borrower income are classified by MGIC as "full documentation." Based in part on information provided by the GSEs, we estimate full documentation loans of this type were approximately 4% of 2007 NIW. Information for other periods is not available. We understand these AU systems grant such doc waivers for loans they judge to have higher credit quality. We also understand that the GSEs terminated their "doc waiver" programs, with respect to new commitments, in the second half of 2008.

The primary and pool loss reserves at December 31, 2012, 2011 and 2010 appear in the table below.

Gross Reserves	December 31,		
	2012	**2011**	**2010**
Primary:			
Direct loss reserves (in millions)	$ 3,744	$ 4,249	$ 5,146
Ending default inventory	139,845	175,639	214,724
Average direct reserve per default	$ 26,771	$ 24,193	$ 23,966
Primary claims received inventory included in ending default inventory	11,731	12,610	20,898
Pool (1):			
Direct loss reserves (in millions):			
With aggregate loss limits	$ 120	$ 278	$ 700
Without aggregate loss limits	20	21	30
Reserves related to Freddie Mac settlement (2)	167	-	-
Total pool direct loss reserves	$ 307	$ 299	$ 730
Ending default inventory:			
With aggregate loss limits	7,243	31,483	41,786
Without aggregate loss limits	1,351	1,488	1,543
Total pool ending default inventory	8,594	32,971	43,329
Pool claims received inventory included in ending default inventory	304	1,398	2,510
Other gross reserves (in millions)	$ 6	$ 10	$ 8

(1) Since a number of our pool policies include aggregate loss limits and/or deductibles, we do not disclose an average direct reserve per default for our pool business.

(2) See Note 20 – "Litigation and Contingencies" to our consolidated financial statements for a discussion of our settlement with Freddie Mac regarding a pool policy.

The primary default inventory and primary loss reserves by region at December 31, 2012, 2011 and 2010 appears in the table below.

Losses by Region

Primary Default Inventory

Region	2012	2011	2010
Great Lakes	16,538	22,158	27,663
Mid-Atlantic	6,948	8,058	9,660
New England	6,160	6,913	7,702
North Central	16,367	20,860	24,192
Northeast	17,553	18,385	19,056
Pacific	13,235	18,381	25,438
Plains	4,126	5,462	7,045
South Central	15,418	21,035	28,984
Southeast	43,500	54,387	64,984
Total	139,845	175,639	214,724

Primary Loss Reserves
(In millions)

Region	2012	2011	2010
Great Lakes	$ 295	$ 348	$ 426
Mid-Atlantic	178	205	231
New England	144	149	174
North Central	445	454	495
Northeast	371	325	374
Pacific	599	750	886
Plains	69	84	107
South Central	301	413	555
Southeast	1,089	1,198	1,395
Total before IBNR and LAE	$ 3,491	$ 3,926	$ 4,643
IBNR and LAE	253	323	503
Total	$ 3,744	$ 4,249	$ 5,146

Regions contain the states as follows:
Great Lakes: IN, KY, MI, OH
Mid-Atlantic: DC, DE, MD, VA, WV
New England: CT, MA, ME, NH, RI, VT
North Central: IL, MN, MO, WI
Northeast: NJ, NY, PA
Pacific: CA, HI, NV, OR, WA
Plains: IA, ID, KS, MT, ND, NE, SD, WY
South Central: AK, AZ, CO, LA, NM, OK, TX, UT
Southeast: AL, AR, FL, GA, MS, NC, SC, TN

The primary loss reserves (before IBNR and LAE) at December 31, 2012, 2011 and 2010 separated between our flow and bulk business appears in the table below.

Primary loss reserves
(In millions)

	2012	2011	2010
Flow	$ 2,586	$ 2,820	$ 3,329
Bulk	905	1,106	1,314
Total primary reserves	$ 3,491	$ 3,926	$ 4,643

The average claim paid, as shown in the table below, can vary materially from period to period based upon a variety of factors, on both a national and state basis, including the geographic mix, average loan amount and average coverage percentage of loans for which claims are paid.

The primary average claim paid for the top 5 states (based on 2012 paid claims) for the years ended December 31, 2012, 2011 and 2010 appears in the table below.

Primary average claim paid

	2012	2011	2010
Florida	$ 57,181	$ 59,216	$ 61,290
California	87,305	85,205	88,761
Illinois	47,615	49,654	51,073
Arizona	54,758	55,503	57,925
Michigan	33,706	35,092	35,675
All other states	43,590	45,005	44,330
All states	$ 48,722	$ 49,887	$ 50,173

The primary average loan size of our insurance in force at December 31, 2012, 2011 and 2010 appears in the table below.

Primary average loan size

	2012	2011	2010
Total insurance in force	$ 161,060	$ 158,590	$ 155,700
Prime (FICO 620 & >)	162,450	158,870	155,050
A-Minus (FICO 575-619)	128,850	130,700	130,360
Subprime (FICO < 575)	119,630	121,130	117,410
Reduced doc (All FICOs)(1)	188,210	194,060	198,000

(1) In this report we classify loans without complete documentation as "reduced documentation" loans regardless of FICO credit score rather than as prime, "A-" or "subprime" loans; in the table above, such loans appear only in the reduced documentation category and they do not appear in any of the other categories.

The primary average loan size of our insurance in force at December 31, 2012, 2011 and 2010 for the top 5 states (based on 2012 paid claims) appears in the table below.

Primary average loan size

	2012	2011	2010
Florida	$ 171,884	$ 174,439	$ 174,203
California	281,288	284,034	283,459
Illinois	154,158	154,084	151,479
Arizona	181,912	182,705	184,508
Michigan	125,733	123,709	121,282
All other states	155,508	152,372	148,991

Information about net paid claims during the years ended December 31, 2012, 2011 and 2010 appears in the table below.

Net paid claims (In millions)

	2012	2011	2010
Prime (FICO 620 & >)	$ 1,558	$ 1,772	$ 1,400
A-Minus (FICO 575-619)	235	283	265
Subprime (FICO < 575)	65	70	77
Reduced doc (All FICOs)(1)	372	429	451
Pool (2)	334	480	177
Other	5	6	3
Direct losses paid	2,569	3,040	2,373
Reinsurance	(90)	(140)	(126)
Net losses paid	2,479	2,900	2,247
LAE	45	60	71
Net losses and LAE paid before terminations	2,524	2,960	2,318
Reinsurance terminations	(6)	(39)	(38)
Net losses and LAE paid	$ 2,518	$ 2,921	$ 2,280

(1) In this report we classify loans without complete documentation as "reduced documentation" loans regardless of FICO credit score rather than as prime, "A-" or "subprime" loans; in the table above, such loans appear only in the reduced documentation category and they do not appear in any of the other categories.

(2) 2012 includes $100 million paid under the terms of the settlement with Freddie Mac as discussed under Note 20 - "Litigation and Contingencies" to our consolidated financial statements.

Primary claims paid for the top 15 states (based on 2012 paid claims) and all other states for the years ended December 31, 2012, 2011 and 2010 appears in the table below.

Paid Claims by state (In millions)

	2012	2011	2010
Florida	$ 317	$ 303	$ 340
California	309	357	288
Illinois	144	101	91
Arizona	122	203	156
Michigan	110	138	130
Georgia	99	130	97
Nevada	88	134	95
Ohio	70	76	68
Texas	69	108	87
Washington	64	74	41
Minnesota	59	65	56
Wisconsin	50	46	36
North Carolina	48	40	38
Virginia	48	66	57
Maryland	47	51	50
All other states	586	662	563
	$ 2,230	$ 2,554	$ 2,193
Other (Pool, LAE, Reinsurance)	288	367	87
Net losses and LAE paid	$ 2,518	$ 2,921	$ 2,280

We believe paid claims, on a quarterly basis, peaked in the second quarter of 2011 and that the overall level of total paid claims will continue to decline, assuming recent foreclosure patterns continue.

The GSEs have introduced new short sale programs in 2012, which could result in claim payments being accelerated on more recent notices. While a short sale would likely result in the claim being received and paid sooner than would occur through a foreclosure the amount of the claim payment could be less. We do not know what the level of participation in these programs will be. In 2011 and 2012, our claim payments on default notices received in the current year have increased, in part, due to an increase in short sales. See Note 9 – "Loss Reserves" to our consolidated financial statements.

The primary default inventory for the top 15 states (based on 2012 paid claims) at December 31, 2012, 2011 and 2010 appears in the table below.

	2012	2011	2010
Florida	22,024	27,533	32,788
California	6,201	9,542	14,070
Illinois	9,313	11,420	12,548
Arizona	2,161	3,809	6,781
Michigan	4,808	7,269	10,278
Georgia	5,100	6,744	9,117
Nevada	2,053	3,001	4,729
Ohio	6,647	8,357	9,850
Texas	6,924	8,961	11,602
Washington	3,053	3,467	3,888
Minnesota	1,937	2,778	3,672
Wisconsin	3,086	3,945	4,519
North Carolina	3,956	4,929	5,641
Virginia	2,100	2,647	3,627
Maryland	3,486	3,869	4,264
All other states	56,996	67,368	77,350
	139,845	175,639	214,724

The primary default inventory at December 31, 2012, 2011 and 2010 separated between our flow and bulk business appears in the table below.

	2012	2011	2010
Flow	107,497	134,101	162,621
Bulk	32,348	41,538	52,103
	139,845	175,639	214,724

The flow default inventory by policy year at December 31, 2012, 2011 and 2010 appears in the table below.

Flow default inventory by policy year

Policy year:	2012	2011	2010
2002 and prior	9,157	12,006	14,914
2003	5,731	7,403	9,069
2004	8,142	10,116	12,077
2005	12,582	15,594	18,789
2006	18,257	23,078	28,284
2007	40,357	50,664	62,855
2008	11,914	14,247	16,059
2009	901	800	546
2010	264	168	28
2011	148	25	-
2012	44	-	-
	107,497	134,101	162,621

As of December 31, 2012, 26% of our primary insurance in force was written subsequent to December 31, 2009, 32% of our primary insurance in force was written subsequent to December 31, 2008, and 46% of our primary insurance in force was written subsequent to December 31, 2007. On our flow business, the highest claim frequency years have typically been the third and fourth year after the year of loan origination. On our bulk business, the period of highest claims frequency has generally occurred earlier than in the historical pattern on our flow business. However, the pattern of claims frequency can be affected by many factors, including persistency and deteriorating economic conditions. Low persistency can accelerate the period in the life of a book during which the highest claim frequency occurs. Deteriorating economic conditions can result in increasing claims following a period of declining claims.

Premium deficiency

Beginning in 2007, when we stopped writing Wall Street bulk business, we began to separately measure the performance of these transactions and established a premium deficiency reserve related to this business. The premium deficiency reserve reflects the present value of expected future losses and expenses that exceeded the present value of expected future premiums and already established loss reserves. This premium deficiency reserve as of December 31, 2012, 2011 and 2010 was $74 million, $135 million and $179 million, respectively. The discount rate used in the calculation of the premium deficiency reserve at December 31, 2012, 2011 and 2010 was 1.3%, 2.3% and 2.5%, respectively.

See Note 10 – "Premium Deficiency Reserve" to our consolidated financial statements in for a discussion of our premium deficiency reserve, as well as under "Critical Accounting Policies" below.

Underwriting and other expenses

Underwriting and other expenses for 2012 decreased when compared to 2011. The decrease primarily reflects our reduction in headcount.

Underwriting and other expenses for 2011 decreased when compared to 2010. The decrease reflects our reductions in headcount as well as our lower contract underwriting volume.

Ratios

The table below presents our GAAP loss, expense and combined ratios for our combined insurance operations for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Loss ratio	200.1%	152.6%	137.5%
Underwriting expense ratio	15.2%	16.0%	16.3%
Combined ratio	215.3%	168.6%	153.8%

The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The loss ratio does not reflect any effects due to premium deficiency. The increase in the loss ratio in 2012 compared to 2011, was due to an increase in losses incurred, as well as a decrease in premiums earned. The underwriting expense ratio is the ratio, expressed as a percentage, of underwriting expenses to net premiums written. The decrease in the underwriting expense ratio in 2012 compared to 2011, was due to a decrease in underwriting and other expenses of the combined insurance operations, partially offset by a decrease in premiums written. The combined ratio is the sum of the loss ratio and the underwriting expense ratio.

The increase in the loss ratio in 2011, compared to 2010, was due to an increase in losses incurred, as well as a decrease in premiums earned. The decrease in the underwriting expense ratio in 2011, compared to 2010, was due to a decrease in underwriting and other expenses of the combined insurance operations, partially offset by a decrease in premiums written.

Interest expense

Interest expense for 2012 decreased when compared to 2011. The decrease is primarily due to lower interest on our Senior Notes due to repayments and repurchases, partially offset by an increase in amortization on our junior debentures.

Interest expense for 2011 increased when compared to 2010. The increase is due to the issuance of our 5% Convertible Senior Notes in April 2010 as well as an increase in amortization on our junior debentures, somewhat offset by lower interest on our Senior Notes due to repayments and repurchases.

Income taxes

The effective tax rate benefit on our pre-tax loss was (0.2%) in 2012 compared to the effective tax rate provision of 0.3%, and 1.2% in 2011, and 2010, respectively. During those periods, the benefit from income taxes was eliminated or reduced by the recognition of a valuation allowance.

See Note 14 – "Income Taxes" to our consolidated financial statements for a discussion of our tax position.

Financial Condition

At December 31, 2012 the total fair value of our investment portfolio was $4.2 billion. In addition, at December 31, 2012 our total assets included approximately $1.0 billion of cash and cash equivalents as shown on our consolidated balance sheet. At December 31, 2012, based on fair value, less than 1% of our fixed income securities were below investment grade securities. The percentage of investments rated BBB may continue to increase as we reinvest to achieve higher yields and, in part, due to the reduced availability of highly rated corporate securities. Lower rated investments have greater risk. Greater than 99% of our fixed income securities are readily marketable. The composition of ratings at December 31, 2012, 2011 and 2010 are shown in the table below.

Investment Portfolio Ratings

	December 31,		
	2012	2011	2010
AAA	52%	37%	43%
AA	15%	26%	29%
A	22%	27%	23%
BBB	11%	10%	5%
Investment grade	100%	100%	100%
Below investment grade	-	-	-
Total	100%	100%	100%

The ratings above are provided by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings. If three ratings are available the middle rating is utilized, otherwise the lowest rating is utilized.

Approximately 4% of our investment portfolio, excluding cash and cash equivalents, is guaranteed by financial guarantors. We evaluate the credit risk of securities through analysis of the underlying fundamentals. The extent of our analysis depends on a variety of factors, including the issuer's sector, scale, profitability, debt cover, ratings and the tenor of the investment. At December 31, 2012, less than 1% of our fixed income securities were relying on financial guaranty insurance to elevate their rating.

We primarily place our investments in investment grade securities pursuant to our investment policy guidelines. The policy guidelines also limit the amount of our credit exposure to any one issue, issuer and type of instrument. At December 31, 2012, the modified duration of our fixed income investment portfolio was 2.5 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 2.5% in the fair value of our fixed income portfolio. For an upward shift in the yield curve, the fair value of our portfolio would decrease and for a downward shift in the yield curve, the fair value would increase. See Note 6 – "Investments" to our consolidated financial statements for additional disclosure surrounding our investment portfolio.

At December 31, 2012, we had outstanding $100.1 million, 5.375% Senior Notes due in November 2015, with an approximate fair value of $80 million. At December 31, 2012, we also had $345 million principal amount of 5% Convertible Senior Notes outstanding due in 2017, with an approximate fair value of $243 million and $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063 outstanding, which at December 31, 2012 are reflected as a liability on our consolidated balance sheet at the current amortized value of $380 million, with the unamortized discount reflected in equity. The fair value of the convertible debentures was approximately $173 million at December 31, 2012. See Note 8 – "Debt" to our consolidated financial statements for additional disclosure on our debt.

See Note 14 – "Income Taxes" to our consolidated financial statements for a description of our federal income tax contingencies.

Our principal exposure to loss is our obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2012, MGIC's direct (before any reinsurance) primary and pool risk in force, which is the unpaid principal balance of insured loans as reflected in our records multiplied by the coverage percentage, and taking account of any loss limit, was approximately $43.0 billion. In addition, as part of our contract underwriting activities provided through a non-insurance subsidiary, that subsidiary is responsible for the quality of the underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. That subsidiary may be required to provide certain remedies to our customers if certain standards relating to the quality of our underwriting work are not met, and we have an established reserve for such future obligations. These obligations have been primarily funded by contributions from our holding company and, in part, from the operations of the subsidiary. A generally positive economic environment for residential real estate that continued until approximately 2007 may have mitigated the effect of some of these costs in previous years. Historically, a material portion of our new insurance written through the flow channel has involved loans for which that subsidiary provided contract underwriting services, including new insurance written between 2006 and 2008. Claims for remedies may be made a number of years after the underwriting work was performed. We believe the rescission of mortgage insurance coverage on loans for which the subsidiary provided contract underwriting services may make a claim for a contract underwriting remedy more likely to occur. Beginning in the second half of 2009, our subsidiary has experienced an increase in claims for contract underwriting remedies, which has continued throughout 2012. The related contract underwriting remedy expense was approximately $27 million, $23 million and $19 million for the years ended December 31, 2012, 2011 and 2010. We expect to pay remedy claims in the next two years in amounts similar to what we have paid in recent years, and to fund these payments through capital contributions to MGIC and its affiliates from our holding company's cash and investments.

Liquidity and Capital Resources

Overview

Our sources of funds consist primarily of:

- our investment portfolio (which is discussed in "Financial Condition" above), and interest income on the portfolio,
- net premiums that we will receive from our existing insurance in force as well as policies that we write in the future and
- amounts that we expect to recover from captives (which is discussed in "Results of Consolidated Operations – Risk sharing arrangements" above).

Our obligations consist primarily of:

- claim payments under MGIC's mortgage guaranty insurance policies,
- $100 million of 5.375% Senior Notes due in November 2015,
- $345 million of Convertible Senior Notes due in May 2017,
- $390 million of Convertible Junior Debentures due in April 2063,
- interest on the foregoing debt instruments, including deferred interest on our convertible debentures, and
- the other costs and operating expenses of our business.

Holders of both of the convertible issues may convert their notes into shares of our common stock at their option prior to certain dates prescribed under the terms of their issuance, in which case our corresponding obligation will be eliminated.

Since 2009, our claim payments have exceeded our premiums received. We expect that this trend will continue. Due to the uncertainty regarding how factors such as foreclosure moratoriums, servicing and court delays, failures by servicers to follow proper procedures in foreclosure proceedings, loan modifications and claims investigations and rescissions, will affect our future paid claims it has become even more difficult to estimate the amount and timing of future claim payments. When we experience cash shortfalls, we can fund them through sales of short-term investments and other investment portfolio securities, subject to insurance regulatory requirements regarding the payment of dividends to the extent funds were required by an entity other than the seller. In addition, we align the maturities of our investment portfolio with our estimate of future obligations. A significant portion of our investment portfolio securities are held by our insurance subsidiaries. As long as the trends discussed above continue, we expect to experience significant declines in our investment portfolio.

The following table summarizes our consolidated cash flows from operating, investing and financing activities:

	For the year ended December 31,		
	2012	2011	2010
		(In thousands)	
Total cash (used in) provided by:			
Operating activities	$ (1,568,600)	$ (1,883,851)	$ (875,430)
Investing activities	1,653,533	1,754,217	(111,904)
Financing activities	(53,107)	(178,721)	1,105,749
Increase (decrease) in cash and cash equivalents	$ 31,826	$ (308,355)	$ 118,415

Cash used in operating activities for 2012 was lower compared to 2011 primarily due to a decrease in losses paid, partially offset by a decrease in premiums collected. Cash used in operating activities for 2011 was higher compared to 2010 primarily due to an increase in losses paid as well as a decrease in premiums collected.

Cash provided by investing activities for 2012 was lower compared to 2011 but at a considerably high level for both periods as we elected to realize gains, by selling certain securities, given the favorable market conditions experienced in 2011 and 2012. We then reinvested the funds taking into account our anticipated future claim payment obligations. We also continue to reduce our investments in tax exempt municipal securities and increase our investments in taxable securities. Cash provided by investing activities for 2011 was significantly higher compared to 2010 due to the factors described above.

Cash used in financing activities for 2012 was lower compared to 2011, as we made less debt repurchases in 2012 than 2011. In 2012 we repurchased $70.9 million in par value of our 5.375% Senior Notes due in November 2015 at a cost of $53.1 million, compared to repurchases of $129 million in par value of our 5.375% Senior Notes in 2011 at a cost of $101.3 million. In 2011 we also repaid approximately $77 million in par value of senior notes that came due. Cash used in financing activities was higher in 2011 compared to 2010. In 2010 we received net proceeds from the public offering and sale of our common stock of approximately $772 million as well as net proceeds from our concurrent debt offering of approximately $334 million.

Debt at Our Holding Company and Holding Company Capital Resources

The senior notes, convertible senior notes and convertible debentures are obligations of MGIC Investment Corporation and not of its subsidiaries. The payment of dividends from our insurance subsidiaries, which prior to raising capital in the public markets in 2008 and 2010 had been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. Since 2008, MGIC has not paid any dividends to our holding company. Through 2013, MGIC cannot pay any dividends to our holding company without approval from the OCI. In connection with the approval of MIC as an eligible mortgage insurer, Freddie Mac and Fannie Mae have imposed dividend restrictions on MGIC and MIC through December 31, 2013.

At December 31, 2012, we had approximately $315 million in cash and investments at our holding company.

As of December 31, 2012, our holding company's debt obligations were $835 million in par value consisting of:

- $100 million in par value of Senior Notes due in November 2015, with an annual interest cost of $5 million;

- $345 million in par value of Convertible Senior Notes due in 2017, with an annual interest cost of $17 million; and

- $390 million in par value of Convertible Junior Debentures due in 2063, with an annual interest cost of $35 million

See Note 8 – "Debt" to our consolidated financial statements for additional information about this indebtedness, including restrictive covenants in our Senior Notes and our election to defer interest on our Convertible Junior Debentures. Any deferred interest compounds at the stated rate of 9%. The description in Note 8 - "Debt" to our consolidated financial statements is qualified in its entirety by the terms of the notes and debentures. The terms of our Senior Notes are contained in the Officer's Certificate, dated as of October 4, 2005, which specifies the interest rate, maturity date and other terms, and in the Indenture dated as of October 15, 2000, between us and the trustee, included as an exhibit to our Form 8-K filed with the SEC on October 19, 2000 (the "2000 Indenture"). The terms of our Convertible Senior Notes are contained in a Supplemental Indenture, dated as of April 26, 2010, between us and U.S. Bank National Association, as trustee, which is included as an exhibit to our 8-K filed with the SEC on April 30, 2010, and in the 2000 Indenture. The terms of our Convertible Junior Debentures are contained in the Indenture dated as of March 28, 2008, between us and U.S. Bank National Association filed as an exhibit to our Form 10-Q filed with the SEC on May 12, 2008.

Our holding company has no other material sources of cash inflows other than investment income. Furthermore, our holding company contributed $100 million in December 2012 and $200 million in December 2011 to support its insurance operations. Any further contributions to our insurance operations or other non-insurance affiliates would further decrease our holding company cash and investments. See discussion of our non-insurance contract underwriting services under "Financial Condition" above and in Note 20 – "Litigation and Contingencies" to our consolidated financial statements.

In the second quarter of 2012, we repurchased for cash approximately $70.9 million in par value of our 5.375% Senior Notes due in November 2015, at a cost of $53.1 million. We recognized $17.8 million in gains on the repurchases, which is included in other revenue on the Consolidated Statements of Operations for the year ended December 31, 2012. In 2011, we repurchased for cash approximately $129.0 million in par value of our 5.375% Senior Notes due in November 2015, at a cost of $101.3 million. We recognized $27.7 million in gains on the repurchases, which is included in other revenue on the Consolidated Statements of Operations for the year ended December 31, 2011. We may from time to time continue to seek to acquire our debt obligations through cash purchases and/or exchanges for other securities. We may do this in open market purchases, privately negotiated acquisitions or other transactions. The amounts involved may be material.

Risk-to-Capital

We compute our risk-to-capital ratio on a separate company statutory basis, as well as for our combined insurance operations. The risk-to-capital ratio is our net risk in force divided by our policyholders' position. Our net risk in force includes both primary and pool risk in force, and excludes risk on policies that are currently in default and for which loss reserves have been established. The risk amount includes pools of loans or bulk deals with contractual aggregate loss limits and in some cases without these limits. Policyholders' position consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year.

The premium deficiency reserve discussed in Note 10 – "Premium Deficiency Reserve" to our consolidated financial statements is not recorded as a liability on the statutory balance sheet and is not a component of statutory net income. The present value of expected future premiums and already established loss reserves and statutory contingency reserves, exceeds the present value of expected future losses and expenses on our total in force book, so no deficiency is recorded on a statutory basis. On a GAAP basis, contingency loss reserves are not established and thus not considered when calculating premium deficiency reserve and policies are grouped based on how they are acquired, serviced and measured.

MGIC's separate company risk-to-capital calculation appears in the table below.

	December 31, 2012	December 31, 2011
	(In millions, except ratio)	
Risk in force - net (1)	$ 30,802	$ 31,769
Statutory policyholders' surplus	$ 689	$ 1,569
Statutory contingency reserve	-	-
Statutory policyholders' position	$ 689	$ 1,569
Risk-to-capital	44.7:1	20.3:1

(1) Risk in force – net, as shown in the table above, is net of reinsurance and exposure on policies currently in default and for which loss reserves have been established.

Our combined insurance companies' risk-to-capital calculation appears in the table below.

	December 31,	
	2012	**2011**
	(In millions, except ratio)	
Risk in force - net (1)	$ 36,113	$ 36,805
Statutory policyholders' surplus	$ 749	$ 1,657
Statutory contingency reserve	6	4
Statutory policyholders' position	$ 755	$ 1,661
Risk-to-capital	47.8:1	22.2:1

(1) Risk in force – net, as shown in the table above, is net of reinsurance and exposure on policies currently in default ($6.5 billion at December 31, 2012 and $8.6 billion at December 31, 2011) and for which loss reserves have been established.

Our risk-to-capital ratio will increase if the percentage decrease in capital exceeds the percentage decrease in insured risk. Therefore, as capital decreases, the same dollar decrease in capital will cause a greater percentage decrease in capital and a greater increase in the risk-to-capital ratio.

For additional information regarding regulatory capital see Note 1 – "Nature of Business – Capital" to our consolidated financial statements as well as our risk factor titled "Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis" below.

Financial Strength Ratings

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated B2 by Moody's Investors Service with a negative outlook. Standard & Poor's Rating Services' insurer financial strength rating of MGIC is B- with a negative outlook. For further information about the importance of MGIC's ratings, see our risk factor titled "We may not continue to meet the GSEs' mortgage insurer eligibility requirements" below.

The financial strength of MIC, a subsidiary of MGIC, is rated Ba3 by Moody's Investors Service with a negative outlook. Standard & Poor's Rating Services' insurer financial strength rating of MIC is B- with a negative outlook. For further information about the importance of MIC's ratings, see our risk factor titled "Competition or changes in our relationships with our customers could reduce our revenues or increase our losses" below.

Contractual Obligations

At December 31, 2012, the approximate future payments under our contractual obligations of the type described in the table below are as follows:

Contractual Obligations (In millions):	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$ 2,717	$ 58	$ 216	$ 441	$ 2,002
Operating lease obligations	7	4	2	1	-
Tax obligations	18	-	-	18	-
Purchase obligations	2	1	1	-	-
Pension, SERP and other post-retirement benefit plans	174	11	27	31	105
Other long-term liabilities	4,057	2,104	1,601	352	-
Total	$ 6,975	$ 2,178	$ 1,847	$ 843	$ 2,107

Our long-term debt obligations at December 31, 2012 include, $100 million of 5.375% Senior Notes due in November 2015, $345 million of 5% Convertible Senior Notes due in May 2017 and $389.5 million in convertible debentures due in April 2063, including related interest, as discussed in Note 8 – "Debt" to our consolidated financial statements below and under "Liquidity and Capital Resources" above. The interest payment on our convertible debentures that was scheduled to be paid on October 1, 2012, but which we elected to defer as discussed in Note 8 – "Debt" to our consolidated financial statements, is included in the "More than 5 years" column in the table above. Our operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in Note 19 – "Leases" to our consolidated financial statements. Tax obligations consist primarily of amounts related to our current dispute with the IRS, as discussed in Note 14 – "Income Taxes" to our consolidated financial statements. Purchase obligations consist primarily of agreements to purchase data processing hardware or services made in the normal course of business. See Note 13 - "Benefit Plans" to our consolidated financial statements for discussion of expected benefit payments under our benefit plans.

Our other long-term liabilities represent the loss reserves established to recognize the liability for losses and loss adjustment expenses related to defaults on insured mortgage loans, as well as future payments required under the settlement agreement with Freddie Mac as discussed in Note 20 – "Litigation and Contingencies" to our consolidated financial statements. The timing of the future claim payments associated with the established loss reserves was determined primarily based on two key assumptions: the length of time it takes for a notice of default to develop into a received claim and the length of time it takes for a received claim to be ultimately paid. The future claim payment periods are estimated based on historical experience, and could emerge significantly different than this estimate. Due to the uncertainty regarding how certain factors, such as foreclosure moratoriums, servicing and court delays, failures by servicers to follow proper procedures in foreclosure proceedings, loan modifications, claims investigations and claim rescissions, will affect our future paid claims it has become even more difficult to estimate the amount and timing of future claim payments. Current conditions in the housing and mortgage industries make all of the assumptions discussed in this paragraph more volatile than they would otherwise be. See Note 9 – "Loss Reserves" to our consolidated financial statements and "-Critical Accounting Policies" below. In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements or in the table above.

Critical Accounting Policies

We believe that the accounting policies described below involved significant judgments and estimates used in the preparation of our consolidated financial statements.

Loss reserves and premium deficiency reserves

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported. Even though the accounting standard, Accounting Standards Codification ("ASC") 944, regarding accounting and reporting by insurance entities specifically excluded mortgage insurance from its guidance relating to loss reserves, we establish loss reserves using the general principles contained in the insurance standard. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported, or IBNR, reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claim rates and claim amounts for the estimated number of defaults not reported. As of December 31, 2012 and 2011, we had IBNR reserves of approximately $180 million and $244 million, respectively.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

The estimated claim rates and claim amounts represent what we believe reflect the best estimate of what will actually be paid on the loans in default as of the reserve date. If a policy is rescinded we do not expect that it will result in a claim payment and thus the rescission generally reduces the historical claim rate used in establishing reserves. In addition, if a loan cures its delinquency, including successful loan modifications that result in a cure being reported to us, the cure reduces the historical claim rate used in establishing reserves. Our methodology to determine the estimate of claim rates and claim amounts are based on our review of recent trends in the default inventory. To establish reserves we utilize a reserving model that continually incorporates historical data on the rate at which defaults resulted in a claim, or the claim rate. This historical data includes the effects of rescissions, which are included as cures within the model. The model also incorporates an estimate for the amount of the claim we will pay, or severity. The severity is estimated using the historical percentage of our claim paid compared to our loan exposure, as well as the risk in force of the loans currently in default. We review recent trends in the claim rate, severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.

The claim rates and claim amounts are likely to be affected by external events, including actual economic conditions such as changes in unemployment rate, interest rate or housing value. Our estimation process does not include a correlation between claim rates and claim amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in our loss development in the quarter or year in which the changes occur. Typically, actual claim results often lag changes in economic conditions by at least nine to twelve months.

In considering the potential sensitivity of the factors underlying our best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor would change the reserve amount by approximately $152 million as of December 31, 2012. Historically, it has not been uncommon for us to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development of our loss reserves in the table below:

	Losses incurred related to prior years (1)	Reserve at end of prior year
	(In thousands)	
2012	$ 573,120	$ 4,557,512
2011	(99,328)	5,884,171
2010	(266,908)	6,704,990
2009	466,765	4,775,552
2008	387,104	2,642,479

(1) A positive number for a prior year indicates a deficiency of loss reserves, and a negative number for a prior year indicates a redundancy of loss reserves.

See Note 9 - "Loss Reserves" to our consolidated financial statements for a discussion of recent loss development.

Estimation of losses is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the economy, including unemployment and local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a further deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a further drop in housing values that could result in, among other things, greater losses on loans that have pool insurance, and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance and mitigation from rescissions being materially less than assumed. Our estimates are also affected by any agreements we enter into regarding claim payments, such as the probable settlement agreements discussed in Note 20 – "Litigation and Contingencies" to our consolidated financial statements. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment.

Our estimates could also be positively affected by government efforts to assist current borrowers in refinancing to new loans, assisting delinquent borrowers and lenders in reducing their mortgage payments, and forestalling foreclosures.

Loss reserves in the most recent years contain a greater degree of uncertainty, even though the estimates are based on the best available data.

In addition, our loss reserving methodology incorporates the effects rescission activity is expected to have on the losses we will pay on our delinquent inventory. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses.

Information regarding the ever-to-date rescission rates by the quarter in which the claim was received appears in the table below. No information is presented for claims received in the most recent two quarters to allow sufficient time for a substantial percentage of the claims received in those two quarters to reach resolution.

As of December 31, 2012
Ever to Date Rescission Rates on Primary Claims Received (based on count)

Quarter in Which the Claim was Received	ETD Rescission Rate (1)	ETD Claims Resolution Percentage (2)
Q1 2011	13.3%	98.6%
Q2 2011	10.3%	97.5%
Q3 2011	7.9%	96.7%
Q4 2011	7.5%	96.1%
Q1 2012	6.1%	95.1%
Q2 2012	4.6%	93.9%

(1) This percentage is claims received, during the quarter shown, that have been rescinded as of our most recently completed quarter divided by the total claims received during the quarter shown. In certain cases we rescind coverage before a claim is received. Such rescissions, which have not been material, are not included in the statistics in this table.

(2) This percentage is claims received, during the quarter shown, that have been resolved as of our most recently completed quarter divided by the total claims received during the quarter shown. Claims resolved principally consist of claims paid plus claims for which we have informed the insured of our decision not to pay the claim. Although our decision to not pay a claim is made after we have given the insured an opportunity to dispute the facts underlying our decision to not pay the claim, these decisions are sometimes reversed after further discussion with the insured. The number of rescission reversals has been immaterial, but could increase materially if we enter into material resolution agreements.

Note: As discussed in Note 20 – "Litigation and Contingencies" to our consolidated financial statements we have made substantial progress in reaching an agreement with Countrywide regarding rescissions. In connection with the Countrywide proceedings, we have voluntarily suspended rescissions of coverage related to loans that we believe could be included in a potential resolution. As of December 31, 2012, coverage on approximately 2,150 loans, representing total potential claim payments of approximately $160 million, that we had determined was rescindable were affected by our decision to suspend such rescissions. Substantially all of these potential rescissions relate to claims received beginning in the first quarter of 2011 or later. As of December 31, 2012, coverage on approximately 250 loans, representing total potential claims payments of approximately $17 million, were affected by our decision to suspend such rescissions for another customer for which we also consider settlement probable. See Note 20 – "Litigation and Contingencies" for a discussion of probable settlements. In addition, as of December 31, 2012, approximately 240 rescissions, representing total potential claim payments of approximately $16 million, were affected by our decision to suspend rescissions for customers other than those for which we consider settlement probable, as defined in ASC 450-20. The decision to suspend these potential rescissions does not represent the only reason for the recent decline in the percentage of claims that have been resolved through rescissions and we continue to expect that our rescissions will continue to decline.

We anticipate that the ever-to-date rescission rate on the more recent quarters will increase as the ever-to-date resolution percentage moves closer to 100%.

For more information regarding rescissions, rescission settlements and related legal proceedings, see Note 9 – "Loss Reserves" and Note 20 – "Litigation and Contingencies" to our consolidated financial statements.

Premium deficiency reserve

After our reserves are established, we perform premium deficiency calculations using best estimate assumptions as of the testing date. The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.

The establishment of premium deficiency reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of claim payments and premium collections may vary significantly from the premium deficiency reserve estimates. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Changes to our estimates could result in material changes in our operations, even in a stable economic environment. Adjustments to premium deficiency reserves estimates are reflected in the financial statements in the years in which the adjustments are made.

As is the case with our loss reserves, as discussed above, the severity of claims and claim rates, as well as persistency for the premium deficiency calculation, are likely to be affected by external events, including actual economic conditions, as well as future rescission activity. However, our estimation process does not include a correlation between these economic conditions and our assumptions because it is our experience that an analysis of that nature would not produce reliable results. In considering the potential sensitivity of the factors underlying management's best estimate of premium deficiency reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on the premium deficiency reserve and, correspondingly, on our results of operations. For example, a $1,000 change in the average severity combined with a 1% change in the average claim rate could change the Wall Street bulk premium deficiency reserve amount by approximately $62 million. Additionally, a 5% change in the persistency of the underlying loans could change the Wall Street bulk premium deficiency reserve amount by approximately $13 million. We do not anticipate changes in the discount rate will be significant enough as to result in material changes in the calculation.

Revenue recognition

When a policy term ends, the primary mortgage insurance written by us is renewable at the insured's option through continued payment of the premium in accordance with the schedule established at the inception of the policy term. We have no ability to reunderwrite or reprice these policies after issuance. Premiums written under policies having single and annual premium payments are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the monthly coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender. Cancellations include rescissions and policies cancelled due to claim payment. When a policy is rescinded, all previously collected premium is returned to the lender and when a claim is paid we return any premium received since the date of default. The liability associated with our estimate of premium to be returned is accrued for separately and separate components of this liability are included in "Other liabilities" and "Premium deficiency reserves" on our consolidated balance sheet. Changes in these liabilities affect premiums written and earned and change in premium deficiency reserve, respectively. The actual return of premium affects premium written and earned. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred policy acquisition costs discussed below.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Deferred insurance policy acquisition costs

Costs directly associated with the successful acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs. Deferred insurance policy acquisition costs arising from each book of business are charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. Interest is accrued on the unamortized balance of deferred insurance policy acquisition costs.

Because our insurance premiums are earned over time, changes in persistency result in deferred insurance policy acquisition costs being amortized against revenue over a comparable period of time. At December 31, 2012, the persistency rate of our primary mortgage insurance was 79.8%, compared to 82.9% at December 31, 2011. This change did not significantly affect the amortization of deferred insurance policy acquisition costs for the period ended December 31, 2012. A 10% change in persistency would not have a material effect on the amortization of deferred insurance policy acquisition costs in the subsequent year.

If a premium deficiency exists, we reduce the related deferred insurance policy acquisition costs by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the deferred insurance policy acquisition costs balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

Fair Value Measurements

For the years ended December 31, 2012, 2011 and 2010, we did not elect the fair value option for any financial instruments acquired for which the primary basis of accounting is not fair value.

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 – Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs primarily include certain U.S. Treasury securities and obligations of U.S. government corporations and agencies and Australian government and semi government securities.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs primarily include certain municipal and corporate bonds.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state and auction rate (backed by student loans) securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement.

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed throughout this process which includes reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. On a quarterly basis, we perform quality controls over values received from the pricing sources which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. We have not made any adjustments to the prices obtained from the independent pricing sources.

Assets and liabilities classified as Level 3 are as follows:

- Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities as observable inputs or value drivers are unavailable due to events described in Note 6 – "Investments" to our consolidated financial statements. Due to limited market information, we utilized a discounted cash flow ("DCF") model to derive an estimate of fair value of these assets at December 31, 2012 and 2011. The DCF model is based on the following key assumptions.

- Nominal credit risk as substantially all of the underlying collateral of these securities is ultimately guaranteed by the United States Department of Education;

- Time to liquidity through December 31, 2013;

- Continued receipt of contractual interest; and

- Discount rates ranging from 16.87% to 18.35%, which include a spread for liquidity risk.

Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.

Investment Portfolio

Our entire investment portfolio is classified as available-for-sale and is reported at fair value. The related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold.

Each quarter we perform reviews of our investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, we consider several factors including, but not limited to:

- our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery;

- extent and duration of the decline;

- failure of the issuer to make scheduled interest or principal payments;

- change in rating below investment grade; and

- adverse conditions specifically related to the security, an industry, or a geographic area.

Under the current guidance a debt security impairment is deemed other than temporary if we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During 2012, 2011 and 2010 we recognized OTTI losses in earnings of $2.3 million, $0.7 million and $9.6 million, respectively.

Risk Factors

Forward Looking Statements and Risk Factors

As used below, "we," "our" and "us" refer to MGIC Investment Corporation's consolidated operations or to MGIC Investment Corporation, as the context requires; "MGIC" refers to Mortgage Guaranty Insurance Corporation; and "MIC" refers to MGIC Indemnity Corporation.

Our actual results could be affected by the risk factors below. These risk factors are an integral part of this annual report. These risk factors may also cause actual results to differ materially from the results contemplated by forward looking statements that we may make. Forward looking statements consist of statements which relate to matters other than historical fact, including matters that inherently refer to future events. Among others, statements that include words such as "believe," "anticipate," "will" or "expect," or words of similar import, are forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. No reader of this annual report should rely on these statements being current at any time other than the time at which our Annual Report on Form 10-K for the year ended December 31, 2012 was filed with the Securities and Exchange Commission.

Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.

The insurance laws of 16 jurisdictions, including Wisconsin, our domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the "Capital Requirements." New insurance written in the jurisdictions that have Capital Requirements represented approximately 50% of new insurance written in 2011 and 2012. While formulations of minimum capital vary among jurisdictions, the most common formulation allows for a maximum risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if the percentage decrease in capital exceeds the percentage decrease in insured risk. Therefore, as capital decreases, the same dollar decrease in capital will cause a greater percentage decrease in capital and a greater increase in the risk-to-capital ratio. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires a minimum policyholder position ("MPP"). The "policyholder position" of a mortgage insurer is its net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums.

At December 31, 2012, MGIC's risk-to-capital ratio was 44.7 to 1, exceeding the maximum allowed by many jurisdictions, and its policyholder position was $640 million below the required MPP of $1.2 billion. We expect MGIC's risk-to-capital ratio to increase above its December 31, 2012 level. At December 31, 2012, the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 47.8 to 1. A higher risk-to-capital ratio on a combined basis may indicate that, in order for MGIC or MIC to continue to utilize reinsurance arrangements with its subsidiaries or subsidiaries of our holding company, additional capital contributions to the reinsurance affiliates could be needed. These reinsurance arrangements permit MGIC and MIC to write insurance with a higher coverage percentage than they could on their own under certain state-specific requirements.

Statement of Statutory Accounting Principles No. 101 ("SSAP No. 101") became effective January 1, 2012 and prescribed new standards for determining the amount of deferred tax assets that can be recognized as admitted assets for determining statutory capital. Under a permitted practice effective September 30, 2012 and until further notice, the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") has approved MGIC to report its net deferred tax asset as an admitted asset in an amount not to exceed 10% of surplus as regards policyholders, notwithstanding contrary provisions of SSAP No. 101. At December 31, 2012, had MGIC calculated its net deferred tax assets based on the provisions of SSAP No. 101, no deferred tax assets would have been admitted. Pursuant to the permitted practice, deferred tax assets of $63 million were included in statutory capital.

Although MGIC does not meet the Capital Requirements of Wisconsin, the OCI has waived them until December 31, 2013. In place of the Capital Requirements, the OCI Order containing the waiver of Capital Requirements (the "OCI Order") provides that MGIC can write new business as long as it maintains regulatory capital that the OCI determines is reasonably in excess of a level that would constitute a financially hazardous condition. The OCI Order requires MGIC Investment Corporation, through the earlier of December 31, 2013 and the termination of the OCI Order (the "Covered Period"), to make cash equity contributions to MGIC as may be necessary so that its "Liquid Assets" are at least $1 billion (this portion of the OCI Order is referred to as the "Keepwell Provision"). "Liquid Assets," which include those of MGIC as well as those held in certain of our subsidiaries, including our Australian subsidiaries, but excluding MIC and its reinsurance affiliates, are the sum of (i) the aggregate cash and cash equivalents, (ii) fair market value of investments and (iii) assets held in trusts supporting the obligations of captive mortgage reinsurers to MGIC. As of December 31, 2012, "Liquid Assets" were approximately $4.8 billion. Although we do not expect that MGIC's Liquid Assets will fall below $1 billion during the Covered Period, we do expect the amount of Liquid Assets to continue to decline materially after December 31, 2012 and through the end of the Covered Period as MGIC's claim payments and other uses of cash continue to exceed cash generated from operations. You should read the rest of these risk factors for additional information about factors that could negatively affect MGIC's Liquid Assets.

The OCI, in its sole discretion, may modify, terminate or extend its waiver of Capital Requirements, although any modification or extension of the Keepwell Provision requires our written consent. If the OCI modifies or terminates its waiver, or if it fails to renew its waiver upon expiration, depending on the circumstances, MGIC could be prevented from writing new business in all jurisdictions if MGIC does not comply with the Capital Requirements. We cannot assure you that MGIC could obtain the additional capital necessary to comply with the Capital Requirements. At present, the amount of additional capital we would need to comply with the Capital Requirements would be substantial. See "— Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock." If MGIC were prevented from writing new business in all jurisdictions, our insurance operations in MGIC would be in run-off (meaning no new loans would be insured but loans previously insured would continue to be covered, with premiums continuing to be received and losses continuing to be paid on those loans) until MGIC either met the Capital Requirements or obtained a necessary waiver to allow it to once again write new business. Furthermore, if the OCI revokes or fails to renew MGIC's waiver, MIC's ability to write new business would be severely limited because approval by Fannie Mae and Freddie Mac (the "GSEs") of MIC (discussed below) is conditioned upon the continued effectiveness of the OCI Order.

MGIC applied for waivers in the other jurisdictions with Capital Requirements and, at this time, has active waivers from seven of them. MIC is writing new business in the jurisdictions where MGIC does not have active waivers. As a result, MGIC and MIC are collectively writing business on a nationwide basis.

Insurance departments, in their sole discretion, may modify, terminate or extend their waivers of Capital Requirements. If an insurance department other than the OCI modifies or terminates its waiver, or if it fails to grant a waiver or renew its waiver after expiration, depending on the circumstances, MGIC could be prevented from writing new business in that particular jurisdiction. Also, depending on the level of losses that MGIC experiences in the future, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific Capital Requirements, may prevent MGIC from continuing to write new insurance in that jurisdiction. As discussed below, under certain conditions, this business would be written in MIC. You should read the rest of these risk factors for additional information about factors that could negatively affect MGIC's statutory capital and compliance with Capital Requirements.

MGIC's failure to meet the Capital Requirements to insure new business does not necessarily mean that MGIC does not have sufficient resources to pay claims on its insurance liabilities. While we believe that MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force on a timely basis, we cannot assure you that the events that led to MGIC failing to meet Capital Requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC's claims paying resources and claim obligations are based on various assumptions. These assumptions include the timing of the receipt of claims on loans in our delinquency inventory and future claims that we anticipate will ultimately be received, our anticipated rescission activity, premiums, housing values and unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about when anticipated claims will be received, housing values, and unemployment rates highly volatile in the sense that there is a wide range of reasonably possible outcomes. Our anticipated rescission activity is also subject to inherent uncertainty due to the difficulty of predicting the amount of claims that will be rescinded and the outcome of any legal proceedings or settlement discussions related to rescissions. You should read the rest of these risk factors for additional information about factors that could negatively affect MGIC's claims paying resources.

As part of our longstanding plan to write new business in MIC, a direct subsidiary of MGIC, MGIC has made capital contributions to MIC. As of December 31, 2012, MIC had statutory capital of $448 million. In the third quarter of 2012, we began writing new mortgage insurance in MIC on the same policy terms as MGIC, in those jurisdictions where we did not have active waivers of Capital Requirements for MGIC. In the second half of 2012, MIC's new insurance written was $2.4 billion, which includes business from certain jurisdictions for which new insurance is again being written in MGIC after it received the necessary waivers. We are currently writing new mortgage insurance in MIC in Florida, Idaho, Missouri, New Jersey, New York, North Carolina, Ohio and Puerto Rico. Approximately 19% of new insurance written in 2011 and 2012 was from jurisdictions in which MIC is currently writing business. We project MIC can write 100% of our new insurance for at least five years if MGIC is unable to write new business. This projection is based on the 18:1 risk-to-capital limitation prescribed by Freddie Mac's approval of MIC (discussed below) and assumes the mix and level of new insurance written in the future would be the same as we wrote in 2012. It also assumes MIC's GSE eligibility would extend throughout this period. If we had to write substantially more of our business in MIC and our levels of new insurance written were to increase materially, MIC may require additional capital to stay below Freddie Mac's prescribed risk-to-capital limitation or a waiver of that limitation may be required. MIC is licensed to write business in all jurisdictions and, subject to the conditions and restrictions discussed below, has received the necessary approvals from GSEs and the OCI to write business in all of the jurisdictions that have not waived their Capital Requirements for MGIC.

Under an agreement in place with Fannie Mae, as amended November 30, 2012, MIC will be eligible to write mortgage insurance through December 31, 2013, in those jurisdictions (other than Wisconsin) in which MGIC cannot write new insurance due to MGIC's failure to meet Capital Requirements and to obtain a waiver of them. MIC is also approved to write mortgage insurance for 60 days in jurisdictions that do not have Capital Requirements if a jurisdiction notifies MGIC that, due to its financial condition, it may no longer write new business. The agreement provides that Fannie Mae may, in its discretion, extend such approval to no later than December 31, 2013. The agreement with Fannie Mae, including certain conditions and restrictions to its continued effectiveness, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 30, 2012. Such conditions include the continued effectiveness of the OCI Order and the continued applicability of the Keepwell Provision of the OCI Order.

Under a letter from Freddie Mac that was amended and restated as of November 30, 2012, Freddie Mac approved MIC to write business only in those jurisdictions (other than Wisconsin) where either (a) MGIC is unable to write business because it does not meet the Capital Requirements and does not obtain waivers of them, or (b) MGIC received notice that it may not write business because of that jurisdiction's view of MGIC's financial condition. This approval of MIC, which may be withdrawn at any time, expires December 31, 2013, or earlier if a financial examination by the OCI determines that there is a reasonable probability that MGIC will be unable to honor claim obligations at any time in the five years after the examination, or if MGIC fails to honor claim payments. The approval from Freddie Mac, including certain conditions and restrictions to its continued effectiveness, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the SEC on November 30, 2012. Such conditions include requirements that MIC not exceed a risk-to-capital ratio of 18:1 (at December 31, 2012, MIC's risk-to-capital ratio was 1.2 to 1); MGIC and MIC comply with all terms and conditions of the OCI Order; the OCI Order remain effective; we contribute $100 million to MGIC on or before December 3, 2012 (which we did); MGIC enter into and comply with the payment terms of the settlement agreement with Freddie Mac and the FHFA dated December 1, 2012 (for more information about the settlement agreement, see "— We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future"); the OCI issue the order described in the next paragraph (which it did); and MIC provide MGIC access to the capital of MIC in an amount necessary for MGIC to maintain sufficient liquidity to satisfy its obligations under insurance policies issued by MGIC.

On November 29, 2012, the OCI issued an order, effective until December 31, 2013, establishing a procedure for MIC to pay a dividend to MGIC if either of the following two events occurs: (1) an OCI examination determines that there is a reasonable probability that MGIC will be unable to honor its policy obligations at any time during the five years after the examination, or (2) MGIC fails to honor its policy obligations that it in good faith believes are valid. If one of these events occurs, the OCI is to conduct a review (to be completed within 60 days after the triggering event) to determine the maximum single dividend MIC could prudently pay to MGIC for the benefit of MGIC's policyholders, taking account of the interests of MIC's policyholders and the general public and certain standards for dividends imposed by Wisconsin law. Upon the completion of the review, the OCI will authorize, and MIC will pay, such a dividend within 30 days.

We cannot assure you that the GSEs will approve or continue to approve MIC to write new business in all jurisdictions in which MGIC is unable to do so. If one GSE does not approve MIC in all jurisdictions in which MGIC is unable to write new business, MIC may be able to write insurance on loans that will be sold to the other GSE or retained by private investors. However, because lenders may not know which GSE will purchase their loans until mortgage insurance has been procured, lenders may be unwilling to procure mortgage insurance from MIC. Furthermore, if we are unable to write business on a nationwide basis utilizing a combination of MGIC and MIC, lenders may be unwilling to procure insurance from us anywhere. In addition, new insurance written can be influenced by a lender's assessment of the financial strength of our insurance operations. In this regard, see "— Competition or changes in our relationships with our customers could reduce our revenues or increase our losses."

The amount of insurance we write could be adversely affected if the definition of Qualified Residential Mortgage results in a reduction of the number of low down payment loans available to be insured or if lenders and investors select alternatives to private mortgage insurance.

The financial reform legislation that was passed in July 2010 (the "Dodd-Frank Act" or "Dodd-Frank") requires a securitizer to retain at least 5% of the risk associated with mortgage loans that are securitized, and in some cases the retained risk may be allocated between the securitizer and the lender that originated the loan. This risk retention requirement does not apply to mortgage loans that are Qualified Residential Mortgages ("QRMs") or that are insured by the FHA or another federal agency. In March 2011, federal regulators requested public comments on a proposed risk retention rule that includes a definition of QRM. The proposed definition of QRM contains many underwriting requirements, including a maximum loan-to-value ratio ("LTV") of 80% on a home purchase transaction, a prohibition on seller contributions toward a borrower's down payment or closing costs, and certain limits on a borrower's debt-to-income ratio. The LTV is to be calculated without including mortgage insurance. None of our new risk written in 2012 was on loans that would qualify as QRMs under the March 2011 proposed rules.

The regulators also requested public comments regarding an alternative QRM definition, the underwriting requirements of which would allow loans with a maximum LTV of 90% and higher debt-to-income ratios than allowed under the proposed QRM definition, and that may consider mortgage insurance in determining whether the LTV requirement is met. We estimate that approximately 22% of our new risk written in 2012 was on loans that would have met the alternative QRM definition. The regulators also requested that the public comments include information that may be used to assess whether mortgage insurance reduces the risk of default. We submitted a comment letter, including studies to the effect that mortgage insurance reduces the risk of default.

Under the proposed rule, because of the capital support provided by the U.S. Government, the GSEs satisfy the Dodd-Frank risk-retention requirements while they are in conservatorship. Therefore, under the proposed rule, lenders that originate loans that are sold to the GSEs while they are in conservatorship would not be required to retain risk associated with those loans. The public comment period for the proposed rule expired in August 2011. At this time we do not know when a final rule will be issued, although it was not expected that the final QRM rule would be issued until the final rule defining Qualified Mortgages ("QMs") (discussed below) was issued. The Consumer Financial Protection Bureau (the "CFPB") issued the final QM rule on January 10, 2013.

Depending on, among other things, (a) the final definition of QRM and its requirements for LTV, seller contributions and debt-to-income ratio, (b) to what extent, if any, the presence of mortgage insurance would allow for a higher LTV in the definition of QRM, and (c) whether lenders choose mortgage insurance for non-QRM loans, the amount of new insurance that we write may be materially adversely affected. For other factors that could decrease the demand for mortgage insurance, see "— If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues" and "— The implementation of the Basel III capital accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance."

As noted above, on January 10, 2013, the CFPB issued the final rule defining QM, in order to implement laws requiring lenders to consider a borrower's ability to repay a home loan before extending credit. The QM rule prohibits loans with certain features, such as negative amortization, points and fees in excess of 3% of the loan amount, and terms exceeding 30 years, from being considered QMs. The rule also establishes general underwriting criteria for QMs including that a borrower have a total debt-to-income ratio of less than or equal to 43%. The rule provides a temporary category of QMs that have more flexible underwriting requirements so long as they satisfy the general product feature requirements of QMs and so long as they meet the underwriting requirements of the GSEs or those of the U.S. Department of Housing and Urban Development, Department of Veterans Affairs or Rural Housing Service (collectively, "Other Federal Agencies"). The temporary category of QMs that meet the underwriting requirements of the GSEs or the Other Federal Agencies will phase out when the GSEs or the Other Federal Agencies issue their own qualified mortgage rules, if the GSEs' conservatorship ends, and in any case after seven years. We expect that most lenders will be reluctant to make loans that do not qualify as QMs because they will not be entitled to the presumptions about compliance with the ability-to-pay requirements. Given the credit characteristics presented to us, we estimate that 99% of our new risk written in 2012 was for mortgages that would have met the QM definition and 91% of our new risk written in 2012 was for mortgages that would have met the QM definition even without the temporary category allowed for mortgages that meet the GSEs' underwriting requirements. In making these estimates, we have not considered the limitation on points and fees because the information is not available to us. We do not believe such limitation would materially affect the percentage of our new risk written meeting the QM definition. The QM rule is scheduled to become effective in January 2014.

Alternatives to private mortgage insurance include:

- lenders using government mortgage insurance programs, including those of the Federal Housing Administration, or FHA, and the Veterans Administration,

- lenders and other investors holding mortgages in portfolio and self-insuring,

- investors using risk mitigation techniques other than private mortgage insurance, using other risk mitigation techniques in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and

- lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

The FHA substantially increased its market share beginning in 2008, and beginning in 2011, that market share began to gradually decline. We believe that the FHA's market share increased, in part, because private mortgage insurers tightened their underwriting guidelines (which led to increased utilization of the FHA's programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). In addition, federal legislation and programs provided the FHA with greater flexibility in establishing new products and increased the FHA's competitive position against private mortgage insurers. We believe that the FHA's current premium pricing, when compared to our current credit-tiered premium pricing (and considering the effects of GSE pricing changes), has allowed us to be more competitive with the FHA than in the recent past for loans with high FICO credit scores. We cannot predict, however, the FHA's share of new insurance written in the future due to, among other factors, different loan eligibility terms between the FHA and the GSEs; future increases in guarantee fees charged by the GSEs; changes to the FHA's annual premiums; and the total profitability that may be realized by mortgage lenders from securitizing loans through Ginnie Mae when compared to securitizing loans through Fannie Mae or Freddie Mac.

Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.

Substantially all of our insurance written is for loans sold to Fannie Mae and Freddie Mac. The business practices of the GSEs affect the entire relationship between them, lenders and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of the GSEs' charters (which may be changed by federal legislation), when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,
- the amount of loan level delivery fees (which result in higher costs to borrowers) that the GSEs assess on loans that require mortgage insurance,
- whether the GSEs influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,
- the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,
- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law,
- the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs,
- the terms that the GSEs require to be included in mortgage insurance policies for loans that they purchase, and
- the extent to which the GSEs intervene in mortgage insurers' rescission practices or rescission settlement practices with lenders. For additional information, see "— Our losses could increase if we do not prevail in proceedings challenging whether our rescissions were proper, we enter into material resolution arrangements or rescission rates decrease faster than we are projecting."

The FHFA is the conservator of the GSEs and has the authority to control and direct their operations. The increased role that the federal government has assumed in the residential mortgage market through the GSE conservatorship may increase the likelihood that the business practices of the GSEs change in ways that have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. The Dodd-Frank Act required the U.S. Department of the Treasury to report its recommendations regarding options for ending the conservatorship of the GSEs. This report was released in February 2011 and while it does not provide any definitive timeline for GSE reform, it does recommend using a combination of federal housing policy changes to wind down the GSEs, shrink the government's footprint in housing finance, and help bring private capital back to the mortgage market. In 2012, Members of Congress introduced several bills intended to scale back the GSEs, however, no legislation was enacted. As a result of the matters referred to above, it is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact on our business is uncertain. Most meaningful changes would require Congressional action to implement and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.

The GSEs have different loan purchase programs that allow different levels of mortgage insurance coverage. Under the "charter coverage" program, on certain loans lenders may choose a mortgage insurance coverage percentage that is less than the GSEs' "standard coverage" and only the minimum required by the GSEs' charters, with the GSEs paying a lower price for such loans. In 2011 and 2012, nearly all of our volume was on loans with GSE standard coverage. We charge higher premium rates for higher coverage percentages. To the extent lenders selling loans to the GSEs in the future choose charter coverage for loans that we insure, our revenues would be reduced and we could experience other adverse effects.

We may not continue to meet the GSEs' mortgage insurer eligibility requirements.

Substantially all of our insurance written is for loans sold to Fannie Mae and Freddie Mac, each of which has mortgage insurer eligibility requirements to maintain the highest level of eligibility, including a financial strength rating of Aa3/AA-. Because MGIC does not meet such financial strength rating requirements of Fannie Mae and Freddie Mac (its financial strength rating from Moody's is B2 with a negative outlook and from Standard & Poor's is B- with a negative outlook), MGIC is currently operating with each GSE as an eligible insurer under a remediation plan. We believe that the GSEs view remediation plans as a continuing process of interaction with a mortgage insurer and MGIC will continue to operate under a remediation plan for the foreseeable future. There can be no assurance that MGIC will be able to continue to operate as an eligible mortgage insurer under a remediation plan. In particular, the GSEs are currently in discussions with mortgage insurers regarding their standard mortgage insurer eligibility requirements. We also understand the FHFA and the GSEs are separately developing mortgage insurer capital standards that would replace the use of external credit ratings. The GSEs may include any new eligibility requirements as part of our current remediation plan. MIC's financial strength rating from Moody's is Ba3 with a negative outlook and from Standard & Poor's is B- with a negative outlook Therefore, MIC also does not meet the financial strength rating requirements of the GSEs and is currently operating with each GSE as an eligible insurer under the approvals discussed above. See "— Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis." If MGIC or MIC cease to be eligible to insure loans purchased by one or both of the GSEs, it would significantly reduce the volume of our new business writings.

We have reported net losses for the last six years, expect to continue to report annual net losses, and cannot assure you when we will return to profitability.

For the years ended December 31, 2012, 2011, 2010, 2009, 2008 and 2007, we had a net loss of $0.9 billion, $0.5 billion, $0.4 billion, $1.3 billion, $0.5 billion and $1.7 billion, respectively. We currently expect to continue to report annual net losses, the size of which will depend primarily on the amount of our incurred and paid losses from our business written prior to 2009. Our incurred and paid losses are dependent on factors that make prediction of their amounts difficult and any forecasts are subject to significant volatility. Although we currently expect to return to profitability on an annual basis, we cannot assure you when, or if, this will occur. Conditions that could delay our return to profitability include high unemployment rates, low cure rates, low housing values, changes to our current rescission practices and unfavorable resolution of ongoing legal proceedings. You should read the rest of these risk factors for additional information about factors that could increase our net losses in the future. The net losses we have experienced have eroded, and any future net losses will erode, our shareholders' equity and could result in equity being negative.

Our losses could increase if we do not prevail in proceedings challenging whether our rescissions were proper, we enter into material resolution arrangements or rescission rates decrease faster than we are projecting.

Prior to 2008, rescissions of coverage on loans were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of coverage on loans have materially mitigated our paid losses. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion; in 2011, rescissions mitigated our paid losses by approximately $0.6 billion; and in 2012, rescissions mitigated our paid losses by approximately $0.3 billion (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). In recent quarters, less than 10% of claims received in a quarter have been resolved by rescissions, down from the peak of approximately 28% in the first half of 2009.

Our loss reserving methodology incorporates our estimates of future rescissions and reversals of rescissions. Historically, the number of rescissions that we have reversed has been immaterial. A variance between ultimate actual rescission and reversal rates and our estimates, as a result of the outcome of claims investigations, litigation, settlements or other factors, could materially affect our losses. See "— Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves." We estimate rescissions mitigated our incurred losses by approximately $2.5 billion in 2009 and $0.2 billion in 2010. In 2011, we estimate that rescissions had no significant impact on our losses incurred. All of these figures include the benefit of claims not paid in the period as well as the impact of changes in our estimated expected rescission activity on our loss reserves in the period. In the fourth quarter of 2012, we estimate that our rescission benefit in loss reserves was reduced due to probable rescission settlement agreements and that other rescissions had no significant impact on our losses incurred in 2012. For more information about the rescission benefit in loss reserves, see Note 9 – "Loss Reserves" to our consolidated financial statements. For information about two settlements that we believe are probable, as defined in ASC 450-20, see "— We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future." The completion of those settlements, assuming they occur, may encourage other customers to seek remedies against us.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Under our policies, legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. For the majority of our rescissions since the beginning of 2009 that are not subject to a settlement agreement, this period in which a dispute may be brought has not ended. Until a liability associated with a settlement agreement or litigation becomes probable and can be reasonably estimated, we consider a rescission resolved for financial reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are sometimes unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not generally include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings.

In April 2011, Freddie Mac advised its servicers that they must obtain its prior approval for rescission settlements and Fannie Mae advised its servicers that they are prohibited from entering into such settlements. In addition, in April 2011, Fannie Mae notified us that we must obtain its prior approval to enter into certain settlements. Since those announcements, the GSEs have approved our settlement agreement with one customer and have rejected settlement agreements that were structured differently. We have reached and implemented settlement agreements that do not require GSE approval, but they have not been material in the aggregate.

As noted in "— We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future," we have been in mediation with Countrywide Home Loans ("Countrywide") concerning our dispute regarding rescissions and have made substantial progress in reaching an aggrement to settle it. In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. We continue to discuss with other customers their objections to material rescissions and have reached settlement terms with several of our significant customers. In connection with some of these settlement discussions, we have suspended rescissions related to loans that we believe could be included in potential settlements. As of December 31, 2012, approximately 240 rescissions, representing total potential claim payments of approximately $16 million, were affected by our decision to suspend rescissions for customers other than the two customers for which we consider a settlement agreement probable, as defined in ASC 450-20. Although it is reasonably possible that, when the discussions or legal proceedings with customers regarding rescissions are completed, there will be a conclusion or determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability.

We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future.

Consumers continue to bring lawsuits against home mortgage lenders and settlement service providers. Mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in December 2004, following denial of class certification in June 2004. Since December 2006, class action litigation has been brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. Beginning in December 2011, MGIC, various mortgage lenders and various other mortgage insurers have been named as defendants in twelve lawsuits, alleged to be class actions, filed in various U.S. District Courts. Three of those cases have previously been dismissed. The complaints in all nine of the remaining cases allege various causes of action related to the captive mortgage reinsurance arrangements of the mortgage lenders, including that the defendants violated RESPA by paying excessive premiums to the lenders' captive reinsurer in relation to the risk assumed by that captive. MGIC denies any wrongdoing and intends to vigorously defend itself against the allegations in the lawsuits. There can be no assurance that we will not be subject to further litigation under RESPA (or FCRA) or that the outcome of any such litigation, including the lawsuits mentioned above, would not have a material adverse effect on us.

Since June 2005, various state and federal regulators have also conducted investigations or requested information regarding captive mortgage reinsurance arrangements, including (1) a request received by MGIC in June 2005 from the New York Department of Financial Services for information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation; (2) the Minnesota Department of Commerce (the "MN Department"), which regulates insurance, began requesting information in February 2006, regarding captive mortgage reinsurance and certain other matters in response to which MGIC has provided information on several occasions, including as recently as May 2011; (3) various subpoenas received by MGIC beginning in March 2008 from the U.S. Department of Housing and Urban Development ("HUD"), seeking information about captive mortgage reinsurance similar to that requested by the MN Department, but not limited in scope to the state of

Minnesota; and (4) correspondence received by MGIC in January 2012 from the CFPB indicating that HUD had transferred authority to the CFPB to investigate captive reinsurance arrangements in the mortgage insurance industry and requesting, among other things, certain information regarding captive mortgage reinsurance transactions in which we participated. In June 2012, we received a Civil Investigative Demand ("CID") from the CFPB requiring additional information and documentation regarding captive mortgage reinsurance. We have met with, and expect to continue to meet with, the CFPB to discuss the CID and how to resolve its investigation. MGIC has also filed a petition to modify the CID which petition is currently pending. While MGIC believes it would have strong defenses to any claims the CFPB might bring against it as a result of the investigation, it continues to work with the CFPB to try to resolve the investigation and any concerns that the CFPB may have about MGIC's past and current captive reinsurance practices. If MGIC cannot resolve the concerns of the CFPB, it is possible that the CFPB would assert various RESPA and possibly other claims against it. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

Various regulators, including the CFPB, state insurance commissioners and state attorneys general may bring actions seeking various forms of relief, including civil penalties and injunctions against violations of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the eventual scope, duration or outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us. As noted above, in January 2013, the CFPB issued rules to implement laws requiring mortgage lenders to make ability-to-pay determinations prior to extending credit. We are uncertain whether the CFPB will issue any other rules or regulations that affect our business apart from any action it may take as a result of its investigation of captive mortgage reinsurance. Such rules and regulations could have a material adverse effect on us.

In October 2010, a purported class action lawsuit was filed against MGIC in the U.S. District Court for the Western District of Pennsylvania by a loan applicant on whose behalf a now-settled action we previously disclosed had been filed by the U.S. Department of Justice. In this lawsuit, the loan applicant alleged that MGIC discriminated against her and certain proposed class members on the basis of sex and familial status when MGIC underwrote their loans for mortgage insurance. In May 2011, the District Court granted MGIC's motion to dismiss with respect to all claims except certain Fair Housing Act claims. On November 29, 2012, the District Court granted final approval for a class action settlement of the lawsuit. The settlement created a settlement class of 265 borrowers. Under the terms of the settlement, MGIC deposited $500,000 into an escrow account to fund possible payments to affected borrowers. In addition, MGIC paid the named plaintiff an "incentive fee" of $7,500 and paid class counsels' fees of $337,500. Any funds remaining in the escrow account after payment of all claims approved under the procedures established by the settlement will be returned to MGIC.

We understand several law firms have, among other things, issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. We intend to defend vigorously any proceedings that may result from these investigations.

With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them.

We have made substantial progress in reaching an agreement with Countrywide to settle the dispute we have regarding rescissions. Since December 2009, we have been involved in legal proceedings with Countrywide in which Countrywide alleged that MGIC denied valid mortgage insurance claims. (In our SEC reports, we refer to rescissions of insurance and denials of claims collectively as "rescissions" and variations of that term.) In addition to the claim amounts it alleged MGIC had improperly denied, Countrywide contended it was entitled to other damages of almost $700 million as well as exemplary damages. We sought a determination in those proceedings that we were entitled to rescind coverage on the applicable loans. From January 1, 2008 through December 31, 2012, rescissions of coverage on Countrywide-related loans mitigated our paid losses on the order of $445 million. This amount is the amount we estimate we would have paid had the coverage not been rescinded. In addition, in connection with mediation we were holding with Countrywide, we voluntarily suspended rescissions related to loans that we believed could be covered by a settlement. As of December 31, 2012, coverage on approximately 2,150 loans, representing total potential claim payments of approximately $160 million, that we had determined was rescindable was affected by our decision to suspend such rescissions. While there can be no assurance that we will actually enter into a settlement agreement with Countrywide, we have determined that a settlement is probable.

We are also discussing a settlement with another customer. We have also determined that it is probable we will reach a settlement of our dispute with this customer. As of December 31, 2012, coverage on approximately 250 loans, representing total potential claim payments of approximately $17 million, was affected by our decision to suspend rescissions for that customer.

We are now able to reasonably estimate the probable loss associated with each probable settlement and, as required by ASC 450-20, we have recorded the estimated impact of the two probable settlements referred to above in our financial statements for the quarter ending December 31, 2012. The aggregate impact to loss reserves for the probable settlement agreements was an increase of approximately $100 million. This impact was somewhat offset by impacts to our return premium accrual and premium deficiency reserve. All of these impacts were reflected in the fourth quarter 2012 financial results. If we are not able to reach settlement with Countrywide, we intend to defend MGIC against any related legal proceedings, vigorously.

The flow policies at issue with Countrywide are in the same form as the flow policies that we use with all of our customers, and the bulk policies at issue vary from one another, but are generally similar to those used in the majority of our Wall Street bulk transactions. A settlement with Countrywide may encourage other customers to pursue remedies against us. From January 1, 2008 through December 31, 2012, we estimate that total rescissions mitigated our incurred losses by approximately $2.9 billion, which included approximately $2.9 billion of mitigation on paid losses, excluding $0.6 billion that would have been applied to a deductible. At December 31, 2012, we estimate that our total loss reserves were benefited from anticipated rescissions by approximately $0.2 billion.

Before paying a claim, we review the loan and servicing files to determine the appropriateness of the claim amount. All of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligations under our insurance policy, including the requirement to mitigate our loss by performing reasonable loss mitigation efforts or, for example, diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We call such reduction of claims submitted to us "curtailments." In

2012, curtailments reduced our average claim paid by approximately 4%. In addition, the claims submitted to us sometimes include costs and expenses not covered by our insurance policies, such as mortgage insurance premiums, hazard insurance premiums for periods after the claim date and losses resulting from property damage that has not been repaired. These other adjustments reduced claim amounts by less than the amount of curtailments.

After we pay a claim, servicers and insureds sometimes object to our curtailments and other adjustments. We review these objections if they are sent to us within 90 days after the claim was paid. Historically, we have not had material disputes regarding our curtailments or other adjustments. As part of our settlement discussions, Countrywide informed us that they object to approximately $40 million of curtailment and other adjustments. In connection with any settlement agreement with Countrywide, we expect we would enter into a separate agreement with them that would provide for a process to resolve this dispute. However, we do not believe a loss is probable regarding this curtailment dispute and have not accrued any reserves that would reflect an adverse outcome to this dispute. We intend to defend vigorously our position regarding the correctness of these curtailments under our insurance policy. Although we have not had other material objections to our curtailment and adjustment practices, there can be no assurances that we will not face additional challenges to such practices.

A non-insurance subsidiary of our holding company is a shareholder of the corporation that operates the Mortgage Electronic Registration System ("MERS"). Our subsidiary, as a shareholder of MERS, has been named as a defendant (along with MERS and its other shareholders) in nine lawsuits asserting various causes of action arising from allegedly improper recording and foreclosure activities by MERS. Three of those lawsuits remain pending and the other six lawsuits have been dismissed without an appeal. The damages sought in the remaining cases are substantial. We deny any wrongdoing and intend to defend ourselves against the allegations in the lawsuits, vigorously.

In addition to the matters described above, we are involved in other legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations.

Resolution of our dispute with the Internal Revenue Service could adversely affect us.

The Internal Revenue Service ("IRS") completed examinations of our federal income tax returns for the years 2000 through 2007 and issued assessments for unpaid taxes, interest and penalties related to our treatment of the flow-through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICs"). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS indicated that it did not believe that, for various reasons, we had established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. The IRS assessment related to the REMIC issue is $190.7 million in taxes and penalties. There would also be applicable interest which, when computed on the amount of the assessment, is substantial. Depending on the outcome of this matter, additional state income taxes along with any applicable interest may become due when a final resolution is reached and could also be substantial.

We appealed these assessments within the IRS and, in 2007, we made a payment of $65.2 million to the United States Department of the Treasury related to this assessment. In August 2010, we reached a tentative settlement agreement with the IRS which was not finalized. We currently expect to receive a statutory notice of deficiency (commonly referred to as a "90-day letter") for the disputed amounts after the first quarter of 2013. We would then be required to litigate their validity in order to avoid payment to the IRS of the entire amount assessed. Any such litigation could be lengthy and costly in terms of legal fees and related expenses. We continue to believe that our previously recorded tax provisions and liabilities are appropriate. However, we would need to make appropriate adjustments, which could be material, to our tax provision and liabilities if our view of the probability of success in this matter changes, and the ultimate resolution of this matter could have a material negative impact on our effective tax rate, results of operations, cash flows and statutory capital. In this regard, see "— Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis."

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods.

In accordance with accounting principles generally accepted in the United States, commonly referred to as GAAP, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is often referred to as "IBNR"). We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as such losses emerge.

Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent our best estimates of what we will actually pay on the loans in default as of the reserve date and incorporate anticipated mitigation from rescissions. We rescind coverage on loans and deny claims in cases where we believe our policy allows us to do so. Therefore, when establishing our loss reserves, unless we have determined that a loss is probable and can be reasonably estimated, we do not include additional loss reserves that would reflect an adverse development from ongoing dispute resolution proceedings. For more information regarding our legal proceedings , see "— We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future."

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Current conditions in the housing and mortgage industries make the assumptions that we use to establish loss reserves more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, a drop in housing values that could result in, among other things, greater losses on loans that have pool insurance, and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance, and mitigation from rescissions being materially less than assumed. Changes to our estimates could result in material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

We rely on our management team and our business could be harmed if we are unable to retain qualified personnel.

Our industry is undergoing a fundamental shift following the mortgage crisis: long-standing competitors have gone out of business and two newly capitalized, privately-held start-ups that are not encumbered with a portfolio of pre-crisis mortgages, have been formed. Former executives from other mortgage insurers have joined these two new competitors. In addition, in February 2013, a worldwide insurer and reinsurer with mortgage insurance operations in Europe announced that it was purchasing CMG Mortgage Insurance Company. Our success depends, in part, on the skills, working relationships and continued services of our management team and other key personnel. The departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to obtain other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individuals, or that a replacement could be hired on terms that are favorable to us. We currently have not entered into any employment agreements with our officers or key personnel. Volatility or lack of performance in our stock price may affect our ability to retain our key personnel or attract replacements should key personnel depart.

Loan modification and other similar programs may not continue to provide material benefits to us and our losses on loans that re-default can be higher than what we would have paid had the loan not been modified.

Beginning in the fourth quarter of 2008, the federal government, including through the Federal Deposit Insurance Corporation and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. During 2010, 2011 and 2012, we were notified of modifications that cured delinquencies that had they become paid claims would have resulted in approximately $3.2 billion, $1.8 billion and $1.2 billion, respectively, of estimated claim payments. As noted below, we cannot predict with a high degree of confidence what the ultimate re-default rate on these modifications will be. Although the recent re-default rate has been lower, for internal reporting purposes, we assume approximately 50% of these modifications will ultimately re-default, and those re-defaults may result in future claim payments. Because modifications cure the defaults with respect to the previously defaulted loans, our loss reserves do not account for potential re-defaults unless at the time the reserve is established, the re-default has already occurred. Based on information that is provided to us, most of the modifications resulted in reduced payments from interest rate and/or amortization period adjustments; less than 5% resulted in principal forgiveness.

One loan modification program is the Home Affordable Modification Program ("HAMP"). Some of HAMP's eligibility criteria relate to the borrower's current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP's three month "trial modification" period for the loan to be reported to us as a cured delinquency.

We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP. We are aware of approximately 9,300 loans in our primary delinquent inventory at December 31, 2012 for which the HAMP trial period has begun and which trial periods have not been reported to us as completed or cancelled. Through December 31, 2012 approximately 44,400 delinquent primary loans have cured their delinquency after entering HAMP and are not in default. In 2011 and 2012, approximately 18% and 17%, respectively, of our primary cures were the result of a modification, with HAMP accounting for approximately 70% of those modifications in each year. By comparison, in 2010, approximately 27% of our primary cures were the result of a modification, with HAMP accounting for approximately 60% of those modifications. We believe that we have realized the majority of the benefits from HAMP because the number of loans insured by us that we are aware are entering HAMP trial modification periods has decreased significantly since 2010. Recent announcements by the U.S. Treasury have extended the end date of the HAMP program through 2013, expanded the eligibility criteria of HAMP and increased lenders' incentives to modify loans through principal forgiveness. Approximately 66% of the loans in our primary delinquent inventory are guaranteed by the

GSEs. The GSEs have informed us that they already use expanded criteria (beyond the HAMP guidelines) for determining eligibility for loan modification and currently do not offer principal forgiveness. Therefore, we currently expect new loan modifications will continue to only modestly mitigate our losses in 2013.

In 2009, the GSEs began offering the Home Affordable Refinance Program ("HARP"). HARP allows borrowers who are not delinquent but who may not otherwise be able to refinance their loans under the current GSE underwriting standards, to refinance their loans. We allow the HARP refinances on loans that we insure, regardless of whether the loan meets our current underwriting standards, and we account for the refinance as a loan modification (even where there is a new lender) rather than new insurance written. To incent lenders to allow more current borrowers to refinance their loans, in October 2011, the GSEs and their regulator, FHFA, announced an expansion of HARP. The expansion includes, among other changes, releasing certain representations in certain circumstances benefitting the GSEs. We have agreed to allow these additional HARP refinances, including releasing the insured in certain circumstances from certain rescission rights we would have under our policy. While an expansion of HARP may result in fewer delinquent loans and claims in the future, our ability to rescind coverage will be limited in certain circumstances. We are unable to predict what net impact these changes may have on our incurred or paid losses. Approximately 11% of our primary insurance in force has benefitted from HARP and is still in force.

The effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a portion of a borrower's mortgage loan balance to be reduced in bankruptcy and if the borrower re-defaults after such reduction, then the amount we would be responsible to cover would be calculated after adding back the reduction. Unless a lender has obtained our prior approval, if a borrower's mortgage loan balance is reduced outside the bankruptcy context, including in association with a loan modification, and if the borrower re-defaults after such reduction, then under the terms of our policy the amount we would be responsible to cover would be calculated net of the reduction.

Eligibility under certain loan modification programs can also adversely affect us by creating an incentive for borrowers who are able to make their mortgage payments to become delinquent in an attempt to obtain the benefits of a modification. New notices of delinquency increase our incurred losses.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

The factors that affect the volume of low down payment mortgage originations include:

- restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues and risk-retention requirements associated with non-QRM loans affecting lenders,
- the level of home mortgage interest rates and the deductibility of mortgage interest for income tax purposes,
- the health of the domestic economy as well as conditions in regional and local economies,
- housing affordability,

- population trends, including the rate of household formation,
- the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and
- government housing policy encouraging loans to first-time homebuyers.

As noted above, in January 2013, the CFPB issued rules to implement laws requiring mortgage lenders to make ability-to-pay determinations prior to extending credit. We are uncertain whether this Bureau will issue any other rules or regulations that affect our business or the volume of low down payment home mortgage originations. Such rules and regulations could have a material adverse effect on our financial position or results of operations.

A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance, decrease our new insurance written and reduce our revenues. For other factors that could decrease the demand for mortgage insurance, see "— The amount of insurance we write could be adversely affected if the definition of Qualified Residential Mortgage results in a reduction of the number of low down payment loans available to be insured or if lenders and investors select alternatives to private mortgage insurance" and "— The implementation of the Basel III capital accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance."

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

As noted above, the FHA substantially increased its market share beginning in 2008 and beginning in 2011, that market share began to gradually decline. It is difficult to predict the FHA's future market share due to, among other factors, different loan eligibility terms between the FHA and the GSEs, future increases in guarantee fees charged by the GSEs, changes to the FHA's annual premiums, and the total profitability that may be realized by mortgage lenders from securitizing loans through Ginnie Mae when compared to securitizing loans through Fannie Mae or Freddie Mac.

In recent years, the level of competition within the private mortgage insurance industry has been intense as many large mortgage lenders reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. During 2011 and 2012, approximately 9% and 10%, respectively, of our new insurance written was for loans for which one lender was the original insured, although revenue from such loans was significantly less than 10% of our revenues during each of those periods. Our private mortgage insurance competitors include:

- Genworth Mortgage Insurance Corporation,
- United Guaranty Residential Insurance Company,
- Radian Guaranty Inc.,
- CMG Mortgage Insurance Company (whose owners have agreed to sell it to a worldwide insurer and reinsurer), and
- Essent Guaranty, Inc.

Until 2010 the mortgage insurance industry had not had new entrants in many years. In 2010, Essent Guaranty, Inc. began writing new mortgage insurance. Essent has publicly reported that one of our customers, JPMorgan Chase, is one of its investors. During 2012, another new company, NMI Holdings Inc., raised $550 million in order to enter the mortgage insurance business. NMI Holdings has been approved as an eligible mortgage insurer by the GSEs and we believe that NMI Holdings expects to launch its business in the second quarter of 2013. In addition, in February 2013, a worldwide insurer and reinsurer with mortgage insurance operations in Europe announced that it was purchasing CMG Mortgage Insurance Company. The perceived increase in credit quality of loans that are being insured today, the deterioration of the financial strength ratings of the existing mortgage insurance companies and the possibility of a decrease in the FHA's share of the mortgage insurance market may encourage additional new entrants.

PMI Mortgage Insurance Company and Republic Mortgage Insurance Company ceased writing business in 2011. Based on public disclosures, these competitors approximated slightly more than 20% of the private mortgage insurance industry volume in the first half of 2011. Most of the market share of these two former competitors has gone to other mortgage insurers and not to us because, among other reasons, some competitors have materially lower premiums than we do on single premium policies, one of these competitors also uses a risk weighted pricing model that typically results in lower premiums than we charge on certain loans and several of these competitors have streamlined their underwriting to be closely aligned with that of the GSEs. We continuously monitor the competitive landscape and make adjustments to our pricing and underwriting guidelines as warranted.

Our relationships with our customers could be adversely affected by a variety of factors, including tightening of and adherence to our underwriting guidelines, which have resulted in our declining to insure some of the loans originated by our customers and rescission of coverage on loans that affect the customer. We have ongoing discussions with lenders who are significant customers regarding their objections to our rescissions. In the fourth quarter of 2009, Countrywide commenced litigation against us as a result of its dissatisfaction with our rescission practices shortly after Countrywide ceased doing business with us. See "— We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future" for more information, including about the probable settlement of that litigation.

We believe many lenders assess a mortgage insurer's financial strength rating and risk-to-capital ratio as important elements of the process through which they select mortgage insurers. As a result of MGIC's and MIC's less than investment grade financial strength ratings and MGIC's risk-to-capital ratio level being above the maximum allowed by some jurisdictions, MGIC and MIC may be competitively disadvantaged with these lenders. MGIC's financial strength rating from Moody's is B2 with a negative outlook and from Standard & Poor's is B- with a negative outlook. MIC's financial strength rating from Moody's is Ba3 with a negative outlook and from Standard & Poor's is B- with a negative outlook. It is possible that MGIC's financial strength ratings could decline from these levels. MGIC's risk-to-capital ratio exceeds 25:1 and the applicable minimum capital requirement of certain states. We currently expect to continue to report a risk-to-capital ratio in excess of 25:1. Our risk-to-capital ratio will depend primarily on the level of incurred losses, any settlement with the IRS, and the volume of new risk written. Our incurred losses are dependent upon factors that make prediction of their amounts difficult and any forecasts are subject to significant volatility. Although we expect the risk-to-capital ratio to eventually decline, we cannot assure you of when, or if, this will occur. Conditions that could delay the decline in the risk-to-capital ratio include high unemployment rates, low cure rates, low housing values, changes to our current rescission practices, unfavorable resolution of ongoing legal proceedings and the volume of new insurance written in MIC.

Downturns in the domestic economy or declines in the value of borrowers' homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions, including an increase in unemployment, generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on and the cost of mortgage credit due to more stringent underwriting standards, liquidity issues and risk-retention requirements associated with non-QRM loans affecting lenders, higher interest rates generally or changes to the deductibility of mortgage interest for income tax purposes, or other factors. The residential mortgage market in the United States has for some time experienced a variety of poor or worsening economic conditions, including a material nationwide decline in housing values, with declines continuing into early 2012 in a number of geographic areas. Although housing values have recently been increasing in certain markets, they generally remain significantly below their early 2007 levels. Changes in housing values and unemployment levels are inherently difficult to forecast given the uncertainty in the current market environment, including uncertainty about the effect of actions the federal government has taken and may take with respect to tax policies, mortgage finance programs and policies, and housing finance reform.

The mix of business we write also affects the likelihood of losses occurring.

Even when housing values are stable or rising, mortgages with certain characteristics have higher probabilities of claims. These characteristics include loans with loan-to-value ratios over 95% (or in certain markets that have experienced declining housing values, over 90%), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or higher total debt-to-income ratios, as well as loans having combinations of higher risk factors. As of December 31, 2012, approximately 24.2% of our primary risk in force consisted of loans with loan-to-value ratios greater than 95%, 7.8% had FICO credit scores below 620, and 8.5% had limited underwriting, including limited borrower documentation, each attribute as determined at the time of loan origination. A material portion of these loans were written in 2005 — 2007 or the first quarter of 2008. In accordance with industry practice, loans approved by GSEs and other automated underwriting systems under "doc waiver" programs that do not require verification of borrower income are classified by us as "full documentation." For additional information about such loans, see footnote 4 to the table titled "Default Statistics for the MGIC Book" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2012.

From time to time, in response to market conditions, we change the types of loans that we insure and the guidelines under which we insure them. In addition, we make exceptions to our underwriting guidelines on a loan-by-loan basis and for certain customer programs. Together, the number of loans for which exceptions were made accounted for fewer than 5% of the loans we insured in 2011 and fewer than 2% of the loans we insured in 2012. A large percentage of the exceptions were made for loans with debt-to-income ratios slightly above our guidelines or financial reserves slightly below our guidelines. While the debt-to-income ratio contained in our guidelines exceeds the general requirements of the Qualified Mortgage ("QM") definition, it is within the underwriting guidelines of the GSEs. The rule containing the QM definition provides a temporary category of QMs that have more flexible underwriting requirements so long as they satisfy the general product feature requirements of QMs and so long as they meet the underwriting requirements of certain agencies, including the GSEs. For more information, see "— The amount of insurance we write could be adversely affected if the definition of Qualified Residential Mortgage results in a reduction of the number of low down payment loans available to be insured or if lenders and investors select alternatives to private mortgage insurance." Beginning in September 2009, we have made changes to our underwriting guidelines that have allowed certain loans to be eligible for insurance that were not eligible prior to those changes and we expect to continue to make changes in appropriate circumstances in the future. As noted above in "— Competition or changes in our relationships with our customers could reduce our revenues or increase our losses," in the first quarter of 2012, we made changes to streamline our underwriting guidelines and lowered our premium rates on loans with credit scores of 760 or higher. Our underwriting guidelines are available on our website at http://www.mgic.com/underwriting/index.html.

During the second quarter of 2012, we began writing a portion of our new insurance under an endorsement to our master policy that limits our ability to rescind coverage on loans that meet the conditions in that endorsement, which is filed as Exhibit 99.7 to our quarterly report on Form 10-Q for the quarter ended March 31, 2012 (filed with the SEC on May 10, 2012). Availability of the endorsement is subject to approval in specified jurisdictions. We estimate that approximately 33% of our new insurance written in the fourth quarter of 2012 and 41% of our new insurance written in December 2012, was written under this endorsement. We expect that eventually a significant portion of our new insurance written will have rescission terms equivalent to those in this endorsement.

As of December 31, 2012, approximately 2.2% of our primary risk in force written through the flow channel, and 27.5% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing ("ARMs"). In the current interest rate environment, interest rates resetting in the near future are unlikely to exceed the interest rates at origination. We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. If interest rates should rise between the time of origination of such loans and when their interest rates may be reset, claims on ARMs and adjustable rate mortgages whose interest rates may only be adjusted after five years would be substantially higher than for fixed rate loans. In addition, we have insured "interest-only" loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs. We believe claim rates on these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses even under our current underwriting guidelines. We do, however, believe that given the various changes in our underwriting guidelines that were effective beginning in the first quarter of 2008, our insurance written beginning in the second quarter of 2008 will generate underwriting profits.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

In January 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans included in Wall Street securitizations because the performance of such loans deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As of December 31, 2007 we established a premium deficiency reserve of approximately $1.2 billion. As of December 31, 2012, the premium deficiency reserve was $74 million, which reflects the present value of expected future losses and expenses that exceeds the present value of expected future premium and already established loss reserves on these bulk transactions.

We continue to experience material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. There can be no assurance that an additional premium deficiency reserve on Wall Street Bulk or on other portions of our insurance portfolio will not be required.

It is uncertain what effect the extended timeframes in the foreclosure process, due to moratoriums, suspensions or issues arising from the investigation of servicers' foreclosure procedures, will have on us.

In response to the significant increase in the number of foreclosures that began in 2009, various government entities and private parties have from time to time enacted foreclosure (or equivalent) moratoriums and suspensions (which we collectively refer to as moratoriums). In October 2010, a number of mortgage servicers temporarily halted some or all of the foreclosures they were processing after discovering deficiencies in their foreclosure processes and those of their service providers. In response to the deficiencies, some states changed their foreclosure laws to require additional review and verification of the accuracy of foreclosure filings. Some states also added requirements to the foreclosure process, including mediation processes and requirements to file new affidavits. Certain state courts have issued rulings calling into question the validity of some existing foreclosure practices. These actions halted or significantly delayed foreclosures. Furthermore five of the nation's largest mortgage servicers agreed to implement new servicing and foreclosure practices as part of a settlement announced in February 2012, with the federal government and the attorneys general of 49 states.

Past moratoriums or delays were designed to afford time to determine whether loans could be modified and did not stop the accrual of interest or affect other expenses on a loan, and we cannot predict whether any future moratorium or lengthened timeframes would do so. Therefore, unless a loan is cured during a moratorium or delay, at the completion of a foreclosure, additional interest and expenses may be due to the lender from the borrower. In some circumstances, our paid claim amount may include some additional interest and expenses. For moratoriums or delays resulting from investigations into servicers and other parties' actions in foreclosure proceedings, our willingness to pay additional interest and expenses may be different, subject to the terms of our mortgage insurance policies. The various moratoriums and extended timeframes may temporarily delay our receipt of claims and may increase the length of time a loan remains in our delinquent loan inventory.

We do not know what effect improprieties that may have occurred in a particular foreclosure have on the validity of that foreclosure, once it was completed and the property transferred to the lender. Under our policy, in general, completion of a foreclosure is a condition precedent to the filing of a claim. Beginning in 2011 and from time to time, various courts have ruled that servicers did not provide sufficient evidence that they were the holders of the mortgages and therefore they lacked authority to foreclose. Some courts in other jurisdictions have considered similar issues and reached similar conclusions, but other courts have reached different conclusions. These decisions have not had a direct impact on our claims processes or rescissions.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.

We depend on reliable, consistent third-party servicing of the loans that we insure. Over the last several years, the mortgage loan servicing industry has experienced consolidation. The resulting reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. In addition, current housing market trends have led to significant increases in the number of delinquent mortgage loans requiring servicing. These increases have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses, and have resulted in an increasing amount of delinquent loan servicing being transferred to specialty servicers. The transfer of servicing can cause a disruption in the servicing of delinquent loans. Future housing market conditions could lead to additional increases in delinquencies. Managing a substantially higher volume of non-performing loans could lead to increased disruptions in the servicing of mortgages. Investigations into whether servicers have acted improperly in foreclosure proceedings may further strain the resources of servicers.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

- mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force.

Our persistency rate was 79.8% at December 31, 2012, compared to 82.9% at December 31, 2011 and 84.4% at December 31, 2010. During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003.

Current mortgage interest rates are at or near historic lows. The high-quality mortgages insured by us in recent years that have not experienced significant declines in underlying home prices, are especially vulnerable to refinancing. Future premiums on our insurance in force represent a material portion of our claims paying resources. We are unsure what the impact on our revenues will be as mortgages are refinanced, because the number of policies we write for replacement mortgages may be more or less than the terminated policies associated with the refinanced mortgages.

Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock.

As noted above under "— Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis," we may need to raise additional equity capital. Any future issuance of equity securities may substantially dilute your ownership interest in our company. In addition, the market price of our common stock could decline as a result of sales of a large number of shares or similar securities in the market or the perception that such sales could occur.

We have $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures outstanding. The principal amount of the debentures is currently convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures. This represents an initial conversion price of approximately $13.50 per share. We have elected to defer the payment of approximately $17.5 million of interest on these debentures that was scheduled to be paid on October 1, 2012. We expect to defer additional interest in the future. If a holder elects to convert its debentures, the interest that has been deferred on the debentures being converted is also converted into shares of our common stock. The conversion rate for such deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert the associated debentures. We also have $345 million principal amount of 5% Convertible Senior Notes outstanding. The Convertible Senior Notes are convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.4186 shares per $1,000 principal amount at any time prior to the maturity date. This represents an initial conversion price of approximately $13.44 per share. We do not have the right to defer interest on these Convertible Senior Notes.

Our common stock could be delisted from the NYSE

The listing of our common stock on the New York Stock Exchange, or NYSE, is subject to compliance with NYSE's continued listing standards. Among other things, those standards require that the average closing price of our common stock during any consecutive 30-day trading period not fall below $1.00. Although we have not failed this standard, on three trading days in August 2012, the closing price of our stock fell below $1.00. If we are notified by the NYSE that we have not satisfied this stock price standard, then we would have a period of time in which to cure the deficiency, such as by effecting a reverse stock split. The NYSE can also, in its discretion, discontinue listing our common stock under certain circumstances. For example, if we cease writing new insurance, our common stock could be delisted from the NYSE unless we cure the deficiency during the time provided by the NYSE. If the NYSE were to delist our common stock, it likely would result in a significant decline in the trading price, trading volume and liquidity of our common stock. We also expect that the suspension and delisting of our common stock would lead to decreases in analyst coverage and market-making activity relating to our common stock, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for our shareholders to sell their shares of our common stock at prices comparable to those in effect prior to delisting or at all.

Our debt obligations materially exceed our holding company cash and investments

At December 31, 2012, we had approximately $315 million in cash and investments at our holding company and our holding company's debt obligations were $835 million in par value, consisting of $100 million of Senior Notes due in November 2015, $345 million of Convertible Senior Notes due in 2017, and $390 million of Convertible Junior Debentures due in 2063. Annual debt service on the debt outstanding as of December 31, 2012, is $58 million, including approximately $35 million on the Convertible Junior Debentures for which we have deferred the interest that was scheduled to be paid on October 1, 2012. Any deferred interest compounds at the stated rate of 9%.

The Senior Notes, Convertible Senior Notes and Convertible Junior Debentures are obligations of our holding company, MGIC Investment Corporation, and not of its subsidiaries. Our holding company has no material sources of cash inflows other than investment income. The payment of dividends from our insurance subsidiaries, which prior to raising capital in the public markets in 2008 and 2010 had been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. Since 2008, MGIC has not paid any dividends to our holding company. Through 2013, MGIC cannot pay any dividends to our holding company without approval from the OCI. In connection with the approval of MIC as an eligible mortgage insurer, Freddie Mac and Fannie Mae have imposed dividend restrictions on MGIC and MIC through December 31, 2013. Any additional capital contributions to our subsidiaries would further decrease our holding company cash and investments. See "Management's Discussion and Analysis—Financial Condition" above for information about capital that may be required by our non-insurance subsidiaries. See Note 8 – "Debt" to our consolidated financial statements for additional information about the holding company's debt obligations, including restrictive covenants in our Senior Notes and our right to defer interest on our Convertible Junior Debentures.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel III capital accord, or other changes to our customers' capital requirements, may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision (the "Basel Committee") developed the Basel Capital Accord (Basel I), which set out international benchmarks for assessing banks' capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II was implemented by many banks in the United States and many other countries in 2009 and 2010.

In December 2010, the Basel Committee released the nearly final version of Basel III. In June 2012, federal regulators requested public comments on proposed rules to implement Basel III. The proposed Basel III rules would increase the capital requirements of many banking organizations. Among other provisions, the proposed rules contain a range of risk weightings for residential mortgages held for investment by certain banking organizations, with the specific weighting dependent upon, among other things, a loan's LTV. Unlike previous Basel rules, the proposed Basel III rules do not consider mortgage insurance when calculating a loan's risk weighting. The rules, if implemented as proposed, may reduce the incentive of banking organizations to purchase mortgage insurance for loans held for investment. The proposed Basel III rules continue to afford FHA-insured loans and Ginnie Mae mortgage-backed securities ("MBS") a lower risk weighting than Fannie Mae and Freddie Mac MBS. Therefore, with respect to capital requirements, FHA-insured loans will continue to have a competitive advantage over loans insured by private mortgage insurance and then sold to and securitized by the GSEs. Public comments to the proposed rules were due by October 22, 2012. It is uncertain what form the final rules will take. We are continuing to evaluate the potential effects of the proposed Basel III rules on our business.

Our Australian operations may suffer significant losses.

We began international operations in Australia, where we started to write business in June 2007. Since 2008, we are no longer writing new business in Australia. Our existing risk in force in Australia is subject to the risks described in the general economic and insurance business-related factors discussed above. In addition to these risks, we are subject to a number of other risks from having deployed capital in Australia, including foreign currency exchange rate fluctuations and interest-rate volatility particular to Australia.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting using the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

PricewaterhouseCoopers LLP, an independent registered public accounting firm has audited the consolidated financial statements and effectiveness of internal control over financial reporting, as of December 31, 2012 as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
MGIC Investment Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP



Milwaukee, Wisconsin
March 1, 2013

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
December 31, 2012 and 2011

Consolidated Balance Sheets

	2012	2011
	(In thousands)	
ASSETS		
Investment portfolio (notes 6 and 7):		
Securities, available-for-sale, at fair value:		
Fixed maturities (amortized cost, 2012 - $4,185,937; 2011 - $5,700,894)	$ 4,227,339	$ 5,820,900
Equity securities	2,936	2,747
Total investment portfolio	4,230,275	5,823,647
Cash and cash equivalents	1,027,625	995,799
Accrued investment income	27,243	55,666
Reinsurance recoverable on loss reserves (note 11)	104,848	154,607
Reinsurance recoverable on paid losses	15,605	19,891
Premiums receivable	67,828	71,073
Home office and equipment, net	27,190	28,145
Deferred insurance policy acquisition costs	11,245	7,505
Other assets	62,465	59,897
Total assets	$ 5,574,324	$ 7,216,230
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loss reserves (notes 9 and 11)	$ 4,056,843	$ 4,557,512
Premium deficiency reserve (note 10)	73,781	134,817
Unearned premiums (note 11)	138,840	154,866
Senior notes (note 8)	99,910	170,515
Convertible senior notes (note 8)	345,000	345,000
Convertible junior debentures (note 8)	379,609	344,422
Other liabilities	283,401	312,283
Total liabilities	5,377,384	6,019,415
Contingencies (note 20)		
Shareholders' equity (note 15):		
Common stock (one dollar par value, shares authorized 680,000; shares issued 2012 and 2011 - 205,047; outstanding 2012 - 202,032; 2011 - 201,172)	205,047	205,047
Paid-in capital	1,135,296	1,135,821
Treasury stock (shares at cost 2012 - 3,015; 2011 - 3,875)	(104,959)	(162,542)
Accumulated other comprehensive (loss) income, net of tax (note 3)	(48,163)	30,124
Retained deficit	(990,281)	(11,635)
Total shareholders' equity	196,940	1,196,815
Total liabilities and shareholders' equity	$ 5,574,324	$ 7,216,230

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2012, 2011 and 2010

Consolidated Statements of Operations

	2012	2011	2010
	(In thousands, except per share data)		
Revenues:			
Premiums written:			
Direct	$ 1,049,549	$ 1,119,182	$ 1,169,081
Assumed (note 11)	2,425	(4,898)	3,090
Ceded (note 11)	(34,142)	(49,904)	(70,376)
Net premiums written	1,017,832	1,064,380	1,101,795
Decrease in unearned premiums	15,338	59,455	66,952
Net premiums earned (note 11)	1,033,170	1,123,835	1,168,747
Investment income, net of expenses (note 6)	121,640	201,270	247,253
Realized investment gains, net (note 6)	197,719	143,430	102,581
Total other-than-temporary impairment losses	(2,310)	(715)	(9,644)
Portion of losses recognized in other comprehensive income (loss), before taxes (note 3)	-	-	-
Net impairment losses recognized in earnings	(2,310)	(715)	(9,644)
Other revenue	28,145	36,459	11,588
Total revenues	1,378,364	1,504,279	1,520,525
Losses and expenses:			
Losses incurred, net (notes 9 and 11)	2,067,253	1,714,707	1,607,541
Change in premium deficiency reserve (note 10)	(61,036)	(44,150)	(51,347)
Amortization of deferred policy acquisition costs	7,452	6,880	7,062
Other underwriting and operating expenses, net	193,995	207,870	218,080
Interest expense (note 8)	99,344	103,271	98,589
Total losses and expenses	2,307,008	1,988,578	1,879,925
Loss before tax	(928,644)	(484,299)	(359,400)
(Benefit from) provision for income taxes (note 14)	(1,565)	1,593	4,335
Net loss	$ (927,079)	$ (485,892)	$ (363,735)
Loss per share (note 3):			
Basic	$ (4.59)	$ (2.42)	$ (2.06)
Diluted	$ (4.59)	$ (2.42)	$ (2.06)
Weighted average common shares outstanding - basic (note 3)	201,892	201,019	176,406
Weighted average common shares outstanding - diluted (note 3)	201,892	201,019	176,406
Dividends per share	$ -	$ -	$ -

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2012, 2011 and 2010

Consolidated Statements of Comprehensive Income

	2012	2011	2010
		(In thousands)	
Net Loss	$ (927,079)	$ (485,892)	$ (363,735)
Other comprehensive income (loss), net of tax (note 3):			
Unrealized holding (losses) gains for the period included in accumulated other comprehensive income (loss)	(12,646)	68,822	(7,534)
Less: net gains (losses) reclassified out of accumulated other comprehensive income (loss) into earnings for the period	66,013	47,765	61,540
Change in unrealized investment gains and losses (note 6)	(78,659)	21,057	(69,074)
Amortization related to benefit plans (note 13)	(1,221)	(12,862)	6,390
Foreign currency translation adjustment	1,593	(207)	10,665
Other comprehensive (loss) income, net of tax	(78,287)	7,988	(52,019)
Total comprehensive loss	$ (1,005,366)	$ (477,904)	$ (415,754)

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2010, 2011 and 2012

Consolidated Statements of Shareholders' Equity

	Common stock	Paid-in capital	Treasury stock	Accumulated other comprehensive income (loss) (note 3)	Retained earnings/(deficit)
			(In thousands)		
Balance, December 31, 2009	$ 130,163	$ 443,294	$ (269,738)	$ 74,155	$ 924,707
Net loss					(363,735)
Change in unrealized investment gains and losses, net	-	-	-	(69,074)	-
Common stock shares issued (note 15)	74,884	697,492	-	-	-
Reissuance of treasury stock, net	-	(14,425)	47,106	-	(35,410)
Equity compensation	-	12,581	-	-	-
Defined benefit plan adjustments, net	-	-	-	6,390	-
Unrealized foreign currency translation adjustment, net	-	-	-	10,665	-
Balance, December 31, 2010	$ 205,047	$ 1,138,942	$ (222,632)	$ 22,136	$ 525,562
Net loss					(485,892)
Change in unrealized investment gains and losses, net	-	-	-	21,057	-
Reissuance of treasury stock, net	-	(14,577)	60,090	-	(51,305)
Equity compensation	-	11,456	-	-	-
Defined benefit plan adjustments, net	-	-	-	(12,862)	-
Unrealized foreign currency translation adjustment, net	-	-	-	(207)	-
Balance, December 31, 2011	$ 205,047	$ 1,135,821	$ (162,542)	$ 30,124	$ (11,635)
Net loss	-	-	-	-	(927,079)
Change in unrealized investment gains and losses, net (note 6)	-	-	-	(78,659)	-
Reissuance of treasury stock, net (note 15)	-	(8,749)	57,583	-	(51,567)
Equity compensation (note 18)	-	8,224	-	-	-
Defined benefit plan adjustments, net (note 13)	-	-	-	(1,221)	-
Unrealized foreign currency translation adjustment, net	-	-	-	1,593	-
Balance, December 31, 2012	$ 205,047	$ 1,135,296	$ (104,959)	$ (48,163)	$ (990,281)

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flow

	2012	2011	2010
		(In thousands)	
Cash flows from operating activities:			
Net loss	$ (927,079)	$ (485,892)	$ (363,735)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and other amortization	100,135	84,828	60,882
Deferred tax benefit	(34)	(738)	(75)
Realized investment gains, net	(197,719)	(143,430)	(102,581)
Net investment impairment losses	2,310	715	9,644
Gain on repurchase on senior notes	(17,775)	(27,688)	-
Other	(21,026)	(14,218)	(13,646)
Change in certain assets and liabilities:			
Accrued investment income	28,423	14,639	9,523
Reinsurance recoverable on loss reserves	49,759	120,683	56,937
Reinsurance recoverable on paid losses	4,286	14,269	(24,863)
Premiums receivable	3,245	8,494	10,572
Deferred insurance policy acquisition costs	(3,740)	777	740
Real estate	(1,842)	4,599	(2,390)
Loss reserves	(500,669)	(1,326,659)	(820,819)
Premium deficiency reserve	(61,036)	(44,150)	(14,219)
Unearned premiums	(16,026)	(60,291)	(65,581)
Return premium	(11,700)	(28,300)	90,500
Income taxes payable (current)	1,888	(1,489)	293,681
Net cash used in operating activities	(1,568,600)	(1,883,851)	(875,430)
Cash flows from investing activities:			
Investment purchases:			
Equity securities	(132)	(126)	(156)
Fixed maturities	(5,025,204)	(4,393,471)	(5,225,794)
Proceeds from sale of:			
Equity securities	-	504	-
Fixed maturities	5,216,934	4,742,213	4,287,312
Proceeds from maturity of fixed maturities	1,461,955	1,407,325	740,959
Repayment of note receivable from joint ventures	-	-	83,500
Net (decrease) increase in payable for securities	(20)	(2,228)	2,275
Net cash provided by (used in) investing activities	1,653,533	1,754,217	(111,904)
Cash flows from financing activities:			
Repayment of long-term debt	(53,107)	(178,721)	(1,000)
Net proceeds from convertible senior notes	-	-	334,373
Common stock shares issued	-	-	772,376
Net cash (used in) provided by financing activities	(53,107)	(178,721)	1,105,749
Net increase (decrease) in cash and cash equivalents	31,826	(308,355)	118,415
Cash and cash equivalents at beginning of year	995,799	1,304,154	1,185,739
Cash and cash equivalents at end of year	$ 1,027,625	$ 995,799	$ 1,304,154

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Business

MGIC Investment Corporation is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC"), MGIC Indemnity Corporation ("MIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. We provide mortgage insurance to lenders throughout the United States and to government sponsored entities ("GSEs") to protect against loss from defaults on low down payment residential mortgage loans. Our principal product is primary mortgage insurance. Primary mortgage insurance may be written through the flow channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk channel, in which portfolios of loans are individually insured in single, bulk transactions. Prior to 2008, we wrote significant volume through the bulk channel, substantially all of which was Wall Street bulk business, which we discontinued writing in 2007. We have not written any business through the bulk channel since 2008. Prior to 2009, we also wrote pool mortgage insurance. Pool insurance generally covers the excess of the loss on a defaulted mortgage loan which exceeds the claim payment under the primary coverage, if primary insurance is required on that mortgage loan, as well as the total loss on a defaulted mortgage loan which did not require primary insurance. Pool insurance may have a stated aggregate loss limit for a pool of loans and may also have a deductible under which no losses are paid by the insurer until losses on the pool of loans exceed the deductible. Through certain other non-insurance subsidiaries, we also provide various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention. We began our international operations in Australia, where we started to write business in June 2007. Since 2008, we are no longer writing new business in Australia. Our Australian operations are included in our consolidated financial statements; however they are not material to our consolidated results.

At December 31, 2012, our direct domestic primary insurance in force was $162.1 billion, which represents the principal balance in our records of all mortgage loans that we insure, and our direct domestic primary risk in force was $41.7 billion, which represents the insurance in force multiplied by the insurance coverage percentage. Our direct pool risk in force at December 31, 2012 was approximately $1.3 billion ($0.4 billion on pool policies with aggregate loss limits and $0.9 billion on pool policies without aggregate loss limits). Our risk in force in Australia at December 31, 2012 was approximately $680 million which represents the risk associated with 100% coverage on the insurance in force. The mortgage insurance we provided in Australia only covers the unpaid loan balance after the sale of the underlying property.

Capital

The insurance laws of 16 jurisdictions, including Wisconsin, our domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the "Capital Requirements." New insurance written in the jurisdictions that have Capital Requirements represented approximately 50% of new insurance written in 2011 and 2012. While formulations of minimum capital vary among jurisdictions, the most common formulation allows for a maximum risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if the percentage decrease in capital exceeds the percentage decrease in insured risk. Therefore, as capital decreases, the same dollar decrease in capital will cause a greater percentage decrease in capital and a greater increase in the risk-to-capital ratio. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires a minimum policyholder position ("MPP"). The "policyholder position" of a mortgage insurer is its net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums.

At December 31, 2012, MGIC's risk-to-capital ratio was 44.7 to 1, exceeding the maximum allowed by many jurisdictions, and its policyholder position was $640 million below the required MPP of $1.2 billion. We expect MGIC's risk-to-capital ratio to increase above its December 31, 2012 level. At December 31, 2012, the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 47.8 to 1. A higher risk-to-capital ratio on a combined basis may indicate that, in order for MGIC or MIC to continue to utilize reinsurance arrangements with its subsidiaries or subsidiaries of our holding company, additional capital contributions to the reinsurance affiliates could be needed. These reinsurance arrangements permit MGIC and MIC to write insurance with a higher coverage percentage than they could on their own under certain state-specific requirements.

Statement of Statutory Accounting Principles No. 101 ("SSAP No. 101"), became effective January 1, 2012 and prescribed new standards for determining the amount of deferred tax assets that can be recognized as admitted assets for determining statutory capital. Under a permitted practice effective September 30, 2012 and until further notice, the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") has approved MGIC to report its net deferred tax asset as an admitted asset in an amount not to exceed 10% of surplus as regards policyholders, notwithstanding any contrary provisions of SSAP No. 101. At December 31, 2012, had MGIC calculated its net deferred tax assets based on the provisions of SSAP No. 101, no deferred tax assets would have been admitted. Pursuant to the permitted practice, deferred tax assets of approximately $63 million were included in statutory capital.

Although MGIC does not meet the Capital Requirements of Wisconsin, the OCI has waived them until December 31, 2013. In place of the Capital Requirements, the OCI Order containing the waiver of Capital Requirements (the "OCI Order") provides that MGIC can write new business as long as it maintains regulatory capital that the OCI determines is reasonably in excess of a level that would constitute a financially hazardous condition. The OCI Order requires MGIC Investment Corporation, through the earlier of December 31, 2013 and the termination of the OCI Order (the "Covered Period"), to make cash equity contributions to MGIC as may be necessary so that its "Liquid Assets" are at least $1 billion (this portion of the OCI Order is referred to as the "Keepwell Provision"). "Liquid Assets," which include those of MGIC as well as those held in certain of our subsidiaries, including our Australian subsidiaries, but excluding MIC and its reinsurance affiliates, are the sum of (i) the aggregate cash and cash equivalents, (ii) fair market value of investments and (iii) assets held in trusts supporting the obligations of captive mortgage reinsurers to MGIC. As of December 31, 2012, "Liquid Assets" were approximately $4.8 billion. Although we do not expect that MGIC's Liquid Assets will fall below $1 billion during the Covered Period, we do expect the amount of Liquid Assets to continue to decline materially after December 31, 2012 and through the end of the Covered Period as MGIC's claim payments and other uses of cash continue to exceed cash generated from operations. Factors that could negatively impact MGIC's Liquid Assets are discussed throughout the financial statement footnotes.

The OCI, in its sole discretion, may modify, terminate or extend its waiver of Capital Requirements, although any modification or extension of the Keepwell Provision requires our written consent. If the OCI modifies or terminates its waiver, or if it fails to renew its waiver upon expiration, depending on the circumstances, MGIC could be prevented from writing new business in all jurisdictions if MGIC does not comply with the Capital Requirements. We cannot assure you that MGIC could obtain the additional capital necessary to comply with the Capital Requirements. At present, the amount of additional capital we would need to comply with the Capital Requirements would be substantial. If MGIC were prevented from writing new business in all jurisdictions, our insurance operations in MGIC would be in run-off (meaning no new loans would be insured but loans previously insured would continue to be covered, with premiums continuing to be received and losses continuing to be paid on those loans) until MGIC either met the Capital Requirements or obtained a necessary waiver to allow it to once again write new business. Furthermore, if the OCI revokes or fails to renew MGIC's waiver, MIC's ability to write new business would be severely limited because the GSEs' approval of MIC (discussed below) is conditioned upon the continued effectiveness of the OCI Order.

MGIC applied for waivers in the other jurisdictions with Capital Requirements and, at this time, has active waivers from seven of them. MIC is writing new business in the jurisdictions where MGIC does not have active waivers. As a result, MGIC and MIC are collectively writing business on a nationwide basis.

Insurance departments, in their sole discretion, may modify, terminate or extend their waivers of Capital Requirements. If an insurance department other than the OCI modifies or terminates its waiver, or if it fails to grant a waiver or renew its waiver after expiration, depending on the circumstances, MGIC could be prevented from writing new business in that particular jurisdiction. Also, depending on the level of losses that MGIC experiences in the future, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific Capital Requirements, may prevent MGIC from continuing to write new insurance in that jurisdiction. As discussed below, under certain conditions, this business would be written in MIC. Factors that could negatively impact MGIC's statutory capital and compliance with Capital Requirements are discussed throughout the financial statement footnotes.

MGIC's failure to meet the Capital Requirements to insure new business does not necessarily mean that MGIC does not have sufficient resources to pay claims on its insurance liabilities. While we believe that MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force on a timely basis, we cannot assure you that the events that led to MGIC failing to meet Capital Requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC's claims paying resources and claim obligations are based on various assumptions. These assumptions include the timing of the receipt of claims on loans in our delinquency inventory and future claims that we anticipate will ultimately be received, our anticipated rescission activity, premiums, housing values and unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about when anticipated claims will be received, housing values, and unemployment rates highly volatile in the sense that there is a wide range of reasonably possible outcomes. Our anticipated rescission activity is also subject to inherent uncertainty due to the difficulty of predicting the amount of claims that will be rescinded and the outcome of any legal proceedings or settlement discussions related to rescissions. Factors that could negatively affect MGIC's claims paying resources are discussed throughout the financial statement footnotes.

As part of our longstanding plan to write new business in MIC, a direct subsidiary of MGIC, MGIC has made capital contributions to MIC. As of December 31, 2012, MIC had statutory capital of $448 million. In the third quarter of 2012, we began writing new mortgage insurance in MIC on the same policy terms as MGIC, in those jurisdictions where we did not have active waivers of Capital Requirements for MGIC. In the second half of 2012, MIC's new insurance written was $2.4 billion, which includes business from certain jurisdictions for which new insurance is again being written in MGIC after it received the necessary waivers. We project MIC can write 100% of our new insurance for at least five years if MGIC is unable to write new business. This projection is based on the 18:1 risk-to-capital limitation prescribed by Freddie Mac's approval of MIC (discussed below) and assumes the mix and level of new insurance written in the future would be the same as we wrote in 2012. It also assumes MIC's eligibility would extend throughout this period. We are currently writing new mortgage insurance in MIC in Florida, Idaho, Missouri, New Jersey, New York, North Carolina, Ohio and Puerto Rico. Approximately 19% of new insurance written in 2011 and 2012 was from jurisdictions in which MIC is currently writing business. If we had to write substantially more of our business in MIC and our levels of new insurance written were to increase materially, MIC may require additional capital to stay below Freddie Mac's prescribed risk-to-capital limit or a waiver of Freddie Mac's risk-to-capital limitation may be required. MIC is licensed to write business in all jurisdictions and, subject to the conditions and restrictions discussed below, has received the necessary approvals from the GSEs and the OCI to write business in all of the jurisdictions that have not waived their Capital Requirements for MGIC.

Under an agreement in place with Fannie Mae, as amended November 30, 2012, MIC will be eligible to write mortgage insurance through December 31, 2013, in those jurisdictions (other than Wisconsin) in which MGIC cannot write new insurance due to MGIC's failure to meet Capital Requirements and to obtain a waiver of them. MIC is also approved to write mortgage insurance for 60 days in jurisdictions that do not have Capital Requirements if a jurisdiction notifies MGIC that, due to its financial condition, it may no longer write new business. The agreement provides that Fannie Mae may, in its discretion, extend such approval to no later than December 31, 2013. The agreement with Fannie Mae contains certain conditions and restrictions to its continued effectiveness including the continued effectiveness of the OCI Order and the continued applicability of the Keepwell Provision of the OCI Order.

Under a letter from Freddie Mac that was amended and restated as of November 30, 2012, Freddie Mac approved MIC to write business only in those jurisdictions (other than Wisconsin) where either (a) MGIC is unable to write business because it does not meet the Capital Requirements and does not obtain waivers of them, or (b) MGIC received notice that it may not write business because of that jurisdiction's view of MGIC's financial condition. This approval of MIC, which may be withdrawn at any time, expires December 31, 2013, or earlier if a financial examination by the OCI determines that there is a reasonable probability that MGIC will be unable to honor claim obligations at any time in the five years after the examination, or if MGIC fails to honor claim payments. The approval from Freddie Mac, contains certain conditions and restrictions to its continued effectiveness, including requirements that MIC not exceed a risk-to-capital ratio of 18:1 (at December 31, 2012, MIC's risk-to-capital ratio was 1.2 to 1); MGIC and MIC comply with all terms and conditions of the OCI Order; the OCI Order remain effective; we contribute $100 million to MGIC on or before December 3, 2012 (which we did); MGIC enter into and comply with the payment terms of the settlement agreement with Freddie Mac and the FHFA dated December 1, 2012 (for more information about the settlement agreement, see Note 20 – "Litigation and Contingencies"); the OCI issue the order described in the next paragraph (which it did); and MIC provide MGIC access to the capital of MIC in an amount necessary for MGIC to maintain sufficient liquidity to satisfy its obligations under insurance policies issued by MGIC.

On November 29, 2012, the OCI issued an order, effective until December 31, 2013, establishing a procedure for MIC to pay a dividend to MGIC if either of the following two events occurs: (1) an OCI examination determines that there is a reasonable probability that MGIC will be unable to honor its policy obligations at any time during the five years after the examination, or (2) MGIC fails to honor its policy obligations that it in good faith believes are valid. If one of these events occurs, the OCI is to conduct a review (to be completed within 60 days after the triggering event) to determine the maximum single dividend MIC could prudently pay to MGIC for the benefit of MGIC's policyholders, taking account of the interests of MIC's policyholders and the general public and certain standards for dividends imposed by Wisconsin law. Upon the completion of the review, the OCI will authorize, and MIC will pay, such a dividend within 30 days.

We cannot assure you that the GSEs will approve or continue to approve MIC to write business in all jurisdictions in which MGIC is unable to do so. If one GSE does not approve MIC in all jurisdictions in which MGIC is unable to write new business, MIC may be able to write insurance on loans that will be sold to the other GSE or retained by private investors. However, because lenders may not know which GSE will purchase their loans until mortgage insurance has been procured, lenders may be unwilling to procure mortgage insurance from MIC. Furthermore, if we are unable to write business on a nationwide basis utilizing a combination of MGIC and MIC, lenders may be unwilling to procure insurance from us anywhere. In addition, new insurance written can be influenced by a lender's assessment of the financial strength of our insurance operations.

See additional disclosure regarding statutory capital in Note 17 – "Statutory Capital."

2. Basis of Presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"), as codified in the Accounting Standards Codification. In accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its majority-owned subsidiaries. All intercompany transactions have been eliminated.

3. Summary of Significant Accounting Policies

Fair Value Measurements

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

Level 1 – Quoted prices for identical instruments in active markets that we can access. Financial assets utilizing Level 1 inputs primarily include certain U.S. Treasury securities and obligations of U.S. government corporations and agencies and Australian government and semi government securities.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs primarily include certain municipal and corporate bonds.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state and auction rate (backed by student loans) securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement.

To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized by the independent pricing sources including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including data published in market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. Quality controls are performed by the independent pricing sources throughout this process, which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. This model combines all inputs to arrive at a value assigned to each security. In addition, on a quarterly basis, we perform quality controls over values received from the pricing sources which include reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. We have not made any adjustments to the prices obtained from the independent pricing sources.

Assets classified as Level 3 are as follows:

- Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities for which observable inputs or value drivers are unavailable due to events described in Note 6 – "Investments." Due to limited market information, we utilized a discounted cash flow ("DCF") model to derive an estimate of fair value of these assets at December 31, 2012 and 2011. The DCF model for estimating the fair value of the auction rate securities as of December 31, 2012 is based on the following key assumptions:

  - Nominal credit risk as substantially all of the underlying collateral of these securities is ultimately guaranteed by the United States Department of Education;
  - Time to liquidity through December 31, 2013;
  - Continued receipt of contractual interest; and
  - Discount rates ranging from 16.87% to 18.35%, which include a spread for liquidity risk.

  The spread for liquidity risk at December 31, 2012 increased significantly from September 30, 2012, due to our decision to consider offers from outside the auction process on our remaining two auction rate securities. These secondary market transactions have historically had a higher discount to par than transactions associated with the issuers or trustees.

- Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.

Investments

Our entire investment portfolio is classified as available-for-sale and is reported at fair value. The related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See Note 6 – "Investments.")

Each quarter we perform reviews of our investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, we consider several factors including, but not limited to:

- our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery;
- extent and duration of the decline;
- failure of the issuer to make scheduled interest or principal payments;
- change in rating below investment grade; and
- adverse conditions specifically related to the security, an industry, or a geographic area.

Under the current guidance a debt security impairment is deemed other than temporary if (1) we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or (2) we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security.

Home Office and Equipment

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, we use accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $51.3 million, $65.2 million and $62.9 million at December 31, 2012, 2011 and 2010, respectively. Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $1.9 million, $2.3 million and $2.9 million, respectively.

Deferred Insurance Policy Acquisition Costs

Costs directly associated with the successful acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). For each underwriting year of business, these costs are amortized to income in proportion to estimated gross profits over the estimated life of the policies. We utilize anticipated investment income in our calculation. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. If a premium deficiency exists, we reduce the related DAC by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the related DAC balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

Loss Reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when we receive notices of default on insured mortgage loans. We define a default as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported to us. Even though the accounting standard, Accounting Standards Codification ("ASC") 944, regarding accounting and reporting by insurance entities specifically excludes mortgage insurance from its guidance relating to loss reserves, we establish loss reserves using the general principles contained in the insurance standard. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loss reserves are established by estimating the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. Our loss estimates are established based upon historical experience, including rescission and loan modification activity. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claim rates and claim amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See Note 9 – "Loss Reserves.")

Premium Deficiency Reserve

After our loss reserves are initially established, we perform premium deficiency tests using our best estimate assumptions as of the testing date. Premium deficiency reserves are established, if necessary, when the present value of expected future losses and expenses exceeds the present value of expected future premium and already established reserves. The discount rate used in the calculation of the premium deficiency reserve was based upon our pre-tax investment yield at year-end. Products are grouped for premium deficiency purposes based on similarities in the way the products are acquired, serviced and measured for profitability.

Calculations of premium deficiency reserves require the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other factors, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries and these effects could be material. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings. (See Note 10 - "Premium Deficiency Reserve.")

Revenue Recognition

We write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. We have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender. Cancellations include rescissions and policies cancelled due to claim payment. When a policy is rescinded, all previously collected premium is returned to the lender and when a claim is paid we return any premium received since the date of default. The liability associated with our estimate of premium to be returned is accrued for separately and separate components of this liability are included in "Other liabilities" and "Premium deficiency reserves" on our consolidated balance sheet. Changes in these liabilities affect premiums written and earned and change in premium deficiency reserve, respectively. The actual return of premium for all periods affects premiums written and earned. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred insurance policy acquisition costs.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay. Fee income consists primarily of contract underwriting and related fee-based services provided to lenders and is included in "Other revenue" on the statement of operations.

Income Taxes

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. We review the need to establish a deferred tax asset valuation allowance on a quarterly basis. We analyze several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. As discussed in Note 14 –"Income Taxes," we have reduced our benefit from income tax through the recognition of a valuation allowance.

We provide for uncertain tax positions and the related interest and penalties based on our assessment of whether a tax benefit is more likely than not to be sustained under any examination by taxing authorities.

Benefit Plans

We have a non-contributory defined benefit pension plan covering substantially all employees, as well as a supplemental executive retirement plan. Retirement benefits are based on compensation and years of service. We recognize these retirement benefit costs over the period during which employees render the service that qualifies them for benefits. Our policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974.

We offer both medical and dental benefits for retired domestic employees, their eligible spouses and dependents until the retiree reaches the age of 65. Under the plan retirees pay a premium for these benefits. We accrue the estimated costs of retiree medical and dental benefits over the period during which employees render the service that qualifies them for benefits. Historically benefits were generally funded as they were due, however beginning in 2009 some benefits have been paid from the fund. The cost to us has not been significant. (See Note 13 – "Benefit Plans.")

Reinsurance

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Ceded unearned premiums are included in "Other assets." Amounts due from reinsurers on paid claims are reflected as "Reinsurance recoverable on paid losses." Ceded premiums payable are included in "Other liabilities." We remain liable for all reinsurance ceded. (See Note 11 – "Reinsurance.")

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated at the year-end exchange rates. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains and losses, net of deferred taxes, resulting from translation are included in accumulated other comprehensive income in stockholders' equity. Gains and losses resulting from transactions in a foreign currency are recorded in current period net income at the rate on the transaction date.

Share-Based Compensation

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. The fair value of awards classified as liabilities is remeasured at each reporting period until the award is settled. Awards under our plans generally vest over periods ranging from one to five years. (See Note 18 – "Share-based Compensation Plans.")

Earnings Per Share

Our basic EPS is based on the weighted average number of common shares outstanding, which excludes participating securities (with non-forfeitable rights to dividends) of 1.1 million, 1.1 million and 1.8 million, respectively, for the years ended December 31, 2012, 2011 and 2010 because they were anti-dilutive due to our reported net loss. Typically, diluted EPS is based on the weighted average number of common shares outstanding plus common stock equivalents which include certain stock awards, stock options and the dilutive effect of our convertible debt. In accordance with accounting guidance, if we report a net loss from continuing operations, then our diluted EPS is computed in the same manner as the basic EPS. In addition, if any common stock equivalents are anti-dilutive they are always excluded from the calculation. The following is a reconciliation of the weighted average number of shares; for the years ended December 31, 2012, 2011 and 2010, common stock equivalents of 61.7 million, 55.6 million and 47.4 million, respectively, were not included because they were anti-dilutive.

	Years Ended December 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Basic loss per share:			
Average common shares outstanding	201,892	201,019	176,406
Net loss	$ (927,079)	$ (485,892)	$ (363,735)
Basic loss per share	$ (4.59)	$ (2.42)	$ (2.06)
Diluted loss per share:			
Weighted-average shares - Basic	201,892	201,019	176,406
Common stock equivalents	-	-	-
Weighted-average shares - Diluted	201,892	201,019	176,406
Net loss	$ (927,079)	$ (485,892)	$ (363,735)
Diluted loss per share	$ (4.59)	$ (2.42)	$ (2.06)

Other Comprehensive Income

Our other comprehensive income for the years ended December 31, 2012, 2011 and 2010 was as follows:

	2012			
	Before tax	Tax effect	Valuation allowance	Net of tax
	(In thousands)			
Other comprehensive income (loss):				
Change in unrealized gains and losses on investments	$ (78,546)	$ 27,510	$ (27,623)	$ (78,659)
Amortization related to benefit plans	(1,221)	428	(428)	(1,221)
Unrealized foreign currency translation adjustment	2,452	(859)	-	1,593
Other comprehensive income (loss)	$ (77,315)	$ 27,079	$ (28,051)	$ (78,287)

	2011			
	Before tax	Tax effect	Valuation allowance	Net of tax
	(In thousands)			
Other comprehensive income (loss):				
Change in unrealized gains and losses on investments	$ 31,662	$ (10,605)	$ -	$ 21,057
Amortization related to benefit plans	(19,789)	6,927	-	(12,862)
Unrealized foreign currency translation adjustment	(318)	111	-	(207)
Other comprehensive income (loss)	$ 11,555	$ (3,567)	$ -	$ 7,988

	2010			
	Before tax	Tax effect	Valuation allowance	Net of tax
	(In thousands)			
Other comprehensive income (loss):				
Change in unrealized gains and losses on investments	$ (71,308)	$ 27,220	$ (24,986)	$ (69,074)
Amortization related to benefit plans	6,390	(2,236)	2,236	6,390
Unrealized foreign currency translation adjustment	15,615	(5,479)	529	10,665
Other comprehensive income (loss)	$ (49,303)	$ 19,505	$ (22,221)	$ (52,019)

See Note 14 – "Income Taxes" for a discussion of the valuation allowance.

Our total accumulated other comprehensive income was as follows:

	December 31,	
	2012	2011
	(In thousands)	
Unrealized gains (losses) on investments	$ 41,541	$ 120,087
Defined benefit plans	(71,804)	(70,582)
Foreign currency translation adjustment	32,747	30,294
Accumulated other comprehensive income, before tax	2,484	79,799
Tax effect (1)	(50,647)	(49,675)
Total accumulated other comprehensive (loss) income	$ (48,163)	$ 30,124

(1) Tax effect does not approximate 35% due to amounts of tax benefits not provided in various periods due to our tax valuation allowance.

Cash and Cash Equivalents

We consider money market funds and investments with original maturities of three months or less to be cash equivalents.

Subsequent Events

We have considered subsequent events through the date of this filing.

4. New Accounting Policies

In May 2011, new guidance was issued regarding fair value measurement. The guidance in the new standard is intended to harmonize the fair value measurement and disclosure requirements for accounting principles generally accepted in the United States ("GAAP") and International Financial Reporting Standards. Many of the changes in the standard represent clarifications to existing guidance, but the standard also includes some new guidance and new required disclosures. Our disclosures reflect the requirements of this new guidance beginning with the first quarter of 2012.

In June 2011, as amended in December 2011, new guidance was issued requiring entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity is eliminated. Our disclosures reflect the requirements of this new guidance beginning with the first quarter of 2012. Other provisions of this guidance regarding reclassifications out of other comprehensive income were finalized in February 2013. We are currently evaluating these additional provisions and intend to meet the new requirements beginning in the first quarter of 2013.

In October 2010, new guidance was issued on accounting for costs associated with acquiring or renewing insurance contracts. The new guidance changed how insurance companies account for acquisition costs, particularly in determining what costs are deferrable. The new requirements were effective beginning in the first quarter of 2012 and we have adopted them prospectively. Under the new guidance in effect, for the year ended December 31, 2012, we deferred $9.2 million of acquisition costs. For the year ended December 31, 2011, we deferred $5.2 million in acquisition costs and under the new guidance we would have deferred $7.2 million of such costs. Acquisition costs are not deferred on a statutory accounting basis; therefore this new guidance has no impact on our statutory capital.

5. Related Party Transactions

There were no related party transactions during 2012, 2011 or 2010.

6. Investments

The amortized cost, gross unrealized gains and losses and fair value of the investment portfolio at December 31, 2012 and 2011 are shown below.

December 31, 2012:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Fair Value
		(In thousands)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 863,282	$ 3,040	$ (71)	$ 866,251
Obligations of U.S. states and political subdivisions	795,935	16,965	(506)	812,394
Corporate debt securities (2)	1,792,646	15,470	(2,739)	1,805,377
Residential mortgage-backed securities	451,352	871	(1,314)	450,909
Commercial mortgage-backed securities	150,232	524	(414)	150,342
Debt securities issued by foreign sovereign governments	132,490	9,784	(208)	142,066
Total debt securities	4,185,937	46,654	(5,252)	4,227,339
Equity securities	2,797	139	-	2,936
Total investment portfolio	$ 4,188,734	$ 46,793	$ (5,252)	$ 4,230,275

December 31, 2011:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Fair Value
		(In thousands)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 592,108	$ 4,965	$ (36)	$ 597,037
Obligations of U.S. states and political subdivisions	2,255,192	74,918	(6,639)	2,323,471
Corporate debt securities (2)	2,007,720	32,750	(7,619)	2,032,851
Residential mortgage-backed securities	441,589	4,113	(285)	445,417
Commercial mortgage-backed securities	257,530	7,404	-	264,934
Debt securities issued by foreign sovereign governments	146,755	10,441	(6)	157,190
Total debt securities	5,700,894	134,591	(14,585)	5,820,900
Equity securities	2,666	82	(1)	2,747
Total investment portfolio	$ 5,703,560	$ 134,673	$ (14,586)	$ 5,823,647

(1) There were no other-than-temporary impairment losses recorded in other comprehensive income at December 31, 2012 and 2011.

(2) Includes investments in corporate asset-backed securities with a fair value of $324 million and $199 million at December 31, 2012 and 2011, respectively.

Our foreign investments primarily consist of the investment portfolio supporting our Australian domiciled subsidiary. This portfolio is comprised of Australian government and semi government securities, representing 88% of the market value of our foreign investments with the remaining 11% invested in corporate securities and 1% in cash equivalents. The The Australian portfolio is rated AAA, by one or more of the following major rating agencies: Moody's, Standard & Poor's and Fitch Ratings.

The amortized cost and fair values of debt securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most auction rate and mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

December 31, 2012	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$ 1,097,193	$ 1,099,383
Due after one year through five years	1,673,962	1,696,376
Due after five years through ten years	480,319	491,933
Due after ten years	315,765	321,282
	3,567,239	3,608,974
Residential mortgage-backed securities	451,352	450,909
Commercial mortgage-backed securities	150,232	150,342
Auction rate securities (1)	17,114	17,114
Total at December 31, 2012	$ 4,185,937	$ 4,227,339

(1) At December 31, 2012, 100% of auction rate securities had a contractual maturity greater than 10 years.

At December 31, 2012 and 2011, the investment portfolio had gross unrealized losses of $5.3 million and $14.6 million, respectively. For those securities in an unrealized loss position, the length of time the securities were in such a position, as measured by their month-end fair values, is as follows:

December 31, 2012	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 24,094	$ 71	$ -	$ -	$ 24,094	$ 71
Obligations of U.S. states and political subdivisions	156,111	505	1,006	1	157,117	506
Corporate debt securities	310,440	2,737	3,353	2	313,793	2,739
Residential mortgage- backed securities	315,000	982	19,939	332	334,939	1,314
Commercial mortgage- backed securities	72,689	414	-	-	72,689	414
Debt securities issued by foreign sovereign governments	14,695	208	-	-	14,695	208
Total investment portfolio	$ 893,029	$ 4,917	$ 24,298	$ 335	$ 917,327	$ 5,252

December 31, 2011	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 78,546	$ 36	$ -	$ -	$ 78,546	$ 36
Obligations of U.S. states and political subdivisions	188,879	837	137,965	5,802	326,844	6,639
Corporate debt securities	689,396	6,709	28,174	910	717,570	7,619
Residential mortgage-backed securities	120,405	285	-	-	120,405	285
Debt securities issued by foreign sovereign governments	484	6	-	-	484	6
Equity securities	-	-	33	1	33	1
Total investment portfolio	$ 1,077,710	$ 7,873	$ 166,172	$ 6,713	$ 1,243,882	$ 14,586

The unrealized losses in all categories of our investments at December 31, 2012 were primarily caused by the difference in interest rates at December 31, 2012, compared to interest rates at the time of purchase. At December 31, 2011, the securities in an unrealized loss position for 12 months or greater are primarily auction rate securities ("ARS") backed by student loans. See further discussion of these securities below. The unrealized losses in all categories of our investments were primarily caused by the difference in interest rates at December 31, 2011, compared to the interest rates at the time of purchase as well as the liquidity discount rate applied in our auction rate securities discounted cash flow model.

The fair value of our ARS backed by student loans was approximately $17 million and $170 million at December 31, 2012 and 2011, respectively. The two ARS we hold are collateralized by portfolios of student loans, both of which are ultimately 97% guaranteed by the United States Department of Education. At December 31, 2012, our remaining ARS portfolio was 100% AAA/Aaa-rated by one or more of the major rating agencies.

Under the current guidance a debt security impairment is deemed other than temporary if we either intend to sell the security, or it is more likely than not that we will be required to sell the security before recovery or we do not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During 2012 we recognized OTTI losses in earnings of $2.3 million, related to impairments on certain ARS, some of which were previously impaired in 2011. During 2011 we recognized OTTI losses in earnings of $0.7 million. During 2010 we recognized OTTI losses in earnings of $9.6 million. In 2010, our OTTI losses were primarily related to certain securities for which the expected cash flows are not sufficient to recover the amortized cost.

For the years ended December 31, 2012 and 2011, there were no credit losses recognized in earnings for which a portion of an OTTI loss was recognized in accumulated other comprehensive income (loss).

Net investment income is comprised of the following:

	2012	2011	2010
		(In thousands)	
Fixed maturities	$ 122,886	$ 202,301	$ 236,734
Equity securities	200	330	315
Cash equivalents	333	496	1,526
Interest on Sherman note	-	-	10,796
Other	782	926	1,081
Investment income	124,201	204,053	250,452
Investment expenses	(2,561)	(2,783)	(3,199)
Net investment income	$ 121,640	$ 201,270	$ 247,253

The net realized investment gains (losses), including impairment losses, and change in net unrealized appreciation (depreciation) of investments are as follows:

	2012	2011	2010
		(In thousands)	
Net realized investment gains (losses) on investments:			
Fixed maturities	$ 195,652	$ 142,284	$ 93,017
Equity securities	487	330	151
Joint ventures	-	-	(466)
Other	(730)	101	235
Total net realized investment gains	$ 195,409	$ 142,715	$ 92,937
Change in net unrealized appreciation (depreciation):			
Fixed maturities	$ (78,604)	$ 31,576	$ (71,304)
Equity securities	58	86	(4)
Other	-	-	-
Total change in net unrealized appreciation (depreciation)	$ (78,546)	$ 31,662	$ (71,308)

The gross realized gains, gross realized losses and impairment losses are as follows:

	2012	2011	2010
		(In thousands)	
Gross realized gains	$ 213,827	$ 158,659	$ 119,325
Gross realized losses	(16,108)	(15,229)	(16,278)
Impairment losses	(2,310)	(715)	(9,644)
Net realized gains on securities	195,409	142,715	93,403
Loss from joint ventures	-	-	(466)
Total net realized gains	$ 195,409	$ 142,715	$ 92,937

We had $21.4 million and $22.3 million of investments on deposit with various states at December 31, 2012 and 2011, respectively, due to regulatory requirements of those state insurance departments.

7. Fair Value Measurements

Fair value measurements for items measured at fair value included the following as of December 31, 2012 and 2011:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)			
December 31, 2012				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 866,251	$ 866,251	$ -	$ -
Obligations of U.S. states and political subdivisions	812,394	-	809,264	3,130
Corporate debt securities	1,805,377	-	1,788,263	17,114
Residential mortgage-backed securities	450,909	-	450,909	-
Commercial mortgage-backed securities	150,342	-	150,342	-
Debt securities issued by foreign sovereign governments	142,066	142,066	-	-
Total debt securities	4,227,339	1,008,317	3,198,778	20,244
Equity securities	2,936	2,615	-	321
Total investments	$ 4,230,275	$ 1,010,932	$ 3,198,778	$ 20,565
Real estate acquired (1)	$ 3,463	$ -	$ -	$ 3,463

(1) Real estate acquired through claim settlement, which is held for sale, is reported in Other Assets on the consolidated balance sheet.

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)			
December 31, 2011				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 597,037	$ 597,037	$ -	$ -
Obligations of U.S. states and political subdivisions	2,323,471	-	2,209,245	114,226
Corporate debt securities	2,032,851	1,455	1,971,168	60,228
Residential mortgage-backed securities	445,417	-	445,417	-
Commercial mortgage-backed securities	264,934	-	264,934	-
Debt securities issued by foreign sovereign governments	157,190	147,976	9,214	-
Total debt securities	5,820,900	746,468	4,899,978	174,454
Equity securities	2,747	2,426	-	321
Total investments	$ 5,823,647	$ 748,894	$ 4,899,978	$ 174,775
Real estate acquired (1)	$ 1,621	$ -	$ -	$ 1,621

(1) Real estate acquired through claim settlement, which is held for sale, is reported in Other Assets on the consolidated balance sheet.

There were no transfers of securities between Level 1 and Level 2 during 2012 or 2011.

For assets and liabilities measured at fair value using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances for the years ended December 31, 2012 and 2011 and 2010 is as follows:

	Obligations of U.S. States and Political Subdivisions	Corporate Debt Securities	Equity Securities	Total Investments	Real Estate Acquired
			(In thousands)		
Balance at December 31, 2011	$ 114,226	$ 60,228	$ 321	$ 174,775	$ 1,621
Total realized/unrealized gains (losses):					
Included in earnings and reported as realized investment gains (losses), net	(8,669)	(3,129)	-	(11,798)	-
Included in earnings and reported as net impairment losses recognized in earnings	-	(2,310)	-	(2,310)	-
Included in earnings and reported as losses incurred, net	-	-	-	-	(1,126)
Included in other comprehensive income	5,630	733	-	6,363	-
Purchases	27	-	-	27	11,991
Sales	(108,084)	(38,408)	-	(146,492)	(9,023)
Transfers into Level 3	-	-	-	-	-
Transfers out of Level 3	-	-	-	-	-
Balance at December 31, 2012	$ 3,130	$ 17,114	$ 321	$ 20,565	$ 3,463
Amount of total losses included in earnings for the year ended December 31, 2012 attributable to the change in unrealized losses on assets still held at December 31, 2012	$ -	$ -	$ -	$ -	$ -

	Obligations of U.S. States and Political Subdivisions	Corporate Debt Securities	Equity Securities	Total Investments	Real Estate Acquired
			(In thousands)		
Balance at December 31, 2010	$ 295,690	$ 70,053	$ 321	$ 366,064	$ 6,220
Total realized/unrealized gains (losses):					
Included in earnings and reported as realized investment gains (losses), net	(7,883)	200	-	(7,683)	-
Included in earnings and reported as net impairment losses recognized in earnings	-	(662)	-	(662)	-
Included in earnings and reported as losses incurred, net	-	-	-	-	(371)
Included in other comprehensive income	6,894	637	-	7,531	-
Purchases	-	-	-	-	5,279
Sales	(180,475)	(10,000)	-	(190,475)	(9,507)
Transfers into Level 3	-	-	-	-	-
Transfers out of Level 3	-	-	-	-	-
Balance at December 31, 2011	$ 114,226	$ 60,228	$ 321	$ 174,775	$ 1,621
Amount of total losses included in earnings for the year ended December 31, 2011 attributable to the change in unrealized losses on assets still held at December 31, 2011	$ -	$ -	$ -	$ -	$ -

	Obligations of U.S. States and Political Subdivisions	Corporate Debt Securities	Equity Securities	Total Investments	Real Estate Acquired
			(In thousands)		
Balance at December 31, 2009	$ 370,341	$ 129,338	$ 321	$ 500,000	$ 3,830
Total realized/unrealized gains (losses):					
Included in earnings and reported as realized investment gains (losses), net	-	(2,880)	-	(2,880)	-
Included in earnings and reported as net impairment losses recognized in earnings	-	(2,677)	-	(2,677)	-
Included in earnings and reported as losses incurred, net	-	-	-	-	(1,926)
Included in other comprehensive income	4,913	5,342	-	10,255	-
Purchases	-	-	-	-	15,606
Sales	(79,564)	(59,070)	-	(138,634)	(11,290)
Transfers into Level 3	-	-	-	-	-
Transfers out of Level 3	-	-	-	-	-
Balance at December 31, 2010	$ 295,690	$ 70,053	$ 321	$ 366,064	$ 6,220
Amount of total losses included in earnings for the year ended December 31, 2010 attributable to the change in unrealized losses on assets still held at December 31, 2010	$ -	$ -	$ -	$ -	$ -

Additional fair value disclosures related to our investment portfolio are included in Note 6 – "Investments." Fair value disclosures related to our debt are included in Note 8 – "Debt."

8. Debt

Senior Notes

At December 31, 2012 and 2011 we had outstanding $100.1 million and $171.0 million, respectively, of 5.375% Senior Notes due in November 2015. During 2012 we repurchased $70.9 million in par value of those Senior Notes. We recognized a gain on the repurchases of approximately $17.8 million, which is included in other revenue on the Consolidated Statements of Operations for the year ended December 31, 2012. During 2011 we repurchased $129.0 million in par value of these same Senior Notes. We recognized a gain on the repurchases of approximately $27.7 million, which is included in other revenue on the Consolidated Statements of Operations for the year ended December 31, 2011. Covenants in the Senior Notes include the requirement that there be no liens on the stock of the designated subsidiaries unless the Senior Notes are equally and ratably secured; that there be no disposition of the stock of designated subsidiaries unless all of the stock is disposed of for consideration equal to the fair market value of the stock; and that we and the designated subsidiaries preserve our corporate existence, rights and franchises unless we or any such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Senior Notes. A designated subsidiary is any of our consolidated subsidiaries which has shareholders' equity of at least 15% of our consolidated shareholders' equity. We were in compliance with all covenants at December 31, 2012.

If we fail to meet any of the covenants of the Senior Notes; there is a failure to pay when due at maturity, or a default results in the acceleration of maturity of, any of our other debt in an aggregate amount of $40 million or more; or we fail to make a payment of principal on the Senior Notes when due or a payment of interest on the Senior Notes within thirty days after due and we are not successful in obtaining an agreement from holders of a majority of the Senior Notes to change (or waive) the applicable requirement or payment default, then the holders of 25% or more of our Senior Notes would have the right to accelerate the maturity of those notes. In addition, the trustee of the Senior Notes could, independent of any action by holders of Senior Notes, accelerate the maturity of the Senior Notes. The amounts we owe under the Senior Notes would also be accelerated upon certain bankruptcy or insolvency-related events involving our holding company, including certain events involving the appointment of a custodian, receiver, liquidator, assignee, trustee or other similar official (collectively, an "Insolvency Official") of our holding company or any substantial part of its property or the consent of our holding company to such an appointment. The description above is not intended to be complete in all respects. Moreover, the description is qualified in its entirety by the terms of the notes, which are contained in the Indenture, dated as of October 15, 2000, between us and U.S. Bank, National Association, as trustee, and in an Officer's Certificate dated as of October 4, 2005, which specifies the interest rate, maturity date and other terms of the Senior Notes.

Interest payments on the Senior Notes outstanding at the beginning of 2012 were $7.4 million and $14.9 million for the years ended December 31, 2012 and 2011, respectively. For the year ended December 31, 2011 we also had interest payments of $4.4 million related to Senior Notes repaid in 2011.

Convertible Senior Notes

At December 31, 2012 and 2011 we had outstanding $345 million principal amount of 5% Convertible Senior Notes due in 2017. Interest on the Convertible Senior Notes is payable semi-annually in arrears on May 1 and November 1 of each year. The Convertible Senior Notes will mature on May 1, 2017, unless earlier converted by the holders or repurchased by us. Covenants in the Convertible Senior Notes include a requirement to notify holders in advance of certain events and that we and the designated subsidiaries (defined above) preserve our corporate existence, rights and franchises unless we or any such subsidiary determines that such preservation is no longer necessary in the conduct of its business and that the loss thereof is not disadvantageous to the Convertible Senior Notes.

If we fail to meet any of the covenants of the Convertible Senior Notes; there is a failure to pay when due at maturity, or a default results in the acceleration of maturity of, any of our other debt in an aggregate amount of $40 million or more; a final judgment for the payment of $40 million or more (excluding any amounts covered by insurance) is rendered against us or any of our subsidiaries which judgment is not discharged or stayed within certain time limits; or we fail to make a payment of principal on the Convertible Senior Notes when due or a payment of interest on the Convertible Senior Notes within thirty days after due and we are not successful in obtaining an agreement from holders of a majority of the Convertible Senior Notes to change (or waive) the applicable requirement or payment default, then the holders of 25% or more of the Convertible Senior Notes would have the right to accelerate the maturity of those notes. In addition, the trustee of the Convertible Senior Notes could, independent of any action by holders, accelerate the maturity of the Convertible Senior Notes. The amounts we owe under the Convertible Senior Notes would also be accelerated upon certain bankruptcy or insolvency-related events involving our holding company or a Significant Subsidiary, including the failure to have dismissed or stayed a petition seeking relief under bankruptcy or insolvency laws or the consent of our holding company or a Significant Subsidiary to the appointment of an Insolvency Official for all or substantially all of their respective property. "Significant Subsidiary" is defined in Regulation S-X under the Securities Act of 1933 and is measured as of the most recently completed fiscal year. As of December 31, 2012, MGIC and MGIC Reinsurance Corporation of Wisconsin were our Significant Subsidiaries.

The Convertible Senior Notes are convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.4186 shares per $1,000 principal amount at any time prior to the maturity date. This represents an initial conversion price of approximately $13.44 per share. These Convertible Senior Notes will be equal in right of payment to our existing Senior Notes, discussed above, and will be senior in right of payment to our existing Convertible Junior Debentures, discussed below. Debt issuance costs are being amortized to interest expense over the contractual life of the Convertible Senior Notes. The provisions of the Convertible Senior Notes are complex. The description above is not intended to be complete in all respects. Moreover, that description is qualified in its entirety by the terms of the notes, which are contained in the Supplemental Indenture, dated as of April 26, 2010, between us and U.S. Bank National Association, as trustee, and the Indenture dated as of October 15, 2000, between us and the trustee.

Interest payments on the Convertible Senior Notes were $17.3 million in each of the years ended December 31, 2012 and 2011.

Convertible Junior Subordinated Debentures

At December 31, 2012 and 2011 we had outstanding $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures due in 2063 (the "debentures"). The debentures have an effective interest rate of 19% that reflects our non-convertible debt borrowing rate at the time of issuance. At December 31, 2012 and 2011 the amortized value of the principal amount of the debentures is reflected as a liability on our consolidated balance sheet of $379.6 million and $344.4 million, respectively, with the unamortized discount reflected in equity. The debentures rank junior to all of our existing and future senior indebtedness.

Violations of the covenants under the Indenture governing the debentures, including covenants to provide certain documents to the trustee, are not events of default under the Indenture and would not allow the acceleration of amounts that we owe under the debentures. Similarly, events of default under, or acceleration of, any of our other obligations, including those described above, would not allow the acceleration of amounts that we owe under the debentures. However, if we fail to pay principal or interest when due under the debentures, then the holders of 25% or more of the debentures would have the right to accelerate the maturity of them. In addition, the trustee of the debentures could, independent of any action by holders, accelerate the maturity of the debentures. The amounts we owe under the Convertible Junior Subordinated Debentures would also be accelerated upon certain bankruptcy or insolvency-related events involving our holding company, including the appointment of a custodian of it or any substantial part of its properties.

Interest on the debentures is payable semi-annually in arrears on April 1 and October 1 of each year. As long as no event of default with respect to the debentures has occurred and is continuing, we may defer interest, under an optional deferral provision, for one or more consecutive interest periods up to ten years without giving rise to an event of default. Deferred interest will accrue additional interest at the rate then applicable to the debentures. During an optional deferral period we may not pay or declare dividends on our common stock.

On September 11, 2012, we sent notice to the holders of record of our debentures that we were deferring to October 1, 2022, the interest payment of $17.5 million that was scheduled to be paid on October 1, 2012. During this 10-year deferral period the deferred interest will continue to accrue and compound semi-annually to the extent permitted by applicable law at an annual rate of 9%.

When interest on the debentures is deferred, we are required, not later than a specified time, to use reasonable commercial efforts to begin selling qualifying securities to persons who are not our affiliates.

The specified time is one business day after we pay interest on the debentures that was not deferred, or if earlier, the fifth anniversary of the scheduled interest payment date on which the deferral started. Qualifying securities are common stock, certain warrants and certain non-cumulative perpetual preferred stock. The requirement to use such efforts to sell such securities is called the Alternative Payment Mechanism.

The net proceeds of Alternative Payment Mechanism sales are to be applied to the payment of deferred interest, including the compound portion. We cannot pay deferred interest other than from the net proceeds of Alternative Payment Mechanism sales, except at the final maturity of the debentures or at the tenth anniversary of the start of the interest deferral. The Alternative Payment Mechanism does not require us to sell common stock or warrants before the fifth anniversary of the interest payment date on which that deferral started if the net proceeds (counting any net proceeds of those securities previously sold under the Alternative Payment Mechanism) would exceed the 2% cap. The 2% cap is 2% of the average closing price of our common stock times the number of our outstanding shares of common stock. The average price is determined over a specified period ending before the issuance of the common stock or warrants being sold, and the number of outstanding shares is determined as of the date of our most recent publicly released financial statements.

We are not required to issue under the Alternative Payment Mechanism a total of more than 10 million shares of common stock, including shares underlying qualifying warrants. In addition, we may not issue under the Alternative Payment Mechanism qualifying preferred stock if the total net proceeds of all issuances would exceed 25% of the aggregate principal amount of the debentures.

The Alternative Payment Mechanism does not apply during any period between scheduled interest payment dates if there is a "market disruption event" that occurs over a specified portion of such period. Market disruption events include any material adverse change in domestic or international economic or financial conditions.

The provisions of the debentures are complex. The description above is not intended to be complete in all respects. Moreover, that description is qualified in its entirety by the terms of the debentures, which are contained in the Indenture, dated as of March 28, 2008, between us and U.S. Bank National Association, as trustee.

We may redeem the debentures prior to April 6, 2013, in whole but not in part, only in the event of a specified tax or rating agency event, as defined in the Indenture. In any such event, the redemption price will be equal to the greater of (1) 100% of the principal amount of the debentures being redeemed and (2) the applicable make-whole amount, as defined in the Indenture, in each case plus any accrued but unpaid interest. On or after April 6, 2013, we may redeem the debentures in whole or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the debentures being redeemed, plus any accrued and unpaid interest, if the closing sale price of our common stock exceeds 130% of the then prevailing conversion price of the debentures for at least 20 of the 30 trading days preceding notice of the redemption. We will not be able to redeem the debentures, other than in the event of a specified tax event or rating agency event, during an optional deferral period.

The debentures are currently convertible, at the holder's option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures at any time prior to the maturity date. This represents an initial conversion price of approximately $13.50 per share. If a holder elects to convert their debentures, deferred interest owed on the debentures being converted is also converted into shares of our common stock. The conversion rate for any deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert. In lieu of issuing shares of common stock upon conversion of the debentures occurring after April

6, 2013, we may, at our option, make a cash payment to converting holders equal to the value of all or some of the shares of our common stock otherwise issuable upon conversion.

Interest payments on the debentures were $17.5 million for the year ended December 31, 2012 and $35.1 million for the year ended December 31, 2011.

All Debt

The par value and fair value of our debt at December 31, 2012 and 2011 appears in the table below.

	Par Value	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)		
December 31, 2012					
Liabilities:					
Senior Notes	$ 100,118	$ 79,594	$ 79,594	$ -	$ -
Convertible Senior Notes	345,000	242,880	242,880	-	-
Convertible Junior Subordinated Debentures	389,522	173,096	-	173,096	-
Total Debt	$ 834,640	$ 495,570	$ 322,474	$ 173,096	$ -
December 31, 2011					
Liabilities:					
Senior Notes	$ 171,000	$ 116,708	$ 116,708	$ -	$ -
Convertible Senior Notes	345,000	202,256	202,256	-	-
Convertible Junior Subordinated Debentures	389,522	189,648	-	189,648	-
Total Debt	$ 905,522	$ 508,612	$ 318,964	$ 189,648	$ -

The fair value of our Senior Notes and Convertible Senior Notes was determined using publicly available trade information and are considered Level 1 securities as described in Note 7 – "Fair Value Measurements." The fair value of our debentures was determined using available pricing for these debentures or similar instruments and are considered Level 2 securities as described in Note 7 – "Fair Value Measurements."

The Senior Notes, Convertible Senior Notes and Convertible Junior Debentures are obligations of our holding company, MGIC Investment Corporation, and not of its subsidiaries. At December 31, 2012, we had approximately $315 million in cash and investments at our holding company. The net unrealized gains on our holding company investment portfolio were approximately $2 million at December 31, 2012. The modified duration of the holding company investment portfolio, excluding cash and cash equivalents, was 2.2 years at December 31, 2012.

9. Loss Reserves

As described in Note 3 – "Summary of Significant Accounting Policies," we establish reserves to recognize the estimated liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. Loss reserves are established by estimating the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity.

Estimation of losses is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy, including unemployment, and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could result in, among other things, greater losses on loans that have pool insurance, and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance, and mitigation from rescissions being materially less than assumed. Changes to our estimates could result in a material impact to our results of operations and capital position, even in a stable economic environment.

The following table provides a reconciliation of beginning and ending loss reserves for each of the past three years:

	2012	2011	2010
		(In thousands)	
Reserve at beginning of year	$ 4,557,512	$ 5,884,171	$ 6,704,990
Less reinsurance recoverable	154,607	275,290	332,227
Net reserve at beginning of year (1)	4,402,905	5,608,881	6,372,763
Adjustment to reserves (2)	-	-	(92,000)
Adjusted beginning reserves	4,402,905	5,608,881	6,280,763
Losses incurred:			
Losses and LAE incurred in respect of default notices received in:			
Current year	1,494,133	1,814,035	1,874,449
Prior years (3)	573,120	(99,328)	(266,908)
Subtotal (4)	2,067,253	1,714,707	1,607,541
Losses paid:			
Losses and LAE paid in respect of default notices received in:			
Current year	134,509	121,383	60,897
Prior years (5)	2,389,985	2,838,069	2,256,206
Reinsurance terminations (6)	(6,331)	(38,769)	(37,680)
Subtotal (7)	2,518,163	2,920,683	2,279,423
Net reserve at end of year (8)	3,951,995	4,402,905	5,608,881
Plus reinsurance recoverables	104,848	154,607	275,290
Reserve at end of year	$ 4,056,843	$ 4,557,512	$ 5,884,171

(1) At December 31, 2011, 2010 and 2009 the estimated reduction in loss reserves related to rescissions approximated $0.7 billion, $1.3 billion and $2.1 billion, respectively.

(2) In periods prior to 2010 an estimate of premium to be refunded in conjunction with claim payments was included in Loss Reserves. In 2010, we separately stated portions of this liability in Other liabilities and Premium deficiency reserve on the consolidated balance sheet.
(3) A negative number for prior year losses incurred indicates a redundancy of prior year loss reserves, and a positive number for prior year losses incurred indicates a deficiency of prior year loss reserves. See table below regarding prior year loss development.
(4) Our estimated rescissions were reduced by approximately $0.2 billion in 2012 due to our probable settlement agreements (See Note 20 – "Litigation and Contingencies"), other rescissions had no significant impact on our losses incurred in 2012. Rescissions mitigated our incurred losses by an estimated $0.2 billion in 2010. Rescissions did not have a significant impact on incurred losses in 2011.
(5) In 2012, includes $0.1 billion payment under the Freddie Mac settlement agreement (See Note 20 – "Litigation and Contingencies").
(6) In a termination, the reinsurance agreement is cancelled, with no future premium ceded and funds for any incurred but unpaid losses transferred to us. The transferred funds result in an increase in our investment portfolio (including cash and cash equivalents) and a decrease in net losses paid (reduction to losses incurred). In addition, there is an offsetting decrease in the reinsurance recoverable (increase in losses incurred), and thus there is no net impact to losses incurred. (See Note 11 – "Reinsurance")
(7) Rescissions mitigated our paid losses by an estimated $0.3 billion, $0.6 billion and $1.0 billion in 2012, 2011 and 2010, respectively, which excludes amounts that may have been applied to a deductible.
(8) At December 31, 2012, 2011 and 2010 the estimated reduction in loss reserves related to rescissions approximated $0.2 billion, $0.7 billion and $1.3 billion, respectively.

The "Losses incurred" section of the table above shows losses incurred on default notices received in the current year and in prior years. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents the actual claim rate and severity associated with those defaults notices resolved in the current year differing from the estimated liability at the prior year-end, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This re-estimation of the estimated claim rate and estimated severity is the result of our review of current trends in the default inventory, such as percentages of defaults that have resulted in a claim, the amount of the claims, changes in the relative level of defaults by geography and changes in average loan exposure.

Losses incurred on default notices received in the current year decreased in 2012 compared to 2011, and in 2011 compared to 2010, primarily due to a decrease in the number of new default notices received, net of cures. These factors were somewhat offset by a smaller benefit from captive arrangements.

The prior year development of the reserves in 2012, 2011 and 2010 is reflected in the table below.

	2012	2011	2010
		(In millions)	
Prior year loss development:			
Pool policy settlement (1)	$ 267	$ -	$ -
Estimated probable rescission settlements (1)	100	-	-
Increase (decrease) in estimated claim rate on primary defaults	260	200	(432)
Decrease in estimated severity on primary defaults	(70)	(165)	-
Change in estimates related to pool reserves, LAE reserves and reinsurance (2)	16	(134)	165
Total prior year loss development	$ 573	$ (99)	$ (267)

(1) See Note 20 - "Litigation and Contingencies" for a discussion of our settlement with Freddie Mac and our probable settlements regarding rescissions.
(2) Includes approximately ($114) million related to LAE reserves in 2011 and approximately $185 million related to pool reserves in 2010.

The increase (decrease) in the claim rate was based on the resolution of approximately 55%, 57% and 55% in 2012, 2011 and 2010, respectively of the prior year default inventory, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year and estimated incurred but not reported items from the end of the prior year. In addition, during 2012, lower estimated rescission rates, as well as our experience on defaults that are 12 months or more delinquent have increased our estimate of the claim rate. In 2010, our estimated claim rates decreased due to greater cures experienced, a portion of which resulted from loan modifications. The decrease in the estimated severity in 2012 and 2011 was based on the resolution of the prior year default inventory. The decrease in estimated loss adjustment expense in 2011was based on recent historical trends in the costs associated with resolving a claim. In 2010, the increase in estimated pool severity was based on the resolution of defaults that occurred in prior periods with higher claim amounts, which in part, were applied to remaining deductibles on certain pool policies.

The "Losses paid" section of the table above shows the breakdown between claims paid on default notices received in the current year, claims paid on default notices received in prior years and the decrease in losses paid related to terminated reinsurance agreements as noted in footnote (6) of the table above. It has historically taken, prior to the last few years, on average, approximately twelve months for a default which is not cured to develop into a paid claim, therefore, most losses paid relate to default notices received in prior years. Due to a combination of reasons that had slowed the rate at which claims are received and paid, including foreclosure moratoriums and suspensions, servicing delays, court delays, loan modifications, our fraud investigations and our claim rescissions and denials for misrepresentation, it is difficult to estimate how long it may take for current and future defaults that do not cure to develop into paid claims. In 2012 and 2011, we experienced an increase in claims paid on default notices received in the current year due to fewer claim investigations and an increase in short sales.

The liability associated with our estimate of premiums to be refunded on expected claim payments is accrued for separately at December 31, 2012 and 2011 and approximated $134 million and $114 million, respectively. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserve" on our consolidated balance sheet. (See Note 3 – "Summary of Significant Accounting Policies – Revenue Recognition")

A rollforward of our primary default inventory for the years ended December 31, 2012, 2011 and 2010 appears in the table below. The information concerning new notices and cures is compiled from monthly reports received from loan servicers. The level of new notice and cure activity reported in a particular month can be influenced by, among other things, the date on which a servicer generates its report, the number of business days in a month and by transfers of servicing between loan servicers.

	2012	2011	2010
Default inventory at beginning of period	175,639	214,724	250,440
New Notices	133,232	169,305	205,069
Cures	(120,248)	(149,643)	(183,017)
Paids (including those charged to a deductible or captive)	(45,741)	(51,138)	(43,826)
Rescissions and denials	(3,037)	(7,609)	(13,942)
Default inventory at end of period	139,845	175,639	214,724

Pool insurance notice inventory decreased from 32,971 at December 31, 2011 to 8,594 at December 31, 2012. During the third quarter of 2012, approximately 15,600 pool notices were removed from the pool notice inventory due to the exhaustion of the aggregate loss on a pool policy we have with Freddie Mac. See Note 20 – "Litigation and Contingencies" for a discussion of our settlement with Freddie Mac regarding this pool policy. The pool insurance notice inventory was 43,329 at December 31, 2010.

The decrease in the primary default inventory experienced during 2012 and 2011 was generally across all markets and all book years. However the percentage of loans in the inventory that have been in default for 12 or more consecutive months has increased, as shown in the table below. Historically as a default ages it becomes more likely to result in a claim.

Aging of the Primary Default Inventory

	December 31,					
	2012		2011		2010	
Consecutive months in default						
3 months or less	23,282	17%	31,456	18%	37,640	18%
4 - 11 months	34,688	25%	46,352	26%	58,701	27%
12 months or more	81,875	58%	97,831	56%	118,383	55%
Total primary default inventory	139,845	100%	175,639	100%	214,724	100%
Primary claims received inventory included in ending default inventory (1)	11,731	8%	12,610	7%	20,898	10%

(1) Our claims received inventory includes suspended rescissions as discussed in Note 20 – "Litigation and Contingencies". In connection with the Countrywide proceedings, we have voluntarily suspended rescissions of coverage related to loans that we believe could be included in a potential resolution. As of December 31, 2012, coverage on approximately 2,150 loans, representing total potential claim payments of approximately $160 million, that we had determined was rescindable were affected by our decision to suspend such rescissions. Substantially all of these potential rescissions relate to claims received beginning in the first quarter of 2011 or later. As of December 31, 2012, coverage on approximately 250 loans, representing total potential claim payments of approximately $17 million, were affected by our decision to suspend rescissions for another customer for which we also consider settlement probable. In addition, as of December 31, 2012, approximately 240 rescissions, representing total potential claim payments of approximately $16 million, were affected by our decision to suspend rescissions for customers other than

those for which we consider settlement probable, as defined in ASC 450-20.

The length of time a loan is in the default inventory can differ from the number of payments that the borrower has not made or is considered delinquent. These differences typically result from a borrower making monthly payments that do not result in the loan becoming fully current. The number of payments that a borrower is delinquent is shown in the table below.

Number of Payments Delinquent

	December 31,					
	2012		2011		2010	
3 payments or less	34,245	24%	42,804	24%	51,003	24%
4 - 11 payments	34,458	25%	47,864	27%	65,797	31%
12 payments or more	71,142	51%	84,971	49%	97,924	45%
Total primary default inventory	139,845	100%	175,639	100%	214,724	100%

Rescissions

Before paying a claim, we can review the loan file to determine whether we are required, under the applicable insurance policy, to pay the claim or whether we are entitled to reduce the amount of the claim. For example, all of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligation to mitigate our loss by performing reasonable loss mitigation efforts or diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We also do not cover losses resulting from property damage that has not been repaired.

In addition, subject to rescission caps in certain of our Wall Street bulk transactions, all of our insurance policies allow us to rescind coverage under certain circumstances. Because we can review the loan origination documents and information as part of our normal processing when a claim is submitted to us, rescissions occur on a loan by loan basis most often after we have received a claim. Prior to 2008, rescissions of coverage on loans were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of coverage on loans have materially mitigated our paid losses. In each of 2009 and 2010, rescissions mitigated our paid losses by approximately $1.2 billion; in 2011, rescissions mitigated our paid losses by approximately $0.6 billion; and in 2012, rescissions mitigated our paid losses by approximately $0.3 billion (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). In recent quarters, less than 10% of claims received in a quarter have been resolved by rescissions, down from the peak of approximately 28% in the first half of 2009.

Our loss reserving methodology incorporates our estimates of future rescissions and reversals of rescissions. Historically, the number of rescissions that we have reversed has been immaterial. A variance between ultimate actual rescission and reversal rates and our estimates, as a result of the outcome of claims investigations, litigation, settlements or other factors, could materially affect our losses. We estimate rescissions mitigated our incurred losses by approximately $2.5 billion in 2009 and $0.2 billion in 2010. In 2011, we estimate that rescissions had no significant impact on our losses incurred. All of these figures include the benefit of claims not paid in the period as well as the impact of changes in our estimated expected rescission activity on our loss reserves in the period. In the fourth quarter of 2012, we estimate that our rescission benefit in loss reserves was reduced due to probable rescission settlement agreements and that other rescissions had no significant impact on our losses incurred in 2012. For information about two settlements that we believe are probable, as defined in ASC 450-20, see Note 20 – "Litigation and Contingencies." The completion of those settlements, assuming they occur, may encourage other lender-customers to seek remedies against us.

We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. A variance between ultimate actual rescission rates and these estimates could materially affect our losses incurred. Our estimation process does not include a direct correlation between claim rates and severities to projected rescission activity or other economic conditions such as changes in unemployment rates, interest rates or housing values. Our experience is that analysis of that nature would not produce reliable results, as the change in one condition cannot be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. The estimation of the impact of rescissions on incurred losses must be considered together with the various other factors impacting incurred losses and not in isolation.

The table below represents our estimate of the impact rescissions have had on reducing our loss reserves, paid losses and losses incurred.

	2012	2011	2010
		(In billions)	
Estimated rescission reduction - beginning reserve	$ 0.7	$ 1.3	$ 2.1
Estimated rescission reduction - losses incurred (1)	(0.2)	-	0.2
Rescission reduction - paid claims	0.3	0.6	1.2
Amounts that may have been applied to a deductible	-	-	(0.2)
Net rescission reduction - paid claims	0.3	0.6	1.0
Estimated rescission reduction - ending reserve	$ 0.2	$ 0.7	$ 1.3

(1) As discussed in Note 20 – "Litigation and Contingencies" we have made substantial progress in reaching an agreement with Countrywide to settle the dispute we have concerning rescissions. We have determined that a settlement with Countrywide is probable and under this probable settlement agreement, we estimate that our rescission benefit in loss reserves was reduced by approximately $0.2 billion. This adjustment to loss reserves was partially offset by an estimated benefit of approximately $0.1 billion under the terms of the settlement agreements we consider probable, as defined in ASC 450-20. As a result, in the fourth quarter of 2012, we increased our loss reserve estimates by approximately $0.1 billion to reflect potential settlements we consider probable.

At December 31, 2012, our loss reserves continued to be impacted by expected rescission activity. We expect that the reduction of our loss reserves due to rescissions will continue to decline.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Under our policies, legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. For the majority of our rescissions since the beginning of 2009 that are not subject to a settlement agreement, this period in which a dispute may be brought has not ended. Until a liability associated with a settlement agreement or litigation becomes probable and can be reasonably estimated, we consider a rescission resolved for financial reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are sometimes unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not generally include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings. For more information about these legal proceedings, see Note 20 – "Litigation and Contingencies."

The liability associated with our estimate of premiums to be refunded on expected future rescissions is accrued for separately. At December 31, 2012 and 2011 the estimate of this liability totaled $18 million and $58 million, respectively. Separate components of this liability are included in "Other liabilities" and "Premium deficiency reserve" on our consolidated balance sheet. Changes in the liability affect premiums written and earned and change in premium deficiency reserve.

In April 2011, Freddie Mac advised its servicers that they must obtain its prior approval for rescission settlements and Fannie Mae advised its servicers that they are prohibited from entering into such settlements. In addition, in April 2011, Fannie Mae notified us that we must obtain its prior approval to enter into certain settlements. Since those announcements, the GSEs have approved our settlement agreement with one customer and have rejected settlement agreements that were structured differently. We have reached and implemented settlement agreements that do not require GSE approval, but they have not been material in the aggregate.

As discussed in Note 20 – "Litigation and Contingencies" we have made substantial progress in reaching an agreement with Countrywide concerning rescissions. In addition to the proceedings involving Countrywide, we are involved in legal proceedings with respect to rescissions that we do not consider to be collectively material in amount. We continue to discuss with other customers their objections to material rescissions and have reached settlement terms with several of our significant customers. In connection with some of these settlement discussions, we have suspended rescissions related to loans that we believe could be included in potential settlements. As of December 31, 2012, approximately 240 rescissions, representing total potential claim payments of approximately $16 million, were affected by our decision to suspend rescissions for customers other than the two customers for which we consider a settlement agreement probable, as defined in ASC 450-20. Although it is reasonably possible that, when the discussions or legal proceedings with customers regarding rescissions are completed, there will be a conclusion or determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability.

10. Premium Deficiency Reserve

Beginning in 2007, when we stopped writing Wall Street bulk business, we began to separately measure the performance of these transactions and established a premium deficiency reserve related to this business. The premium deficiency reserve reflects the present value of expected future losses and expenses that exceeded the present value of expected future premiums and already established loss reserves.

The components of the premium deficiency reserve at December 31, 2012, 2011 and 2010 appear in the table below.

	December 31,		
	2012	2011	2010
		(In millions)	
Present value of expected future premium	$ 445	$ 494	$ 506
Present value of expected future paid losses and expenses	(1,285)	(1,455)	(1,760)
Net present value of future cash flows	(840)	(961)	(1,254)
Established loss reserves	766	826	1,075
Net deficiency	$ (74)	$ (135)	$ (179)
Discount rate utilized at December 31,	1.3%	2.3%	2.5%

Each quarter, we re-estimate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve primarily changes from quarter to quarter as a result of two factors. First, it changes as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items are reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves has an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve changes as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions also have an effect on that period's results.

The decrease in the premium deficiency reserve for the years ended December 31, 2012, 2011 and 2010 was $61 million, $44 million and $14 million, respectively, as shown in the charts below. The decrease represents the net result of actual premiums, losses and expenses as well as a net change in assumptions for these periods. The change in assumptions for 2012 is primarily related to higher estimated ultimate losses resulting principally from an increase in the number of projected claims that will ultimately be paid. The change in assumptions for 2011 is primarily related to higher estimated ultimate premiums resulting principally from an increase in the projected persistency rate, somewhat offset by higher estimated ultimate losses resulting principally from an increase in the number of projected claims that will ultimately be paid. The change in assumptions for 2010 is primarily related to higher estimated ultimate premiums, which is principally related to an increase in the projected persistency rate.

The decrease in the premium deficiency reserve for the years ended December 31, 2012, 2011 and 2010 appears in the table below.

	Year ended December 31,					
	2012		2011		2010	
			(In millions)			
Premium Deficiency Reserve at beginning of period		$ (135)		$ (179)		$ (193)
Adjustment to premium deficiency reserve (1)		-		-		(37)
Adjusted premium deficiency reserve at beginning of period		(135)		(179)		(230)
Paid claims and loss adjustment expenses	$ 279		$ 334		$ 426	
Decrease in loss reserves	(60)		(249)		(425)	
Premium earned	(102)		(120)		(128)	
Effects of present valuing on future premiums, losses and expenses	(1)		(8)		(25)	
Change in premium deficiency reserve to reflect actual premium, losses and expenses recognized		116		(43)		(152)
Change in premium deficiency reserve to reflect change in assumptions relating to future premiums, losses, expenses and discount rate (2)		(55)		87		203
Premium Deficiency Reserve at end of period		$ (74)		$ (135)		$ (179)

(1) In periods prior to 2010 an estimate of premium to be refunded in conjunction with claim payments was included in Loss Reserves. In 2010, we separately stated this liability in Premium deficiency reserve on the consolidated balance sheet. (See Note 3 - "Summary of Significant Accounting Policies – Revenue Recognition")

(2) A (negative) positive number for changes in assumptions relating to premiums, losses, expenses and discount rate indicates a (deficiency) redundancy of prior premium deficiency reserves.

Each quarter we perform a premium deficiency analysis on the portion of our book of business not covered by the premium deficiency described above. As of December 31, 2012, the analysis concluded that there was no premium deficiency on such portion of our book of business. For the reasons discussed below, our analysis of any potential deficiency reserve is subject to inherent uncertainty and requires significant judgment by management. To the extent, in a future period, expected losses are higher or expected premiums are lower than the assumptions we used in our analysis, we could be required to record a premium deficiency reserve on this portion of our book of business in such period.

The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The calculation of future premium depends on, among other things, assumptions about persistency and repayment patterns on underlying loans. The calculation of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. These assumptions also include an estimate of expected rescission activity. Similar to our loss reserve estimates, our estimates for premium deficiency reserves could be adversely affected by several factors, including a deterioration of regional or economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater losses. Assumptions used in calculating the deficiency reserves can also be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimates will affect future period earnings and could be material.

11. Reinsurance

We cede a portion of our business to reinsurers and record assets for reinsurance recoverable on loss reserves and prepaid reinsurance premiums. We cede primary business to reinsurance subsidiaries and affiliates of certain mortgage lenders ("captives"). The majority of ceded premiums relates to these agreements. Historically, most of these reinsurance arrangements were aggregate excess of loss reinsurance agreements, and the remainder have been quota share agreements. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss (typically 4% or 5%), the captives are responsible for the second aggregate layer of loss (typically 5% or 10%) and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically range from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captive's portion of both premiums and losses typically ranging from 25% to 50%. Effective January 1, 2009, we no longer cede new business under excess of loss reinsurance treaties with captives. Loans reinsured on an excess of loss basis through December 31, 2008 will run off pursuant to the terms of the particular captive arrangement. New business remains eligible to be ceded under quota share reinsurance arrangements, limited to a maximum 25% cede rate. During 2009 through 2012, many of our captive arrangements have either been terminated or placed into run-off.

Under reinsurance agreements with captives, the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited into the applicable trust account to support the captive's layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The trust assets are primarily invested in money market funds and government issued securities. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. In most cases, the captives are also allowed to withdraw funds from the trust account to pay verifiable federal income taxes and operational expenses. Conversely, if the account balance falls below certain thresholds, the individual captive may be required to contribute funds to the trust account. However, in most cases, our sole remedy if a captive does not contribute such funds is to put the captive into run-off (in a run-off, no new loans are reinsured by the captive but loans previously reinsured continue to be covered, with premium and losses continuing to be ceded on those loans). In the event that the captive's incurred but unpaid losses exceed the funds in the trust account, and the captive does not deposit adequate funds to cure the shortfall, we may also be allowed to terminate the captive agreement, assume the captive's obligations, transfer the assets in the relevant trust accounts to us, and retain all future premium payments.

The reinsurance recoverable on loss reserves as of December 31, 2012 and 2011 was approximately $105 million and $155 million, respectively. The reinsurance recoverable on loss reserves related to captive agreements was approximately $104 million at December 31, 2012, which was supported by $303 million of trust assets, while at December 31, 2011 the reinsurance recoverable on loss reserves related to captives was $142 million which was supported by $359 million in trust assets. As of December 31, 2012 and 2011 there was an additional $25 million and $27 million, respectively, of trust assets in captive agreements where there was no related reinsurance recoverable on loss reserves. During 2012 and 2011, $6 million and $39 million, respectively, of trust fund assets were transferred to us as a result of captive terminations. The transferred funds resulted in an increase in our investment portfolio (including cash and cash equivalents) and a decrease in our net losses paid (reduction in losses incurred). In addition, there is an offsetting decrease in the reinsurance recoverable (increase in losses incurred), and thus there is no net impact to losses incurred.

Since 2005, we have entered into three separate aggregate excess of loss reinsurance agreements under which we ceded approximately $130 million of risk in force in the aggregate to three special purpose reinsurance companies. In 2008, we terminated one of these excess of loss reinsurance agreements. One agreement is in the final stages of termination, with no ceded risk in force at December 31, 2012. The remaining agreement had ceded risk in force at December 31, 2012 of approximately $0.8 million. We receive a ceding commission under certain reinsurance agreements.

Generally, reinsurance recoverables on primary loss reserves, paid losses and prepaid reinsurance premiums are supported by trust funds or letters of credit. As such, we have not established an allowance against these recoverables.

The effect of these agreements on premiums earned and losses incurred is as follows:

	2012	2011	2010
		(In thousands)	
Premiums earned:			
Direct	$ 1,065,663	$ 1,170,868	$ 1,236,949
Assumed	2,425	3,891	3,091
Ceded	(34,918)	(50,924)	(71,293)
Net premiums earned	$ 1,033,170	$ 1,123,835	$ 1,168,747
Losses incurred:			
Direct	$ 2,115,974	$ 1,775,122	$ 1,716,538
Assumed	6,912	5,229	4,128
Ceded	(55,633)	(65,644)	(113,125)
Net losses incurred	$ 2,067,253	$ 1,714,707	$ 1,607,541

See Note 20 – "Litigation and Contingencies" for a discussion of requests or subpoenas for information regarding captive mortgage reinsurance arrangements.

In the third quarter of 2011, our Australian writing company terminated a reinsurance agreement under which it had assumed business from a third party. As a result of that termination, it returned approximately $7 million in unearned premium and it has no further obligations under this reinsurance agreement. The termination of this reinsurance agreement had no significant impact on our remaining risk in force in Australia.

12. Investments in Joint Ventures

Sherman

In August 2008 we sold our entire interest in Sherman Financial Group, LLC ("Sherman") to Sherman. Our interest sold represented approximately 24.25% of Sherman's equity. The sale price was $124.5 million in cash and Sherman's unsecured promissory note in the principal amount of $85 million (the "Note"). The scheduled maturity of the Note was February 13, 2011 and it paid interest, monthly, at the annual rate equal to three-month LIBOR plus 500 basis points. Sherman repaid the Note in December 2010 for approximately $83.5 million. The carrying value of the Note at the time of repayment was approximately $84.0 million. The loss recognized on the repayment of $0.5 million is included in net realized investment gains on the statement of operations for the year ended December 31, 2010.

13. Benefit Plans

We have a non-contributory defined benefit pension plan covering substantially all domestic employees, as well as a supplemental executive retirement plan. We also offer both medical and dental benefits for retired domestic employees and their spouses under a postretirement benefit plan. The following tables provide the components of aggregate annual net periodic benefit cost, changes in the benefit obligation and the funded status of the pension, supplemental executive retirement and other postretirement benefit plans as recognized in the consolidated balance sheet:

Components of Net Periodic Benefit Cost for fiscal year ending

	Pension and Supplemental Executive Retirement Plans			Other Postretirement Benefits		
	12/31/2012	12/31/2011	12/31/2010	12/31/2012	12/31/2011	12/31/2010
	(In thousands)					
1. Company Service Cost	$ 9,662	8,917	$ 8,531	$ 1,226	1,090	$ 1,126
2. Interest Cost	16,481	16,098	15,535	1,144	1,350	1,183
3. Expected Return on Assets	(18,211)	(17,373)	(14,502)	(3,162)	(3,299)	(2,891)
4. Other Adjustments	-	-	-	-	-	-
Subtotal	7,932	7,642	9,564	(792)	(859)	(582)
5. Amortization of:						
a. Net Transition Obligation/(Asset)	-	-	-	-	-	-
b. Net Prior Service Cost/(Credit)	665	661	650	(6,217)	(6,217)	(6,138)
c. Net Losses/(Gains)	5,829	4,010	5,924	797	632	764
Total Amortization	6,494	4,671	6,574	(5,420)	(5,585)	(5,374)
6. Net Periodic Benefit Cost	14,426	12,313	16,138	(6,212)	(6,445)	(5,956)
7. Cost of settlements or curtailments	-	-	-	-	-	-
8. Total Expense for Year	$ 14,426	12,313	$ 16,138	$ (6,212)	(6,445)	$ (5,956)

Development of Funded Status

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
	(In thousands)			
Actuarial Value of Benefit Obligations				
1. Measurement Date	12/31/2012	12/31/2011	12/31/2012	12/31/2011
2. Accumulated Benefit Obligation	$ 331,985	$ 297,145	$ 16,284	$ 25,007
Funded Status/Asset (Liability) on the Consolidated Balance Sheet				
1. Projected Benefit Obligation	$ (362,657)	$ (318,048)	$ (16,284)	$ (25,007)
2. Plan Assets at Fair Value	340,335	305,748	49,391	42,578
3. Funded Status - Overfunded/Asset	N/A	N/A	$ 33,107	$ 17,571
4. Funded Status - Underfunded/Liability	$ (22,322)	$ (12,300)	N/A	N/A

Accumulated Other Comprehensive Income

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
	(In thousands)			
1. Net Actuarial (Gain)/Loss	$ 106,661	$ 95,298	$ 1,985	$ 14,109
2. Net Prior Service Cost/(Credit)	1,775	2,278	(38,587)	(41,072)
3. Net Transition Obligation/(Asset)	-	-	-	-
4. Total at Year End	$ 108,436	$ 97,576	$ (36,602)	$ (26,964)

Under Statement of Statutory Accounting Principles ("SSAP") No. 92 and No. 102, which became effective January 1, 2013, the measurement of pension and other postretirement benefit liabilities will begin to include non-vested employees. This measurement, referred to as the projected benefit obligation, is the measurement currently used under GAAP, as disclosed in the tables above. The new SSAPs will increase our statutory benefit obligations. We have evaluated the provisions of this guidance, and we do not expect the new guidance to have a material impact on our statutory benefit obligations.

The changes in the projected benefit obligation are as follows:

Change in Projected Benefit Obligation

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
	(In thousands)			
1. Benefit Obligation at Beginning of Year	$ 318,048	$ 291,456	$ 25,007	$ 26,200
2. Company Service Cost	9,662	8,917	1,226	1,090
3. Interest Cost	16,481	16,098	1,144	1,350
4. Plan Participants' Contributions	-	-	356	261
5. Net Actuarial (Gain)/Loss due to Assumption Changes	37,418	23,037	(6,517)	397
6. Net Actuarial (Gain)/Loss due to Plan Experience	634	(6,544)	(497)	(3,643)
7. Benefit Payments from Fund (1)	(19,483)	(14,692)	(661)	(560)
8. Benefit Payments Directly by Company	(265)	(316)	(42)	(87)
9. Plan Amendments	162	92	(3,732)	-
10. Other Adjustment	-	-	-	-
11. Benefit Obligation at End of Year	$ 362,657	$ 318,048	$ 16,284	$ 25,007

(1) In 2012, includes lump sum payments of $12.0 million from our pension plan to eligible participants, which were former employees with vested benefits of $100 thousand or less. Additional former employees may elect this option in 2013. In 2011, includes lump sum payments of $8.2 million from our pension plan to eligible participants, which were former employees with vested benefits of $50 thousand or less.

The changes in the fair value of the net assets available for plan benefits are as follows:

Change in Plan Assets

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
	(In thousands)			
1. Fair Value of Plan Assets at Beginning of Year	$ 305,748	$ 284,080	$ 42,578	$ 44,362
2. Company Contributions	15,265	20,316	-	-
3. Plan Participants' Contributions	-	-	356	261
4. Benefit Payments from Fund	(19,483)	(14,692)	(661)	(560)
5. Benefit Payments paid directly by Company	(265)	(316)	(42)	(87)
6. Actual Return on Assets	39,070	16,360	7,474	(1,224)
7. Other Adjustment	-	-	(314)	(173)
8. Fair Value of Plan Assets at End of Year	$ 340,335	$ 305,748	$ 49,391	$ 42,578

Change in Accumulated Other Comprehensive Income (AOCI)

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
	(In thousands)			
1. AOCI in Prior Year	$ 97,576	$ 84,649	$ (26,964)	$ (33,827)
2. Increase/(Decrease) in AOCI				
a. Recognized during year - Prior Service (Cost)/Credit	(665)	(661)	6,217	6,217
b. Recognized during year - Net Actuarial (Losses)/Gains	(5,829)	(4,010)	(797)	(632)
c. Occurring during year - Prior Service Cost	162	92	(3,732)	-
d. Occurring during year - Net Actuarial Losses/(Gains)	17,192	17,507	(11,326)	1,278
3. AOCI in Current Year	$ 108,436	$ 97,576	$ (36,602)	$ (26,964)

Amortizations Expected to be Recognized During Next Fiscal Year Ending

	Pension and Supplemental Executive Retirement Plans	Other Postretirement Benefits
	12/31/2013	12/31/2013
	(In thousands)	
1. Amortization of Net Transition Obligation/(Asset)	$ -	$ -
2. Amortization of Prior Service Cost/(Credit)	500	(6,649)
3. Amortization of Net Losses/(Gains)	6,063	-

The projected benefit obligations, net periodic benefit costs and accumulated postretirement benefit obligation for the plans were determined using the following weighted average assumptions.

Actuarial Assumptions

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Weighted-Average Assumptions Used to Determine Benefit Obligations at year end				
1. Discount Rate	4.25%	5.25%	3.85%	4.75%
2. Rate of Compensation Increase	3.00%	3.00%	N/A	N/A
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Year				
1. Discount Rate	5.25%	5.75%	4.75%	5.50%
2. Expected Long-term Return on Plan Assets	6.00%	6.00%	7.50%	7.50%
3. Rate of Compensation Increase	3.00%	3.00%	N/A	N/A
Assumed Health Care Cost Trend Rates at year end				
1. Health Care Cost Trend Rate Assumed for Next Year	N/A	N/A	7.50%	8.00%
2. Rate to Which the Cost Trend Rate is Assumed to Decline (Ultimate Trend Rate)	N/A	N/A	5.00%	5.00%
3. Year That the Rate Reaches the Ultimate Trend Rate	N/A	N/A	2018	2018

In selecting a discount rate, we performed a hypothetical cash flow bond matching exercise, matching our expected pension plan and postretirement medical plan cash flows, respectively, against a selected portfolio of high quality corporate bonds. The modeling was performed using a bond portfolio of noncallable bonds with at least $50 million outstanding. The average yield of these hypothetical bond portfolios was used as the benchmark for determining the discount rate. In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years.

The weighted-average asset allocations of the plans are as follows:

Plan Assets

	Pension Plan		Other Postretirement Benefits	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Allocation of Assets at year end				
1. Equity Securities	40%	38%	100%	100%
2. Debt Securities	60%	62%	0%	0%
3. Other	0%	0%	0%	0%
4. Total	100%	100%	100%	100%

In accordance with fair value guidance, we applied the following fair value hierarchy in order to measure fair value of our benefit plan assets:

Level 1 – Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include equity securities, mutual funds, money market funds and certain U.S. Treasury securities and obligations of U.S. government corporations and agencies.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal, corporate and foreign bonds.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. There are no securities that utilize Level 3 inputs.

To determine the fair value of securities in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized by the independent pricing sources including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. In addition, on a quarterly basis, we perform quality controls over values received from the pricing source (the "Trustee") which include comparing values to other independent pricing sources. In addition, we review annually the Trustee's auditor's report on internal controls in order to determine that their controls around valuing securities are operating effectively. We have not made any adjustments to the prices obtained from the independent sources.

The following table sets forth by level, within the fair value hierarchy, the pension plan assets at fair value as of December 31, 2012.

Assets at Fair Value as of December 31, 2012

Pension Plan	**Level 1**	**Level 2**	**Level 3**	**Total**
		(In thousands)		
Domestic Mutual Funds	$ 45,071	$ -	$ -	$ 45,071
International Mutual Funds	39,479	-	-	39,479
Common Stocks	54,210	-	-	54,210
Corporate Bonds	-	130,643	-	130,643
U.S. Government Securities	25,859	-	-	25,859
Municipals	-	26,595	-	26,595
Foreign Bonds	-	17,710	-	17,710
Foreign Stocks	768	-	-	768
Total Assets at fair value	$ 165,387	$ 174,948	$ -	$ 340,335

Our pension plan portfolio is designed to achieve the following objectives over each market cycle and for at least 5 years:

Fixed income allocation

- Protect actuarial benefit payment stream through asset liability matching
- Reduce volatility of investment returns compared to actuarial benefit liability

Equity allocation

- Protect long tailed liabilities through the use of equity portfolio
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the portfolio is the assessment of the portfolio's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Fixed income	40%	100%
Equity	0%	60%
Cash equivalents	0%	10%

The following table sets forth by level, within the fair value hierarchy, the postretirement plan assets at fair value as of December 31, 2012.

Assets at Fair Value as of December 31, 2012

Postretirement Plan	Level 1	Level 2	Level 3	Total
		(In thousands)		
Domestic Mutual Funds	$ 34,720	$ -	$ -	$ 34,720
International Mutual Funds	14,671	-	-	14,671
Total Assets at fair value	$ 49,391	$ -	$ -	$ 49,391

Our postretirement plan portfolio is designed to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in the Consumer Price Index
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the portfolio is the assessment of the portfolio's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Fixed income	0%	10%
Equity	90%	100%

Given the long term nature of this portfolio and the lack of any immediate need for significant cash flow, it is anticipated that the equity investments will consist of growth stocks and will typically be at the higher end of the allocation ranges above.

Investment in international oriented funds is limited to a maximum of 30% of the equity range. The current international allocation is invested in two mutual funds with 5% of the equity allocation in a fund which has the objective of investments primarily in equity securities of emerging markets countries, and 25% of the equity allocation in a fund investing in securities of companies based outside the United States. It invests in companies primarily based in Europe and the Pacific Basin, and includes common and preferred stocks, convertibles, ADRs, EDRs, bonds and cash. In addition to the foreign mutual funds, separately managed accounts have investments in equity securities of foreign corporations, and fixed income securities issued by foreign entities.

The following tables show the estimated future contributions and estimated future benefit payments.

	Pension and Supplemental Executive Retirement Plans 12/31/2012	Other Postretirement Benefits 12/31/2012
	(In thousands)	
Company Contributions		
Company Contributions for the Year Ending:		
1. Current	$ 15,265	$
2. Current + 1	1,278	-

	Pension and Supplemental Executive Retirement Plans 12/31/2012	Other Postretirement Benefits 12/31/2012
	(In thousands)	
Benefit Payments (Total)		
Actual Benefit Payments for the Year Ending:		
1. Current	$ 19,748	$ 347
Expected Benefit Payments for the Year Ending:		
2. Current + 1	10,253	670
3. Current + 2	12,333	764
4. Current + 3	13,258	782
5. Current + 4	14,011	831
6. Current + 5	15,357	932
7. Current + 6 – 10	97,759	6,880

Health care sensitivities

For measurement purposes, an 8.0% health care trend rate was used for benefits for retirees before they reach age 65 for 2012. In 2013, the rate is assumed to be 7.5%, decreasing to 5.0% by 2018 and remaining at this level beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(In thousands)	
Effect on total service and interest cost components	$ 506	$ (401)
Effect on postretirement benefit obligation	2,772	(2,121)

We have a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, we may make a contribution of up to 5% of each participant's eligible compensation. We provide a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. We recognized expenses related to these plans of $3.1 million, $3.6 million and $3.7 million in 2012, 2011 and 2010, respectively.

14. Income Taxes

Net deferred tax assets and liabilities as of December 31, 2012 and 2011 are as follows:

	2012	2011
	(In thousands)	
Total deferred tax assets	$ 997,784	$ 683,645
Total deferred tax liabilities	(44,350)	(86,490)
Net deferred tax asset before valuation allowance	953,434	597,155
Valuation allowance	(965,987)	(608,761)
Net deferred tax liability	$ (12,553)	$ (11,606)

The components of the net deferred tax liability as of December 31, 2012 and 2011 are as follows:

	2012	2011
	(In thousands)	
Convertible debentures	$ (3,470)	$ (15,785)
Net operating loss	866,700	506,614
Loss reserves	55,615	60,478
Unrealized (appreciation) depreciation in investments	(14,448)	(42,009)
Mortgage investments	14,602	18,944
Deferred compensation	13,288	17,447
Premium deficiency reserves	25,823	47,186
Loss due to "other than temporary" impairments	1,088	11,068
Other, net	(5,764)	(6,788)
Net deferred tax asset before valuation allowance	953,434	597,155
Valuation allowance	(965,987)	(608,761)
Net deferred tax liability	$ (12,553)	$ (11,606)

We review the need to adjust the deferred tax asset valuation allowance on a quarterly basis. We analyze several factors, among which are the severity and frequency of operating losses, our capacity for the carryback or carryforward of any losses, the expected occurrence of future income or loss and available tax planning alternatives. Based on our analysis and the level of cumulative operating losses, we have reduced our benefit from income tax through the recognition of a valuation allowance.

Beginning with the first quarter of 2009, any benefit from income taxes, relating to operating losses, has been reduced or eliminated by the establishment of a valuation allowance. During 2010, our deferred tax valuation allowance was increased due to a decrease in the deferred tax liability related to $63.5 million of losses that were recorded in other comprehensive income. During 2011, our deferred tax asset valuation allowance was reduced due to an increase in the deferred tax liability related to $2.3 million of income that was recorded in other comprehensive income. During 2012, our deferred tax valuation allowance was increased due to a decrease in the deferred tax liability related to $80.1 million of losses that were recorded in other comprehensive income. In the event of future operating losses, it is likely that the valuation allowance will be adjusted by any taxes recorded to equity for changes in other comprehensive income.

The effect of the change in valuation allowance on the benefit from income taxes was as follows:

	2012	2011	2010
		(In thousands)	
Benefit from income taxes	$ (330,740)	$ (196,835)	$ (145,334)
Change in valuation allowance	329,175	198,428	149,669
(Benefit from) provision for income taxes	$ (1,565)	$ 1,593	$ 4,335

The increase in the valuation allowance that was included in other comprehensive income was $28.1 million, zero, and $22.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. The total valuation allowance as of December 31, 2012, December 31, 2011 and December 31, 2010 was $966.0 million, $608.8 million and $410.3 million, respectively.

Giving full effect to the carryback of net operating losses for federal income tax purposes, we have approximately $2,477 million of net operating loss carryforwards on a regular tax basis and $1,595 million of net operating loss carryforwards for computing the alternative minimum tax as of December 31, 2012. Any unutilized carryforwards are scheduled to expire at the end of tax years 2029 through 2032.

The following summarizes the components of the (benefit from) provision for income taxes:

	2012	2011	2010
		(In thousands)	
Current	$ (4,251)	$ 598	$ 1,618
Deferred	90	(945)	(19)
Other	2,596	1,940	2,736
(Benefit from) provision for income taxes	$ (1,565)	$ 1,593	$ 4,335

We received $7.0 million and $289.1 million in federal income tax refunds in 2012 and 2010, respectively. Proceeds received in 2010 were primarily from the carryback of 2009 losses.

The reconciliation of the federal statutory income tax benefit rate to the effective income tax (benefit) rate is as follows:

	2012	2011	2010
Federal statutory income tax benefit rate	(35.0)%	(35.0)%	(35.0)%
Valuation allowance	35.4	41.0	41.6
Tax exempt municipal bond interest	(0.8)	(5.4)	(10.5)
Other, net	0.2	(0.3)	5.1
Effective income tax (benefit) rate	(0.2)%	0.3%	1.2%

The Internal Revenue Service ("IRS") completed examinations of our federal income tax returns for the years 2000 through 2007 and issued assessments for unpaid taxes, interest and penalties related to our treatment of the flow-through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICs"). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The IRS indicated that it did not believe that, for various reasons, we had established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. The IRS assessment related to the REMIC issue is $190.7 million in taxes and penalties. There would also be applicable interest which, when computed on the amount of the assessment, is substantial. Depending on the outcome of this matter, additional state income taxes along with any applicable interest may become due when a final resolution is reached and could also be substantial.

We appealed these assessments within the IRS and, in 2007, we made a payment of $65.2 million to the United States Department of the Treasury related to this assessment. In August 2010, we reached a tentative settlement agreement with the IRS which was not finalized. We currently expect to receive a statutory notice of deficiency (commonly referred to as a "90-day letter") for the disputed amounts after the first quarter of 2013. We would then be required to litigate their validity in order to avoid payment to the IRS of the entire amount assessed. Any such litigation could be lengthy and costly in terms of legal fees and related expenses. We continue to believe that our previously recorded tax provisions and liabilities are appropriate. However, we would need to make appropriate adjustments, which could be material, to our tax provision and liabilities if our view of the probability of success in this matter changes, and the ultimate resolution of this matter could have a material negative impact on our effective tax rate, results of operations, cash flows and statutory capital. In this regard, see Note 1 – "Nature of Business - Capital."

In March 2012, we received a Revenue Agent's Report from the IRS related to the examination of our federal income tax returns for the years 2008 and 2009. In January 2013, we received a Revenue Agent's Report from the IRS related to the examination of our federal income tax return for the year 2010. The adjustments that are proposed by the IRS are temporary in nature and will have no material effect on the financial statements.

Under current guidance, when evaluating a tax position for recognition and measurement, an entity shall presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The interpretation adopts a benefit recognition model with a two-step approach, a more-likely-than-not threshold for recognition and derecognition, and a measurement attribute that is the greatest amount of benefit that is cumulatively greater than 50% likely of being realized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Unrecognized tax benefits		
	2012	2011	2010
		(In thousands)	
Balance at beginning of year	$ 110,080	$ 109,282	$ 91,117
Additions based on tax positions related to the current year	-	-	-
Additions for tax positions of prior years	511	798	18,165
Reductions for tax positions of prior years	(4,041)	-	-
Settlements	(2,000)	-	-
Balance at end of year	$ 104,550	$ 110,080	$ 109,282

The total amount of the unrecognized tax benefits, related to our aforementioned REMIC issue, that would affect our effective tax rate is $92.0 million. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. During 2012, we recognized $(1.4) million in interest. As of December 31, 2012 and 2011, we had $25.3 million and $26.7 million of accrued interest related to uncertain tax positions, respectively. The statute of limitations related to the consolidated federal income tax return is closed for all years prior to 2000.

15. Shareholders' Equity

In April 2012, we amended our Articles of Incorporation to increase our authorized common stock from 460 million shares to 680 million shares.

We have a Shareholders Rights Agreement (the "Agreement"), which was amended in July 2012, that seeks to diminish the risk that our ability to use our net operating losses ("NOLs") to reduce potential future federal income tax obligations may become substantially limited and to deter certain abusive takeover practices. The benefit of the NOLs, would be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, if we were to experience an "ownership change" as defined by Section 382 of the Internal Revenue Code.

Under the Agreement each outstanding share of our Common Stock is accompanied by one Right. The Distribution Date occurs on the earlier of ten days after a public announcement that a person has become an Acquiring Person, or ten business days after a person announces or begins a tender offer in which consummation of such offer would result in a person becoming an Acquiring Person. An Acquiring Person is any person that becomes, by itself or together with its affiliates and associates, a beneficial owner of 5% or more of the shares of our Common Stock then outstanding, but excludes, among others, certain exempt and grandfathered persons as defined in the Agreement. The Rights are not exercisable until the Distribution Date. Each Right will initially entitle shareholders to buy one-half of one share of our Common Stock at a Purchase Price of $14 per full share (equivalent to $7.00 for each one-half share), subject to adjustment. Each exercisable Right (subject to certain limitations) will entitle its holder to purchase, at the Rights' then-current Purchase Price, a number of our shares of Common Stock (or if after the Shares Acquisition Date, we are acquired in a business combination, common shares of the acquiror) having a market value at the time equal to twice the Purchase Price. The Rights will expire on August 1, 2015, or earlier as described in the Agreement. The Rights are redeemable at a price of $0.001 per Right at any time prior to the time a person becomes an Acquiring Person. Other than certain amendments, the Board of Directors may amend the Rights in any respect without the consent of the holders of the Rights.

In April 2010 we completed the public offering and sale of 74,883,720 shares of our common stock at a price of $10.75 per share. We received net proceeds of approximately $772.4 million, after deducting underwriting discount and offering expenses. The shares of common stock sold were newly issued shares.

We have 35.9 million authorized shares reserved for conversion under our convertible debentures, including deferred interest, and 25.7 million authorized shares reserved for conversion under our convertible senior notes. (See Note 8 – "Debt")

16. Dividend Restrictions

Our insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years.

The senior notes, convertible senior notes and convertible debentures, discussed in Note 8 – "Debt", are obligations of MGIC Investment Corporation, our holding company, and not of its subsidiaries. The payment of dividends from our insurance subsidiaries, which prior to raising capital in the public markets in 2008 and 2010 had been the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. In 2009 through 2012, MGIC has not paid any dividends to our holding company. In 2013, MGIC and our other insurance subsidiaries cannot pay any dividends to our holding company without approval from the OCI. In connection with the approval of MIC as an eligible mortgage insurer, Freddie Mac and Fannie Mae have imposed dividend restrictions on MGIC and MIC through December 31, 2013.

In the fourth quarter of 2008, we suspended the payment of dividends to shareholders.

17. Statutory Capital

Accounting Principles

The accounting principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

Under statutory accounting practices, including practices prescribed by the OCI, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. With regulatory approval a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year. Changes in contingency loss reserves impact the statutory statement of operations. Contingency loss reserves are not reflected as liabilities under GAAP and changes in contingency loss reserves do not impact GAAP operations. A premium deficiency reserve that may be recorded on a GAAP basis when present value of expected future losses and expenses exceeds the present value of expected future premiums and already established loss reserves, may not be recorded on a statutory basis if the present value of expected future premiums and already established loss reserves and statutory contingency reserves, exceeds the present value of expected future losses and expenses. On a GAAP basis, when calculating a premium deficiency reserve policies are grouped based on how they are acquired, serviced and measured. On a statutory basis, a premium deficiency reserve is calculated on all policies in force.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, changes in deferred tax assets and liabilities are recognized as a separate component of gains and losses in statutory surplus. Under GAAP, changes in deferred tax assets and liabilities are recorded on the statement of operations as a component of the (benefit) provision for income tax.

Under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

Under statutory accounting practices, certain assets, including certain deferred tax assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

SSAP No. 101 became effective January 1, 2012 and prescribed new standards for determining the amount of deferred tax assets that can be recognized as admitted assets for determining statutory capital. Under a permitted practice effective September 30, 2012 and until further notice, the OCI has approved MGIC to report its net deferred tax asset as an admitted asset in an amount not to exceed 10% of surplus as regards policyholders, notwithstanding any contrary provisions of SSAP No. 101. At December 31, 2012, had MGIC calculated its net deferred tax assets based on the provisions of SSAP No. 101, no deferred tax assets would have been admitted. Pursuant to the permitted practice, deferred tax assets of approximately $63 million were included in statutory capital.

The statutory net income, surplus and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance subsidiaries of our parent company), as well as the surplus contributions made to MGIC and other insurance subsidiaries and dividends paid by MGIC to us, are included below. The surplus amounts included below are the combined surplus of our insurance operations as utilized in our risk-to-capital calculations.

Year Ended December 31,	Net (Loss) Income	Surplus	Contingency Reserve
		(In thousands)	
2012	$ (902,878)	$ 748,592	$ 6,430
2011	(436,277)	1,657,349	4,104
2010	113,651	1,692,392	5,480

Year Ended December 31,	Additions to the surplus of MGIC from parent company funds	Additions to the surplus of other insurance subsidiaries from parent company funds	Dividends paid by MGIC to the parent company
		(In thousands)	
2012	$ 100,000	$ -	$ -
2011	200,000	-	-
2010	200,000	-	-

Statutory Capital Requirements

The Office of the Commissioner of Insurance of Wisconsin is MGIC's principal insurance regulator. To assess a mortgage guaranty insurer's capital adequacy, Wisconsin's insurance regulations require that a mortgage guaranty insurance company maintain "policyholders position" of not less than a minimum computed under a formula (such minimum, the "MPP"). Policyholders position is the insurer's net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums, with credit given for authorized reinsurance. The minimum required by the formula depends on the insurance in force and whether the loans insured are primary insurance or pool insurance and further depends on the LTV ratio of the individual loans and their coverage percentage (and in the case of pool insurance, the amount of any deductible). If a mortgage guaranty insurer does not meet MPP it may be prohibited from writing new business until its policyholders position meets the minimum.

Some states that regulate us have provisions that limit the risk-to-capital ratio of a mortgage guaranty insurance company to 25 to 1. This ratio is computed on a statutory basis for our insurance entities and is our net risk in force divided by our policyholders' position. Policyholders' position consists primarily of statutory policyholders' surplus, plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage guaranty insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year. If an insurance company's risk-to-capital ratio exceeds the limit applicable in a state, it may be prohibited from writing new business in that state until its risk-to-capital ratio falls below the limit.

At December 31, 2012, MGIC's risk-to-capital ratio was 44.7 to 1, exceeding the maximum allowed by many jurisdictions, and its policyholder position was $640 million below the required MPP of $1.2 billion. We expect MGIC's risk-to-capital ratio to increase and to continue to exceed 25 to 1. At December 31, 2012, the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 47.8 to 1. A higher risk-to-capital ratio on a combined basis may indicate that, in order for MGIC or MIC to continue to utilize reinsurance arrangements with its subsidiaries or subsidiaries of our holding company, additional capital contributions to the reinsurance affiliates could be needed. These reinsurance arrangements permit MGIC and MIC to write insurance with a higher coverage percentage than they could on their own under certain state-specific requirements. See Note 1 – "Nature of Business – Capital" for additional information regarding our statutory capital.

18. Share-Based Compensation Plans

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. The fair value of awards classified as liabilities is remeasured at each reporting period until the award is settled. Awards under our plans generally vest over periods ranging from one to five years.

We have a stock incentive plan that was adopted in May 2011. When the 2011 plan was adopted, no further awards could be made under our previous 2002 plan. All share based compensation granted in 2011 was granted under the 2002 plan prior to the adoption of the 2011 plan. The purpose of the 2011 plan is to motivate and incent performance by, and to retain the services of, key employees and non-employee directors through receipt of equity-based and other incentive awards under the plan. The maximum number of shares of stock that can be awarded under the 2011 plan is 7.0 million. Awards issued under the plan that are subsequently forfeited will not count against the limit on the maximum number of shares that may be issued under the plan. In addition, shares used for income tax withholding or used for payment of the exercise price of an option will not be counted against such limit. The plan provides for the award of stock options, stock appreciation rights, restricted stock and restricted stock units, as well as cash incentive awards. No awards may be granted after May 5, 2021 under the 2011 plan. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options, restricted stock and restricted stock units are determined at the time of grant. Shares issued under the 2011 plan are treasury shares if available, otherwise they will be newly issued shares. Treasury shares will continue to be issued for unit awards under the 2002 plan as they vest.

The compensation cost that has been charged against income for the share-based plans was $8.6 million, $12.1 million and $13.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. The related income tax benefit, before valuation allowance, recognized for the share-based compensation plans was $3.0 million, $4.2 million and $1.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 14 – "Income Taxes" for a discussion of our valuation allowance.

A summary of option activity in the stock incentive plans during 2012 is as follows:

	Weighted Average Exercise Price	Shares Subject to Option
Outstanding, December 31, 2011	$ 60.50	1,420,500
Granted	-	-
Exercised	-	-
Forfeited or expired	63.78	(542,200)
Outstanding, December 31, 2012	$ 58.48	878,300

There were no options granted or exercised in 2012, 2011 or 2010.

The following is a summary of stock options outstanding, all of which are exercisable, at December 31, 2012:

	Options Outstanding and Exercisable		
Exercise Price	Shares	Remaining Average Life (years)	Weighted Average Exercise Price
$43.70	348,500	0.1	$ 43.70
$68.20	529,800	1.1	$ 68.20
Total	878,300	0.7	$ 58.48

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2012 was zero. The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price of $2.66 as of December 31, 2012 which would have been received by the option holders had all option holders exercised their options on that date. Because our closing stock price at December 31, 2012 was below all exercise prices, none of the outstanding options had any intrinsic value.

A summary of restricted stock or restricted stock unit activity during 2012 is as follows:

	Weighted Average Grant Date Fair Market Value	Shares
Restricted stock outstanding at December 31, 2011	$ 12.88	2,945,762
Granted	3.97	1,810,445
Vested	7.62	(1,470,965)
Forfeited	58.24	(207,660)
Restricted stock outstanding at December 31, 2012	$ 7.08	3,077,582

At December 31, 2012, the 3.1 million shares of restricted stock outstanding consisted of 2.3 million shares that are subject to performance conditions ("performance shares") and 0.8 million shares that are subject only to service conditions ("time vested shares"). The weighted-average grant date fair value of restricted stock granted during 2011 and 2010 was $8.94 and $6.82, respectively. The fair value of restricted stock granted is the closing price of the common stock on the New York Stock Exchange on the date of grant. The total fair value of restricted stock vested during 2012, 2011 and 2010 was $6.9 million, $14.9 million and $8.5 million, respectively.

As of December 31, 2012, there was $8.8 million of total unrecognized compensation cost related to nonvested share-based compensation agreements granted under the plans. Of this total, $7.5 million of unrecognized compensation costs relate to performance shares and $1.3 million relates to time vested shares. The unrecognized costs associated with the performance shares may or may not be recognized in future periods, depending upon whether or not the performance conditions are met. The cost associated with the time vested shares is expected to be recognized over a weighted-average period of 1.3 years.

During 2011, we granted 449,350 shares that will be settled as cash payments over the vesting period under the 2002 stock incentive plan. The grant date fair value of these restricted share units was $8.94 in 2011. During 2012, 147,968 shares of this grant vested resulting in cash payments of $0.6 million and 1,200 shares of this grant were forfeited. During 2011, 5,400 shares of this grant were forfeited. As of December 31, 2012, there was $0.4 million of total unrecognized compensation cost related to the 294,782 nonvested shares under this grant. The unrecognized compensation cost associated with this grant is expected to be recognized over a period of 1.1 years.

At December 31, 2012, 5.2 million shares were available for future grant under the 2011 stock incentive plan.

19. Leases

We lease certain office space as well as data processing equipment and autos under operating leases that expire during the next six years. Generally, rental payments are fixed.

Total rental expense under operating leases was $4.8 million, $5.4 million and $6.3 million in 2012, 2011 and 2010, respectively.

At December 31, 2012, minimum future operating lease payments are as follows (in thousands):

2013	$ 4,377
2014	1,931
2015	497
2016	306
2017 and thereafter	174
Total (1)	$ 7,285

(1) Minimum payments have not been reduced by minimum sublease rentals of $38 thousand due in the future under noncancelable subleases.

20. Litigation And Contingencies

Consumers continue to bring lawsuits against home mortgage lenders and settlement service providers. Mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in December 2004, following denial of class certification in June 2004. Since December 2006, class action litigation has been brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. Beginning in December 2011, MGIC, various mortgage lenders and various other mortgage insurers have been named as defendants in twelve lawsuits, alleged to be class actions, filed in various U.S. District Courts. Three of those cases have previously been dismissed. The complaints in all nine of the remaining cases allege various causes of action related to the captive mortgage reinsurance arrangements of the mortgage lenders, including that the defendants violated RESPA by paying excessive premiums to the lenders' captive reinsurer in relation to the risk assumed by that captive. MGIC denies any wrongdoing and intends to vigorously defend itself against the allegations in the lawsuits. There can be no assurance that we will not be subject to further litigation under RESPA (or FCRA) or that the outcome of any such litigation, including the lawsuits mentioned above, would not have a material adverse effect on us.

Since June 2005, various state and federal regulators have also conducted investigations or requested information regarding captive mortgage reinsurance arrangements, including (1) a request received by MGIC in June 2005 from the New York Department of Financial Services for information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation; (2) the Minnesota Department of Commerce (the "MN Department"), which regulates insurance, began requesting information in February 2006, regarding captive mortgage reinsurance and certain other matters in response to which MGIC has provided information on several occasions, including as recently as May 2011; (3) various subpoenas received by MGIC beginning in March 2008 from the U.S. Department of Housing and Urban Development ("HUD"), seeking information about captive mortgage reinsurance similar to that requested by the MN Department, but not limited in scope to the state of Minnesota; and (4) correspondence received by MGIC in January 2012 from the Consumer Financial Protection Bureau ("CFPB") indicating that HUD had transferred authority to the CFPB to investigate captive reinsurance arrangements in the mortgage insurance industry and requesting, among other things, certain information regarding captive mortgage reinsurance transactions in which we participated. In June 2012, we received a Civil Investigative Demand ("CID") from the CFPB requiring additional information and documentation regarding captive mortgage reinsurance. We have met with, and expect to continue to meet with, the CFPB to discuss the Civil Investigative Demand and how to resolve its investigation. MGIC has also filed a petition to modify the CID which petition is currently pending. While MGIC believes it would have strong defenses to any claims the CFPB might bring against it as a result of the investigation, it continues to work with the CFPB to try to resolve the investigation and any concerns that the CFPB may have about MGIC's past and current captive reinsurance practices. If MGIC cannot resolve the concerns of the CFPB, it is possible that the CFPB would assert various RESPA and possibly other claims against it. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

Various regulators, including the CFPB, state insurance commissioners and state attorneys general may bring actions seeking various forms of relief, including civil penalties and injunctions against violations of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the eventual scope, duration or outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us. In January 2013, the CFPB issued rules to implement laws requiring mortgage lenders to make ability-to-pay determinations prior to extending credit. We are uncertain whether the CFPB will issue any other rules or regulations that affect our business apart from any action it may take as a result of its investigation of captive mortgage reinsurance. Such rules and regulations could have a material adverse effect on us.

In October 2010, a purported class action lawsuit was filed against MGIC in the U.S. District Court for the Western District of Pennsylvania by a loan applicant on whose behalf a now-settled action we previously disclosed had been filed by the U.S. Department of Justice. In this lawsuit, the loan applicant alleged that MGIC discriminated against her and certain proposed class members on the basis of sex and familial status when MGIC underwrote their loans for mortgage insurance. In May 2011, the District Court granted MGIC's motion to dismiss with respect to all claims except certain Fair Housing Act claims. On November 29, 2012, the District Court granted final approval for a class action settlement of the lawsuit. The settlement created a settlement class of 265 borrowers. Under the terms of the settlement, MGIC deposited $500,000 into an escrow account to fund possible payments to affected borrowers. In addition, MGIC paid the named plaintiff an "incentive fee" of $7,500 and paid class counsels' fees of $337,500. Any funds remaining in the escrow account after payment of all claims approved under the procedures established by the settlement will be returned to MGIC.

We understand several law firms have, among other things, issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. We intend to defend vigorously any proceedings that may result from these investigations.

With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them.

We have made substantial progress in reaching an agreement with Countrywide to settle the dispute we have regarding rescissions. Since December 2009, we have been involved in legal proceedings with Countrywide in which Countrywide alleged that MGIC denied valid mortgage insurance claims. (In these financial statement footnotes, we refer to rescissions of insurance and denials of claims collectively as "rescissions" and variations of that term.) In addition to the claim amounts it alleged MGIC had improperly denied, Countrywide contended it was entitled to other damages of almost $700 million as well as exemplary damages. We sought a determination in those proceedings that we were entitled to rescind coverage on the applicable loans. From January 1, 2008 through December 31, 2012, rescissions of coverage on Countrywide-related loans mitigated our paid losses on the order of $445 million. This amount is the amount we estimate we would have paid had the coverage not been rescinded. In addition, in connection with mediation, we voluntarily suspended rescissions related to loans that we believed could be covered by a settlement. As of December 31, 2012, coverage on approximately 2,150 loans, representing total potential claim payments of approximately $160 million, that we had determined was rescindable was affected by our decision to suspend such rescissions. While there can be no assurance that we will actually enter into a settlement agreement with Countrywide, we have determined that a settlement with Countrywide is probable.

We are also discussing a settlement with another customer. We have also determined that it is probable we will reach a settlement of our dispute with this customer. As of December 31, 2012, coverage on approximately 250 loans, representing total potential claim payments of approximately $17 million, was affected by our decision to suspend rescissions for that customer.

We are now able to reasonably estimate the probable loss associated with each probable settlement and, as required by ASC 450-20, we have recorded the estimated impact of the two probable settlements referred to above in our financial statements for the quarter ending December 31, 2012. The aggregate impact to loss reserves for the probable settlement agreements was an increase of approximately $100 million. This impact was somewhat offset by impacts to our return premium accrual and premium deficiency reserve. All of these impacts were reflected in the fourth quarter 2012 financial results. If we are not able to reach settlement with Countrywide, we intend to defend MGIC against any related legal proceedings, vigorously.

The flow policies at issue with Countrywide are in the same form as the flow policies that we use with all of our customers, and the bulk policies at issue vary from one another, but are generally similar to those used in the majority of our Wall Street bulk transactions. From January 1, 2008 through December 31, 2012, we estimate that total rescissions mitigated our incurred losses by approximately $2.9 billion, which included approximately $2.9 billion of mitigation on paid losses, excluding $0.6 billion that would have been applied to a deductible. At December 31, 2012, we estimate that our total loss reserves were benefited from anticipated rescissions by approximately $0.2 billion.

Before paying a claim, we review the loan and servicing files to determine the appropriateness of the claim amount. All of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligations under our insurance policy, including the requirement to mitigate our loss by performing reasonable loss mitigation efforts or, for example, diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We call such reduction of claims submitted to us "curtailments." In 2012, curtailments reduced our average claim paid by approximately 4%. In addition, the claims submitted to us sometimes include costs and expenses not covered by our insurance policies, such as mortgage insurance premiums, hazard insurance premiums for periods after the claim date and losses resulting from property damage that has not been repaired. These other adjustments reduced claim amounts by less than the amount of curtailments.

After we pay a claim, servicers and insureds sometimes object to our curtailments and other adjustments. We review these objections if they are sent to us within 90 days after the claim was paid. Historically, we have not had material disputes regarding our curtailments or other adjustments. As part of our settlement discussions, Countrywide informed us that they object to approximately $40 million of curtailment and other adjustments. In connection with any settlement agreement with Countrywide, we expect we would enter into a separate agreement with them that would provide for a process to resolve this dispute. However, we do not believe a loss is probable regarding this curtailment dispute and have not accrued any reserves that would reflect an adverse outcome to this dispute. We intend to defend vigorously our position regarding the correctness of these curtailments under our insurance policy. Although we have not had other material objections to our curtailment and adjustment practices, there can be no assurances that we will not face additional challenges to such practices.

MGIC and Freddie Mac disagreed on the amount of the aggregate loss limit under certain pool insurance policies (the "Disputed Policies"). On December 1, 2012, an Agreement of Settlement, Compromise and Release (the "Settlement Agreement") between MGIC, Freddie Mac and the FHFA became effective, settling their dispute regarding the Disputed Policies. Under the Settlement Agreement, MGIC is to pay Freddie Mac a total of $267.5 million in satisfaction of all obligations under the Disputed Policies. Of the total, $100 million was paid in December 2012, as required by the Settlement Agreement, and the remaining $167.5 million is to be paid in 48 equal installments that began on January 2, 2013.

If MGIC fails to make payments as required by the Settlement Agreement, or if payments or obligations to make payments are set aside, voided or otherwise rendered unenforceable (a "Default"), then Freddie Mac may elect to: (a) to collect an additional settlement payment of $57.5 million (for a Default occurring on or after December 1, 2015), $82.5 million (for a Default occurring on or after December 1, 2014, but before December 1, 2015) or $132.5 million (for a Default occurring before December 1, 2014), in addition to the remainder of the $267.5 million that it has not received or retained due to the Default, (b) to keep all payments previously retained and reinitiate litigation regarding the Disputed Policies, seeking damages of $540 million less the amounts previously retained, or (c) seek specific performance of the Settlement Agreement.

MGIC has also agreed to indemnify Freddie Mac and FHFA from any claims made against either of them by MGIC and certain associated parties of MGIC (including regulators and creditors) that are premised upon the performance of the Settlement Agreement.

A non-insurance subsidiary of our holding company is a shareholder of the corporation that operates the Mortgage Electronic Registration System ("MERS"). Our subsidiary, as a shareholder of MERS, has been named as a defendant (along with MERS and its other shareholders) in nine lawsuits asserting various causes of action arising from allegedly improper recording and foreclosure activities by MERS. Three of those lawsuits remain pending and the other six lawsuits have been dismissed without an appeal. The damages sought in the remaining cases are substantial. We deny any wrongdoing and intend to vigorously defend ourselves against the allegations in the lawsuits.

In addition to the matters described above, we are involved in other legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations.

Through a non-insurance subsidiary, we utilize our underwriting skills to provide an outsourced underwriting service to our customers known as contract underwriting. As part of the contract underwriting activities, that subsidiary is responsible for the quality of the underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. That subsidiary may be required to provide certain remedies to its customers if certain standards relating to the quality of our underwriting work are not met, and we have an established reserve for such future obligations. These obligations have been primarily funded by contributions from our holding company and, in part, from the operations of the subsidiary. A generally positive economic environment for residential real estate that continued until approximately 2007 may have mitigated the effect of some of these costs in previous years. Historically, a material portion of our new insurance written through the flow channel has involved loans for which that subsidiary provided contract underwriting services, including new insurance written between 2006 and 2008. Claims for remedies may be made a number of years after the underwriting work was performed. We believe the rescission of mortgage insurance coverage on loans for which the subsidiary provided contract underwriting services may make a claim for a contract underwriting remedy more likely to occur. Beginning in the second half of 2009, our subsidiary experienced an increase in claims for contract underwriting remedies, which has continued throughout 2012. The related contract underwriting remedy expense was approximately $27 million, $23 million and $19 million for the years ended December 31, 2012, 2011 and 2010.

See Note 14 – "Income Taxes" for a description of federal income tax contingencies.

21. Unaudited Quarterly Financial Data

2012:	First	Second	Third	Fourth (b)	2012 Year
	Quarter				
	(In thousands, except share data)				
Net premiums written	$ 254,986	$ 238,605	$ 263,505	$ 260,736	$ 1,017,832
Net premiums earned	262,405	242,628	266,432	261,705	1,033,170
Investment income, net of expenses	37,408	32,178	30,394	21,660	121,640
Loss incurred, net	337,088	551,408	490,121	688,636	2,067,253
Change in premium deficiency reserves	(14,183)	(27,358)	(9,144)	(10,351)	(61,036)
Underwriting and other operating expenses	50,343	48,910	50,678	51,516	201,447
Interest expense	24,627	24,912	24,478	25,327	99,344
Net income (loss)	(19,555)	(273,891)	(246,942)	(386,691)	(927,079)
Income (loss) per share (a):					
Basic	(0.10)	(1.36)	(1.22)	(1.91)	(4.59)
Diluted	(0.10)	(1.36)	(1.22)	(1.91)	(4.59)

2011:	First	Second	Third	Fourth	2011 Year
	Quarter				
	(In thousands, except share data)				
Net premiums written	$ 274,463	$ 270,399	$ 255,745	$ 263,773	$ 1,064,380
Net premiums earned	288,546	284,454	275,094	275,741	1,123,835
Investment income, net of expenses	56,543	55,490	48,898	40,339	201,270
Loss incurred, net	310,431	459,552	462,654	482,070	1,714,707
Change in premium deficiency reserves	(9,018)	(11,035)	(12,388)	(11,709)	(44,150)
Underwriting and other operating expenses	57,550	54,043	52,477	50,680	214,750
Interest expense	26,042	26,326	25,761	25,142	103,271
Net income (loss)	(33,661)	(151,732)	(165,205)	(135,294)	(485,892)
Income (loss) per share (a):					
Basic	(0.17)	(0.75)	(0.82)	(0.67)	(2.42)
Diluted	(0.17)	(0.75)	(0.82)	(0.67)	(2.42)

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

(b) The results for the fourth quarter of 2012 include a loss of approximately $267 million related to our settlement with Freddie Mac and approximately $100 million related to our probable rescission settlement agreements. See Note 20 – "Litigation and Contingencies."

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Curt S. Culver
Chairman and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

Thomas M. Hagerty
Managing Director
Thomas H. Lee Partner, L.P.
Boston, MA
A private investment firm

Timothy A. Holt
Former Senior Vice President and Chief Investment Officer
Aetna, Inc.
Hartford, CT
A diversified health care benefits company

Kenneth M. Jastrow, II
Non-Executive Chairman
Forestar Group Inc.
Austin, TX
A company engaged in various real estate and natural resource businesses

Daniel P. Kearney
Business Consultant and Private Investor
Chicago, IL

Michael E. Lehman
Chief Financial Officer
Arista Networks
Santa Clara, CA
A cloud networking firm

William A. McIntosh
Former Executive Committee Member and Managing Director
Salomon Brothers Inc
New York, NY
An investment banking firm

Leslie M. Muma
Former President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Donald T. Nicolaisen
Former Chief Accountant
United States Securities and Exchange Commission
Washington, DC

Mark M. Zandi
Chief Economist
Moody's Analytics, Inc.
West Chester, PA
A risk measurement and management firm

Officers

MGIC Investment Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Senior Vice President
Timothy J. Mattke
Controller and Chief Accounting Officer

Vice President
Lisa M. Pendergast
Treasurer

Mortgage Guaranty Insurance Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Lawrence J. Pierzchalski
Risk Management

Senior Vice Presidents
Gregory A. Chi
Information Services and Chief Information Officer

Carla A. Gallas
Claims

Timothy J. Mattke
Controller and Chief Accounting Officer

Cheryl L. Webb
Field Operations

Michael J. Zimmerman
Investor Relations

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen M. Dempsey
Managing Director

Sandra K. Dunst
Claims Operations

Edward G. Durant
Analytic Services

Mary L. Elkins
Information Services – Systems Development

Susan E. Friedrich
Information Services – Chief Information Security Officer

David A. Greco
Credit Policy

Heidi A. Heyrman
Regulatory Relations, Assistant General Counsel and Assistant Secretary

Steven F. Himebauch
National Accounts

James J. Hughes
Managing Director

Malcom T. Hurst
Sales

Eric B. Klopfer
Corporate Strategy

Mark J. Krauter
National Accounts

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

Salvatore A. Miosi
Marketing

Jerome J. Murphy
Field Operations

Jeffrey N. Nielsen
Financial Planning/Analysis

Lisa M. Pendergast
Treasurer

Eric L. Rice
Sales

John R. Schroeder
Risk Management

Julie K. Sperber
Assistant Controller

Dan D. Stilwell
Chief Compliance Officer, Assistant General Counsel and Assistant Secretary

James R. Stirling
Information Services - Chief Technology Officer

Kurt J. Thomas
Human Resources

Steven M. Thompson
Risk Management

Martha F. Tsuchihashi
Securities Law Counsel, Assistant General Counsel and Assistant Secretary

Kathleen E. Valenti
Loss Mitigation

Bernhard W. Verhoeven
Risk Management

Carie L. Vos
Claims Administration

John S. Wiseman
Managing Director

Jerry L. Wormmeester
National Accounts

Performance Graph

The graph below compares the cumulative total return on (a) our Common Stock, (b) a composite peer group index selected by us, (c) the Russell 2000 Financial Index and (d) the S&P 500. Our peer group index consists of the peers against which we analyze our executive compensation: Ambac Financial Group, Assured Guaranty, Fidelity National Financial, First American Financial, Genworth Financial, MBIA, Old Republic International and Radian Group.

We selected this peer group because it includes all of our direct competitors that are public and whose mortgage insurance operations are a significant part of their overall business, financial guaranty insurers, and other financial services companies focused on the residential real estate industry that are believed to be potential competitors for executive talent.



120
100
80
60
40
20
0
2007
2008
2009
2010
2011
2012
Russell 2000 Financial Index
S&P 500
Peer Index (ABKFQ, AGO, FNF, FAF, GNW, MBI, ORI & RDN)
MGIC

	2007	2008	2009	2010	2011	2012
Russell 2000 Financial Index	100	72	69	81	76	88
S&P 500	100	63	80	92	94	109
Peer Index (ABKFQ, AGO, FNF, FAF, GNW, MBI, ORI & RDN)	100	33	46	57	41	59
MGIC	100	16	26	46	17	12

Shareholder Information

The Annual Meeting

The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on April 25, 2013 in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report

Copies of the Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission, are available without charge to shareholders on request from:

Secretary
MGIC Investment Corporation
P. O. Box 488
Milwaukee, WI 53201

The Annual Report on Form 10-K referred to above includes as exhibits certifications from the Company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act. Following the 2012 Annual Meeting of Shareholders, the Company's Chief Executive Officer submitted a Written Affirmation to the New York Stock Exchange that he was not aware of any violation by the Company of the corporate governance listing standards of the Exchange.

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164
(800) 468-9716

Corporate Headquarters

MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address

P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholder Services

(414) 347-6596

MGIC Stock

MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At March 1, 2013, 202,303,017 shares were outstanding. The following table sets forth for 2011 and 2012 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange.

	2011		2012	
Quarter	**High**	**Low**	**High**	**Low**
1st	$11.79	$ 7.74	$5.05	$ 3.59
2nd	9.64	5.41	5.09	2.22
3rd	6.82	1.59	3.08	0.84
4th	3.99	1.51	2.66	1.50

In October 2008, the Company's Board suspended payment of our dividend. Accordingly, no cash dividends were paid in 2011 or 2012. The payment of future dividends is subject to the discretion of our Board and will depend on many factors, including our operating results, financial condition and capital position. See Note 8 - "Debt" to our consolidated financial statements for dividend restrictions that apply when we elect to defer interest on our Convertible Junior Debentures.

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulations. For a discussion of these restrictions, see "Management's Discussion and Analysis – Liquidity and Capital Resources" and Note 16 – "Dividend restrictions" to our consolidated financial statements.

As of February 15, 2013, the number of shareholders of record was 227. In addition, we estimate that there are approximately 20,000 beneficial owners of shares held by brokers and fiduciaries.

MGIC Investment Corporation
MGIC Plaza, Milwaukee, Wisconsin 53202 • www.mgic.com

71-43244 2/13